11/3

02060767

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

REGISTRANT'S NAME China Oilfield Services Ltd

*CURRENT ADDRESS 3-1516 Hebei Road
Haiyang New and Hi-Tech Development Zone
Tanggu, Tianjin 300451
China

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34696 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS

DATE : 12/18/02

82-34696

IMPORTANT

If you are in any doubt about this Prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

AR/S
12-31-01

COSL

CHINA OILFIELD SERVICES LIMITED*

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

02 DEC -3 AM 9:23

GLOBAL OFFERING

Number of Offer Shares	:	1,334,652,000 H Shares (subject to adjustment)
Number of Hong Kong Offer Shares	:	133,466,000 H Shares (subject to adjustment)
Number of New Placing Shares	:	1,079,854,000 H Shares (subject to adjustment)
Number of Sale Shares	:	121,332,000 H Shares (subject to adjustment)
Offer Price	:	not more than HK$1.70 per Offer Share payable in full on application subject to refund on final pricing
Nominal value	:	Rmb 1.00 each
Stock Code	:	2883

Joint Global Coordinators and Joint Bookrunners

Credit Suisse First Boston **Merrill Lynch & Co.**

Joint Sponsors

Credit Suisse First Boston (Hong Kong) Limited **Merrill Lynch Far East Limited**

Co-Managers

BNP Paribas Peregrine Securities Limited **BOCI Asia Limited**

CITIC Capital Markets Limited **ICEA Capital Limited**

A copy of this Prospectus, having attached thereto the documents specified in the section headed "Documents Delivered to the Registrar of Companies" in Appendix VIII to this Prospectus, has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong. The Securities and Futures Commission of Hong Kong and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this Prospectus or any of the other documents referred to above.

The Offer Price is expected to be fixed by agreement among the Joint Global Coordinators, on behalf of the Underwriters, CNOOC, as a selling Shareholder, and us on the Price Determination Date. The Price Determination Date is expected to be on or about November 15, 2002 and, in any event, not later than November 18, 2002. The Offer Price will fall within the Offer Price range in this Prospectus unless otherwise announced, as explained below. Applicants applying for Hong Kong Offer Shares must pay, on application, the maximum Offer Price of HK$1.70 per Hong Kong Offer Share, together with brokerage fee of 1.0%, Stock Exchange trading fee of 0.005% and SFC transaction levy of 0.007%, subject to refund if the Offer Price should be lower than HK$1.70. The Joint Global Coordinators, on behalf of the Underwriters, may, with the consent of CNOOC, as a selling Shareholder, and us, reduce the number of Offer Shares and/or the indicative Offer Price range (which is HK$1.40 to HK$1.70 per Hong Kong Offer Share) below that which is stated in this Prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the number of Offer Shares and/or the indicative Offer Price range will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the number of Offer Shares and/or the indicative Offer Price range is so reduced, such applications cannot be subsequently withdrawn. Further details are set out in the sections headed "Structure of the Global Offering" and "How to apply for Hong Kong Offer Shares" in this Prospectus. If, for any reason, the Offer Price is not agreed among the Joint Global Coordinators, on behalf of the Underwriters, CNOOC, as a selling Shareholder, and us by November 18, 2002, the Global Offering (including the Hong Kong Public Offering) will not proceed.

We are incorporated in the People's Republic of China ("PRC") and our businesses are located in the PRC. Potential investors should be aware of the differences in the legal, economic and financial systems between the mainland of the PRC and Hong Kong, and that there are different risk factors relating to investments in PRC-incorporated companies. Potential investors should also be aware that the regulatory framework in the PRC is different from the regulatory framework in Hong Kong and should take into consideration the different market nature of our Shares. Such differences and risks are set out in Appendix V "Summary of Principal Legal and Regulatory Provisions" and the section headed "Risk Factors—Risks relating to the PRC," respectively.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement to subscribe for, and procure applicants for the subscription for, the Hong Kong Offer Shares, are subject to termination by the Joint Global Coordinators (on behalf of the Underwriters) if certain grounds arise prior to 8:00 a.m. on the day that trading in the Hong Kong Offer Shares commences on the Stock Exchange. Such grounds are set out in the section headed "Underwriting" in this Prospectus. It is important that you refer to that section for further details.

* *For identification purposes only*

November 11, 2002

EXPECTED TIMETABLE [1]

Latest time to lodge **white** and **yellow** Application Forms	12:00 noon on Thursday, November 14, 2002
Latest time to give **electronic** application instructions to HKSCC[2]	12:00 noon on Thursday, November 14, 2002
Application lists open[3]	11:45 a.m. on Thursday, November 14, 2002
Application lists close	12:00 noon on Thursday, November 14, 2002
Price Determination Date[4]	Friday, November 15, 2002
Announcement of the Offer Price, indication of the level of interest in the International Offering and the level of applications in the Hong Kong Public Offering and the basis of allocation of the Hong Kong Offer Shares (with successful applicants' identification document numbers) to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on	Monday, November 18, 2002
Despatch of H Share certificates in respect of wholly or partially successful applications on or before[5][6]	Tuesday, November 19, 2002
Despatch of refund cheques in respect of wholly successful or wholly or partially unsuccessful applications on or before[6]	Tuesday, November 19, 2002
Dealings in H Shares on the Stock Exchange expected to commence on	Wednesday, November 20, 2002

(1) *All times refer to Hong Kong local time. Details of the structure of the Global Offering, including the conditions of the Hong Kong Public Offering, are set out in the section headed "Structure of the Global Offering" in this Prospectus.*

(2) *Applicants who apply for the Hong Kong Offer Shares by giving* ***electronic*** *application instructions to HKSCC should refer to the section headed "How to Apply for Hong Kong Offer Shares—II. Applying by giving electronic application instructions to HKSCC" in this Prospectus.*

(3) *If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, November 14, 2002, the application lists will not open on that day. See the paragraph headed "Effect of bad weather on the opening of the application lists" in the section headed "How to Apply for Hong Kong Offer Shares" in this Prospectus.*

(4) *The Price Determination Date is expected to be on or about Friday, November 15, 2002, and in any event will be on or before Monday, November 18, 2002. If, for any reason, the Offer Price is not agreed on or before Monday, November 18, 2002, the Global Offering will not proceed.*

(5) *Share certificates for the Hong Kong Offer Shares are expected to be issued on Tuesday, November 19, 2002 but will only become valid certificates of title at 8:00 a.m. on Wednesday, November 20, 2002 provided that (i) the Global Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting" in this Prospectus has not been exercised.*

(6) *If you have applied for 500,000 or more Hong Kong Offer Shares and you have indicated in your Application Forms that you wish to collect your refund cheques (where relevant) and H Share certificates (where relevant) personally, you may collect your refund cheques (where relevant) and your H Share certificates (where relevant) from our H Share Registrar, Computershare Hong Kong Investor Services Limited of Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Tuesday, November 19, 2002 or any other day notified by us in the newspapers as the date of despatch of H Share certificates/refund cheques. If you are an individual who opts for personal collection, you must not authorize any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to our H Share Registrar. Uncollected H Share certificates and refund cheques will be despatched by ordinary post at the applicant's own risk to the address specified in the relevant Application Form. If you have applied for less than 500,000 Hong Kong Offer Shares or have applied for 500,000 Hong Kong Offer Shares or more but have not indicated in the Application Form that you wish to collect H Share certificates and/or refund cheques, your H Share certificates (if applying by using a* ***white*** *Application Form) and/or refund cheques will be sent to the address on the Application Form on Tuesday, November 19, 2002, by ordinary post and at your own risk. For further information, you should refer to the section headed "How to Apply for Hong Kong Offer Shares" in this Prospectus.*

For details of the structure of the Global Offering, including conditions of the Hong Kong Public Offering, you should refer to the section headed "Structure of the Global Offering" in this Prospectus.

CONTENTS

You should rely only on the information contained in this Prospectus and the Application Forms to make your investment decision. We have not authorized anyone to provide you with information that is different than what is contained in this Prospectus. Any information or representation not made in this Prospectus must not be relied on by you as having been authorized by us, the Joint Global Coordinators, the Joint Sponsors, CNOOC, as a selling Shareholder, the Underwriters, the Directors or any other person involved in the Global Offering.

CONTENTS

Page

SUMMARY

This summary aims to give you an overview of the information contained in this Prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in our Offer Shares.

There are risks associated with any investment. Some of the particular risks in investing in our Offer Shares are set out in the section headed "Risks Factors" in this Prospectus. You should read that section carefully before you decide to invest in our Offer Shares.

OUR COMPANY

We are the leading provider of oilfield services in the offshore China market. Our services cover each phase of the exploration, development and production of offshore oil and natural gas. We offer our services separately and on an integrated project basis. Our operations are divided into the following four segments:

- drilling services;
- well services;
- marine support and transportation services; and
- geophysical services.

We are the leading provider of drilling services to the offshore China market. We owned and operated a fleet of 12 drilling rigs, including nine jackups and three semi-submersibles, as of June 30, 2002, and have plans to acquire two second-hand jackup rigs. Our rig fleet is designed and equipped to accommodate the various water depths, weather and downwell conditions typically encountered offshore China. In addition to our drilling operations, we operate and maintain over 30 workover rigs on our customers' production platforms. We have been drilling offshore China since 1967, and have increased our drilling activity in terms of wells drilled at a compound annual growth rate of 17.8% over the last five years. Drilling is our largest business segment and, for the year ended December 31, 2001, accounted for 41.6% of our turnover.

To support our drilling operations, we offer a full range of well services, including logging and downhole services, such as drilling fluids, directional drilling, cementing, well completion and well workovers. Well services accounted for 25.2% of our turnover for the year ended December 31, 2001.

We own and operate the largest and most diverse fleet of marine support vessels offshore China. Our fleet included 55 offshore support vessels and six oil tankers as of June 30, 2002. We have expanded our fleet by 12 vessels, or 24.5%, since 1997 and have plans to add 16 newbuild offshore support vessels to our marine support and transportation fleet by 2004. For the year ended December 31, 2001, marine support and transportation accounted for 20.2% of our turnover.

We also offer geophysical services for offshore oil and natural gas exploration projects. Our line of geophysical services includes offshore seismic data collection, marine geotech surveying and data processing. Our geophysical services accounted for 13.0% of our turnover for the year ended December 31, 2001.

OUR COMPETITIVE STRENGTHS

We believe that our success and future prospects are bolstered by a combination of our strengths, including the following:

- We have the leading position in our core market of offshore China.
- We stand to benefit from growing demand for oilfield services offshore China.
- We provide integrated offshore oilfield services across exploration, development and production activities.
- We provide our services under a competitive cost structure.
- We have an experienced management and skilled technical team.

Leading position in our core market of offshore China. We are the leading provider of drilling, well, marine support and geophysical services offshore China. In this market, we own and operate the largest and most diverse fleet of rigs and support vessels, which provides us with economies of scale and the capacity to serve all of offshore China. We have operated in this market for over 20 years during which time we have established strong relationships with CNOOC Limited and other international oil and gas companies. These relationships are central to our continued leadership in the PRC domestic market and represent an opportunity to facilitate our selective international expansion.

Stand to benefit from a growing demand for oilfield services offshore China. Numerous recent discoveries, particularly in the Bohai Bay area, have led to increasing levels of drilling and other development activities offshore China. Our core customers, such as CNOOC Limited and various international oil and gas companies, are well capitalized operators capable of funding drilling and development activities throughout the oil price cycle. Moreover, offshore China continues to show sizeable exploration and development potential and is relatively underexplored compared to other offshore exploration areas. The offshore China exploration area is approximately 1.3 million square kilometers (501,800 square miles) in size, about twice the size of the U.S. Gulf of Mexico. As of June 30, 2002, over 700 exploration wells have been drilled offshore China, compared to over 14,000 exploration wells in the U.S. Gulf of Mexico.

Integrated offshore oilfield services across exploration, development and production activities. We offer our customers a wide range of integrated oilfield services. In particular, we are able to provide well services and offshore support vessels in conjunction with our drilling operations. This integration allows us to provide strategic and comprehensive coverage of our customer's offshore service needs, from the early stages of exploration to the support of producing projects. It also allows us to apply value-added expertise across different business lines when working on a given project. We believe integration differentiates us from our competitors offshore China, and helps us to achieve cost savings and higher margins. By offering a variety of major service lines, we are also able to diversify our revenue streams across different business segments and different stages of the exploration, development and production of offshore oil and gas.

Competitive cost structure. Our geographic concentration, lower labor costs and scale of operations enable us to offer our core services under a competitive cost structure. This competitive advantage should enable us to maintain our leading position in the offshore China market for drilling and marine support and some well and geophysical services, even in the wake of China's recent entry into the WTO. Moreover, we believe our competitive cost structure will provide us with a strong platform for our selective expansion into international markets in the areas of offshore drilling, marine support and some of our well and geophysical services.

Experienced management and skilled technical team. Our senior management team and key operating personnel have in-depth experience in the offshore China oilfield services sector. They have been working with international oil companies since 1982, including several oilfield services joint ventures with foreign parties. Our chief executive officer and chief financial officer have held senior management positions with CNOOC Limited, a publicly listed company in Hong Kong and New York. We have established a solid reputation among our customers for quality service and high safety standards. Our management is focused on achieving high operating efficiency and returns.

OUR BUSINESS STRATEGY

We intend to solidify our leading market position offshore China and selectively pursue opportunities to expand our operations outside the PRC. The implementation of our strategy consists of five main components:

Expand our operating capacity. The expansion of our operating capacity will enable us to meet new and increased demand for oilfield services offshore China and to pursue additional business opportunities in overseas markets. Specifically, we intend to:

- acquire two second-hand jackup rigs by 2004;
- expand our support vessel fleet by 16 ships by 2004 to support new operating activities, especially offshore production;
- acquire a newbuild geotech survey vessel capable of performing submarine pipeline surveying; and
- purchase additional advanced logging tools and surface systems to target more advanced logging assignments.

Further integrate our service lines. Further integration of our drilling, well, marine support and transportation and geophysical service lines will enable us to offer our customers a more convenient and cost efficient platform of oilfield services. We intend to further coordinate the marketing efforts of our four main business lines and to strengthen our Integrated Project Management program. We believe this strategy will improve our operating margins and differentiate us from our competitors.

Increase our technical capabilities. Increasing our technical capabilities will strengthen our competitiveness in certain areas and enable us to perform additional services for our customers. Specifically, we intend to:

- purchase advanced MWD and LWD tools to improve our directional drilling capabilities;
- acquire HTHP and horizontal well logging tools to strengthen our logging service line;
- add new marine support vessels with dynamic positioning capabilities; and
- leverage our joint ventures with international oilfield services companies to strengthen our technological capabilities.

Strengthen and expand our client relationships. Strengthening and expanding our client relationships will enable us to solidify our market position in China and facilitate our expansion into overseas markets. In particular, we intend to continue focusing on serving our largest customers, CNOOC Limited and its PSC partners operating offshore China. We also plan to begin targeting market opportunities in shallow water areas offshore China and additional customers located onshore China.

Selectively pursue international opportunities. Focusing our international marketing efforts on oil and natural gas projects operated by current customers, such as CNOOC Limited, and in less developed offshore markets, such as Southeast Asia, the Middle East and Africa, will enable us to expand our level of international business activities. We believe that this strategy will help us diversify our revenue streams and improve our operating margins.

RISK FACTORS

There are risks involved in our business and in your investment in our H Shares. These risks may be summarized as follows:

Risks relating to our business

- Demand for our services, the prices we charge for our services and our profit margins and cash flow depend on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.
- Our business, results of operations and financial condition depend in large part on our relationship with CNOOC Limited.
- As our controlling shareholder, CNOOC will continue to have substantial influence over our company, including our dividend policy.
- We will continue to engage in connected transactions with CNOOC and its associates, including CNOOC Limited and CNOOC Finance Corporation Limited.
- Since we have only recently been consolidated into a single operating entity, our business operations are subject to some measure of uncertainty.
- We face an increasingly competitive oilfield services market offshore China.
- Our business requires us to make significant capital expenditures, which depend on our ability to secure financing that is acceptable to us.
- The execution of our capital expenditure plan is subject to some uncertainty.
- Our well services and geophysical businesses rely heavily on technology that is subject to rapid and significant change and some of this technology may be owned by our competitors.
- Our operations are subject to seasonal variations.
- Our drilling and marine support and transportation businesses are subject to significant operational risks that may not be fully covered by our insurance policies.
- We may encounter unexpected difficulties in implementing our strategy to compete in offshore oilfield services markets outside China.
- We face increased competition for qualified personnel.
- Our rights and interests as lessee of certain real property are subject to some uncertainty.

Risks relating to the offshore oilfield services industry

- Failure to comply with existing or future environmental laws and regulations could adversely affect us.

Risks relating to the PRC

- Our Shareholders may not receive the same level of shareholder protection and access to information as shareholders of companies incorporated in other countries.
- PRC economic and political conditions may adversely affect our operations.
- Our business operations require substantial foreign currency, which makes us vulnerable to a devaluation of the Renminbi and other exchange rate fluctuations.
- We must obtain the PRC Government's permission to convert Renminbi into other currencies.
- The interpretation and enforcement of PRC laws and regulations is subject to some uncertainty.

Risks relating to our Global Offering

- There has been no prior public market for our Shares; the liquidity and market price of our Offer Shares may be volatile.
- Sales of substantial amounts of our Shares in the public market after the Global Offering could adversely affect the prevailing market price of our Offer Shares.
- We cannot guarantee the accuracy of facts and statistics with respect to certain information in the Industry Overview section contained in this Prospectus.

TRADING RECORD

The following tables present our selected combined financial data as of and for the fiscal years ended December 31, 1999, 2000 and 2001 and the six-month periods ended June 30, 2001 (unaudited) and 2002. The selected income statement data and cash flow data for the years ended December 31, 1999, 2000 and 2001 and for the six-month periods ended June 30, 2001 (unaudited) and June 30, 2002, and the selected balance sheet data as of December 31, 1999, 2000 and 2001 and June 30, 2002, have been derived from the Accountants' Report set out in Appendix I to this Prospectus. Our combined financial statements have been prepared on the basis of our Reorganization as a reorganization of companies under common control similar to a pooling/merger of interests. Although we did not complete our Reorganization until April 30, 2002, our combined balance sheets have been prepared to present our assets and liabilities as if our Reorganization had been completed on January 1, 1999. Similarly, our combined statements of income and cash flow include our results of operations and cash flow as if our business and operations had been transferred to us on January 1, 1999. Therefore, the financial information included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. You should read the Accountants' Report and the financial statements for more detailed financial information.

SUMMARY

	Year ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000 (unaudited)	Rmb '000
Selected Income Statement Data:					
Turnover	1,662,031	2,178,449	2,365,566	1,075,505	1,303,393
Drilling	644,376	906,103	985,484	458,619	509,219
Well services	413,109	606,834	595,072	282,366	352,831
Marine support & transportation	357,571	428,050	476,924	215,041	296,613
Geophysical	246,975	237,462	308,086	119,479	144,730
Other revenues	1,556	3,196	20,996	7,883	1,079
Operating expenses					
Consumption of supplies, materials, fuel, services and others	(611,023)	(719,617)	(793,213)	(336,965)	(393,838)
Depreciation of property, plant and equipment	(388,291)	(377,894)	(383,037)	(198,420)	(242,625)
Repair and maintenance costs	(207,337)	(246,230)	(235,003)	(83,740)	(52,673)
Employee compensation costs	(237,705)	(309,791)	(455,480)	(209,296)	(235,826)
Other selling, general and administrative expenses	(33,632)	(22,765)	(21,903)	(11,412)	(18,416)
Other operating expenses	(99,538)	(109,655)	(110,336)	(52,304)	(55,871)
Provision for impairment of long-term investments	(12,023)	—	—	—	—
Provision for impairment of property, plant and equipment	—	(30,800)	(38,000)	(38,000)	—
Total operating expenses	(1,589,549)	(1,816,752)	(2,036,972)	(930,137)	(999,249)
Profit from operations	74,038	364,893	349,590	153,251	305,223
Finance costs					
Exchange gain/(loss), net	(468)	277	(561)	(232)	(210)
Interest expenses	(2,390)	(6,340)	(9,373)	(5,585)	(5,115)
Interest income	19,535	30,505	28,125	13,597	5,409
Total finance costs	16,677	24,442	18,191	7,780	84
Share of profit of jointly-controlled entities	24,242	30,961	47,837	15,490	21,066
Share of loss of an associate	—	(33,781)	(3,434)	(3,434)	—
Profit before tax	114,957	386,515	412,184	173,087	326,373
Tax	(26,750)	(99,659)	(139,106)	(59,229)	(109,225)
Net profit	88,207	286,856	273,078	113,858	217,148
Net profit per Share (H.K. cents)[1]	3.18	10.39	9.90	4.13	7.87

	As of December 31,			As of June 30,
	1999	2000	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000
Selected Balance Sheet Data:				
Cash and cash equivalents	935,072	870,376	871,124	164,315
Current assets	1,519,200	1,678,897	1,787,195	1,492,348
Property, plant and equipment, net	2,480,273	2,721,901	3,048,945	4,134,958
Interests in jointly-controlled entities	69,270	81,149	193,922	155,310
Interest in an associate	—	36,487	—	—
Total assets	4,074,938	4,518,434	5,030,062	5,782,616
Current liabilities	1,039,708	1,371,992	1,721,057	850,735
Long-term bank and other loans, net of current portion	4,500	55,000	30,000	—
Total long-term liabilities	329,500	422,000	374,000	1,260,300
Total liabilities	1,369,208	1,793,992	2,095,057	2,111,035
Owner's/shareholder's equity	2,705,730	2,724,442	2,935,005	3,671,581

	Year ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000 (unaudited)	Rmb '000
Other Selected Financial Data:					
Capital expenditures	409,976	664,329	924,789	426,348	214,857
Cash provided by (used for):					
Operating activities	601,805	720,793	706,560	125,947	(24,950)
Investing activities	(415,929)	(721,871)	(631,602)	(293,478)	25,714
Financing activities	(15,602)	13,415	59,919	88,179	(610,000)
Distributions declared	88,207	286,856	273,078	113,858	344,921
EBITDA(2):					
Drilling	155,913	309,994	396,680	225,868	258,232
Well services	143,975	266,241	177,629	107,847	141,822
Marine support and transportation	132,957	167,546	173,900	85,559	134,282
Geophysical	80,550	82,847	43,595	(21,523)	35,480
Total EBITDA	513,395	826,628	791,804	397,751	569,816
EBITDA margin(3)	31%	38%	33%	37%	44%

(1) *Net profit per Share for the years ended December 31, 1999, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002 have been calculated by dividing net profit by the number of Shares of 2,600,000,000 outstanding immediately after our Reorganization and prior to this Global Offering.*

(2) *EBITDA refers to earnings, including share of profit from jointly-controlled entities but excluding other revenues, before interest income, interest expense, income taxes, share of loss of an associate, exchange losses or gains, depreciation and amortization, provisions for inventories and doubtful debt, impairment of long-term investments and impairment of property, plant and equipment as computed under Hong Kong GAAP. EBITDA is not a generally accepted accounting measure under Hong Kong GAAP and should not be considered in isolation or construed as an alternative to operating income, operating cash flows or any other measure of performance or as an indicator of our operating performance, liquidity or profitability or cash flows generated by operating, investing and financing activities. EBITDA fails to account for taxes, interest expense and other non-operating cash expenses. EBITDA does not consider any functional or legal requirements of the business that may require us to conserve and allocate funds for purposes other than debt service or funding of oilfield service activities. EBITDA measures presented in this Prospectus may not be comparable to similarly titled measures of other companies.*

(3) *EBITDA margin represents EBITDA as a percentage of our turnover as computed under Hong Kong GAAP.*

Drilling is our largest segment in terms of EBITDA. For the year 2001, our drilling segment accounted for 50.1% of our EBITDA, while our well services, marine support and transportation services and geophysical services accounted for 22.4%, 22.0% and 5.5% of our EBITDA, respectively.

SUMMARY

SELECTED OPERATING DATA

The following table sets forth selected operating data relating to our drilling and marine support and transportation operations for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
Drilling operations						
Wells drilled by rigs						
Jackup	75	43	172	109	146	51
Semi-submersible	7	22	14	35	12	15
Total wells drilled	82	65	186	144	158	66
Total operating days						
Jackup	3,417	2,843	2,395	2,941	2,665	1,222
Semi-submersible	823	684	818	815	867	500
Total operating days	4,240	3,527	3,213	3,756	3,532	1,722
Rig utilization rates (%/year)(1)						
Jackup	100.0%	93.2%	82.6%	98.1%	97.9%	89.7%
Semi-submersible	100.0%	100.0%	100.0%	100.0%	100.0%	93.5%
Average	100.0%	94.4%	86.4%	98.5%	98.4%	90.7%
Average realized day rates (US$/day)(2)						
Jackup	—	—	14,927	20,101	26,655	26,245
Semi-submersible	—	—	41,322	48,621	50,019	47,380
Marine support and transportation						
Operating days						
Standby vessels	7,966	7,580	7,675	7,661	7,469	4,235
AHTS vessels	4,955	4,770	4,961	4,897	5,358	2,669
PSVs	628	941	1,041	899	1,397	1,118
Utility vessels	997	1,039	1,787	1,999	1,894	849
Total operating days	14,546	14,331	15,464	15,456	16,118	8,871
Support vessel utilization rates(3)						
Standby vessels	98.2%	96.9%	96.6%	99.0%	95.4%	96.1%
AHTS vessels	97.1%	94.0%	97.9%	96.2%	98.3%	95.4%
PSVs	96.6%	95.3%	95.7%	97.5%	96.0%	90.4%
Utility vessels	98.5%	98.6%	93.7%	97.8%	91.2%	81.8%
Average	97.8%	95.9%	96.6%	97.8%	95.9%	93.6%
Support vessel average realized rates (in US$/day per kW)(4)						
Standby vessels	—	—	0.57	0.64	0.62	0.79
AHTS vessels	—	—	0.64	0.66	0.69	0.79
PSVs	—	—	0.65	0.71	0.76	0.75
Utility vessels	—	—	0.76	0.61	0.51	0.63
Tankers						
Tons transported	555,333	531,275	586,420	1,382,922	1,356,379	620,190

(1) Drilling rig utilization rates are calculated by dividing the total number of operating days in a particular year by the total number of days of availability in such year. The total number of days of availability is calculated by subtracting the total number of preparation days in a particular year from the total number of days in that year. Since 2000 was a leap year, there were 366 days in that year.

(2) The average realized day rates for our drilling rigs are calculated by dividing total revenue by total operating days.

(3) Support vessel utilization rates are calculated by dividing the total number of operating days in a particular year by the total number of days of availability in such year. The total number of days of availability is calculated by subtracting the total number of preparation days in a particular year from the total number of days in that year.

(4) The average realized rates for our support vessels are calculated by first dividing total contract revenues by total operating days and then by dividing this figure by total capacity as measured in kW.

PROFIT FORECAST FOR THE YEAR ENDING DECEMBER 31, 2002

Forecast combined profit after taxation but before extraordinary items[(1)(2)]	not less than Rmb 354.0 million (HK$333.6 million)
Forecast earnings per Share[(2)]	
(a) weighted average[(3)]	Rmb 0.1292 (HK$0.1218)
(b) pro forma fully diluted[(4)]	Rmb 0.0928 (HK$0.0875)

(1) The bases on which we have prepared the profit forecast are set out in Appendix II to this Prospectus.

(2) Forecast combined profit after taxation but before extraordinary items and forecast earnings per Share are converted into Hong Kong dollars at PBOC rate of HK$1.00 to Rmb 1.0610 prevailing on November 5, 2002.

(3) The calculations assume no exercise of the Over-allotment Option. The calculation of the forecast earnings per Share on a weighted average basis is based on the forecast combined profit after taxation but before extraordinary items for the year ending December 31, 2002 and a weighted average total of 2,739,614,904 Shares assumed to be in issue during the entire year.

(4) The calculation of the forecast earnings per Share on a fully diluted basis is based on the forecast combined profit after taxation but before extraordinary items for the year ending December 31, 2002 and a total of 3,813,320,000 Shares assumed to be in issue during the entire year.

OFFERING STATISTICS[(1)]

Except where otherwise indicated, we have compiled the Global Offering statistics on the assumption that the Over-allotment Option is not exercised. We have calculated these offering statistics by translating Renminbi amounts into Hong Kong dollars at the rate of HK$1.00 = Rmb 1.0606, being the PBOC Rate on June 30, 2002. The Offer Prices of HK$1.40 and HK$1.70 per H Share do not include the 1.0% brokerage fee, 0.005% Stock Exchange trading fee and 0.007% SFC transaction levy which are payable by applicants under the Global Offering.

	Based on an Offer Price of HK$1.40 per H Share	**Based on an Offer Price of HK$1.70 per H Share**
Market capitalization of our H Shares[(2)]	HK$1,868.5 million	HK$2,268.9 million
Prospective price/earnings multiple on a		
(a) weighted average[(3)]	11.5 times	14.0 times
(b) pro forma fully diluted basis[(4)]	16.0 times	19.4 times
Adjusted net tangible asset value per Share[(5)]	HK$1.34	HK$1.43

(1) All statistics in this table are on the assumption that the Over-allotment Option is not exercised.

(2) The calculation of market capitalization is based on 1,334,652,000 H Shares expected to be in issue following the Global Offering.

(3) The prospective price/earnings multiple on a weighted average basis is based on the assumed Offer Price and the forecast earnings per Share on a weighted average basis.

(4) The prospective price/earnings multiple on a pro forma fully diluted basis is based on the assumed Offer Price and the forecast earnings per Share on a pro forma fully diluted basis.

(5) The adjusted net tangible asset value per Share is calculated after the adjustments referred to in the section headed "Financial Information—Adjusted Net Tangible Assets" in this Prospectus and on the basis of a total of 3,813,320,000 Shares in issue and expected to be issued as a part of the Global Offering but takes no account of any H Shares which may be issued upon the exercise of the Over-allotment Option.

REASONS FOR THE GLOBAL OFFERING AND THE USE OF PROCEEDS

We estimate that our portion of the net proceeds of the Global Offering, after deducting related expenses payable by us, will be approximately HK$1,787.2 million (US$229.0 million) (assuming an Offer Price of HK$1.55 per H Share, being the mid-point of the estimated Offer Price range of HK$1.40 and HK$1.70). If the Over-allotment Option is exercised in full, our net proceeds will increase to approximately HK$2,059.4 million (US$263.9 million). We plan to use our net proceeds from the Global Offering principally to fund our capital expenditure program. For further details of our capital expenditure program, see the sections headed "Business," "Future Plans and Use of Proceeds" and "Financial Information—Liquidity and Capital Resources—Capital Expenditures and Investments."

To the extent that our net proceeds from the Global Offering are not immediately required for the above purposes, we intend to place them in short-term, interest-bearing, foreign currency deposits at the Bank of China, Industrial and Commercial Bank of China or other commercial banks in China.

The net proceeds from the Global Offering accruing to CNOOC (after deducting underwriting fees payable by CNOOC in relation to the Global Offering, assuming an Offer Price of HK$1.55 per H Share, being the mid-point of the estimated Offer Price range of HK$1.40 to HK$1.70 per H Share) are estimated to be approximately HK$181.5 million (US$23.3 million). CNOOC has informed us that it intends to contribute its portion of the net proceeds from the Global Offering to the national social security fund in accordance with relevant PRC Government requirements. For further details, see Appendix VII "Statutory and General Information—Other Information—Particulars of CNOOC, Our Selling Shareholder" to this Prospectus.

In this Prospectus, the following expressions have the following meanings unless the context otherwise requires. Certain technical terms are explained in the section headed "Glossary of Technical Terms" in this Prospectus.

"Application Forms"	white Application Form(s) and yellow Application Form(s) or, where the context so requires, either of them
"Articles of Association"	our articles of association
"associate"	has the meaning ascribed thereto under the Listing Rules
"Board of Directors"	our board of directors
"business day"	any day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for normal banking business
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation
"CCASS Participant"	a CCASS Broker Participant, a CCASS Custodian Participant or a CCASS Investor Participant
"CNOOC"	China National Offshore Oil Corporation, a PRC State-owned enterprise established on February 12, 1982
"CNOOC Limited"	CNOOC Limited, a company incorporated in Hong Kong with limited liability on August 20, 1999 and an indirect subsidiary of CNOOC
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, an exempt dealer under the Securities Ordinance
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會), a regulatory body responsible for the supervision and regulation of the PRC national securities markets
"Director(s)"	our directors or any one of them
"Domestic Shares"	our ordinary issued shares, with a par value of Rmb 1.00 each, which are subscribed for or credited as paid up in Renminbi by PRC nationals and/or PRC corporate entities

"EBITDA"	earnings, including share of profit from jointly-controlled entities but excluding other revenues, before interest income, interest expense, income taxes, share of loss of an associate, exchange losses or gains, depreciation and amortization, provisions for inventories and doubtful debt, impairment of long-term investments and impairment of property, plant and equipment as computed under Hong Kong GAAP. EBITDA is not a generally accepted accounting measure under Hong Kong GAAP or other accounting systems and you should not consider it as an alternative to operating income, operating cash flows or any other measure of performance or as an indicator of our operating performance, liquidity or profitability or cash flows generated by operating, investing and financing activities
"GDP"	gross domestic product
"Global Offering"	the Hong Kong Public Offering and the International Offering
"H Shares"	overseas listed foreign shares in our ordinary share capital, with a par value of Rmb 1.00 each, which are to be listed on the Stock Exchange and subscribed for and traded in Hong Kong dollars
"H Share Registrar"	Computershare Hong Kong Investor Services Limited
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HKSCC Nominees"	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong dollars" or "H.K. dollars" or "HK$" and "cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong
"Hong Kong GAAP"	generally accepted accounting principles in Hong Kong
"Hong Kong Offer Shares"	our H Shares offered for subscription in the Hong Kong Public Offering
"Hong Kong Public Offering"	our offer of initially 133,466,000 H Shares for subscription by the public in Hong Kong for cash (subject to adjustment as described in the section headed "Structure of the Global Offering" in this Prospectus) at the Offer Price (plus brokerage fee of 1.0% of the Offer Price, Stock Exchange trading fee of 0.005% of the Offer Price and SFC transaction levy of 0.007% of the Offer Price) on the terms and subject to the conditions described in this Prospectus and the Application Forms, as further described in the section headed "Structure of the Global Offering—The Hong Kong Public Offering" in this Prospectus
"Hong Kong Underwriters"	the underwriters listed in the section headed "Underwriting—Hong Kong Underwriters" being the underwriters of the Hong Kong Public Offering

"Hong Kong Underwriting Agreement"	the underwriting agreement dated November 8, 2002 relating to the Hong Kong Public Offering and entered into by, among others, the Joint Global Coordinators, the Hong Kong Underwriters and us, as further described in the section headed "Underwriting—Underwriting Arrangements and Expenses" in this Prospectus
"International Offering"	the conditional placing by the International Underwriters of the International Offering Shares with institutional and professional investors, including QIBs, for cash at the Offer Price (plus brokerage fee of 1.0% of the Offer Price, Stock Exchange trading fee of 0.005% of the Offer Price and SFC transaction levy of 0.007% of the Offer Price), as further described in the section headed "Structure of the Global Offering—The International Offering (including Offer for Sale)" in this Prospectus
"International Offering Shares"	the New Placing Shares and the Sale Shares
"International Underwriters"	the underwriters listed in the section headed "Underwriting—International Underwriters" being the underwriters of the International Offering
"International Underwriting Agreement"	the international purchase agreement relating to the International Offering to be entered into on or about November 15, 2002 by, among others, CNOOC, as the selling Shareholder, the Joint Global Coordinators, the International Underwriters and us, as further described in the section headed "Underwriting—International Offering" in this Prospectus
"IPM"	our Integrated Project Management program
"Joint Global Coordinators"	Credit Suisse First Boston (Hong Kong) Limited and Merrill Lynch, Pierce, Fenner & Smith Incorporated
"Joint Sponsors"	Credit Suisse First Boston (Hong Kong) Limited and Merrill Lynch Far East Limited
"Latest Practicable Date"	October 31, 2002, being the latest practicable date for ascertaining certain information in this Prospectus prior to its publication
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Date"	the date, expected to be on or about November 20, 2002, on which our H Shares are listed and from which dealings therein are permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
"Macau"	the Macau Special Administrative Region of the PRC

"Mandatory Provisions"	the Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas (到境外上市公司章程必備條款), for inclusion in the articles of association of companies incorporated in the PRC to be listed overseas, which were promulgated by the former PRC Securities Commission of the State Council and the former State Commission for Restructuring the Economic System of the PRC on August 27, 1994, as amended and supplemented from time to time
"Merrill Lynch"	Merrill Lynch Far East Limited, an investment adviser registered under the Securities Ordinance
"Ministry of Finance"	the PRC Ministry of Finance (中國財政部), the Ministry responsible for the administration of State revenues and expenditures, financial and taxation policies and overall supervision of financial and taxation policies and overall supervision of financial institutions
"Ministry of Land and Resources"	the PRC Ministry of Land and Resources (中國國土資源部), the Ministry responsible for the planning, management, protection and rational utilization of land, mineral resources, marine resources and other natural resources in the PRC
"MOFTEC"	the PRC Ministry of Foreign Trade and Economic Cooperation (中國對外貿易經濟合作部)
"New Placing Shares"	the 1,079,854,000 new H Shares initially being offered by us for subscription under the International Offering together, where relevant, with any additional new H Shares to be issued by us pursuant to the exercise of the Over-allotment Option
"Offer for Sale"	the offer for sale of the Sale Shares by CNOOC, as a selling Shareholder, at the Offer Price (plus brokerage fee of 1.0% of the Offer Price, Stock Exchange trading fee of 0.005% of the Offer Price and SFC transaction levy of 0.007% of the Offer Price), as further described in the section headed "Structure of the Global Offering—The International Offering (including Offer for Sale)" in this Prospectus
"Offer Price"	the final Hong Kong dollar price per Offer Share (exclusive of brokerage fee, Stock Exchange trading fee and SFC transaction levy) at which Hong Kong Offer Shares are to be subscribed pursuant to the Hong Kong Public Offering and International Offering Shares are to be offered pursuant to the International Offering, to be determined as described in the section headed "Structure of the Global Offering—Determining the Offer Price" in this Prospectus
"Offer Shares"	the Hong Kong Offer Shares and the International Offering Shares together, where relevant, with any additional H Shares issued pursuant to the exercise of the Over-allotment Option
"OPEC"	Organization of the Petroleum Exporting Countries

"Over-allotment Option"	the option granted by us and CNOOC, as a selling Shareholder, to the Joint Global Coordinators on behalf of the International Underwriters for up to 30 days from the Listing Date to require us to allot and issue and CNOOC to sell up to an aggregate of 200,200,000 additional H Shares (we will be issuing and allotting up to 182,000,000 H Shares and CNOOC will be selling up to 18,200,000 H Shares) solely to cover over-allocations in the International Offering, if any, details of which are described in the section headed "Structure of the Global Offering—The Global Offering" in this Prospectus
"PBOC"	the People's Bank of China, the central bank of the PRC
"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the PBOC based on the China inter-bank foreign exchange market rate of the previous day and with reference to current exchange rates on the world financial markets
"PRC" or "China"	the People's Republic of China excluding, for the purpose of this Prospectus only, Hong Kong, Macau and Taiwan
"PRC Company Law"	the Company Law of the PRC, as enacted by the Standing Committee of the Eighth National People's Congress on December 29, 1993, which came into effect on July 1, 1994, as amended, supplemented or otherwise modified from time to time
"PRC GAAP"	generally accepted accounting principles and regulations in the PRC
"PRC Government"	the central government of the PRC including all governmental subdivisions (including provincial, municipal and other regional or local government entities) and organs thereof or, as the context requires, any of them
"Price Determination Date"	the date, expected to be on or about November 15, 2002, on which the Offer Price is fixed by the Joint Global Coordinators, on behalf of the Underwriters, CNOOC, as a selling Shareholder, and us for the purposes of the Global Offering, and in any event no later than November 18, 2002
"Promoter"	CNOOC, in its capacity as our sole promoter
"PSC"	a production sharing contract offshore China
"PSC partners"	foreign parties to PSCs
"QIBs"	qualified institutional buyers within the meaning of Rule 144A
"Regulation S"	Regulation S under the U.S. Securities Act, as amended from time to time

"Reorganization"	the reorganization of the group of companies now comprising our company, completed on April 30, 2002, as described in the section headed "The Reorganization" in Appendix VII "Statutory and General Information" to this Prospectus
"Reorganization Agreement"	the reorganization agreement, as described in the section headed "The Reorganization" in Appendix VII "Statutory and General Information" to this Prospectus
"Rmb" and "Renminbi"	the lawful currency of the PRC
"Rule 144A"	Rule 144A under the U.S. Securities Act, as amended from time to time
"SAFE" or "State Administration of Foreign Exchange"	the PRC State Administration of Foreign Exchange (中國國家外匯管理局), the administrative organ in China responsible for matters relating to foreign exchange administration
"SAIC" or "State Administration for Industry and Commerce"	the PRC State Administration for Industry and Commerce (中國國家工商行政管理總局)
"Sale Shares"	a total of 121,332,000 H Shares being offered for sale by CNOOC, as a selling Shareholder, under the Offer for Sale together, where relevant, with any additional H Shares to be offered for sale by CNOOC pursuant to the exercise of the Over-allotment Option
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong), as amended
"SDPC" or "State Development Planning Commission"	the PRC State Development Planning Commission (中國國家發展計劃委員會) and formerly, the PRC State Planning Commission
"Securities Ordinance"	the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), as amended
"SETC" or "State Economic and Trade Commission"	the State Economic and Trade Commission of the PRC (中國國家經濟貿易委員會)
"SFC"	the Securities and Futures Commission of Hong Kong established by the Securities and Futures Commission Ordinance (Chapter 24 of the Laws of Hong Kong)
"Shares"	our ordinary shares with a nominal value of Rmb 1.00 each, comprising Domestic Shares and H Shares
"Shareholder"	a holder of our Share(s) from time to time
"Special Regulations"	the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Liability Companies (國務院關於股份有限公司境外募集股份及上市的特別規定), promulgated by the State Council on August 4, 1994, as amended, supplemented or otherwise modified from time to time

"State"	the PRC Central Government
"State Council"	the State Council of the PRC (中國國務院)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed thereto in section 2 of the Companies Ordinance
"Supervisor(s)"	members of our supervisory committee or any of them
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. Securities Act"	the United States Securities Act of 1933, as amended from time to time
"Underwriters"	the Hong Kong Underwriters and the International Underwriters
"Underwriting Agreements"	the Hong Kong Underwriting Agreement and the International Underwriting Agreement
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"we," "us" or "our company"	China Oilfield Services Limited (中海油田服務股份有限公司), incorporated in the PRC on December 25, 2001, and restructured into a joint stock limited liability company on September 26, 2002 and, where the context so requires, in respect of the period prior to our Reorganization, the companies and businesses that now comprise us
"WTO"	World Trade Organization

GLOSSARY OF TECHNICAL TERMS

This glossary contains certain definitions of technical terms used in this Prospectus as they relate to us, CNOOC and offshore China. Some of these definitions may not correspond to standard industry definitions. We have also included an explanation of certain terms of technical measurements for your reference.

"2-D"	seismic data collected in two-dimensional form, by utilizing a single sound source and one or more collection points; typically 2-D is used to map geographical structures for initial analysis
"3-D"	seismic data collected in three-dimensional form, by utilizing two sound sources and two or more collection points; typically 3-D is used to acquire refined seismic data and to raise the probability of successful exploration well drilling
"anchor handling towing and supply vessels" or "AHTS vessels"	vessels that are equipped with winches capable of towing drilling rigs and lifting and positioning their anchors and other marine equipment; they range in size and capacity and are usually characterized in terms of horsepower and towing capacity; for offshore China service, anchor handling towing supply vessels typically require 6,000 horsepower or more to position and service semi-submersible rigs drilling in deep water areas
"API gravity"	the American Petroleum Institute's scale for specific density of liquid hydrocarbons, measured in degrees; the lower the API gravity, the heavier the liquid, and generally, the lower its commercial value; crude oils generally range from 6 degrees (very heavy) to 60 degrees (very light); asphalt has an API gravity of 6 degrees, while WTI has an API gravity of 40 degrees, and gasoline, 50 degrees
"appraisal well"	an exploration well drilled after a successful wildcat well to gain more information on a newly discovered oil or gas reserve
"BHP" or "brake horse power"	brake horsepower, indicating the actual horsepower of an engine delivered at the output end; this is measured on the drive shaft of the engine by a brake or dynamometer
"BOP"	blow-out preventer, utilized beneath a drilling rig and above the surface of the wellbore to seal the well during drilling and control the release of well fluids; a BOP's capacity to control well pressure is measured in psi
"cantilever"	a structure on a jackup rig which allows the drilling system and derrick to shift out beyond the platform to enable drilling over existing platforms or other structures, as well as greater flexibility for multiple patch well drilling
"casing"	steel pipe that is screwed together and lowered into the well hole after drilling; the casing, along with the cement, provide support to the well bore against surrounding geological pressure so as to maintain wellbore stability

"CLS surface system units"	computerized logging systems units utilized at the surface during logging operations to record and process data
"cluster well"	multiple wells extending in a variety of directions drilled from a single primary trunk wellbore that extends from the surface
"completion fluid"	fluid utilized to maintain downwell pressure and stability while drilling through reservoir rock to minimize damage on the formation's surface
"crewboats"	boats that transport personnel and time-sensitive items to and from production platforms and rigs; present-day crewboats are generally 130 to 160 feet in length
"crude oil"	crude oil, including condensate and natural gas liquids
"day rate"	fixed daily fee charged with respect to the services provided by a drilling rig or offshore support vessel
"development well"	wells drilled after appraisal wells for production purposes
"directional drilling"	intentional drilling of a well at a non-vertical or deviated angle, in order to improve reach or exposure to petroleum reservoirs; such drilling is especially common for offshore wells, given the multiple number of wells which may be drilled for a single production platform
"drill bit"	the tool attached to the end of the drill string which cuts and bores its way through the rock formations at the bottom of the well
"drill pipe"	steel pipe screwed together by joints which connects the rotary system on the rig to the drill collar and drill bit downwell
"drill string"	the connected column of drill pipe, drill collar and drill bit, which is driven by the rotary system of a rig
"drilling fluids"	fluids, or drilling mud, circulated downwell during drilling to cool and lubricate the drill bit, remove well cuttings, maintain downwell pressures and preserve the integrity of the wellbore; drilling fluids can be water, oil, or gas-based, with various additives
"ECLIPS^{SM} units"	Enhanced Computerized Logging and Interpretative Processing Systems, a registered service mark of Baker Hughes
"exploration block"	a specified area, which is designated under a PSC for exploration activity, with the possibility for development of any potential discoveries
"field"	a specified area within a block, which is designated under a PSC for development and production

"FPSO"	floating production, storage and offloading vessels which are ships fitted with crude oil and natural gas production and processing systems
"fracs"	fractures which are created in the reservoir rock to act as flow channels for the oil and gas to the well; this process can be done either with downwell perforation charges or through high pressured water
"horizontal well"	a well drilled by deviation drilling to achieve an inclination typically greater than 70 degrees. Such wells are drilled into reservoir formations to allow for maximum crude oil recovery and productivity
"HTHP" or "high-temperature and high-pressure"	high-temperature and high-pressure downwell conditions, which typically includes temperatures greater than 200 degrees Celsius and 10,000 psi; HTHP conditions make drilling more difficult
"LWD"	logging-while-drilling; advanced logging tools which are attached near the drill bit string and measure the location of the drill bit and nature of adjacent geological structures, typically during the directional drilling process
"mud pump"	a pump used to circulate the drilling mud on a drilling rig; most rigs typically have two mud pumps, which are rated by their respective hydraulic horsepower
"multilateral wells"	parallel horizontal branch wells drilled at various depths from a single primary trunk wellbore that extends from the surface, allowing drilling into multiple layers of reservoir rock from a single well to increase productivity of a single well
"MWD"	measuring-while-drilling; advanced tools which measure the pitch and orientation of the drill bit and other factors such as weight on the bit and rotary speed of the bit, typically during the directional drilling process
"pay depths"	the vertical sub-surface depth of a petroleum reservoir's producing area, or pay zone
"petroleum reservoir"	a single continuous deposit of crude oil or natural gas in a porous rock formation
"proved reserves"	estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known petroleum reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the reserve estimate is made)

"proved undeveloped reserves"	proved reserves that are expected to be recovered from new wells in undrilled areas, or from existing wells where significant expenditure is required for completion
"PSV"	platform supply vessel used for transporting supplies, such as fuel, water, drilling fluids, cement, equipment and provisions, to offshore drilling and production facilities
"reservoir rock"	subsurface porous rock formations, such as sandstone, limestone and dolomite, in which gas or oil can be found
"rotary system"	the system on a rig which rotates the drill string and drill bit during operations; rotary systems typically are either in the form of rotary tables, which are located on the drilling floor, or in the form of more advanced top drive systems, located in the derrick swivel
"seismic data"	data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology; this is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves
"standby vessels"	vessels that typically remain on standby to provide support or safety backup to offshore rigs and production facilities, and are equipped to provide first aid and shelter and, in some cases, may also function as supply vessels
"streamers"	clear flexible tubing containing numerous hydrophones used for marine seismic surveys; streamers are towed behind seismic vessels at controlled shallow water depths to collect seismic data
"top drive"	an electrical rotary motor system built into a suspended swivel, which eliminates the need for a rotary table on the rig floor; top drives provide more efficient and safer drilling by allowing drilling to be done three joints at a time, instead of one, and also by allowing rotation while entering and exiting the wellbore
"utility vessels"	vessels that provide service to offshore production facilities and also support offshore maintenance and construction work; their capabilities include the transportation of fuel, water, deck cargo and personnel; they range in length from 96 feet to 135 feet and may, depending on the vessel design, have enhanced features such as fire fighting and pollution response capabilities
"variable load"	the capacity of excess weight a drilling rig can support; an indication of a rig's ability to sustain heavier supply loads necessary for deeper drilling

GLOSSARY OF TECHNICAL TERMS

"well completion"	services and installation of equipment that are necessary to prepare a well for production, including casing and well treatment, such as acidizing and fracing
"well workover"	any work on a completed well designed to maintain, restore or improve production from a currently producing petroleum reservoir; this may include replacement of casing and well treatment, such as sand control, fracing, acidizing
"wellbore"	a well hole
"wildcat well"	an exploration well drilled in an area or geological formation that has no known reserves or previous discoveries
"WTI"	West Texas Intermediate crude oil

We also use the following technical measurements. Here is an explanation for your reference.

"bbl"	a barrel, which is equivalent to 158.988 liters or 0.134 tons of oil (at a API gravity of 33 degrees)
"bcf"	billion cubic feet, which is equivalent to approximately 28.3 million cubic meters
"BOE"	barrel-of-oil equivalent
"BTU"	British Thermal Unit, a commonly employed measurement of energy
"DWT"	deadweight tonnage, referring to the total weight in tons of cargo, fuel, crew and other items a vessel can carry when fully loaded; one unit is equivalent to 1,000 kilograms or 2,205 pounds
"km"	kilometer, which is equivalent to approximately 0.6214 mile
"km^2"	square kilometer, which is equivalent to approximately 0.386 square mile
"kW"	Kilowatts used to measure offshore supply vessel engine power capacity, which is equivalent to 1.36 horsepower
"mmbbls"	million barrels
"mmcf"	million cubic feet
"psi"	pounds per square inch, used to measure air or liquid pressure
"trips"	number of times a logging tool enters and exits a well hole to collect data

An investment in our H Shares involves a number of risks, including certain risks that are not usually associated with an investment in equity securities of companies from Hong Kong or other jurisdictions. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the following information about these risks, together with the other information in this Prospectus, before making an investment in our H Shares.

There are risks involved in our operations and in your investment in our Offer Shares. These risks may be categorized as: (i) risks relating to our business, (ii) risks relating to the offshore oilfield services industry, (iii) risks relating to the PRC, and (iv) risks relating to our Global Offering. Additional risks and uncertainties currently unknown to us, or not expressed or implied below, or that we deem immaterial, could also harm our business, financial condition and operating results.

Risks Relating to Our Business

Demand for our services, the prices we charge for our services and our profit margins and cash flow depend on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.

Demand for our products and services is particularly sensitive to oil and gas exploration, development and production activity offshore China and the corresponding capital spending by oil and gas companies such as CNOOC Limited. Prices for oil and gas may be subject to wide fluctuations in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and various other factors that are beyond our control. A prolonged downturn in oil and natural gas prices could depress the level of exploration, development and production activity offshore China, which would likely reduce the demand for our services and products, place pressure on the prices that we charge for our services and reduce our profit margins and cash flow. Our profit margins and cash flow have fluctuated and may continue to fluctuate due to these circumstances. For additional information on factors affecting our results of operations, see the section headed "Financial Information—Management's Discussion and Analysis of Results of Operations and Financial Condition—Factors Affecting Our Results of Operations."

Our business, results of operations and financial condition depend in large part on our relationship with CNOOC Limited.

A large portion of our turnover comes from the provision of services and sale of products to CNOOC Limited. In 1999, 2000 and 2001, for example, CNOOC Limited accounted for approximately 47.1%, 49.4% and 52.8%, respectively, of our total turnover. At present, CNOOC Limited, by virtue of PRC law and undertakings provided by CNOOC, is the only company permitted to conduct exploration and production activities with international oil and gas companies offshore China. Although CNOOC Limited is affiliated with us, there can be no assurance that CNOOC Limited will necessarily continue to use our services and products. In addition, because of CNOOC Limited's dominant position in our principal market offshore China, we cannot assure you that we will be able to negotiate higher prices for services provided to CNOOC Limited. We anticipate that our future prices for services provided to CNOOC Limited will continue to reflect its volume of work, package of services, our customer relationship and our bargaining position. If CNOOC Limited significantly reduces its use of our services and products for whatever reason, and we are unable to find comparable alternative customers, our business, results of operations and financial condition would be adversely affected. For further details, see the sections headed "Connected Transactions" and "Business—Pricing Policy" in this Prospectus.

As our controlling shareholder, CNOOC will continue to have substantial influence over our company, including our dividend policy.

After the Global Offering, CNOOC will beneficially own approximately 65% of our Shares assuming the Over-allotment Option is not exercised. As a result, CNOOC will be in a position to influence our policies and affairs, and to influence the outcome of corporate actions requiring Shareholder approval. In particular, CNOOC will have the power to determine the composition of our Board of Directors, which appoints our senior management. CNOOC is required to comply with our Articles of Association as well as the applicable PRC law and provisions in the Listing Rules relating to the protection of minority shareholders. There can be no assurance that CNOOC will act in a manner that benefits all of our Shareholders. If CNOOC takes actions that favor its interests over ours, our results of operations and financial position may be adversely affected. For further details, see the sections headed "Corporate Structure" and "Substantial Shareholder" in this Prospectus.

CNOOC is obligated to provide benefits and services to its employees and employees of its associates. CNOOC may have to rely on dividend revenues from its subsidiaries, including us, to pay for these expenses. Subject to the relevant provisions of our Articles of Association as well as the PRC Company Law and the Listing Rules, CNOOC may seek to influence our dividend payouts to satisfy its cash flow requirements. Any increase in dividend distribution as a result of this pressure could reduce funds available to us for reinvestment purposes and adversely affect our results of operations and financial condition. For our dividend policy and information on our past distributions, see the section headed "Financial Information—Dividend Policy and Distributable Reserves."

We will continue to engage in connected transactions with CNOOC and its associates, including CNOOC Limited and CNOOC Finance Corporation Limited.

In the past we have engaged in a variety of transactions with our parent company, CNOOC, and its associates, including CNOOC Limited and CNOOC Finance Corporation Limited, and we will enter into additional transactions with them in the future. For further details, see the section headed "Connected Transactions" in this Prospectus.

Our connected transactions with CNOOC Finance Corporation Limited will include deposits of our funds and, from time to time, its provision of financing and settlement services for transactions between us and our customers. This non-bank finance company has the authority to engage in a variety of finance and investment activities including investments in equity securities, debt securities and real estate as well as borrowings and guarantees. It may also engage in CNOOC intra-group lending. Our deposits will not have the protection of any security interest or guaranty from CNOOC. For more information about CNOOC Finance Corporation Limited, see the section headed "Corporate Structure—Relationship with CNOOC—CNOOC Finance Corporation Limited."

We have received a waiver from the Stock Exchange to continue our commercial relationship with these entities after the Global Offering. This waiver requires us to negotiate all future transactions with CNOOC, CNOOC Limited and CNOOC Finance Corporation Limited on an arm's length basis. The future annual limits under this waiver for the oilfield services that we provide to CNOOC and its associates, including CNOOC Limited, for the three years ending December 31, 2004, are Rmb 2.10 billion, Rmb 2.94 billion and Rmb 4.12 billion, respectively. After the Global Offering, these connected transactions must comply with the relevant provisions of the Listing Rules governing connected transactions, and may require the prior approval of our independent Shareholders. If we do not obtain this approval, we will not be able to execute these transactions, and our business operations and financial condition could be adversely affected.

Since we have only recently been consolidated into a single operating entity, our business operations are subject to some measure of uncertainty.

We were established as the operating company for our present business lines on December 25, 2001 and were restructured into a joint stock limited liability company under the PRC law on September 26, 2002. Prior to our Reorganization, all of our business divisions were controlled by CNOOC as separate subsidiaries. Our management team has been assembled from these former companies, and our new corporate structure and business model may require further adjustment and development. Our future results of operations and financial condition will depend in part on our ability to successfully integrate our various business divisions. We cannot assure you that our Reorganization will create synergies or that we will be able to successfully integrate our business segments.

In addition, since we have only recently been reorganized as an independent entity, the financial information included in this Prospectus may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we actually been a separate, independent entity during the periods presented. Our combined financial statements have been prepared on the basis of our Reorganization as a reorganization of companies under common control similar to a pooling/merger of interests. Although we did not complete our Reorganization until April 30, 2002, our combined balance sheets have been prepared to present our assets and liabilities as if our Reorganization had been completed on January 1, 1999. Similarly, our combined statements of income and cash flow include our results of operations and cash flow as if our business and operations had been transferred to us on January 1, 1999. For further details, see the section headed "Corporate Structure—Our Company History" in this Prospectus.

We face an increasingly competitive oilfield services market offshore China.

The market for oilfield services offshore China has become more competitive in recent years. We expect this trend to continue and to accelerate as a result of China's entry into the World Trade Organization. Our principal competitors consist of both small and medium size domestic companies and large multinational corporations. The leading global oilfield service and product providers in our market have significantly more resources than we do and frequently possess technological advantages over us. Our ability to succeed in the oilfield services market offshore China will depend on many factors, including our pricing, quality of service and product, equipment suitability and our technology. If we cannot compete effectively, our results of operations will suffer. For further details, see the section headed "Business—Competition" in this Prospectus.

Our business requires us to make significant capital expenditures, which depend on our ability to secure financing that is acceptable to us.

As an offshore oilfield services company, we own and operate a large fleet of drilling rigs and marine support and transportation vessels. We also invest in various high-tech instruments and equipment. Our competitiveness depends in part on our ability to make large capital expenditures on these items from time to time. As of June 30, 2002, the average age of our 12 drilling rigs was approximately 22 years, the average age of our 61 marine support and transportation vessels was approximately 19 years, and the average age of our six seismic vessels was approximately 14.5 years. These averages are an indication of our future capital spending requirements because older rigs and ships are more likely to require costly refurbishments or replacements or may cause potential asset impairments.

We generally formulate and update our capital expenditure and investment plans on an annual basis. These plans are based on the condition of our rigs, vessels and equipment, our projected cash flows and the anticipated demand for our oilfield services and products. Our capital expenditure plans, however, are subject to a number of risks, contingencies and other factors, some of which are beyond our control, including our ability to generate sufficient cash flows from our operations and the availability and terms of external financing. If we are unable to obtain acceptable financing to fund necessary capital expenditures in the future, the results of our operations and our financial condition could be adversely affected.

The execution of our capital expenditure plan is subject to some uncertainty.

We have committed and expect to commit a significant amount of capital to purchase drilling rigs and marine support and transportation vessels and to modify, refurbish and upgrade our existing fleet. These ongoing projects are subject to delays and cost overruns inherent in large construction and refurbishment projects, including shipyard availability, shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unavailability of necessary equipment and the inability to obtain any required permits or approvals. Significant cost overruns or delays could adversely affect our financial condition and results of operations. Significant delays could also adversely affect our marketing plans and jeopardize the short- and long-term contracts under which we plan to operate our drilling rigs and vessels. In addition, construction of a new offshore support vessel typically takes 18 months, during which time market conditions and customer requirements may change. Such circumstances could affect the marketability of our newbuild vessels.

Our well services and geophysical businesses rely heavily on technology that is subject to rapid and significant change and some of this technology may be owned by our competitors.

Our competitiveness in the well services and geophysical markets depends in large part on our ability to keep up with the leading technology in these sectors. This technology is subject to rapid and significant change. Moreover, some of this technology is controlled by some of our competitors. In the past, foreign export restrictions have prohibited these companies from selling us sophisticated geophysical instruments. These competitors may also attempt to restrict our use of any technology that they sell or license to us. If we are unable to develop or acquire technology that enables us to remain competitive in the well services and geophysical markets, our results of operations and financial condition could be adversely affected.

Our operations are subject to seasonal variations.

Our oilfield service operations are affected by seasonal variations offshore China. In particular, winter conditions frequently limit our operations that service exploration and development activities in parts of the Bohai Bay during the months of November to February. Similarly, our activities in the South China Sea occasionally are affected by typhoons during the months of May to October; we are required to evacuate our staff from our drilling rigs whenever there is a typhoon warning. We cannot predict the impact seasonal variations will have upon our operating results in any given year. Such impact could be material.

Our drilling and marine support and transportation businesses are subject to significant operational risks that may not be fully covered by our insurance policies.

Our drilling and marine support and transportation operations involve many risks which, even through a combination of experience, knowledge and careful evaluation, may not be overcome. The operational risks that we most commonly face in our drilling operations include loss or damage to drilling equipment, riser ruptures, spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters. We also face risks associated with raising and lowering the legs of jackup rigs, ballasting semi-submersible units and drilling into high-pressure formations. In our marine support and transportation operations, the risks we most commonly face include groundings, collision and damage from severe weather conditions. Any of these events could result in costly delays or cancellations of drilling operations, serious damage to or destruction of equipment, personal injury or loss of life, property damage, suspension of operations or substantial environmental damage through oil spillage or extensive, uncontrolled fires.

Our insurance covers only some of the risks that we face and may not be sufficient to cover all our potential losses or liabilities. Moreover, our insurance coverage is based on PRC insurance standards, which provide significantly lower levels of compensation than international standards. We do not maintain business interruption insurance for any of our business lines. Because of the relatively small size of our drilling rig and marine support and transportation fleets, an uninsured loss could be much more detrimental to our operations and future prospects than it would be to one of our larger multinational competitors. For further information on our insurance coverage, see the section headed "Business—Operating Hazards and Uninsured Risks" in this Prospectus.

We may encounter unexpected difficulties in implementing our strategy to compete in offshore oilfield services markets outside China.

We intend to expand our business activities in offshore oilfield markets outside the PRC. In particular, we intend to target drilling and marine support and transportation market opportunities in Southeast Asia, West Africa and the Middle East. Many of our competitors in these markets are large multinational companies that possess significantly greater resources and experience operating in these regions. Moreover, we will be a relatively late entrant to these markets and may be required to commit substantial capital resources to gain entry and market share. There can be no assurance that our strategy to expand overseas will be successful.

Our plans to expand internationally are also subject to the risks associated with conducting our business overseas, such as uncertain political, legal and economic environments, local market disruptions, restrictions on the movement of funds, deprivation of contract rights or the seizing of property without fair compensation. Local laws or policies may require oil and gas companies to favor companies that are majority-owned by local nationals. As a result of such laws and policies, we may need to rely on joint ventures, licensing or agency agreements or other business arrangements with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between us and foreign governments or their state-owned petroleum companies. Although we have not experienced any significant problems in foreign countries arising from protectionist policies, political instability, economic volatility or currency restrictions, there can be no assurance that such conditions or events will not develop in the future.

We face increased competition for qualified personnel.

Our oilfield services operations require a large number of employees with highly specialized skills and abilities. Although we have not experienced significant problems with hiring and retaining skilled personnel, we expect increased competition for such employees from other oilfield service companies. If we are unable to attract and retain a sufficient number of qualified personnel, our business operations could be adversely affected. A general shortage of qualified personnel and the generally higher compensation offered by international firms in our markets may also require us to raise employee salaries and benefits, which could affect our profitability.

Our rights and interests as lessee of certain real property are subject to some uncertainty.

We lease certain properties used in our operations from CNOOC. Of the properties we lease from CNOOC, three of them consisting of two office units and 29 buildings and a total gross floor area of approximately 25,283 square meters, are located on State allocated land. Our joint ventures with foreign parties also lease five properties with a total gross floor area of approximately 4,896 square meters and site areas of approximately 4,144 square meters in aggregate from CNOOC. These properties are also located on State allocated land. CNOOC holds entitlement certificates, which are substitute title documents issued by competent PRC Government authorities, to these properties. Under relevant PRC regulations, CNOOC must obtain an approval from land administration authorities within a specified time period to enter into lease agreements for these properties. Moreover, CNOOC must remit a portion of the rental payments for such properties to the PRC Government as land use fees. We consider the above risks when negotiating and concluding our lease agreements. However, if CNOOC is unable to obtain the necessary approvals, our rights and interests as lessee of such properties could be adversely affected.

RISKS RELATING TO THE OFFSHORE OILFIELD SERVICES INDUSTRY

Failure to comply with existing or future environmental laws and regulations could adversely affect us.

The well services industry uses radioactive substances in its logging operations, explosives for perforating reservoir surfaces and chemicals in its drilling fluids. In addition, oilfield services operations emit some pollutants. We are subject to PRC environmental protection laws and regulations which:

- impose fees for the discharge of waste substances;
- require the payment of fines and damages for serious environmental pollution; and
- provide that the PRC Government may, at its discretion, close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

We are subject to similar laws and regulations in foreign markets where we have or will have operations.

We believe that our current operations both in China and overseas are in substantial compliance with the requirements of the relevant environmental protection laws and regulations. However, we cannot assure you that breaches will not occur in the future or that the PRC authorities and foreign governments will not impose additional or more stringent environmental requirements that would require us to incur significant expense or expend a considerable amount of management and other resources. For a further discussion of the environmental regulations in the PRC, see the section headed "Industry Overview— Regulatory Framework—Environmental Regulation" in this Prospectus.

RISKS RELATING TO THE PRC

Our Shareholders may not receive the same level of shareholder protection and access to information as shareholders of companies incorporated in other countries.

As a joint stock limited liability company organized under the PRC Company Law, our Shareholders' rights are primarily contained in our Articles of Association, which include certain provisions required by PRC law and the Listing Rules. The rights of our Shareholders may differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, our Shareholders do not have the right to bring an action against us or our Directors, Supervisors, officers and other Shareholders to enforce a claim that we have failed to pursue ourselves. In addition, our

Articles of Association require any general disputes between our Shareholders and us or our Directors, Supervisors, officers and other Shareholders arising under our Articles of Association to be resolved through arbitration in either Hong Kong or China rather than by a court of law. For further details, see Appendix VI "Articles of Association" and Appendix V "Summary of Principal Legal and Regulatory Provisions." As far as we are aware, no action has been brought in China by any shareholder to enforce an arbitral award, and we are uncertain as to the possible outcome of any action that a shareholder might bring in China to enforce such an award. There can be no assurance that our Shareholders will enjoy the same level of shareholder protection and rights customary in other countries.

PRC economic and political conditions may adversely affect our operations.

We are incorporated in the PRC as a joint stock limited liability company, and most of our businesses, assets and operations are located in the PRC. The economic system of the PRC differs from the economies of most developed countries in many respects, including:

- government investment;
- level of development;
- control of capital investment;
- control of foreign exchange; and
- allocation of resources.

The economy of the PRC has been undergoing a transformation from a planned economy to a market-oriented economy. In recent years, the PRC Government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the PRC economy and a high level of management autonomy. These economic reform measures have and will continue to subject our oilfield services market to some measure of uncertainty. In the future, our operating results could be adversely affected by changes to the laws and regulations that govern our industry and changes in the PRC political and economic systems.

Our business operations require substantial foreign currency, which makes us vulnerable to a devaluation of the Renminbi and other exchange rate fluctuations.

We require substantial foreign currency to purchase our drilling rigs, marine support and transportation vessels and other assets used in our operations. In the future, we will also need foreign currency to pay any declared dividends to the holders of our H Shares. During the three years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002, approximately 49%, 68%, 66% and 73%, respectively, of our total turnover were denominated in Renminbi. Since a majority of our present turnover is denominated in Renminbi, we may have to convert a large amount of Renminbi into foreign currencies to meet these obligations.

Because of our present and anticipated foreign currency denominated debts, expenses and other requirements, a devaluation of the Renminbi and exchange rate fluctuations could adversely affect our results of operations and financial condition. Depreciation of the Renminbi and exchange rate movements could also adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. There can be no assurance that we will be able to increase the Renminbi prices of our domestic services and products to fully offset any devaluation of the Renminbi.

We do not hedge exchange rate fluctuations between the Renminbi and foreign currencies and currently have no plans to do so. For further information on our foreign exchange risks, see the section headed "Financial Information—Market Risks" in this Prospectus.

We must obtain the PRC Government's permission to convert Renminbi into other currencies.

The Renminbi is not a freely convertible currency. Under the existing foreign exchange regulations in China, we may undertake current account foreign exchange transactions, including the payment of dividends, without obtaining the prior approval of SAFE, which is the PRC Government body responsible for regulating foreign currency. We are only required to produce commercial documents evidencing the nature of such transactions and process these transactions through designated banks in China. However, foreign exchange transactions for capital account purposes, which include purchasing the assets used in our operations, require the prior approval of SAFE. If we are unable to obtain SAFE's consent to convert Renminbi into foreign currencies for such purposes, our capital expenditure plan and, consequently, our results of operations and financial condition could be adversely affected.

The interpretation and enforcement of PRC laws and regulations is subject to some uncertainty.

The PRC legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Since 1979, the PRC Government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. In particular, the regulatory framework for the securities industry in China is at an early stage of development. The CSRC is responsible for administering and regulating the national securities markets and drafting regulations for the regulation of the national securities markets. Regulations of the State Council and the relevant implementing measures of the CSRC, such as provisions dealing with acquisitions of listed PRC companies and disclosure of information, apply to listed companies in general without being confined to companies listed on any particular stock exchange. Hence these provisions apply to us. Because these laws, regulations and legal requirements are relatively new, and because of the limited volume of published cases and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty.

RISKS RELATING TO OUR GLOBAL OFFERING

There has been no prior public market for our Shares; the liquidity and market price of our Offer Shares may be volatile.

Prior to the Global Offering, there was no public market for our Shares. We, along with CNOOC, as a selling Shareholder, and the Joint Global Coordinators, on behalf of the Underwriters, have determined the price range for our Global Offering. The market price for our H Shares following the Global Offering may differ significantly from our Offer Price. We have applied for the listing of, and permission to deal in, our H Shares on the Stock Exchange. However, we cannot assure you that the listing of our H Shares on the Stock Exchange will ensure that an active trading market for our H Shares will develop, or if it does develop, will be sustained following the Global Offering. Moreover, there can be no assurance that the market price of our H Shares will not decline following the Global Offering.

The price and trading volume of our H Shares may be highly volatile. The price of our H shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for our H shares, investor perceptions of us and of Hong Kong and the PRC, general economic and market conditions in Hong Kong and the PRC, conditions in the offshore oilfield services industry in the PRC and other markets in which we operate. Variations in our revenue, earnings and cash flow, and announcements of new investments or new acquisitions could also cause the market price of our H Shares to change substantially.

Sales of substantial amounts of our Shares in the public market after the Global Offering could adversely affect the prevailing market price of our Offer Shares.

Immediately after completion of the Global Offering, we will have 3,813,320,000 Shares outstanding, of which 1,334,652,000 H Shares, or 35%, will be publicly held by investors participating in the Global Offering and 2,478,668,000 Domestic Shares, or 65%, will be privately held by CNOOC assuming the Over-allotment Option is not exercised. Our Offer Shares sold in the Global Offering will be eligible for immediate resale in the public market in Hong Kong without restriction, while our Domestic Shares held by CNOOC may be sold in the public market subject to approval by the PRC Government and other regulatory restrictions in China and Hong Kong and subject to a contractual lockup of 12 months following the Listing Date. If CNOOC sells a substantial amount of its Shares, the prevailing market price for our Offer Shares could be adversely affected.

We cannot guarantee the accuracy of facts and statistics with respect to certain information in the Industry Overview section contained in this Prospectus.

Facts and statistics in this Prospectus relating to China, its economy, its offshore petroleum industry and its offshore oilfield services industry are derived from various official and unofficial sources generally believed to be reliable. CNOOC, our controlling Shareholder and a selling Shareholder, and other associates of ours have also provided certain information and data relating to our industry sector. However, we cannot guarantee the quality and reliability of such material. These facts and figures have not been independently verified by us or the Underwriters and, therefore, we make no representation as to their accuracy or completeness. Further, there can be no assurance that these sources, including CNOOC and other associates of ours, have stated or compiled such facts and figures on the same basis or with the same degree of accuracy or completeness as may be the case elsewhere. In all cases, you should not unduly rely on these facts and statistics.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This Prospectus includes particulars given in compliance with the Companies Ordinance, the Securities (Stock Exchange Listing) Rules 1989 (as amended) and the Listing Rules for the purpose of giving information with regard to us. Our Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this Prospectus misleading.

CSRC APPROVAL

The CSRC has given its approval for the Global Offering and the making of an application to list our Offer Shares on the Stock Exchange. In granting such approval, the CSRC has not accepted any responsibility for our financial soundness nor the accuracy of any of the statements made or opinions expressed in this Prospectus or in the Application Forms.

UNDERWRITING

The Global Offering comprises the Hong Kong Public Offering of initially 133,466,000 Hong Kong Offer Shares and the International Offering (including the Offer for Sale) of initially 1,079,854,000 New Placing Shares and 121,332,000 Sale Shares, subject, in each case, to reallocation on the basis as described in the section headed "Structure of the Global Offering" in this Prospectus.

This Prospectus is published solely in connection with the Hong Kong Public Offering. The listing of our Offer Shares on the Stock Exchange is sponsored by CSFB and Merrill Lynch. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters on a conditional basis. One of the conditions is that the Offer Price must be agreed among the Joint Global Coordinators, on behalf of the Underwriters, CNOOC, as a selling Shareholder, and us. For applicants applying under the Hong Kong Public Offering, this Prospectus and the Application Forms contain the terms and conditions of the Hong Kong Public Offering. The International Offering (including the Offer for Sale) will be fully underwritten by the International Underwriters under the terms of the International Underwriting Agreement. If, for any reason, the Offer Price is not agreed among the Joint Global Coordinators, on behalf of the Underwriters, CNOOC, as a selling Shareholder, and us, the Global Offering will not proceed. For information about the Underwriters and the underwriting arrangements, see the section headed "Underwriting" in this Prospectus.

RESTRICTIONS ON OFFER AND SALE OF THE OFFER SHARES

The Hong Kong Offer Shares are offered solely on the basis of the information contained and representations made in this Prospectus and the related Application Forms, and on the terms and subject to the conditions set out herein and therein. Each person acquiring Hong Kong Offer Shares will be required to confirm, or by his acquisition of Hong Kong Offer Shares be deemed to confirm, that he is aware of the restrictions on offers of the Offer Shares described in this Prospectus.

No action has been taken to permit a public offering of the Offer Shares or the distribution of this Prospectus in any jurisdiction other than Hong Kong. Accordingly, and without limitation to the following, this Prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

United States

The Offer Shares have not been and will not be registered under the U.S. Securities Act and may not be offered, sold, pledged or transferred within the United States, except to QIBs in accordance with Rule 144A, or outside the United States in accordance with Rule 903 or Rule 904 of Regulation S.

The Offer Shares are being offered and sold outside the United States in reliance on Regulation S and within the United States to QIBs in reliance on Rule 144A. In addition, until 40 days after the later of the commencement of this Global Offering and the completion of the distribution of the Offer Shares, an offer or sale of Offer Shares within the United States by any dealer (whether or not participating in this Global Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from, or in a transaction not subject to, such requirements or in accordance with Rule 144A.

The Offer Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Global Offering or the accuracy or adequacy of this Prospectus or the offering circular relating to the International Offering. Any representation to the contrary is a criminal offence in the United States.

Canada

The Offer Shares may not be offered or sold, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and, without limiting the generality of the foregoing, any offer or sale of Offer Shares in any province or territory of Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the province or territory of Canada in which such offer or sale is made and only by a dealer duly registered under the applicable securities laws of that province or territory in circumstances where any exemption from the applicable registered dealer requirements is available.

United Kingdom

This Prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The Offer Shares may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 received by it in connection with the issue or sale of any Shares except in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to us.

The Netherlands

The Offer Shares may not be offered, sold, transferred or delivered in or from within the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, and neither this Prospectus nor any other document in respect of the Global Offering may be distributed or circulated in the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or business within the meaning of the Netherlands Securities Transactions Supervision Act 1995 (*Vrijstellingsregeling wet foezicht effectenverkeer 1995*) and its implementing regulations (which includes banks, brokers, securities institutions, insurance companies, pension funds, investment institutions, other institutional investors and other parties including treasury departments of commercial enterprises and finance companies of groups which are regularly active in the financial markets in a professional manner).

Japan

The Offer Shares have not been and will not be, registered under the Securities and Exchange Law of Japan. Accordingly, the Offer Shares may not, directly or indirectly, be offered or sold in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other applicable laws and regulations of Japan. As used in this paragraph, a "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This Prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore and the Offer Shares will be offered in Singapore pursuant to exemptions invoked under Sections 274 and 275 of the Securities and Futures Act (Act 42 of 2001) of Singapore (the "Singapore Securities and Futures Act"). Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offer Shares may not be circulated or distributed, nor may the Offer Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than: (i) to an institutional investor or other person specified in Section 274 of the Singapore Securities and Futures Act; (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Singapore Securities and Futures Act; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Securities and Futures Act.

China

This Prospectus does not constitute an offer of the Offer Shares, whether by sale or subscription, in the PRC. The Offer Shares are not being offered and may not be offered or sold directly or indirectly within the PRC to or for the benefit of legal or natural persons of the PRC, by means of this Prospectus or any other document. According to the PRC laws and regulatory requirements, our H Shares may only be offered and sold to natural and legal persons outside China by means of this Prospectus or otherwise.

Each person acquiring the Offer Shares will be required to, or be deemed by his or her acquisition of Offer Shares, to confirm that he or she is aware of the restrictions on offers of the Offer Shares described in this Prospectus.

France

This Prospectus has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French *Code monétaire et financier* and Regulations no. 98-01 and 98-08 of the *Commission des opérations de bourse* ("COB") and has therefore not been submitted to the COB for prior approval.

It is made available only to qualified investors and/or to a limited circle of investors (as defined in Article L.411-2 of the French *Code monétaire et financier* and in the Decree n° 98-880 dated 1 October 1998), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part), that investors act for their own account in accordance with the terms set out by the said decree and undertake not to retransfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations (Articles L.411-1, L412-1, L.412-1 and L.621-8 of the French *Code monétaire et financier*) and that, in the case of an offering to a limited circle of investors, comprising more than 100 investors, such investors have testified that they have personal family or personal business ties to a member of the governing body of the issuer.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

We have applied to the Listing Committee for listing of, and permission to deal in, the Offer Shares, including any H Shares which may be issued pursuant to the exercise of the Over-allotment Option.

Save as disclosed in this Prospectus, no part of our share or loan capital is listed or dealt in on any other stock exchange. We are not seeking or proposing to seek a listing of, or permission to list, our share or loan capital on any other stock exchange.

OUR OFFER SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of, and permission to deal in, our Offer Shares on the Stock Exchange and we comply with the stock admission requirements of HKSCC, our H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or any other date as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day after any trading day. You should seek the advice of your stockbroker or other professional advisor for details of those settlement arrangements as such arrangements will affect your rights and interests.

All necessary arrangements have been made for our H Shares to be admitted into CCASS. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

PROFESSIONAL TAX ADVICE RECOMMENDED

You should consult your professional advisors if you are in any doubt as to the taxation implications of subscription for, purchasing, holding or disposing of, and dealing in, the Shares (or exercising rights attaching to them) under the laws of the place of your operations, domicile, residence, citizenship or incorporation. We emphasize that none of CNOOC, as a selling Shareholder, the Joint Global Coordinators, the Joint Sponsors, the Underwriters or us, any of our or their respective directors, supervisors or any other person or party involved in the Global Offering accepts responsibility for your tax effects or liabilities resulting from your subscription for, purchase, holding or disposing of, or dealing in, the H Shares or your exercise of any rights attaching to the H Shares.

H SHARE REGISTER AND STAMP DUTY

All of the H Shares issued pursuant to applications made in the Global Offering and the Over-allotment Option, if exercised, will be registered on our H Share register of members (which will contain all holders of H Shares) to be maintained in Hong Kong by our H Share Registrar. Our principal register of members will be maintained at CNOOC Plaza, No. 6 Dong Zhi Men Wai Xiao Jie, Beijing 100027, China.

Dealings in the H Shares registered on our H Share register will be subject to Hong Kong stamp duty. See Appendix IV "Taxation" to this Prospectus.

Unless we determine otherwise, dividends will be paid to our Shareholders as recorded on our register of members, by ordinary post at the Shareholders' risk to the registered address of each Shareholder.

REGISTRATION OF SUBSCRIPTION, PURCHASE AND TRANSFER OF OUR OFFER SHARES

We have instructed Computershare Hong Kong Investor Services Limited, our H Share Registrar, and it has agreed, not to register the subscription, purchase or transfer of any H Shares in your name unless and until you have delivered a signed form to our H Share Registrar in respect of those H Shares bearing statements to the effect that you:

- agree with us and each of our Shareholders, and we agree with each of our Shareholders, to observe and comply with the PRC Company Law, the Special Regulations and our Articles of Association;

- agree with us, each of our Shareholders, Directors, Supervisors, managers and officers and we acting for ourself and for each of our Directors, Supervisors, managers and officers agree with each of our Shareholders to refer all differences and claims arising from our Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with our Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive. For further details, see Appendix V "Summary of Principal Legal and Regulatory Provisions" and Appendix VI "Articles of Association;"

- agree with us and each of our Shareholders that the H Shares are freely transferable by the holders thereof; and

- authorize us to enter into a contract on your behalf with each of our Directors and officers whereby our Directors and officers undertake to observe and comply with their obligations to our Shareholders, including you, as stipulated in our Articles of Association.

OVER-ALLOTMENT AND STABILIZATION

In connection with the Global Offering, the Joint Global Coordinators, on behalf of the International Underwriters, may over-allocate and cover such over-allotment (i) by exercising the Over-allotment Option in full or in part no later than 30 days after the Listing Date, or (ii) by making purchases in the secondary market. Any such purchases will be made in compliance with all applicable laws and regulatory requirements. The number of H Shares which can be over-allocated will not exceed the number of H Shares which may be issued upon exercise of the Over-allotment Option, being 200,200,000 H Shares, which is approximately 15% of the H Shares initially available under the Global Offering.

In connection with the Global Offering, the Joint Global Coordinators may also, on behalf of the International Underwriters, effect transactions which stabilize or maintain the market price of the H Shares at levels above those which might otherwise prevail in the open market. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements. Such transactions, if commenced, may be discontinued at any time. Should stabilizing transactions be effected in connection with the distribution of the H Shares, they will be done at the absolute discretion of the Joint Global Coordinators.

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the newly issued securities in the secondary market, during a specified period of time, with the intention to retard and, if possible, prevent a decline in the initial public offer prices of the securities. In Hong Kong and certain other jurisdictions, the stabilization price is not permitted to exceed the Offer Price.

Stabilization is not a practice commonly associated with the distribution of securities in Hong Kong. In Hong Kong, such stabilization activities on the Stock Exchange are currently restricted to cases where underwriters genuinely purchase securities in the secondary market solely for the purpose of covering over-allocations in an offering. The relevant provisions of the Securities Ordinance prohibit market manipulation in the form of pegging or stabilizing the price of securities in certain circumstances.

PROCEDURE FOR APPLICATION FOR PUBLIC OFFER SHARES

The application procedure for the Hong Kong Offer Shares is set out in the section headed "How to Apply for Hong Kong Offer Shares" in this Prospectus and on the relevant Application Forms.

STRUCTURE OF THE GLOBAL OFFERING

Details of the structure of the Global Offering, including its conditions, are set out in the section headed "Structure of the Global Offering" in this Prospectus.

EXCHANGE RATE CONVERSION

Unless otherwise specified, the translations in this Prospectus of Renminbi into Hong Kong dollars and into U.S. dollars are made at the average PBOC Rates for the periods indicated in the following table and such translations are for reference only.

Period	Average PBOC Rates	
	HK$	US$
1997	1.0705	8.2897
1998	1.0686	8.2788
1999	1.0667	8.2784
2000	1.0619	8.2785
2001	1.0611	8.2771

We calculated the average PBOC Rates by averaging the exchange rates published by PBOC for Hong Kong dollars and U.S. dollars against Renminbi on the last business day of each month during the relevant period. For financial data relating to 2002, unless otherwise specified, we have used the PBOC Rates of HK$1.00 and US$1.00 equaling Rmb 1.0606 and Rmb 8.2771, respectively, each being the PBOC Rate on June 30, 2002. For financial data relating to June 30, 2001, we have used the above PBOC Rate for 2001. The PBOC Rates for the Hong Kong dollar and U.S. dollar on November 5, 2002 were HK$1.00 = Rmb 1.0610 and US$1.00 = Rmb 8.2772, respectively. We make no representation, and none should be construed as being made, that any Renminbi amount set out in this Prospectus could have been or could be converted into Hong Kong dollars or U.S. dollars, as the case may be, at any particular rate or at all on such date or any other date.

DIRECTORS AND SUPERVISORS

Name	Address	Nationality
Executive Directors		
Fu Chengyu	Flat 10, 23/F, Block E Kornhill Garden Quarry Bay Hong Kong	PRC
Yuan Guangyu	Suite 2206, Building D Sheng Gu Jia Yuan Chaoyang District Beijing 100028 China	PRC
Yang Yexin	Suite 651, Building 6 Haiyang Southern Compound Yanjiao Development Zone, Sanhe Hebei Province 101149 China	PRC
Non-executive Director		
Wang Zhongan	Suite 3-3-702, Fuguang Li Haidian District Beijing 100037 China	PRC
Independent non-executive Directors		
Gordon Che Keung Kwong	House 2, Palm Cove Villas 28 Ng Fai Tin Hang Hau Wing Lung Road Clearwater Bay, Kowloon Hong Kong	Hong Kong, PRC
Richard Paul Margolis	A3, Alberose 134 Pokfulam Road Hong Kong	United Kingdom
Andrew Y. Yan	Flat B, 23/F, Block 3 Harston 109 Repulse Bay Road Repulse Bay Hong Kong	United States

DIRECTORS AND SUPERVISORS

Name	Address	Nationality
Supervisors		
Liu Shoude	Suite 402, Building 6 Haiyang Southern Compound Yanjiao Development Zone, Sanhe Hebei Province 101149 China	PRC
Tu Zhimin	Suite 506, Building 4 No. 6 Li Hong Garden Zuo Jia Zhuang Zhong Jie Chaoyang District Beijing 100028 China	PRC
Zhang Benchun	Suite 606, Building 37 Zuojiazhuang Beili Chaoyang District Beijing 100028 China	PRC

Members of our audit committee

Gordon Che Keung Kwong

Richard Paul Margolis

Andrew Y. Yan

Members of our remuneration committee

Gordon Che Keung Kwong

Richard Paul Margolis

Andrew Y. Yan

PARTIES INVOLVED IN THE GLOBAL OFFERING

Joint Global Coordinators and Joint Bookrunners	Credit Suisse First Boston (Hong Kong) Limited 45th Floor, Two Exchange Square 8 Connaught Place Central, Hong Kong
	Merrill Lynch, Pierce, Fenner & Smith Incorporated North Tower World Financial Center New York, NY 10281-1201
Joint Sponsors	Credit Suisse First Boston (Hong Kong) Limited 45th Floor, Two Exchange Square 8 Connaught Place Central, Hong Kong
	Merrill Lynch Far East Limited 17th Floor Asia Pacific Finance Tower 3 Garden Road Central, Hong Kong
Co-Managers	BNP Paribas Peregrine Securities Limited 36/F, Asia Pacific Finance Tower Citibank Plaza, 3 Garden Road Central, Hong Kong
	BOCI Asia Limited 35/F, Bank of China Tower 1 Garden Road Central, Hong Kong
	CITIC Capital Markets Limited 26/F Citic Tower 1 Tim Mei Avenue Central, Hong Kong
	ICEA Capital Limited 42/F, Jardine House 1 Connaught Place Central, Hong Kong
Legal advisers to us	*As to Hong Kong and U.S. Law* Sidley Austin Brown & Wood 49th Floor, Bank of China Tower One Garden Road Central, Hong Kong
	As to PRC Law Commerce & Finance Law Offices 714 Huapu International Plaza 19 Chaowai Avenue Beijing 100020 China

Legal advisers to the Underwriters	*As to Hong Kong and U.S. Law* Freshfields Bruckhaus Deringer 11th Floor Two Exchange Square 8 Connaught Place Central, Hong Kong
	As to PRC Law Haiwen & Partners Room 1711, Beijing Silver Tower No. 2, Dong San Huan North Road Chaoyang District Beijing 100027 China
Auditors and reporting accountants	Ernst & Young 15th Floor, Hutchison House 10 Harcourt Road Central, Hong Kong
Property valuers	Sallmanns (Far East) Limited 15th Floor, Trinity House 165-171 Wanchai Road Hong Kong
Receiving banker	Bank of China (Hong Kong) Limited 1 Garden Road, Central Hong Kong

CORPORATE INFORMATION

Registered address in China	3-1516 Hebei Road Haiyang New and Hi-Tech Development Zone Tanggu, Tianjin 300451 China
Place of business in Hong Kong	65th Floor Bank of China Tower One Garden Road Central, Hong Kong
Website address	www.cosl.com.cn Statements and information on our website do not constitute part of this Prospectus.
Company Secretary	Chen Weidong
Authorized representatives	Yang Yexin Chen Weidong
Principal bankers	Industrial and Commercial Bank of China Hebei Yanjiao Branch 7 Yingbin Road Yanjiao Development Zone Hebei Province 065201 China Bank of China Tanggu Branch, Haiyang Office 2-37 Hekou Street Tanggu, Tianjin 300452 China
H Share Registrar	Computershare Hong Kong Investor Services Limited Rooms 1901-5, 19th Floor Hopewell Centre 183 Queen's Road East Wanchai, Hong Kong

The information and statistics relating to our industry provided in this section and elsewhere in this Prospectus have been derived from various official and unofficial sources, including CNOOC, our controlling Shareholder and a selling Shareholder, and other associates of ours. Neither we or any of our advisers, nor the Underwriters or any of their advisers, can assure you that these sources have compiled such data and information on the same basis or with the same degree of accuracy or completeness as are found in other industries or other jurisdictions. Moreover, neither we or any of our advisers, nor the Underwriters or any of their advisers, have independently verified this information or these statistics, and we and the Underwriters can make no representation as to their accuracy.

OVERVIEW

We are engaged in the offshore oilfield services industry, which provides products and services to companies involved in the exploration, development and production of offshore oil and natural gas. The major products and services provided by companies in our industry include geophysical services, drilling services and products, marine support and transportation services, marine engineering and construction services and other associated products and services. Offshore oilfield products and services typically account for a large percentage of the costs of offshore oil and gas exploration, development and production.

OFFSHORE OILFIELD SERVICES INDUSTRY

The Gulf of Mexico and the North Sea historically have been the markets with the highest levels of offshore oil and gas activity and therefore have generated the greatest demand for offshore oilfield services. Other significant or emerging offshore markets include those of Southeast Asia, China, West Africa, Brazil, the Persian Gulf, India, the Mediterranean and Australia.

Demand for offshore oilfield services is cyclical in nature and depends substantially on the condition of the oil and gas industry and its willingness to spend capital on the exploration, development and production of oil and natural gas. The level of these capital expenditures is highly sensitive to existing oil and gas prices as well as price expectations among oil and gas operators. Increasing commodity prices generally result in increased oil and gas exploration and production, which translates into greater demand for offshore drilling services. Conversely, falling commodity prices generally result in reduced demand for those services. Historically, changes in budgets and activity levels by oil and gas exploration and production companies have lagged behind significant movements in oil and gas prices.

Supply of offshore oilfield services globally is a function of newbuild or modified equipment delivered to the market, whereas the supply of equipment to any particular region is a function of both newbuild activity and the migration of equipment to or from other markets, either permanently or for temporary assignments. Drilling rigs, marine support vessels and other equipment can be moved from one region to another, but mobilization and demobilization costs and the availability of suitable equipment for mobilization may cause the balance between supply and demand to vary between regions, particularly in the short term.

The offshore oilfield services industry historically has been cyclical. Its financial results depend on the utilization levels and day rates for equipment, which in turn are determined by the supply of available rigs, vessels and other equipment relative to demand. Periods of high demand, high utilization levels and high day rates have been followed by periods of low demand, low utilization levels and low day rates. Periods of excess equipment supply intensify competition in the industry and often result in the idling of equipment for periods of time.

From 1995 to 1998, and again from mid-2000 to mid-2001, the offshore oilfield services sector experienced generally strong market conditions. This high demand was reflected in high rig counts, utilization rates and day rates across most major regions. In 1999 and early 2000, on the other hand, rig counts, day rates and utilization rates were generally lower. These downturns largely resulted from lower oil prices and the impact of consolidation among large integrated oil and gas companies as well as an increase in the amount of new equipment entering the marketplace. Conditions were generally strong in the first part of 2001 but weakened substantially in late 2001 and 2002 as a weak U.S. economy led to lower commodity prices, particularly natural gas, and reduced drilling activity in the important U.S. Gulf of Mexico market.

The table below shows some of the key indicators and drivers of global demand for offshore oilfield services as of or for the dates or periods indicated.

	As of or for year ended December 31,					As of or for six months ended June 30,
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Average WTI crude oil price (US$/barrel)	20.58	14.38	19.30	30.37	25.96	24.01
Average Henry Hub natural gas price (US$)	2.48	2.08	2.27	4.30	3.96	2.98
Worldwide offshore rig supply	612	614	634	646	653	729
Worldwide offshore rig demand	555	493	455	531	478	507
Utilization (%)[1]	91	80	72	82	73	70

Source: *Bloomberg; Rigzone.com*

(1) *Utilization is calculated by dividing worldwide offshore rig demand by worldwide offshore rig supply.*

On November 5, 2002, the average WTI crude oil price was US$26.14 per barrel and the average Henry Hub natural gas price was US$3.90.

The U.S. Energy Information Administration forecasts that world oil consumption will increase by approximately 60% between 1999 and 2020. Much of this growth is expected to come from developing countries, including those of Asia and Latin America, which are expected to sustain energy demand growth of approximately 4% annually during this forecast period.

Offshore Oil and Gas Sector in China

Since the early 1980s, China has experienced rapid economic growth, which has resulted in a strong increase in demand for petroleum and other primary energy resources. Between 1990 and 2000, China's GDP increased at a compound real annual rate of 10.1%, making China one of the fastest growing economies in the world. Due to its rapid growth, China has become the second largest consumer of primary energy in the world behind the United States. However, China's primary energy consumption on a per capita basis and the oil and gas portion of primary energy consumed remain significantly lower than the worldwide per capita averages.

The following table lists some of the world's leading primary energy consuming countries for the year 2001, their oil and gas consumption levels and the worldwide totals and averages.

Country	Total primary energy consumed (BTU quadrillion)	Crude oil consumption (million BOE)	Crude oil consumption per capita (BOE)	Crude oil share of total consumption (%)	Natural gas share of total consumption (%)
U.S.	98.8	7,190.9	25.6	38.9	23.4
China	36.7	1,744.7	1.4	26.9	3.0
Japan	21.8	2,017.6	15.9	51.5	13.2
Germany	14.0	1,011.0	12.3	41.0	21.7
Canada	13.1	756.7	24.6	31.0	25.8
France	10.4	737.6	12.5	40.0	14.9
United Kingdom	9.9	628.1	10.6	35.1	36.3
World total	397.4	27,747.6	4.6	38.8	22.7

Source: U.S. Energy Information Administration

From 1990 to 2000, China's petroleum consumption increased at a compound annual rate of 6.7% and China's oil production grew at a compound annual rate of 1.6%. At the same time, natural gas production grew at a compound annual rate of 6.1%. Since 1996, China has been a net importer of crude oil, which together with the PRC Government's emphasis on cleaner burning energy sources, has increased the importance of less developed oil and gas regions, particularly offshore China. China's offshore area and far western onshore region provide significant reserve potential.

The following table breaks down crude oil consumption, production and net imports (exports) and natural gas production in China between 1990 and 2000.

	Crude oil (in million tons)				Natural gas (bcf)	
Year	Offshore production(1)	Total production	Consumption	Net import (export)	Offshore production	Total production
1990	1.4	138.3	117.6	(21.1)	—	540.3
1991	2.4	141.0	123.6	(16.6)	—	567.5
1992	4.0	142.1	132.3	(10.2)	1.4	557.6
1993	4.5	145.2	138.3	(3.8)	10.2	592.2
1994	6.5	146.1	140.2	(6.2)	1.2	620.1
1995	8.4	150.1	148.9	(1.8)	16.1	633.9
1996	15.0	157.3	158.7	2.3	91.7	710.2
1997	16.3	160.7	173.7	15.6	142.9	801.6
1998	16.3	161.0	174.0	1.2	136.4	822.1
1999	16.2	160.2	189.7	29.4	155.0	889.9
2000	18.1	162.3	222.1	59.8	150.1	979.1

Sources: China Statistical Yearbooks (1993-2000); China Statistical Abstract (2001); Petroleum and Chemical Statistical Digest (1983- 1998); China OGP, Xinhua News Agency; and CNOOC.

(1) Does not include shallower water extensions of onshore fields.

The PRC Government established China National Offshore Oil Corporation, or CNOOC, in 1982 as a State-owned offshore petroleum company. Under the PRC Regulations on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, the PRC Government gave CNOOC the exclusive right to cooperate with foreign oil and gas companies to develop China's offshore petroleum resources. In 1999, CNOOC transferred to CNOOC Limited its commercial rights in exploration and production, both independently and in partnership with foreign entities. CNOOC also conducts oilfield services through specialized companies, such as us and CNOOC Offshore Oil Engineering Company Limited ("CNOOC Engineering"). CNOOC Engineering, a publicly listed company on the Shanghai Stock Exchange and a majority controlled subsidiary of CNOOC, performs drilling platform design and construction services. In addition to these businesses, CNOOC has performed and continues to perform administrative functions, including oversight of production sharing contracts with foreign partners.

The offshore China exploration area is approximately 1.3 million square kilometers (501,800 square miles) in size and is divided into four regions, the Bohai Bay, the East China Sea, the Eastern South China Sea and the Western South China Sea.

Historically, the operating conditions offshore China have been less severe than in some other offshore areas, such as the North Sea and offshore eastern Canada. Offshore China experiences relatively mild weather and sea conditions and has shallow to moderate water depths. Moreover, local labor and materials costs in China are relatively low. These factors have made oil and gas activity offshore China and the corresponding demand for oilfield services more stable than in many other major offshore regions.

The following map shows China's offshore regions and oil and gas fields under production or development:


Offshore China
0 300 600
Kilometers
= Oil and gas field under production or development
Beijing
Tianjin
Bohai Bay
Korea
East China Sea
Shanghai
China
Guangzhou
Hong Kong
Eastern South China Sea
Western South China Sea
Philippines
Vietnam
Hainan
South China Sea

Source: *CNOOC Limited*

The table below summarizes some key characteristics of the four oil and gas regions offshore China.

	Bohai Bay	Western South China Sea	Eastern South China Sea	East China Sea
Location	East of Beijing	Southwest of Hong Kong	South of Hong Kong	East of Shanghai
Area (km^2)	58,100	712,480	174,420	339,580
Typical water depths (feet)	52-115	100-320	295-1,085	260-315
Typical pay depths (feet)	3,000-10,000	4,000-12,000	4,900-12,000	7,200-12,000
Crude API range (degrees)	15 to 20	27 to 41	30 to 40	45 to 55

In certain areas of the Bohai Bay, onshore fields of China National Petroleum Corporation (or CNPC) and China Petroleum and Chemical Corporation (or Sinopec) extend into shallow waters. These companies have engaged in limited exploration and production, both independently and in conjunction with foreign parties, in these areas. Although there is no official definition of offshore China, for the purposes of this section, unless otherwise stated, offshore China excludes these shallow water areas of the Bohai Bay.

Oil and gas companies in the offshore China market typically are large and well-capitalized entities. CNOOC Limited by virtue of its relationship to CNOOC is the dominant offshore petroleum company in China and one of the largest offshore exploration and production companies in the world as measured by proved reserves. There are also a number of foreign oil and gas companies currently operating offshore China under production sharing contracts, or PSCs, with CNOOC Limited, which has been granted the exclusive right to enter into such contracts with foreign partners. These PSC partners include BP, ChevronTexaco, Devon Energy, Husky, Kerr-McGee, Newfield Exploration, Phillips Petroleum and Royal Dutch/Shell. In addition, CNOOC Limited and an associate of Sinopec each own a 50% interest in the Xihu oilfield in the East China Sea.

Exploration, development and production activities offshore China have increased dramatically since CNOOC's establishment and the opening of the offshore China market to foreign investment in 1982. CNOOC Limited and its PSC partners have made a number of significant oil and gas discoveries in the last decade. Along with these discoveries and rising energy demand in China, particularly along the faster growing coastal regions, there has been an increase in overall activity by foreign oil and gas companies and by CNOOC Limited.

The table below sets forth certain oil and gas activity offshore China as of or for the dates or periods indicated.

	As of or for year ended December 31,				
	1997	1998	1999	2000	2001
Exploration activity					
Number of exploration licenses	N/A	49	39	55	118
Area covered by exploration license (km^2)	N/A	215,611	145,365	200,388	520,768
Development activity					
Number of fields under development	4	4	5	11	15
Production activity					
Number of producing fields	13	14	15	16	17
Number of production platforms	36	38	38	42	47
Number of producing wells	350	352	416	540	712
CNOOC Limited activity					
Proved reserves (mmboe)	1,454.7	1,742.5	1,795.1	1,757.4	1,787.1
Proved undeveloped (mmboe)	1,025.7	1,250.8	1,337.9	1,118.8	1,077.1
Production (BOE/day)	201,229	206,884	208,815	239,337	261,379

Source: *Compiled from data provided by various CNOOC departments and associates.*

OFFSHORE OILFIELD SERVICES SECTOR IN CHINA

Since 1982, the number and variety of oilfield services offshore China have grown with the increase of oil and gas activity in the region. Increased development offshore China has led to a significant number of producing wells and production platforms, all of which require ongoing marine support, well workover services and reservoir maintenance services.

Oilfield service providers offshore China include CNOOC subsidiaries, such as us and CNOOC Engineering, as well as foreign and other domestic companies. In general, foreign oilfield service companies have operated in China through wholly owned subsidiaries or through joint ventures with PRC companies. These companies typically provide more technologically complex services. Most domestic companies operating offshore China tend to provide more basic services in the areas of offshore drilling, marine vessel support and marine transportation.

Drilling Services

There are currently two companies, including us, that regularly provide contract drilling services offshore China. We own and operate a majority of the drilling rigs owned by PRC companies operating on a regular basis offshore China and in shallow water areas along China's coast. The other PRC service provider offshore China is relatively small in scale and generally operates only in certain offshore vicinities. Foreign drilling companies occasionally operate in the PRC market. They usually enter the market when local rigs are unavailable.

Well Services

Offshore China well service providers include both domestic Chinese companies and foreign companies. Local participants include us, the Sinopec Group and CNPC, while foreign companies include Schlumberger, Baker Hughes and Halliburton, among others. Foreign participants are primarily engaged in technology intensive activities, such as wire logging, LWD and horizontal drilling. The domestic suppliers generally enjoy a competitive advantage and a higher market share in categories of well services that are more labor intensive.

Marine Support Services

The offshore China marine support service sector has also grown along with the region's exploration, development and production activities. As of June 30, 2002, there were five offshore support vessel service providers with over 90 vessels operating offshore China. While we owned 55 marine support vessels, 53 of which provided services in the offshore China market as of June 30, 2002, the next largest service provider, Hua Wei, had 12 such vessels. Most of the other marine support service providers only operate within specific geographic vicinities.

REGULATORY FRAMEWORK

Although the exploration, production, sale and distribution of crude oil and natural gas are subject to regulation by several agencies of the PRC Government, oilfield services, whether onshore or offshore, have largely been deregulated. We are, however, subject to various environmental and oil tanker regulations in China as described below.

Environmental Regulation

Our oilfield services operations in China are subject to various environmental laws and regulations administered by the PRC State Environmental Bureau, which sets national environmental protection standards, and local environmental protection bureaus, which may set stricter local standards. In addition, the PRC State Administration of Oceanic Affairs and its local offices have jurisdiction over certain aspects of our environmental compliance. We are also subject to various international conventions that the PRC Government has implemented, such as the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto.

The principal national environmental laws and regulations that we must comply with not only relate to general environmental protection, but also relate to specific marine and water pollution. In addition, the PRC Government has adopted environmental regulations relating to offshore petroleum exploration and development and supervisory procedures for offshore environmental impact analyses.

In the PRC, a national or regional environment protection bureau approves or reviews each stage of an oil and gas project. For projects that we service, we must provide input on the environmental impact statement filed by the project operator. In some cases, the operator has to file an environmental impact assessment outline before an approval can be issued. The filing must demonstrate that the project conforms to applicable environmental standards.

The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels. These environmental laws and regulations also require the payment of fines for serious violations and provide that the PRC national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

Oil Tanker Regulation

Our oil tanker operations are subject to the supervision and regulation of the PRC Ministry of Communications and we must obtain licenses from the Ministry of Communications to engage in this business activity. The Ministry of Communications historically has only issued a limited number of licenses for oil tanker services offshore China.

BUSINESS

OUR COMPANY

We are the leading provider of oilfield services in the offshore China market. Our services cover each phase of the exploration, development and production of offshore oil and natural gas. We offer our services separately and on an integrated project basis. Our operations are divided into the following four segments:

- drilling services;
- well services;
- marine support and transportation services; and
- geophysical services.

We are the leading provider of drilling services to the offshore China market. We owned and operated a fleet of 12 drilling rigs, including nine jackups and three semi-submersibles, as of June 30, 2002, and have plans to acquire two second-hand jackup rigs. Our rig fleet is designed and equipped to accommodate the various water depths, weather and downwell conditions typically encountered offshore China. In addition to our drilling operations, we operate and maintain over 30 workover rigs on our customers' production platforms. We have been drilling offshore China since 1967, and have increased our drilling activity in terms of wells drilled at a compound annual growth rate of 17.8% over the last five years. Drilling is our largest business segment and, for the year ended December 31, 2001, accounted for 41.6% of our turnover and 50.1% of our EBITDA.

To support our drilling operations, we offer a full range of well services, including logging and downhole services, such as drilling fluids, directional drilling, cementing, well completion and well workovers. Well services accounted for 25.2% of our turnover for the year ended December 31, 2001 and 22.4% of our EBITDA.

We own and operate the largest and most diverse fleet of marine support vessels offshore China. Our fleet included 55 offshore support vessels and six oil tankers as of June 30, 2002. We have expanded our fleet by 12 vessels, or 24.5%, since 1997 and have plans to add 16 newbuild offshore support vessels to our marine support and transportation fleet by 2004. For the year ended December 31, 2001, marine support and transportation accounted for 20.2% of our turnover and 22.0% of our EBITDA.

We also offer geophysical services for offshore oil and natural gas exploration projects. Our line of geophysical services includes offshore seismic data collection, marine geotech surveying and data processing. Our geophysical services accounted for 13.0% of our turnover for the year ended December 31, 2001 and 5.5% of our EBITDA.

The following diagram shows our services and products at each phase of the exploration, development and production of offshore oil and natural gas. The production platforms and platform installation services that are distinguished by dotted squares are owned and/or provided by third parties.


Geophysical & Well Services
Drilling
Shipping
Seismic
Survey
Wildcat well drilling
• Drilling fluids
• Directional drilling
• Cementing
• Logging
Appraisal well drilling
• Towing & anchoring
• Supply
• Support team
• Drilling fluids
• Directional drilling
• Cementing
• Logging
• Well completion
Development well drilling
• Towing & anchoring
• Supply
• Support team
Platform installation (3rd party)
• Shuttle tankers
• Standby
• Supply
• Crew boats
• Well workovers
• Production logging
Producing platforms (3rd party)
• FPSO management
• Terminal management
• Support team
• Platform drilling teams

OUR COMPETITIVE STRENGTHS

We believe that our success and future prospects are bolstered by a combination of our strengths, including the following:

- We have the leading position in our core market of offshore China.
- We stand to benefit from growing demand for oilfield services offshore China.
- We provide integrated offshore oilfield services across exploration, development and production activities.
- We provide our services under a competitive cost structure.
- We have an experienced management and skilled technical team.

Leading position in our core market of offshore China. We are the leading provider of drilling, well marine support and geophysical services offshore China. In this market, we own and operate the largest and most diverse fleet of rigs and support vessels, which provides us with economies of scale and the capacity to serve all of offshore China. We have operated in this market for over 20 years during which time we have established strong relationships with CNOOC Limited and other international oil and gas companies. These relationships are central to our continued leadership in the PRC domestic market and represent an opportunity to facilitate our selective international expansion.

Stand to benefit from a growing demand for oilfield services offshore China. Numerous recent discoveries, particularly in the Bohai Bay area, have led to increasing levels of drilling and other development activities offshore China. Our core customers, such as CNOOC Limited and various international oil and gas companies, are well capitalized operators capable of funding drilling and development activities throughout the oil price cycle. Moreover, offshore China continues to show sizeable exploration and development potential and is relatively underexplored compared to other offshore exploration areas. The offshore China exploration area is approximately 1.3 million square kilometers (501,800 square miles) in size, about twice the size of the U.S. Gulf of Mexico. As of June 30, 2002, over 700 exploration wells have been drilled offshore China, compared to over 14,000 exploration wells in the U.S. Gulf of Mexico.

Integrated offshore oilfield services across exploration, development and production activities. We offer our customers a wide range of integrated oilfield services. In particular, we are able to provide well services and offshore support vessels in conjunction with our drilling operations. This integration allows us to provide strategic and comprehensive coverage of our customer's offshore service needs, from the early stages of exploration to the support of producing projects. It also allows us to apply value-added expertise across different business lines when working on a given project. We believe integration differentiates us from our competitors offshore China, and helps us to achieve cost savings and higher margins. By offering a variety of major service lines, we are also able to diversify our revenue streams across different business segments and different stages of the exploration, development and production of offshore oil and gas.

Competitive cost structure. Our geographic concentration, lower labor costs and scale of operations enable us to offer our core services under a competitive cost structure. This competitive advantage should enable us to maintain our leading position in the offshore China market for drilling and marine support and some well and geophysical services, even in the wake of China's recent entry into the WTO. Moreover, we believe our competitive cost structure will provide us with a strong platform for our selective expansion into international markets in the areas of offshore drilling, marine support and some of our well and geophysical services.

Experienced management and skilled technical team. Our senior management team and key operating personnel have in-depth experience in the offshore China oilfield services sector. They have been working with international oil companies since 1982, including several oilfield services joint ventures with foreign parties. Our chief executive officer and chief financial officer have held senior management positions with CNOOC Limited, a publicly listed company in Hong Kong and New York. We have established a solid reputation among our customers for quality service and high safety standards. Our management is focused on achieving high operating efficiency and returns.

OUR BUSINESS STRATEGY

We intend to solidify our leading market position offshore China and selectively pursue opportunities to expand our operations outside the PRC. The implementation of our strategy consists of five main components:

Expand our operating capacity. The expansion of our operating capacity will enable us to meet increased demand for oilfield services offshore China and to pursue additional business opportunities in overseas markets. Specifically, we intend to:

- acquire two second-hand jackup rigs by 2004;
- expand our support vessel fleet by 16 ships by 2004 to support new operating activities, especially offshore production;
- acquire a newbuild geotech survey vessel capable of performing submarine pipeline surveying; and
- purchase additional advanced logging tools and surface systems to target more advanced logging assignments.

Further integrate our service lines. Further integration of our drilling, well, marine support and transportation and geophysical service lines will enable us to offer our customers a more convenient and cost efficient platform of oilfield services. We intend to further coordinate the marketing efforts of our four main business lines and to strengthen our Integrated Project Management program. We believe this strategy will improve our operating margins and differentiate us from our competitors.

Increase our technical capabilities. Increasing our technical capabilities will strengthen our overall competitiveness and enable us to perform additional services for our customers. Specifically, we intend to:

- purchase advanced MWD and LWD tools to improve our directional drilling capabilities;
- acquire HTHP and horizontal well logging tools to strengthen our logging service line;
- add new marine support vessels with dynamic positioning capabilities; and
- leverage our joint ventures with international oilfield services companies to strengthen our technological capabilities.

Strengthen and expand our client relationships. Strengthening and expanding our client relationships will enable us to solidify our market position in China and facilitate our expansion into overseas markets. In particular, we intend to continue focusing on serving our largest customers, CNOOC Limited and its PSC partners operating offshore China. We also plan to begin targeting market opportunities in shallow water areas offshore China and with additional customers located onshore China.

Selectively pursue international opportunities. Focusing our international marketing efforts on oil and natural gas projects operated by current customers, such as CNOOC Limited, and in less developed offshore markets, such as Southeast Asia, the Middle East and Africa, will enable us to expand our level of international business activities. We believe that this strategy will help us diversify our revenue streams and improve our operating margins.

OUR DRILLING OPERATIONS

We are the leading provider of drilling services offshore China. We owned and operated 12 drilling rigs, including nine jackup rigs and three semi-submersibles as of June 30, 2002. We have plans to expand our rig fleet by purchasing two second-hand jackup rigs by 2004. Our rig fleet can drill in a range of water depths and is well suited for offshore China's drilling requirements. We offer our drilling services on a stand-alone basis as well as in conjunction with our well and marine support and transportation services. Since we began our drilling operations in 1967, we have completed over 700 exploration wells and approximately 800 development wells.

We have experienced strong demand for our drilling services over the last five years. From the beginning of 1997 to the end of 2001, our drilling activity in terms of wells drilled grew at a compound annual growth rate of 17.8%. Most of this demand came from development well drilling, which increased at a compound annual growth rate of 24.4%. Exploration well drilling remained relatively stable during this time period, despite oil price volatility. The highest demand for our drilling services has occurred in the Bohai Bay, which accounted for 91.1% of our 158 total wells drilled in 2001 and 63.6% of our 66 total wells drilled in the first half of 2002.

The following table sets forth the number of wells that we drilled by well type and area for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Wells drilled by type						
Exploration wells	26	34	25	27	24	33
Development wells	56	31	161	117	134	33
Total wells drilled	82	65	186	144	158	66
Wells drilled by area						
Bohai Bay	69	36	167	109	144	42
East China Sea	8	1	—	4	1	—
Eastern South China Sea	4	19	11	7	4	4
Western South China Sea	1	9	8	24	9	20
Total wells drilled	82	65	186	144	158	66

Our drilling operations also include the provision of labor services to maintain and operate platform drilling units and conduct well workovers on our customers' production platforms. Currently, we have over 30 teams assigned to production platforms, and expect this business to grow in the future.

Rig Utilization

Demand for our offshore drilling rigs has been relatively strong and consistent, as reflected in our rig utilization rates. For the five-year period from 1997 to 2001, the average utilization rate for our jackups was 94.3%, while the average utilization rate for our semi-submersibles was 100.0%. Our jackup rigs accounted for 146 wells, or 92.4%, of our total wells drilled in 2001 and for 51 wells, or 77.3%, of our total wells drilled in the first half of 2002. For more information on how we calculate our utilization rates, see "Financial Information—Management's Discussion and Analysis of Results of Operations and Financial Position—Factors Affecting Our Results of Operations—Rigs and vessels utilization." Our semi-submersibles typically drill fewer wells per year than our jackup rigs because they operate in deeper water and usually drill deeper wells.

The following table sets forth the number of wells drilled, operating days and utilization rates for each of our two rig categories for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
Wells drilled by rigs						
Jackup	75	43	172	109	146	51
Semi-submersible	7	22	14	35	12	15
Total wells drilled	82	65	186	144	158	66
Operating days						
Jackup	3,417	2,843	2,395	2,941	2,665	1,222
Semi-submersible	823	684	818	815	867	500
Total operating days	4,240	3,527	3,213	3,756	3,532	1,722
Utilization rates(1)						
Jackup	100.0%	93.2%	82.6%	98.1%	97.9%	89.7%
Semi-submersible	100.0%	100.0%	100.0%	100.0%	100.0%	93.5%
Average utilization rate	100.0%	94.4%	86.4%	98.5%	98.4%	90.7%

(1) Drilling rig utilization rates are calculated by dividing the total number of operating days in a particular year by the total number of days of availability in such year. The total number of days of availability is calculated by subtracting the total number of preparation days in a particular year from the total number of days in that year. Since 2000 was a leap year, there were 366 days in that year.

Our Rig Fleet

Our drilling fleet serves all of the operating regions offshore China, and also works in other regions around the world. We have support bases located in Tianjin in northeastern China and Zhanjiang on the southern coast of China. As of September 30, 2002, ten of our rigs were operating offshore China, one rig was working offshore West Africa and one rig was being deployed offshore Indonesia.

Our fleet of drilling rigs includes both jackup rigs and semi-submersibles. Jackup rigs are supported by adjustable legs that rest on the sea floor, whereas semi-submersibles rely on buoyancy chambers that are anchored to the bottom of the ocean. The most important piece of equipment on our rigs is the drilling system, which consists of a power plant, hoisting equipment for raising and lowering the drill bit and drill pipe, a rotary system for rotating the drill bit, mud pumps and systems for controlling well pressure. Our rigs are also equipped with logistical equipment, such as cementing units for well services, crew quarters, loading and unloading facilities, solid and liquid storage areas and a helicopter landing pad.

We purchased eight out of our nine jackup rigs as newbuilds, while all three of our semi-submersible rigs were acquired from other owners. As of June 30, 2002, the average age of our fleet was approximately 21 years for our jackup rigs and approximately 22 years for our semi-submersibles.

We believe that our drilling rigs are well maintained, and we endeavor to modify and upgrade our rigs to incorporate suitable new drilling technology and equipment. We have installed top drive drilling systems on all of our rigs, which enable them to drill with drill pipes over 90 feet in length as opposed to standard 30-foot lengths. The top drive drilling systems further allow the drill pipe to rotate while entering or exiting a well hole, which increases the drilling speed, safety and drilling efficiency and reduces the risk of a drill string sticking during operations. We have also modified two of our rigs to drill in high-temperature and high-pressure downwell conditions which we occasionally encounter offshore China and in other regions.

We have selected the rigs in our fleet based on a number of considerations, the most significant being the water depths at our customers' drill sites offshore China. We also consider anticipated well depths, well control requirements, special equipment and technological demands, as well as seabed, marine and weather conditions in particular areas. Our jackup rigs, which are typically more economical than our semi-submersibles, can only drill in up to 300 feet of water. Water depths greater than 300 feet generally require our semi-submersibles. Our current rig fleet is capable of drilling in 20 to 1,500 feet of water and is well equipped for drilling in the conditions typically found offshore China.

Jackup Rigs. Our jackup rigs consist of a mobile drilling platform supported by adjustable legs. Water depth and the nature of the seabed determine the specific jackup selected for a job. After towing the jackup rig to a drill site, we lower its legs to the sea floor. We then jack up the platform until it is elevated above the water. After completion of the drilling operations, we lower the hull until it rests in the water and then retract the legs for relocation to another drill site.

Three of our jackups, Bohai V, VII, and IX, are limited to a maximum water depth of 130 feet and only drill in shallow water areas, such as the Bohai Bay. Three other jackups, Bohai IV, VIII, and XII, are capable of drilling in maximum water depths of 185 to 300 feet and may be used in the Bohai Bay, the East China Sea and the South China Sea. Our Nanhai IV jackup rig has a maximum water depth of 300 feet and has been specially modified to drill gas development wells. Nanhai IV and Bohai IV are our most advanced jackup rigs. We sold one of our jackup rigs, Bohai VI, in January 2001.

We have modified our jackup rigs to improve their capabilities and efficiency. In particular, we have fitted all of our jackup rigs with top drive systems that allow for greater drilling efficiency and safety. We have also installed cantilevers in six of our jackups, rather than use a fixed slot in the hull of the rig. The mobility of the cantilevers system enables these rigs to drill wells over adjacent development platforms and also allows us to drill a large group of wells without moving the rig. This function is particularly useful for development well drilling. One of our slotted jackups, Bohai V, has a skidded slot drilling system, which we can slide onto production platforms for drilling development wells. Two of our shallower water jackups use their original slot designs. These are primarily used for drilling exploratory wells.

All of our jackup rigs have independent legs, which provide more stability in deeper water, strong underwater currents and uneven seabed conditions. In addition, Bohai V and Bohai VII have enlarged leg footing, and Bohai XII has strengthened leg footing. These upgrades provide additional stabilization in soft sea floor areas of the Bohai Bay.

The table below sets forth the key specifications for each of our jackup rigs as of June 30, 2002.

Our Jackup Rigs

	Bohai IV	Bohai V	Bohai VII	Bohai VIII	Bohai IX	Bohai X	Bohai XII	Nanhai I	Nanhai IV
Mode	Cantilever	Skidding Base/Slot	Slot	Cantilever	Slot	Cantilever	Cantilever	Cantilever	Cantilever
Rated water depth (ft)	300	130	130	250	130	250	186	154	300
Rated drilling depth (ft)	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Variable load (tons)	2,640	1,500	1,500	1,270	1,500	1,270	2,160	2,300	2,300
BOP max pressure (psi)	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Mud pump capacity (hp)	3 x 2,000	2 x 2,000	2 x 2,000	2 x 2,000	2 x 2,000	2 x 2,000	2 x 2,000	3 x 2,000	3 x 2,000
Mud pumps	National 1 x 12-P-160 2 x F-1600	National F-1600	Continental EMSCO FB-1300	National 12-P-160	Continental EMSCO FB-1300	National 12-P-160	National 12-P-160	National 1 x 10-P-130 2 x F-1600	National 1 x 10-P-130 2 x 12-P-160
Top drive	Varco TDS-8SA	Varco IDS-1	Varco TDS-115	Varco IDS-1	Varco IDS-1	MH-500	Varco IDS-1	Varco IDS-1	Varco TDS-3S
Crew accommodation	100	100	99	97	95	98	99	102	114
Construction date	1977	1983	1983	1980	1984	1980	1978	1974	1980
Acquisition date	1977	1983	1983	1980	1984	1980	1989	1976	1980
Designer	Hitachi Zosen	Bethlehem / Dalian Shipyard	Bethlehem / Dalian Shipyard	Marathon LeTourneau	Dalian Shipyard	Marathon LeTourneau	Mitsubishi Heavy Industries	ETA/ Robin Loh	ETA/ Robin Loh
Design	R300-S	VHT-904	VHT-904	82-SD-S	VHT-904	82-SD-S	MD-T45J	R300	R300
Shipyard	Hitachi Zosen, Japan	Dalian, China	Dalian, China	Marathon LeTourneau, Singapore	Dalian, China	Marathon LeTourneau, Singapore	Mitsubishi, Japan	Robin, Singapore	Hitachi Zosen, Japan
Latest modification (year)	Cantilever installed (1998)	Enlarged leg footing (1999)	Enlarged leg footing (2001)	Cantilever installed (2001)	Modified living quarters (1997)	Cantilever installed (1987)	New top drive, strengthened leg footing (1998)	Cantilever installed (2000)	Renewed SCR generator, living quarters (2002)

Semi-submersible Rigs. Our semi-submersible rigs consist of a mobile drilling platform supported by large buoyancy chambers. After we tow the semi-submersible rig to a drill site, we anchor it to the sea floor with multiple lines and then partially flood its columns and pontoons with ballast water to submerge it further into the sea for additional surface stabilization. Because they float and can support large variable loads, our semi-submersible rigs are capable of drilling in much deeper water depths than our jackups. Our semi-submersibles can also carry most of their drilling equipment and tools, which reduces their need for platform supply vessel support. Because of their large size and design characteristics, our semi-submersibles are capable of operating in rough sea and harsh weather conditions, including typhoons, which occasionally occur in the South China Sea.

Two of our three semi-submersible rigs, Nanhai V and VI, can drill in water depths up to 1,500 feet, and have been modified for high-temperature and high-pressure drilling conditions. The third semi-submersible, Nanhai II, has a rated water depth of 1,000 feet.

The following table sets forth the key specifications for each of our semi-submersible rigs as of June 30, 2002.

	Nanhai II	**Nanhai V**	**Nanhai VI**
Rated water depth (ft)	1,000	1,500	1,650
Rated drilling depth (ft)	25,000	25,000	25,000
Variable load (tons)	2,900	2,900	2,800
BOP max pressure (psi)	10,000	15,000	15,000
Mud pump capacity (hp)	3 x 2,000	3 x 2,000	3 x 2,000
Mud pumps	Continental EMSCO F-1600 (x3)	National 12-P-160 (x3)	Continental EMSCO F-1600 (x3)
Top drive	Varco TDS-3S	Varco TDS-4S	Varco TDS-3S
Crew accommodation	108	96	92
Construction date	1974	1983	1982
Acquisition date	1978	1986	1989
Designer	Aker Engineering	Friede & Goldman	Friede & Goldman
Design	Aker H-3	L-907	Enhanced Pacesetter L-907
Shipyard	Aker, Norway	Framnaes Mek, Norway	Gotaverken Arendal, Sweden
Last drydocking	Hong Kong (1999)	Singapore (1998)	Hong Kong (2000)

Rig Fleet Development Plan

We plan to spend approximately US$120 million by 2004 for the purchase of two second-hand jackup rigs that have capabilities similar to our Bohai IV. This purchase is subject to the availability of suitable second-hand rigs. We have also budgeted approximately US$69 million for general upgrades and maintenance of our other rigs through 2005 and US$9 million to purchase a multi-purpose platform in 2003 to support our drilling operations. We estimate that the total capital expenditures for our drilling services division will be approximately US$210 million between 2002 and 2005.

Drilling Contracts

All of our current drilling contracts offshore China are well-by-well contracts, which means that they cover a single well or a group of separate wells. In the future, we may also enter into term contracts, which are for a specific period of time without specifying a particular number of wells. Our well-by-well contracts generally last for one to six months. The majority of our well-by-well contracts are based on fixed daily fees, or day rates. In the period from January 1999 to June 30, 2002, we also entered into approximately 10 turnkey contracts. Our turnkey contracts typically provide a lump sum payment for drilling and drilling-related services for a specified number of wells regardless of actual completion time and costs. While turnkey contracts present additional risks, such as cost overruns, they also provide us with an opportunity to increase our profit margins. We believe that our experience offshore China and integrated service capabilities enable us to manage these risks effectively. We plan to increase our number of turnkey contracts in the future. For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, turnkey contract revenues accounted for approximately 7.7%, 20.8%, 17.7% and 9.6%, respectively, of our total drilling revenues, whereas well-by-well contracts represented approximately 81.7%, 69.4%, 78.4% and 81.0%, respectively, of our total drilling revenues. The remaining portion of our drilling revenues consisted of related drilling services that were not covered by drilling contracts. All of our drilling contracts provide a payment regardless of whether the drilling results in a successful well, and our customers typically pay us installments based on the progress of the contracts.

Under our well-by-well contracts, we typically are responsible for the operating costs of the rig, such as crew wages, rig maintenance and spare parts. Our customers, however, usually provide for the cost of rig preparation and towing as well as mobilization and demobilization costs. Our customers also pay for additional drilling services, such as drilling fluids, cementing, casing, logging and completion services. Our drilling contracts generally terminate if the drilling unit is rendered an actual or constructive loss and may be terminated if drilling operations are suspended for a period of 10 to 20 days because of major equipment repairs. In addition, some of our contracts permit our customers to terminate the contract by giving notice and paying an early termination fee. In many instances, our customers have the option to extend the contract and drill additional wells.

Since 1997, our utilization levels offshore China have been more stable than those in the global drilling market. As a result, we have been less dependent on balancing long-term and short-term contract exposures.

The following table summarizes our drilling contracts as of June 30, 2002.

Rig	Contract	Contractor	Drilling Start Date	Location
Jackup Rigs				
Bohai IV	Drilling (turnkey)	Sinopec Group	05/10/2002	Bohai Bay
Bohai VIII	Drilling	Phillips	03/31/2002	Bohai Bay
Bohai IV	Drilling	CNOOC Limited	01/01/2002	Bohai Bay
Bohai V	Drilling	CNOOC Limited	03/30/2002	Bohai Bay
Bohai X	Drilling	CNOOC Limited	02/26/2002	Bohai Bay
Bohai XII	Drilling	CNOOC Limited	02/26/2002	Bohai Bay
Bohai IX	Drilling	Amni	02/20/2002	Nigeria
Bohai VII	Drilling	Kerr-McGee	05/05/2002	Bohai Bay
Nanhai I	Drilling	ChevronTexaco	12/21/2001	Bohai Bay
Nanhai IV	Drilling	CNOOC Limited	02/28/2002	Western South China Sea
Nanhai IV	Drilling	CNOOC Limited	05/15/2002	Western South China Sea
Semi-Submersible Rigs				
Nanhai II	Drilling	CNOOC Limited	05/07/2002	Western South China Sea
Nanhai II	Platform support (day rate)	CNOOC Limited	01/16/2002	Eastern South China Sea
Nanhai V	Drilling	CNOOC Limited	05/28/2002	Western South China Sea
Nanhai V	Drilling	CACT[(1)]	03/24/2002	Western South China Sea
Nanhai VI	Drilling	CNOOC Limited	03/25/2002	Eastern South China Sea

(1) CACT is the operator of a PSC among CNOOC Limited, Agip and ChevronTexaco.

As of September 30, 2002, our Bohai IV was being deployed offshore Indonesia. We have dispatched Bohai VIII to replace Bohai IV in the Bohai Bay and Nanhai I to replace Bohai VIII. Nanhai I completed its drilling assignments in the above table in early July 2002.

OUR WELL SERVICES

We are a leading provider of well services offshore China and also provide a limited amount of well services for onshore projects. The customers for our well services consist of large PRC oil and gas companies, such as CNOOC Limited, and multinationals or their associates, including BP, Phillips and ChevronTexaco. We offer well services both in conjunction with our own drilling operations and on a stand-alone basis. Our well services are categorized into the following divisions: logging, drilling fluids, directional drilling, cementing, well completion, and well workovers.

Logging

We provide a wide range of logging services for open-hole and cased-hole exploration and production wells. Our main logging services consist of electric wire-line logging and pipe convey logging. These services use either wire or cable to lower sensors into a well to collect and transmit data on the surrounding rock and petroleum reservoir formations. We use this information to analyze exploration wells, including petroleum reservoir sizes, and also to design, plan and drill effective and safe production wells. After we collect and process the logging data, we also offer our clients reservoir, production and well log interpretation services at our logging data processing and interpretation center in the Yanjiao Development Zone, Hebei Province, China.

Our logging operations rely heavily on advanced technology. We operate 12 different CLS surface system units and seven different ECLIPS^{SM} units, which allow us to process logging data on a real time basis at the drill site. All of our ECLIPS^{SM} units were manufactured by Baker Hughes. We anticipate demand for our ECLIPS^{SM} units to grow and such units to become our most common surface system. Our downhole logging tools are capable of performing a wide range of measurements, including exploration logging, cementing, completion work and production performance analysis. In addition to imported high-tech drilling tools, our research and development center has developed some of our own logging tools, including downhole imaging and acoustic tools, and is continuing to research and develop logging instruments.

We have entered into two logging joint ventures with foreign logging companies. These joint ventures provide us with access to advanced logging technology and equipment as well as a good opportunity to learn from experienced construction and maintenance engineers from these companies. We hold a 50% interest in both of these joint ventures. The first logging joint venture, China France Bohai Geoservices Company, Limited, was formed in November 1983. Geoservices S.A., a leading logging services provider based in Europe, is our partner in this business venture. In May 1984, we entered into our second logging joint venture, called China Petroleum Logging-Atlas Cooperation Service Company. Our foreign partners in this enterprise are two associates of Baker Hughes. This company primarily focuses on providing advanced logging services.

Drilling Fluids

We offer our customers drilling fluid design services, fluid compounds and related equipment used during drilling operations. Drilling fluid, or mud, lubricates the drill bit and removes cuttings during the drilling process. Drilling fluid also controls downhole pressure and ensures the integrity of the well bore. Our drilling fluids typically are either water or oil based and consist of mixtures of clay and chemicals to control specific downhole conditions. In addition to drilling fluids, we provide completion fluids, which are used to drill through petroleum reservoir rock without damaging or clogging the surface of the formation. Our completion fluid designs use a clear brine, or metallic, salt-based solution. We purchase the materials used in our drilling and completion fluids from PRC domestic manufacturers, which produce these compounds based on our specific design instructions.

We have entered into two joint ventures to manufacture drilling fluids. In October 1984, we entered into a joint venture called the China Nanhai-Magcobar Mud Corporation Limited. We own a 60% majority interest in this entity, while M-I Drilling Fluids Company, a joint venture between Smith International and Schlumberger, holds the remaining 40% interest. In September 1993, we entered into a domestic joint venture with our parent company, CNOOC. This domestic joint venture, Tianjin Jinlong Petro-Chemical Company Limited, is 50% owned by us and 50% owned by CNOOC. The primary business of this joint venture is to manufacture and process drilling fluids and cementing slurry additives.

Directional Drilling

We provide a complete line of directional drilling services, including directional, horizontal, slim hole directional and cluster well drilling. Directional drilling technology enables us to drill from various angles to reach specific reservoirs. This technology allows us to reach multiple and distant geological targets from a single surface location. We also have the ability to drill horizontal wells, which can maximize a well's production capacity and decrease development costs. We have used this technology for over eight years, drilling 15 horizontal wells. Most of the development wells that we drill offshore China are directional. We have eight teams that work with downhole steerable drilling motors and a variety of our measuring-while-drilling, or MWD, tools. MWD tools measure the direction of the drill bit while drilling. We intend to strengthen our directional drilling competitiveness by acquiring a new logging-while-drilling, or LWD, instrument in 2003 and additional MWD tools. LWD capabilities would increase the accuracy of our horizontal wells, especially in petroleum reservoir formations.

Cementing

We support our drilling operations by designing special cement compounds as well as providing cement mixtures and leasing cementing equipment. Cementing is used to support and strengthen the casing of exploration and development wells against downhole formation pressures and unexpected pressure kicks. We bolster the well casing by pumping cement slurries into the space between the metal well casing and the well wall. We specially design our cement slurries to meet various well requirements, such as density, thickening time and compression strength. We purchase the materials for our cement mixtures from domestic producers, which manufacture the compounds based on our specific requirements. We own and lease 19 cementing units that are installed on drilling rigs and production platforms. These units include a cement pump, tank and slurry mixing system.

Well Completion

Our well completion services include casing design and installation as well as reservoir treatments, including sand control and acidization. These treatments increase the productivity and prolong the lifespan of a production well. After installing and cementing the well casing, we fracture the reservoir rock with holes, called fracs, using specifically designed downhole explosives to increase the petroleum flow rate. We can also treat carbonate reservoir rock with acid solutions to dissolve drilling fluids that have accumulated on the face of the reservoir rock. If the reservoir rock is sandstone, we typically insert gravel into our fractures, a process commonly referred to as frac or gravel packing, to keep the fractures from being clogged by sand. We frequently use this technology in the Bohai Bay, where the sandstone formations are particularly soft.

In April 1993, we established a well completion joint venture with Otis Engineering Corporation, an associate of Halliburton. This joint venture, called CNOOC-Otis Well Completion Services Limited, employs technology developed by Halliburton.

Well Workovers

After a well begins production, we provide follow-up maintenance and workover services which increase the productivity and extend the lifespan of a well. Workovers typically involve treating the reservoir rock with refracturing, sand control or acidization, and may include removing and replacing the well casing and downhole tools. We provide our workover services on a turnkey basis and also offer complete well workover management programs. In most areas offshore China, crude oil wells require workovers once a year. However, production wells in the Bohai Bay can require more frequent workovers because of the soft sandstone reservoir and the relatively heavy crude oil found in this area. As a result of these conditions and the sharp increase in production wells in the Bohai Bay, the demand for this service has grown considerably over the last few years.

The following table summarizes the demand for our well services for the periods indicated. Each well service category in the following table includes multiple services of the same category or of different categories for a single well.

	Year ended December 31,					Six months ended June 30,
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Logging trips	378	386	356	739	660	272
Drilling fluids (total wells serviced)	87	121	152	318	345	94
Directional drillings	45	52	145	158	172	45
Well cementing jobs	123	90	166	183	201	40
Well completion jobs[1]	121	121	161	431	505	267
Well workovers	105	147	134	192	319	315

(1) *This category includes both new wells and well workovers.*

We plan to spend approximately US$74 million for well services capital expenditures this year and over the next three years, including approximately US$22 million for logging tools. This plan also includes spending approximately US$8 million for a LWD tool in 2003. Our estimated total capital expenditure for the well services segment is US$74 million between 2002 and 2005.

Well Services Contracts

We normally enter into well-by-well or term contracts for our various well services. We also offer our well services in connection with our IPM program and occasionally enter into stand-alone turnkey contracts for these services.

Our Marine Support and Transportation Operations

As of June 30, 2002, we owned and operated a fleet of 55 marine support vessels and six oil tankers. These ships primarily operate offshore China, but have also worked in other regions such as the Korean Sea, Gulf of Thailand and Persian Gulf. Our offshore support vessels transport materials, supplies and personnel to offshore facilities as well as move and position drilling structures. Our oil tankers transport crude oil and refined products in connection with our oilfield services offshore China. Since 1997, we have increased the size of our marine support and transportation fleet by 12 vessels, or 24.5%, to meet increased demand as a result of additional oil and gas exploration and production activity offshore China.

Marine Support Vessels

We have the largest fleet of marine support vessels in the offshore China market. As of June 30, 2002, 29 of our vessels were deployed in the Bohai Bay, 18 in the South China Sea, five in the East China Sea, two in the Korean Sea and one was under repair. We provide logistic support to our vessels primarily from bases located in Tianjin in northeastern China and Zhanjiang in the south of China. We also have operation support centers located in Shanghai, Shenzhen and Sanya. All of our offshore support vessels are registered in the PRC. The average age of our offshore support vessels was approximately 19 years as of June 30, 2002.

We categorize our offshore vessels based on their primary function. Currently, we have the following types of ships:

- anchor handling, towing and supply, or AHTS, vessels;
- platform supply vessels, or PSVs;
- standby vessels; and
- utility vessels.

Our AHTS vessels are used to tow, position and anchor drilling rigs and other structures. These vessels can also be used to transport supplies. As of June 30, 2002, we owned 16 AHTS vessels, six of which had more than 10,000 brake horsepower.

Our PSVs can handle large cargo and are primarily used to transport supplies, such as fuel, water, drilling fluids, cement, equipment and provisions, to offshore drilling and production facilities. These vessels range in size from 2,300 to 3,100 dead weight tons and are from 196 to 272 feet in length. As of June 30, 2002, we owned seven platform supply vessels.

Standby vessels provide continuous support to offshore production facilities. They are equipped to provide first aid, rescue, fire fighting and pollution control services. In addition, standby vessels also function as supply vessels. As of June 30, 2002, we owned 26 standby vessels.

Utility vessels provide a combination of services including crew transportation, standby and supply services. Our utility vessels are small to medium size vessels with approximately 2,600 brake horsepower and often provide backup or replacement services for more specialized vessels. As of June 30, 2002, we owned six utility vessels.

The following table lists the key specifications for each of our support vessels as of June 30, 2002.

	Year built	Length (feet)	BHP	kW	Gross tonnage
AHTS vessels					
Binhai 214	1974	174	3,800	2,794	565
Binhai 215	1974	174	3,800	2,794	565
Binhai 263	1983	192	6,528	4,794	1,197
Binhai 281	1978	220	8,000	5,882	1,607
Binhai 283	1983	211	8,160	6,000	1,320
Binhai 284	1991	224	8,000	5,880	1,535
Binhai 285	1992	224	8,000	5,880	1,535
Binhai 291	1981	216	10,200	7,500	1,357
Binhai 292	1979	220	13,000	9,560	1,894
Nanhai 205	1975	208	8,000	5,880	1,277
Nanhai 207	1978	220	8,000	5,880	1,524
Nanhai 209	1978	203	6,000	4,410	1,209
Nanhai 212	1983	218	10,560	7,760	1,541
Nanhai 213	1981	222	10,560	7,760	1,582
Nanhai 215	1982	222	12,730	9,360	1,963
Nanhai 216	1982	222	12,240	9,000	1,631
PSVs					
Binhai 251	1993	196	5,460	4,010	1,470
Binhai 252	1993	196	5,460	4,010	1,470
Binhai 253	2000	231	5,300	3,900	2,308
Binhai 254	2000	231	5,300	3,900	2,308
Binhai 255	2000	256	6,400	4,708	3,007
Binhai 256	2000	256	6,400	4,708	3,007
Binhai 293	1981	272	9,600	7,060	3,285
Standby vessels					
Binhai 207	1973	174	3,800	2,794	565
Binhai 208	1974	174	3,800	2,794	565
Binhai 209	1974	169	2,600	1,900	664
Binhai 212	1974	169	2,600	1,910	645
Binhai 213	1974	169	2,600	1,910	645
Binhai 241	1983	184	4,800	3,528	805
Binhai 242	1983	184	4,800	3,528	805
Binhai 243	1983	184	4,800	3,520	805
Binhai 244	1984	176	4,000	2,944	890
Binhai 245	1983	176	4,000	2,944	890
Binhai 262	1986	192	6,528	4,800	1,197
Binhai 264	1984	192	6,528	4,800	1,197
Binhai 265	1984	192	6,528	4,800	1,197
Binhai 282	1978	220	8,000	5,880	1,607
Nan Ou	1982	218	7,200	5,300	1,344
Nan Ying	1982	218	7,200	5,300	1,344
Nanhai 201	1974	174	3,800	2,794	569
Nanhai 202	1975	174	3,800	2,792	569
Nanhai 203	1975	174	3,800	2,794	569
Nanhai 206	1978	220	8,000	5,880	1,524
Nanhai 208	1978	203	6,000	4,410	1,209
Nanhai 210	1985	212	6,520	4,800	1,405
Nanhai 211	1985	212	6,520	4,800	1,405
Nanhai 217	2000	217	6,911	5,080	1,595
Nanhai 218	2000	217	6,911	5,080	1,595
Nanhai 219	2000	217	6,911	5,080	1,595
Utility vessels					
Binhai 206	1975	225	2,200	1,617	850
Binhai 210	1974	169	2,600	1,910	664
Binhai 211	1974	169	2,600	1,910	664
Binhai 216	1975	190	2,640	1,940	986
Binhai 217	1978	190	2,640	1,940	987
Binhai 219	1981	180	2,640	1,940	895

Oil Tankers

We own and operate six oil tankers. Our oil tankers are used to transport crude oil from offshore production facilities to ports onshore China and to ship refined products between ports along the coast of China. Historically, our crude oil transportation business operated only in the Bohai Bay, where we serviced smaller production platforms in shallower waters. Currently, the PRC Government only issues a limited number of licenses for oil tankers services offshore China. We expect the government to issue more licenses in the future and we are in discussions with the PRC Government to expand our oil tanker business to other regions. For further details, see the section headed "Industry Overview—Regulatory Framework—Oil Tanker Regulation" in this Prospectus.

The following table lists the key specifications for each of our tankers as of June 30, 2002.

Vessel	Gross tonnage	Length (feet)	Year built
Binhai 601	842	221	1979
Binhai 604	2,485	331	1979
Binhai 605	2,630	319	1976
Binhai 606	3,478	352	1988
Binhai 607	4,044	377	1999
Binhai 608	4,044	377	1999

The following table shows the tons transported for our oil tankers for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
Tons transported	555,333	531,275	586,420	1,382,922	1,356,379	620,190

Vessel Utilization

The following table shows the total operating days and average utilization rates for our marine support vessels for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
Operating days						
Standby vessels	7,966	7,580	7,675	7,661	7,469	4,235
AHTS vessels	4,955	4,770	4,961	4,897	5,358	2,669
PSVs	628	941	1,041	899	1,397	1,118
Utility vessels	997	1,039	1,787	1,999	1,894	849
Total operating days	14,546	14,331	15,464	15,456	16,118	8,871
Support vessel utilization(1)						
Standby vessels	98.2%	96.9%	96.6%	99.0%	95.4%	96.1%
AHTS vessels	97.1%	94.0%	97.9%	96.2%	98.3%	95.4%
PSVs	96.6%	95.3%	95.7%	97.5%	96.0%	90.4%
Utility vessels	98.5%	98.6%	93.7%	97.8%	91.2%	81.8%
Average utilization rate	97.8%	95.9%	96.6%	97.8%	95.9%	93.6%

(1) *The support vessel utilization rates are calculated by dividing the total number of operating days in a particular year by the total number of days of availability in such year. The total number of days of availability is calculated by subtracting the total number of preparation days in a particular year from the total number of days in that year. Since 2000 was a leap year, there were 366 days in that year.*

Vessel Fleet Expansion Program

In response to increased exploration, development and production activity offshore China, we have acquired several new and used vessels. We also plan to order several additional vessels over the next five years. Since the beginning of 2001 we have increased our fleet by seven newbuild vessels, including the completion of six vessels in 2001 and one vessel in the first half of 2002.

We plan to increase the overall size of our marine support and transportation fleet to 66 vessels by the end of 2003 and to 74 by the end of 2004. These estimates reflect plans to decommission a total of three older vessels by 2004. The additional vessels are intended to meet anticipated demand from CNOOC Limited, which is beginning to appraise and develop recent discoveries. We have received letters of intent from CNOOC Limited stating its intention to contract several of these vessels upon completion. Two of our new vessels will have dynamic positioning, or DP, systems, which enable them to maintain a fixed position near offshore facilities without the use of tie-up lines. We estimate that the total capital expenditure for our marine support and transportation segment will be approximately US$268 million between 2002 and 2005.

The following table lists the key specifications for each of the newbuild vessels that we are scheduled to receive in 2003 and 2004.

Vessel	Type	Expected delivery date	Length (feet)	BHP	kW	DWT	Cost (Rmb'000)
BH266	Standby	February 2003	224	6,500	4,778	1,450	75,000
BH267	Standby	April 2003	224	6,500	4,778	1,450	75,000
BH268	Standby	June 2003	224	6,500	4,778	1,450	75,000
BH286	AHTS	February 2003	224	8,000	5,880	1,450	87,150
BH287	AHTS	August 2003	224	8,000	5,880	1,450	87,150
NH220	Standby	February 2003	227	6,911	5,080	1,800	75,000[(1)]
NH221	Standby	August 2003	227	6,911	5,080	1,800	75,000
BH295	AHTS	February 2004	220	13,600	10,000	1,900	141,100[(1)]
Vessel 1	Crewboat	January 2004	131	5,500	4,000	N/A	68,500
Vessel 2	Standby	September 2004	223	8,000	5,880	1,500	86,606
Vessel 3	Standby	September 2004	223	8,000	5,880	1,500	86,606
Vessel 4	Standby	September 2004	213	6,000	4,410	1,400	73,930
Vessel 5	Standby	September 2004	213	6,000	4,410	1,400	73,930
Vessel 6	Standby	September 2004	213	6,000	4,410	1,400	73,930
Vessel 7	Standby	September 2004	213	6,000	4,410	1,400	73,930
Vessel 8	Standby	September 2004	223	6,500	4,778	1,550	80,890

(1) NH220 and BH295 will have DP systems installed at an estimated cost of US$700,000 each, which is included in their estimated costs.

Construction of a new offshore support vessel is capital intensive and typically takes 18 months. Although we generally insist on a letter of intent from our customers to hire a vessel before we commit to building it, market conditions may change during the construction period and our letters of intent typically are not legally enforceable. See "Risk Factors—Risks Relating to Our Business—The execution of our capital expenditure plan is subject to some uncertainty."

Marine Support and Transportation Contracts

Most of our contracts are standard industry charters or service agreements involving the use of one or more of our vessels for either a set period of time or a period covering a specific number of wells. Charters for development and production activities normally state a specific period of time, whereas charters for exploration activities normally state a specific number of wells to be drilled. All of our current charters and service contracts for offshore support vessels are based on fixed day rates with the customer assuming responsibility for certain variable costs, such as fuel and port charges. The day rates for our offshore support vessels are calculated based on the capabilities of each vessel, the term of contract and the service to be performed. Our current charters for tankers, on the other hand, are usually based on the volume of crude oil and other products transported. We also enter into a limited number of term contracts for our tankers, and charge these customers based on fixed monthly rates.

Our charters for development and production activities frequently are renewable on an annual basis. We also conclude "spot" or "short duration" charters that range from a single voyage to several months. If a customer requests a vessel that is not presently available, we occasionally charter a similar vessel from a third party to meet our customer's needs.

OUR GEOPHYSICAL SERVICES

We are a leading provider of geophysical services offshore China and also provide seismic and survey services in other regions, including North and South America, the Middle East, offshore Africa and offshore Europe. Our geophysical services are divided into two main categories: seismic and surveying.

Seismic Services

We own and operate a fleet of six seismic vessels and are a leading provider of seismic services offshore China. Seismic analysis is an exploration method which uses sound waves to map subsurface geological formations. Offshore seismic data collection involves a vessel that produces sound waves and trailing streamers that record reflected wave measurements. Our seismic fleet is equipped with modern seismic and navigational equipment, and is capable of gathering both two dimensional, or 2-D, and three dimensional, or 3-D, high resolution seismic data. Our fleet has the capacity to collect up to 120,000 kilometers (74,568 miles) of 2-D seismic and 5,000 square kilometers (1,913 square miles) of 3-D seismic per year. We also own and operate a central processing center, which has the capacity to process 80,000 kilometers (49,712 miles) of 2-D and 10,000 square kilometers (3,861 squares miles) of 3-D per year. This center, which is located in Tianjin in the northern part of China, has a large database of seismic data collected from offshore China.

A ship's seismic data collection capacity is determined primarily by its number of streamers. Seismic data can be shot and recorded in either 2-D, 3-D or 4-D form. 4-D measures 3-D seismic data over time intervals. Five of our six seismic vessels are equipped for both 2-D and 3-D seismic data collection capabilities. 3-D seismic data is more expensive than 2-D seismic data because it requires more equipment and considerably more processing capacity and technology. Because of this, 2-D seismic data is often used in initial exploration to identify potential prospects, while 3-D seismic is reserved for analyzing specific prospects before drilling.

Our seismic ships can be deployed to cover potential drilling sites offshore China and most other offshore regions. We believe that our 2-D seismic collection is competitive internationally because of our low cost structure in this industry segment. Since 1999, three of our vessels have been deployed outside China. Nanhai 502 has been working in the Gulf of Mexico and offshore Brazil, Spain, West Africa, Sierra Leone and Portugal; Binhai 512 has been operating in the Gulf of Mexico, offshore Canada and Caribbean Sea as well as the Persian Gulf and offshore Oman, Madagascar, Eritrea and Sri Lanka. Binhai 517 operated offshore Iran and Sri Lanka and returned to China in mid-2002. The international market has become an important source of demand for our 2-D seismic data services in recent years.

The table below lists the key specifications for each of our seismic vessels as of June 30, 2002.

	Orient Pearl	Binhai 511	Binhai 512	Binhai 517	Binhai 518	Nanhai 502
Seismic capability	2-D/3-D	2-D/3-D	2-D/3-D	2-D/3-D	2-D/3-D	2-D/3-D
2-D seismic capacity (km/year)	34,000	32,000	32,000	28,000	28,000	30,000
Cruising speed (knots/hour)	15.0	15.8	15.8	11.0	8.8	13.0
Gross tonnage	3,676	2,231	1,964	1,240	704	931
Length (feet)	258	266	259	196	163	197
Maximum streamers	4	3	4	2	2	2
Streamer data	Digital	Digital	Digital	Digital	Digital	Digital
Recording system	I/O	Syntrak 960	Syntrak 960	Syntrak 960	Syntrak 960	Syntrak 960
Quality control system	SUN 4500/CGG	IBM/CGC	IBM/CGC	SUN 4500/CGG	SUN 4500/CGG	IBM/CGC
Navigational system	CONCEPT	CONCEPT	CONCEPT	CONCEPT	CONCEPT	CONCEPT
Year of construction	1994	1979	1979	1997	1982	1979
Flag	PRC	PRC	Panama	PRC	PRC	Panama

The following table summarizes our seismic collection activity for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
2-D seismic collected (km)						
Offshore China	13,056	34,047	29,684	22,080	8,167	12,000
International	—	—	—	35,991	44,192	7,000
Total	13,056	34,047	29,684	58,071	52,359	19,000
3-D seismic collected (km^2)						
Offshore China	3,763	3,285	2,429	728	3,503	667
International	—	—	—	1,127	—	—
Total	3,763	3,285	2,429	1,855	3,503	667

The following table summarizes our seismic data processing activity for the periods indicated.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2002
2D seismic processed (km)						
Offshore China	18,051	12,457	8,380	16,510	38,788	7,000
International	—	—	—	—	—	—
Total	18,051	12,457	8,380	16,510	38,788	7,000
3D seismic processed (km^2)						
Offshore China	1,785	1,831	2,845	3,133	1,598	1,667
International	—	—	—	—	—	—
Total	1,785	1,831	2,845	3,133	1,598	1,667

We plan to spend approximately US$15 million in capital expenditures on our seismic operations in 2002 through 2005. This includes increasing the streamer capacity of our seismic vessel, Eastern Pearl, from four to six streamers.

Survey Services

We own and operate a fleet of three marine geotech survey vessels, and are the leading provider of marine survey services offshore China. Our marine geotech survey services include seabed topographical surveying, soil sampling, navigation, oceanographic and marine environmental studies, soil geohazard studies and seabed foundation engineering analysis. After collecting this data, we analyze it at our onshore laboratory and processing center in Tianjin. The results of the analysis are then used to place drilling rigs and production platforms.

Two of our survey vessels, Nanhai 503 and Binhai 218, are used as geotechnical coring vessels and are equipped with onboard drilling rigs. These drilling rigs enable us to take soil samples from up to 450 feet below the sea floor. Both Nanhai 503 and our third vessel, Binhai 521, are used as geophysical survey vessels equipped with high-resolution digital and analog equipment for mapping seabed topography and geohazard surveying. Nanhai 503 is a large geotechnical coring vessel and is classified by PRC classification societies as suitable for international deployment. Both Binhai 218 and 521 have been classified by PRC classification societies as suitable for deployment in Southeast Asia.

In addition to offshore China, our geotech survey vessels have worked on regional assignments since 1995, including surveying for ExxonMobil offshore Sakhalin, Russia and for the Korea National Oil Corporation offshore South Korea.

In August 1983 we entered into a survey joint venture called China Offshore Thales GeoSolutions (Tianjin) Company, Limited. We and our joint venture partner, Thales GeoSolutions Limited, each own 50% of its equity interest. This company focuses on site surveys, cable and pipeline surveys and remote operation vehicle positioning, and primarily serves offshore China.

We plan to spend a total of approximately US$15 million in capital expenditures on our survey operations in 2002 through 2005. This includes our plan to order a large integrated survey vessel with a dynamic positioning system in 2002. This vessel is being designed to have the ability to inspect and repair submarine pipelines. We plan to spend approximately US$12 million for this purchase, with delivery of the vessel expected in 2004.

Geophysical Contracts

We normally enter into contracts for specific exploration blocks with individual customers for our geophysical services. We also engage in multiple-customer exploration efforts where we first collect and process survey and seismic data and then sell this data to interested customers.

SALES AND MARKETING

Our Customers

Our most important customer in the offshore China market is CNOOC Limited, the leading upstream offshore petroleum company in China and the only company permitted to engage in oil and gas exploration and production offshore China in cooperation with foreign parties. CNOOC Limited accounted for approximately 52.8% of our turnover for the year ended December 31, 2001, and 57.7% of our turnover for the six-month period ended June 30, 2002. Our other top four customers for the year ended December 31, 2001 were Texaco, Kerr-McGee, Shanghai Petroleum and Natural Gas Company Limited (owner of the Pinghu gas field in the East China Sea) and CACT (the operator for a PSC among CNOOC Limited, Agip and ChevronTexaco) in terms of revenue. These customers are international oil and gas exploration and production companies and PSC partners with CNOOC Limited in the offshore China market. CNOOC Limited and these four customers together accounted for approximately 73.2% of our turnover for the year ended December 31, 2001, and approximately 73.6% of our turnover for the six-month period ended June 30, 2002.

Integrated Project Management

We offer our customers an Integrated Project Management, or IPM, program. This program packages and tailors our various services and products to meet our customer's specific requirements. The package can be designed to cover a portion or the entire life of an oil and natural gas field from discovery to abandonment. We manage our drilling turnkey contracts under our IPM program. These contracts, however, typically include only our drilling and well services. In the period from January 1999 to June 30, 2002, we entered into approximately 10 turnkey drilling contracts. In the future, we intend to increase the number of drilling turnkey contracts under our IPM program. We also plan to integrate more of our geophysical and workover operations into our IPM program. We believe that integrating our services will strengthen our overall competitiveness.

Marketing

Our marketing department is responsible for coordinating our PRC and overseas marketing efforts. In the PRC, we have local offices in Zhanjiang, Shenzhen, Shanghai, Tianjin and Xinjiang that market our oilfield services and products for oil and gas projects in their respective regions. We also have international offices in the United States and occasionally use agents to market our oilfield services and products overseas. Internationally, we market our geophysical services on a stand-alone basis, while we market our drilling rigs together with our well services and marine support services.

We primarily market our drilling rigs for assignments offshore China. However, we currently have one drilling contract offshore Nigeria in West Africa, and we intend to market more of our oilfield services for assignments in that region as well as Southeast Asia and the Middle East in the future. In particular, we intend to participate in more drilling contract bids solicited by CNOOC Limited as it expands into other regions. In August 2002, through our local agent, we won the bid for a drilling contract from CNOOC Limited offshore Indonesia.

We primarily market our well services for projects offshore China and, to a lesser extent, onshore China and internationally. In the offshore China market and other international offshore regions, we typically offer our well services in conjunction with our drilling rigs. However, for offshore projects that are not being served by our drilling rigs and for projects located onshore China, we market our well services on a stand-alone basis.

Our offshore support vessels and tankers generally target specific regions offshore China, but also work outside the PRC. Our support vessels based in northern China are primarily marketed for projects in the Bohai Bay as well as the Yellow Sea, Korean Sea and East China Sea, whereas support vessels based in southern China primarily target assignments in the South China Sea. Our six oil tankers are marketed for crude oil transportation work in the Bohai Bay and also for refined products transportation assignments between ports along the coast of China. One important strategy in our marketing of vessels is to focus on production wells, which require long-term vessel service and tend to generate steady revenue for our marine support business. Outside China, we also market our marine support vessels in conjunction with our drilling rigs and related services.

We primarily market our geophysical services to offshore oil and gas exploration and development companies, such as CNOOC Limited and PSC partners, offshore China. In recent years, we have also begun to market our seismic and survey vessels for projects located in North and South America, the Middle East, offshore Africa and offshore Europe. We will continue to focus on our dominant market offshore China while selectively seeking opportunities in the international market for secondary growth.

PRICING POLICY

Historically, prior to the reorganization of CNOOC Limited in October 1999, our prices charged to CNOOC and its wholly owned subsidiaries were set by CNOOC. Since the reorganization of CNOOC Limited in October 1999, the prices we charge to CNOOC Limited primarily reflect negotiations under prevailing local market conditions, which are primarily determined by market supply and demand, and take into consideration factors such as volume of business, length of contract, package of services, overall customer relationship and other market factors. Although we usually participate in competitive bids for our contracts, in some cases, especially in relation to certain geographical markets or service areas with a limited number of competitors, we are awarded our contracts through negotiation. Given CNOOC Limited's dominant position in the offshore China market and based on the various considerations described above, we have been offering CNOOC Limited discounts on some of our services. These discounts are also available to other customers whose volume of business and contract terms are similar to those of CNOOC Limited. For further details, see the section headed "Connected Transactions" in this Prospectus. Our prices charged to PSC partners and third parties have been based on negotiations under prevailing market conditions.

COMPETITION

Our primary market is offshore China although we have also begun competing for oilfield service assignments in other regions. The PRC offshore oilfield services industry is competitive and we expect this competition to intensify following China's entry into the WTO. Before September 2001, the PRC Regulations on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises required operators of oil and gas projects offshore China to give preference to PRC oilfield service providers and product suppliers provided that they were competitive in terms of quality, price, time of delivery and services. An amendment to these Regulations promulgated on September 23, 2001 eliminated such preferences for PRC companies.

In the offshore China market, we currently face competition from local companies that specialize in a particular market segment or region and from large multinational companies that possess technological advantages over most local companies. Outside China, our main competitors are global oilfield service providers. Many of these companies possess significantly greater resources and operating experience than we do. We compete primarily on the basis of our price, safety record, operational capabilities, equipment, crew and quality of service.

Drilling Services. We compete against both local and foreign companies in the drilling services market offshore China. Associates of the Sinopec Group own and operate eight drilling rigs, six of which are shallow water jackup rigs. Foreign drilling companies occasionally operate in the offshore China market. These rigs usually enter the market when local drilling rigs are unavailable.

Well Services. Our competitors in the offshore China well services sector include both domestic Chinese companies and foreign operators. Domestic competitors include associates of CNPC and the Sinopec Group that are relatively small in size. On the other hand, foreign competitors such as Schlumberger, Baker Hughes and Halliburton are strong and active in technology intensive areas, such as horizontal drilling, wire logging and logging-while-drilling, or LWD.

We have provided well services to various international petroleum companies, including Phillips, Kerr-McGee, Agip and ChevronTexaco. For oilfields operated independently by CNOOC Limited, we have benefited from our long-standing relationship with CNOOC Limited and years of experience in the offshore China market, except in areas requiring sophisticated technologies, such as HTHP logging.

Marine Support and Transportation Services. Our competitors in the offshore support vessel market are smaller than us and usually operate in specific local regions offshore China. Currently, there are five marine support service providers, including us, with a total fleet of over 90 support vessels offshore China. As of June 30, 2002, we owned and operated a total of 55 vessels, 53 of which provided services offshore China, whereas Hua Wei had 12 vessels working offshore China. Our oil tanker fleet is relatively small and competes against several large local companies. We are in discussions with the PRC Government to obtain licenses to operate more oil tankers and expand our operating area offshore China.

Geophysical Services. We are the market leader for geophysical services offshore China. Our competition varies depending on geographical locations. Our competition frequently depends on the level of technology required to perform the specific service. International competitors began to enter the market for seismic services offshore China in 1997. In 2002, Petroleum Geo-Services ASA, a U.S. based provider of geophysical services, won a 800-square-kilometer (308.9-square-mile) 3-D contract for a project jointly owned by CNOOC Limited and Devon Energy and a 680-square-kilometer (262.5-square-mile) contract from CNOOC Limited for an independent operation in the South China sea. Currently, our largest competitors in geophysical services are Petroleum Geo-Services ASA and Western Geco. We plan to increase our competitiveness by investing significant resources to raise our operating efficiency and improve our technology.

SUPPLIERS

The most important raw materials and supplies used in our operations consist of spare parts, chemicals, fuel, steel wires, cement, drill pipes, drill collars and others. We purchase these materials and supplies primarily from suppliers located in the PRC and we usually settle with our suppliers within 45 days after receiving and inspecting the materials. For the year ended December 31, 2001 and the six-month period ended June 30, 2002, our largest supplier accounted for approximately 5% and 4%, of our total supply purchases, respectively. During the same periods, our five largest suppliers (which included an associate of CNOOC) accounted for approximately 13% and 13% of our total supply purchases, respectively.

RESEARCH AND DEVELOPMENT

Our research and development center, located in the Yanjiao Development Zone, Hebei Province, primarily researches and develops technology and products used in the exploration, development and production of offshore oil and natural gas. It also advises us on technological developments in the industry and analyzes geophysical, logging and other data collected by us. We also own research and development facilities in Tianjin and Zhanjiang.

Our current research and development efforts are focused on developing advanced logging instruments, directional drilling technology and equipment, exploration and completion fluids and cement compounds. We have successfully developed a wide variety of technology and equipment, including our perforation guns, drilling fluid and cementing additives, pay zone protection and treatment system and a data totalization system.

As of June 30, 2002, our research and development team consisted of 96 employees, four of whom hold Ph.D. degrees in geology, petroleum engineering and mechanical engineering and six of whom hold master's degrees in geology, geophysics, petroleum engineering, electrical engineering and others. We have 59 senior and 37 junior technicians.

During the three years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2002, we expended approximately Rmb 27.5 million, Rmb 24.7 million, Rmb 30.0 million and Rmb 10.6 million, respectively, on research and development activities.

INTELLECTUAL PROPERTY

We have a license to use a trademark owned by CNOOC. The trademark is of value in the conduct of our business. Under a non-exclusive license agreement, we have obtained the right to use the trademark for nominal consideration.

We also own nine patents in the PRC and have applied to register another eight patents with the PRC State Intellectual Property Bureau.

QUALITY, HEALTH, SAFETY AND ENVIRONMENT PROGRAM

We have implemented a quality, health, safety and environment program, which includes a safety management system and an occupational health and safety program similar to that employed by other international oilfield service companies. Under these programs, we closely monitor and record health and safety incidents and promptly report them to government agencies and organizations. We recently issued our safety management manual and implemented our occupational health and safety program. We believe this program is broadly in line with the United States government's Occupational Safety and Health Administration guidelines.

OPERATING HAZARDS AND UNINSURED RISKS

We emphasize ongoing safety and training programs and have installed significant safety equipment, all designed to promote a safe working environment. We have obtained the ISO9002 quality management standard in respect of offshore drilling services. We have not obtained but are committed to achieving the ISO14000 environmental management standard and the OSHA 18000 occupational health and safety standard.

Nevertheless, our operations are subject to many hazards inherent in the drilling, production and transportation of crude oil and natural gas, including loss or damage of downhill drilling equipment, riser ruptures, spills, fires, explosions, encountering formations with abnormal pressures, blowouts, cratering and natural disasters, any of which can result in loss of hydrocarbons, environmental pollution and other damage to our property and the property of our customers. In addition, certain of our operations are located in areas that are subject to weather disturbances, some of which can be severe enough to cause substantial damages to facilities and interrupt production.

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses, including the loss of wells, blowouts, or other damage, certain costs of pollution control and physical damages on certain assets. We carry all risks and third party liability insurance for our drilling, marine support and transportation and geophysical services divisions and maritime insurance for our marine support and transportation services. We believe that our level of insurance is adequate and customary for the PRC offshore oilfield services industry. However, we may not have sufficient coverage for some of the risks that we face, either because insurance is not available or because of high premium costs. For instance, our insurance does not cover war, internal disturbances, business interruption, expropriation or nationalization. In addition, pollution and similar environmental risks generally are not fully insurable and we may be liable for oil spills, costs of controlling a wild well, well loss or damage and similar matters. Losses and liabilities arising from uninsured or underinsured events could have a material impact on our results of operations. See the section headed "Risk Factors—Our drilling and marine support and transportation businesses are subject to significant operational risks that may not be fully covered by our insurance policies" in this Prospectus.

LEGAL PROCEEDINGS

We are not a defendant in any material litigation, claim or arbitration, and we are not aware of any pending or threatened proceeding which would have a material adverse effect on our financial condition.

For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, we have incurred no material actual or contingent liabilities as a result of lawsuits and other proceedings.

REAL PROPERTIES

Our registered office is in Tianjin, China, and our corporate headquarters is located in the Yanjiao Development Zone, Hebei Province, China. We lease several properties, including office and production premises, from CNOOC in China. The rental payments under these lease agreements are based on arm's length negotiations. For further details regarding the terms of these leases, see the section headed "Connected Transactions" in this Prospectus. We lease some premises from CNOOC that are located on State allocated land. Under relevant PRC regulations, CNOOC must obtain the approval of the land administration authorities within a specified time period to enter into lease agreements for these properties. Moreover, CNOOC must remit a portion of the rental payments for such properties to the PRC Government as land use fees. We consider these risks when negotiating and concluding our lease agreements. However, if CNOOC is unable to obtain the necessary approvals, our use of such premises could be adversely affected. Our Directors will take steps to comply with any relevant PRC legal requirements. For further details, see "Risk Factors—Risks Relating to Our Business—Our right and interests as lessee of certain real property are subject to some uncertainty."

We also own one property in the United States through our wholly owned subsidiary, Lico International, Inc. This property is located in Houston, Texas, and is primarily used as a residence. For more information about the above properties, see Appendix III "Property Valuation" to this Prospectus.

OUR COMPANY HISTORY

Prior to December 2001, CNOOC provided drilling, well and geophysical services primarily through five PRC wholly owned subsidiaries, namely China Offshore Oil Southern Drilling Company, China Offshore Oil Northern Drilling Company, China Offshore Oil Geophysical Company Limited, China Offshore Logging Company Limited and CNOOC Petrotech Services Company. CNOOC also offered marine support and transportation services through two other wholly owned subsidiaries, China Offshore Oil Southern Shipping Company and China Offshore Oil Northern Shipping Company. On December 25, 2001, CNOOC incorporated us as the operating company for the business operations of the five subsidiaries that perform drilling, well and geophysical services and, on December 29, 2001, combined the two marine support and transportation subsidiaries into one entity. In preparation for this Global Offering and as part of the Reorganization, we further consolidated our drilling, well and geophysical services operations and undertook a statutory merger with the marine support and transportation subsidiary. Our seven predecessor companies are subject to dissolution pursuant to PRC law. As part of the Reorganization, CNOOC transferred to us its interests in five joint ventures that engage in well services and one joint venture that performs geophysical services. In return for the transfer of these assets, liabilities and undertakings, CNOOC received 2.6 billion Shares in our company. After this Reorganization, we became the sole existing company within the CNOOC group to undertake these oilfield services. On September 26, 2002, with the approval of the PRC Government, we were restructured into a joint stock limited liability company.

CNOOC was established in 1982 by the PRC Government as a state-owned offshore petroleum company. By virtue of the PRC Regulations on Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises, CNOOC assumed overall responsibility for the administration and development of PRC offshore petroleum operations in cooperation with foreign oil and gas companies. CNOOC is regulated and supervised by the State Economic and Trade Commission.

OUR STRUCTURE AFTER THIS GLOBAL OFFERING

The following chart sets forth our corporate structure immediately after this Global Offering, assuming that the Over-allotment Option is not exercised by the International Underwriters. We have also identified the principal business focus of our company and our subsidiaries and jointly-controlled entities.



Public shareholders
China National Offshore Oil Corporation (PRC)
35%
65%
China Oilfield Services Limited (PRC)
Drilling services
Well services
Marine support and transporation services
Geophysical services
Lico International, Inc. (Texas, USA)
100%
Marketing and equipment procurement
50%
China Offshore Thales Geosolutions (Tianjin) Company, Limited (PRC)
Survey and exploration services
50%
CNOOC-OTIS Well Completion Services Limited (PRC)
Well completion services
50%
China France Bohai Geoservices Company Limited (PRC)
Logging services
50%
China Petroleum Logging-Atlas Cooperation Service Company (PRC)
Logging services
50%
Tianjin Jinlong Petro-Chemical Company Limited (PRC)
Drilling fluids manufacturing
60%
China Nanhai-Magcobar Mud Corporation Limited (PRC)
Drilling fluid services

Our Subsidiaries and Jointly-Controlled Entities

The following table provides information on each of our joint venture entities:

Name	Parties	Investment Structure	Investment Amount ('000)	Place and date of incorporation/ establishment	Board Seats[1]	Nominal value of registered and Paid-Up Capital ('000)	Year Established	Term (Years)[2]
China Offshore Thales GeoSolutions (Tianjin) Company Limited	Our company	50%	US$860	Tianjin, PRC August 24, 1983	3	US$1,720	1983	20
	Thales	50%	US$860		3			
CNOOC-OTIS Well Completion Services Limited	Our company	50%	US$1,000	Tianjin, PRC April 14, 1993	3	US$2,000	1993	10
	Halliburton	50%	US$1,000		3			
China France Bohai Geoservices Company Limited	Our company	50%	US$5,825	Tianjin, PRC November 30, 1983		US$11,650	1983	35
	Geoservices S.A	50%	US$5,825		3			
China Petroleum Logging-Atlas Cooperation Service Company	Our company	50%	US$1,000	Guangdong, PRC May 10, 1984	3	US$2,000	1984	25
	Baker Hughes	50%	US$1,000		3			
Tianjin Jinlong Petro-Chemical Company Limited	Our company	50%	Rmb 518	Tianjin, PRC September 7, 1993	9[3]	Rmb 1,036	1993	10
	CNOOC	50%	Rmb 518					
China Nanhai-Magcobar Corporation Limited	Our company	60%	US$750	Shenzhen, PRC October 25, 1984	3	US$1,250	1984	25
	M-I Drilling Fluids[4]	40%	US$500		2			

(1) Our joint venture entities do not have any directors other than those listed above.

(2) The joint venture parties can agree to extend the term of the joint venture.

(3) Under the terms of this domestic joint venture's articles of association, the directors are elected by its shareholders at a shareholders' meeting with one of the directors to be elected by the joint venture's employees.

(4) M-I Drilling Fluids Company is a joint venture between Schlumberger and Smith International.

We also have one wholly owned subsidiary, Lico International, Inc. ("Lico"). Lico was incorporated in Texas, the United States, on November 2, 1994, to market our services in North American markets and to procure advanced equipment and spare parts for our operations.

As of the Latest Practicable Date, other than described in this Prospectus, we did not have any other direct or indirect subsidiaries.

RELATIONSHIP WITH CNOOC

Prior to the Global Offering, CNOOC owned 100% of our company. Immediately after the Global Offering, CNOOC will directly own or control an aggregate of 65% of our Shares, assuming that the Over-allotment Option is not exercised by the Underwriters, or 61.6% of our Shares, assuming that the Over-allotment Option is exercised in full. Accordingly, CNOOC will continue to be able to exercise all the rights of a controlling Shareholder, including electing our Directors and voting to amend our Articles of Association. Although CNOOC retains a controlling interest in our company, the management of our business remains the responsibility of our Board of Directors.

CNOOC continues to perform administrative functions relating to our offshore oilfield services business.

CNOOC's Undertakings

CNOOC has undertaken to us that neither CNOOC nor any of its associates will engage or be interested, directly or indirectly, in offshore oilfield services in which we are currently engaged either in or outside the PRC; provided, however, that CNOOC shall be permitted to retain its 50% equity interest in a Sino-Japanese equity joint venture, China Bohai-Japan Offshore Drilling Company Limited, under the following conditions:

- we have the exclusive right to exercise the powers of CNOOC as a 50% investor pursuant to a management agreement with CNOOC;
- we have a right of first refusal with respect to all drilling business opportunities (the exercise of this right of first refusal will be decided by our independent non-executive Directors);
- we have a right to acquire all of the equity interest held by CNOOC in the joint venture at its fair market price; and
- CNOOC must notify us prior to its designation of any directors under the joint venture agreement.

CNOOC has undertaken to obtain consent for this arrangement with us from its Japanese joint venture partners and we expect to obtain the consent prior to the Listing Date.

China Bohai-Japan Offshore Drilling Company Limited was established in September 1984 with a duration of 20 years. Its total registered capital is US$1 million. While CNOOC owns 50% of its equity, two Japanese companies, Japan Drilling Company, Limited and Itochu Corporation, own the 40% and 10% shares, respectively. The joint venture is managed by its board of directors, currently composed of six members. CNOOC has the power to designate three directors and the Japanese investors have the power to designate three. The joint venture has not been active in recent years and its continued existence is subject to discussions between the parties. The joint venture is subject to statutory expiration on August 31, 2004 unless the parties agree to extend its existence.

The undertakings from CNOOC will cease to have any effect:

- if we become a wholly owned subsidiary of CNOOC;
- if our securities cease to be listed on any stock exchange or automated trading system; or
- 12 months after CNOOC or any other PRC Government controlled entity ceases to be our controlling Shareholder.

CNOOC Finance Corporation Limited

CNOOC Finance Corporation Limited is a non-bank finance company established on June 14, 2002. Our controlling Shareholder, CNOOC, owns 100% of its equity, directly or indirectly. Pursuant to the Administrative Measures relating to Finance Companies of Enterprise Groups (中國人民銀行關於企業集團財務公司管理辦法) promulgated by the PBOC on June 30, 2000, the PBOC granted its approval for the establishment of CNOOC Finance Corporation Limited on May 13, 2002. The operations of the finance company will be subject to the on-going supervision of the PBOC.

CORPORATE STRUCTURE

The registered capital of CNOOC Finance Corporation Limited is Rmb 1,415.1 million. CNOOC Finance Corporation Limited is managed by its board of directors, and Mr. Wei Liucheng, President of CNOOC, is also chairman of this finance company. Our non-executive Director, Mr. Wang Zhongan, is one of the five directors of the finance company.

The business scope of CNOOC Finance Corporation Limited as set forth in its articles of association approved by the PBOC includes the following 14 items:

- to take deposits with durations over three months from CNOOC member companies;
- to issue debt securities;
- to engage in lending and borrowing between finance companies;
- to provide loans and lease financing to CNOOC member companies;
- to provide consumption credits, buyer credits and lease financing with respect to products of CNOOC member companies;
- to provide cashing and factoring services to CNOOC member companies;
- to engage in entrusted lending and investments for CNOOC member companies;
- to invest in marketable securities, in equity interests of finance companies and in equity interests of CNOOC member companies;
- to underwrite debt securities of CNOOC member companies;
- to provide financial advisory services, credit worthiness verification services and other consultancy and agency services;
- to guarantee obligations of CNOOC member companies;
- to borrow foreign currency denominated loans from overseas;
- to settle accounts among CNOOC member companies; and
- to engage in other PBOC approved businesses.

Pursuant to the relevant PBOC regulations, "CNOOC member companies" includes:

- CNOOC itself;
- any subsidiary of which CNOOC owns an equity interest of 51% or more;
- any company of which CNOOC and its subsidiaries own, individually or in the aggregate, an equity interest of over 20%; and
- any company in which CNOOC and its subsidiaries are, individually or in the aggregate, the largest equity interest holder.

The pricing policy of CNOOC Finance Corporation Limited is subject to PBOC guidelines, including base lending rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance Corporation Limited has limited discretion in setting its prices. Commercial banks in China are also subject to PBOC pricing guidelines. The charges by CNOOC Finance Corporation Limited for its financial services to CNOOC member companies tend to be lower than those charged by PRC banks. In addition, CNOOC Finance Corporation Limited tends to be more efficient in terms of processing transactions than PRC banks that perform similar services for us.

China Ocean Oilfields Services (Hong Kong) Limited

Three of our Directors, Yuan Guangyu, Yang Yexin and Wang Zhongan, and two of our Supervisors, Zhang Benchun and Tu Zhimin, also serve as directors and supervisors of China Ocean Oilfields Services (Hong Kong) Limited, which is a wholly owned subsidiary of CNOOC and its associates. The primary function of this company is to procure equipment and materials for the CNOOC group. This company does not have any substantial operations and we do not believe that it will interfere with such Directors and Supervisors' obligations to our company.

Overview

Historically, CNOOC and its subsidiaries were responsible for the exploration and production of oil and natural gas offshore China as well as related oilfield services. In October 1999, CNOOC Limited was created to undertake the exploration and production of oil and natural gas offshore China and was listed on the Stock Exchange and the New York Stock Exchange in February 2001.

Prior to December 2001, CNOOC provided drilling, well and geophysical services primarily through five PRC wholly owned subsidiaries and offered marine support and transportation services through two other wholly owned subsidiaries. On December 25, 2001, CNOOC incorporated us as the operating company for the business operations of the five subsidiaries that perform drilling, well and geophysical services and combined the two marine support and transportation subsidiaries into one entity on December 29, 2001. In preparation for this Global Offering, we further consolidated our drilling, well and geophysical services operations and undertook a statutory merger with the marine support and transportation subsidiary. After this Reorganization, we became the sole existing company within the CNOOC group to undertake these oilfield services. On September 26, 2002, with the approval of the PRC Government, we were restructured into a joint stock limited liability company in China.

In connection with our Reorganization, we entered into and novated a number of agreements and arrangements with CNOOC. Upon the listing of our H Shares on the Stock Exchange, the following transactions will constitute connected transactions under the Listing Rules.

Connected Transactions and Waivers

We have engaged, and expect to continue after our Global Offering to engage, in the following connected transactions. They will constitute connected transactions under the Listing Rules after our H Shares are listed on the Stock Exchange for so long as CNOOC and/or CNOOC Limited remain our connected persons within the meaning of the Listing Rules. The Stock Exchange has indicated that it will grant a conditional waiver from strict compliance with the relevant connected transactions requirements as set out in the Listing Rules for these transactions.

Our Provision of Offshore Oilfield Services to CNOOC and Its Associates

Since the establishment of CNOOC, we, including our predecessors, have provided oilfield services, including labor services, to CNOOC and its associates, including CNOOC Limited, in connection with their offshore oil and gas exploration, development and production activities. Our predecessors provided these oilfield services on the basis of agreements they entered into with CNOOC and its associates. By virtue of our Reorganization and a novation, we have assumed the rights and obligations of our predecessors under these agreements with CNOOC and its associates, including CNOOC Limited.

The prices we charged to CNOOC and its associates, including CNOOC Limited, primarily reflected our negotiations with CNOOC and its associates under prevailing local market conditions, including considerations such as volume of sales, length of contracts, overall customer relationship and other market factors. Because CNOOC Limited is the dominant petroleum company in our principal market of offshore China and has been the largest purchaser of our offshore oilfield services, our prices charged to CNOOC Limited did not reflect the prices we typically charged independent third parties. We expect that, after our Global Offering, we will offer our offshore oilfield services to CNOOC Limited at prices that are based on arm's length negotiations and reflect considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors. Any discounts that we offer to CNOOC Limited are also available to other customers whose volume of business and contract terms are similar to those of CNOOC Limited.

For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, we earned gross revenue of approximately Rmb 906.7 million, Rmb 1,219.2 million, Rmb 1,449.1 million and Rmb 840.7 million, respectively, for offshore oilfield services provided to CNOOC and its associates, of which Rmb 811.4 million, Rmb 1,111.5 million, Rmb 1,293.6 million and Rmb 774.6 million, respectively, were derived from our services provided to CNOOC Limited.

In addition, by virtue of an equity transfer agreement and as a part of our Reorganization, CNOOC transferred to us its 60% equity interest in China Nanhai-Magcobar Mud Corporation Limited ("Magcobar"). This joint venture company has provided, and will continue after our Global Offering to provide, well services to CNOOC and its associates, including CNOOC Limited. For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, Magcobar received approximately Rmb 69.9 million, Rmb 56.5 million, Rmb 76.4 million and Rmb 54.6 million, respectively, for well services provided to CNOOC and its associates. During these periods, Magcobar provided its services to CNOOC and its associates, including CNOOC Limited, at prevailing local market prices. We expect that Magcobar will continue to provide its services to CNOOC and its associates on this same basis in the future.

CNOOC Provision of Materials, Utilities, Labor and Ancillary Support Services to Us

In the past, CNOOC and its associates provided us and our majority-owned joint venture, Magcobar, with various materials, utilities, labor and other ancillary services. In order to secure continued provision by CNOOC and its associates of such materials, utilities, labor and other ancillary support services to us after our Reorganization, we entered into a comprehensive service agreement with CNOOC on September 27, 2002. Under the comprehensive service agreement and various specific service agreements attached and incorporated by reference to the comprehensive service agreement, CNOOC and its associates will provide us with such materials, utilities, labor and ancillary services, including:

- warehousing and storage;
- supply and transportation of materials;
- communications services;
- wharf services (including loading, unloading, mooring, unmooring, cleaning and utility services);
- construction services (including road pavement and construction of wharf terminals, improvements and factories);
- medical care, child care and social welfare services;
- technical training (including vocational training, safety training and on-the-job training);
- accommodation and personnel transportation services;
- offshore facility monitoring, maintenance and repair services;

- catering services;
- use of property (including sites, equipment and facilities);
- insurance arrangements; and
- labor services.

CNOOC and its associates historically have provided us and Magcobar with the above services at prices determined as follows:

(i) at State-prescribed prices; or

(ii) where there was no State-prescribed price, market prices, including the local or national market prices or the prices, at which CNOOC and its associates previously provided the relevant materials, utilities, labor and ancillary services, transportation, repair and maintenance, and management services to independent third parties; or

(iii) when neither (i) nor (ii) was applicable, the cost to CNOOC and its associates of providing the relevant materials, utilities, labor and ancillary services, transportation, repair and maintenance, and management services, including the cost of sourcing or purchasing from independent third parties, plus a margin of not more than 5%, before any applicable taxes.

Pursuant to the comprehensive services agreement of September 27, 2002, CNOOC and certain CNOOC associates have undertaken to provide us with these services at certain stipulated prices. These prices are based on our arm's length negotiation with CNOOC and its associates. We believe these prices are similar to the prices that CNOOC and its associates currently charge other parties and that they are fair to us and to our independent shareholders. The comprehensive services agreement is for a term of one year, but will be automatically extended for additional one-year periods unless we cancel it by providing notice to CNOOC 60 days before the relevant expiration date.

In addition to the above service categories, we use a majority-owned Nigerian subsidiary of CNOOC, Haiyang Petroservices Limited ("Haiyang"), to market our drilling rigs and enter into drilling contracts on our behalf offshore Nigeria. Nigerian government policies require us to use a locally incorporated company, such as Haiyang, to execute contracts in that region. Pursuant to a non-exclusive logistic services agreement, Haiyang has undertaken to provide us with logistic services to support our drilling operations offshore Nigeria. These services include regulatory compliance, rig maintenance and inspection, accommodation and catering for our personnel, first-aid medical service on board our rig, travelling documentation and arrangements, work permits, communication, onshore support and other services. We have agreed to pay Haiyang a commission and a management fee as well as to reimburse certain out-of-pocket expenses. Our aggregate payments under the agreement will not exceed 20% of the operating revenue derived from our drilling contracts arranged by or through Haiyang. The terms of this agreement were based on local market conditions and negotiated on an arm's length basis. We believe the pricing under the agreement is fair to us and our independent Shareholders. We and Haiyang may each terminate the non-exclusive logistic services agreement by giving 30 days prior written notice to the other.

For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, we paid, in aggregate, approximately Rmb 135.5 million, Rmb 142.3 million, Rmb 196.3 million and Rmb 96.1 million, respectively, for materials, utilities, labor and other ancillary support services provided by CNOOC and its associates. These historical amounts primarily consist of services that are now included in the comprehensive services agreement mentioned above.

In addition, for the three years ended December 31, 2001 and the six-month period ended June 30, 2002, Magcobar paid, in aggregate, approximately Rmb 3.7 million, Rmb 3.9 million, Rmb 4.1 million and Rmb 2.1 million, respectively, for materials, utilities, labor and other ancillary support services provided by CNOOC and its associates.

Lease and Property Management Agreements with CNOOC and its Associates

In the past, we and Magcobar have leased certain premises used in our respective business operations from CNOOC and its associates. In addition to these leased premises, CNOOC and its associates have provided our company with certain other office and production premises free of charge because we were a wholly owned subsidiary of CNOOC. In order to secure continued provision by CNOOC and its associates of these office and production spaces, we have entered into new lease and property management agreements with the relevant parties.

The existing leases with CNOOC and its associates include (i) a lease of January 14, 2002 entered into between a CNOOC associate and us for a gross floor area of 721 square meters for office and production use in Shenzhen, Guangdong Province for an aggregate annual rental of approximately Rmb 700,812 (including an aggregate annual water, electricity and service fee of Rmb 302,820); and (ii) two leases entered into between CNOOC associates and Magcobar for a gross floor area of 510 square meters for office and production use in the Tianjin Municipality for an aggregate annual rental of approximately Rmb 221,760. The lease between the CNOOC associate and us is for a term of one year commencing on January 15, 2002, and may be extended by the parties. If this lease arrangement is extended, the annual fees will be renegotiated on an arm's length basis. The first lease dated March 15, 2002 between the CNOOC associate and Magcobar is for a term of three years commencing from March 1, 2002, while the second lease dated January 20, 2002 is for a term of one year commencing from January 15, 2002, and may be extended by the parties. If the second lease between the CNOOC associate and Magcobar is extended, the annual fee will be renegotiated on an arm's length basis.

On September 27, 2002, we entered into three new lease agreements with CNOOC associates for (i) a gross floor area of 33,305.48 square meters for office and production use in the Yanjiao Development Zone, Hebei Province for an aggregate annual rental of approximately Rmb 5.2 million payable on a quarterly basis, (ii) a gross floor area of 21,498.72 square meters for office and production use in Zhanjiang, Guangdong Province for an aggregate annual rental of approximately Rmb 0.6 million payable on a monthly basis, and (iii) a gross floor area of 21,918.00 square meters for office and production use in Tanggu, Tianjin Municipality for an aggregate annual rental of approximately Rmb 1.8 million payable on a quarterly basis. These leases are each for a duration of one year, renewable continuously at our option for another one-year term upon our written notice to the landlords in the case of (i) and (ii) above, 60 days prior to their expiration and, in the case of (iii) above, three months prior to its expiration. If we decide to extend the terms of the leases, the lease agreements require the annual rental payments to be renegotiated on an arm's length basis. We also have a unilateral right of termination upon 60 days prior notice to our landlords. In addition to rental payments, we are also obligated under property management agreements with some of our landlords or their associates to pay them various fees relating to property management, utility, security, heating and air conditioning, forestation and other services. These property management agreements typically have a one-year duration, but are renewable for additional one-year periods. If the management agreements are renewed, the annual fees will be renegotiated on an arm's length basis. Sallmanns (Far East) Limited, an independent valuer, has confirmed that the rental value of each of the existing and new leases either reflects or is lower than the fair market rates for these premises.

For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, we and Magcobar paid, in aggregate, approximately Rmb 3.0 million, Rmb 4.1 million, Rmb 5.9 million and Rmb 3.4 million, respectively, for premises leased to us by CNOOC and its associates.

Financial Services by CNOOC Associate

We expect that we will from time to time utilize the financial services available from CNOOC Finance Corporation Limited, a majority-owned non-bank finance subsidiary of our controlling Shareholder, CNOOC. The financial services provided by the finance company will include our cash deposits and settlement services for transactions concluded between us and our customers. For potential risks involved in, and additional information relating to, such finance services, see the section headed "Risk Factors—We will continue to engage in connected transactions with CNOOC and its associates, including CNOOC Limited and CNOOC Finance Corporation Limited" and the section headed "Corporate Structure—Relationship with CNOOC—CNOOC Finance Corporation Limited."

Waiver from the Stock Exchange

The transactions described above will constitute connected transactions for us under the Listing Rules once our H Shares are listed on the Stock Exchange. Pursuant to the Listing Rules, each of these transactions would normally require full disclosure and prior approval by independent Shareholders subject to the nature and the value of the transactions. Given that these transactions will be conducted in the ordinary course of business and on a regular basis, our Directors believe that disclosure and approval of these transactions in full compliance with the Listing Rules would be impracticable and add additional administrative costs. Accordingly, our Directors have requested the Stock Exchange to grant a waiver from full compliance with the Listing Rules in respect of these transactions. The Stock Exchange has indicated that a conditional waiver from strict compliance with the relevant connected transaction requirements of the Listing Rules in respect of these transactions will be granted for a period of three financial years expiring on December 31, 2004 and subject to the following conditions:

(i) that the transactions be on an arm's length basis, that is:

- entered into by us in the ordinary and usual course of our business; and either
- on normal commercial terms; or
- where there is no available comparison, on terms no less favorable than those available from or to independent third parties; and
- in accordance with the relevant agreements governing such transactions, on terms that are fair and reasonable to our independent Shareholders and in the interests of our Shareholders as a whole; and
- if applicable, with the annual aggregate value of each category of connected transactions not exceeding the relevant annual caps.

(ii) that we disclose, in our annual report and accounts for the relevant year, the following details of the transactions in each year as required by Rule 14.25(1) of the Listing Rules:

- the date or period of the transactions;
- the parties thereto and a description of their connected relationship;
- a brief description of the transactions and the purpose of the transactions;
- the total consideration and the terms; and
- the nature and extent of the interest of the connected person in the transactions;

(iii) that our independent non-executive Directors shall review annually the transactions and confirm, in our annual report and accounts of the year in question, that such transactions have been conducted in the manner stated in paragraph (i) above and in compliance with the caps in paragraph (vi) below;

(iv) that our auditors shall review annually the transactions and confirm to our Directors in writing (with a copy to the Stock Exchange at least 10 business days prior to the bulk printing of our annual report) whether the transactions:

- have received the approval of our Board of Directors with any Director that has a conflict of interest abstaining;
- have been entered into in accordance with the terms of the agreements governing the transactions or, where there is no agreement, on terms that are not less favorable than terms available from or to independent third parties; and
- have not exceeded the caps specified in paragraph (vi) below;

(v) that for the purpose of the above review and reporting on the transactions by our auditors, CNOOC shall provide to the Stock Exchange an undertaking that, for so long as our Shares are listed on the Stock Exchange, it will provide our auditors with access to its accounting records and the accounting records of its associates;

(vi) the maximum aggregate annual value for each category of connected transactions not exceed the limits set out below:

Transaction	**Proposed annual limit**
Our provision of offshore oilfield services to CNOOC and its associates (including CNOOC Limited)	In respect of each of the three financial years ending December 31, 2002, 2003 and 2004, Rmb 2.10 billion, Rmb 2.94 billion and Rmb 4.12 billion, respectively.
Provision of offshore oilfield services by Magcobar to CNOOC and its associates (including CNOOC Limited)	In respect of each of the three financial years ending December 31, 2002, 2003 and 2004, Rmb 120 million, Rmb 144 million and Rmb 173 million, respectively.

Transaction	Proposed annual limit
Provision of materials, utilities, labor and other ancillary support services by CNOOC and its associates to us	In respect of each of the three financial years ending December 31, 2002, 2003 and 2004, Rmb 253 million, Rmb 317 million and Rmb 382 million, respectively.
Provision of materials, utilities, labor and other ancillary support services by CNOOC and its associates to Magcobar	In respect of each of the three financial years ending December 31, 2002, 2003 and 2004, Rmb 6 million, Rmb 8 million and Rmb 10 million, respectively.
Provision of office and production premises by CNOOC and its associates to us (including Magcobar)	In respect of each of the three financial years ending December 31, 2002, 2003 and 2004, Rmb 15 million, Rmb 20 million and Rmb 26 million, respectively.
Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to us in respect of our total daily outstanding deposits plus interest income	10% of our audited consolidated total turnover for the immediately preceding fiscal year.

We have undertaken to the Stock Exchange that if any material term of our agreements or arrangements referred to above are altered (unless as provided for under the terms of these agreements or arrangements) or if we enter into any new agreement or arrangement with any connected person (within the meaning of the Listing Rules) in the future or if the limits referred to above will be exceeded, we will comply with the provisions of Chapter 14 of the Listing Rules dealing with connected transactions unless we apply for and obtain a separate waiver from the Stock Exchange.

Based on the documents, information and historical figures provided by us and in reliance upon the representations and confirmations made by us, our Directors and our Supervisors that the connected transactions described in this section above are: (i) on normal commercial terms; (ii) in the ordinary course of our business and the relevant parties concerned; and (iii) on terms that are fair and reasonable as far as our Shareholders as a whole are concerned, the Joint Sponsors and the Directors (including the Independent non-executive Directors) have confirmed that, in their view, the connected transactions described in this section are in the ordinary course of our business and are fair and reasonable as far as our Shareholders as a whole are concerned.

It should be noted that: (i) the Joint Sponsors have, in reaching their above opinion, assumed and relied very significantly, without conducting any independent verification, upon the accuracy and completeness of the documentation, information, historical figures, representations and confirmations provided to them and reviewed by them for the purposes of expressing the view stated above; (ii) no independent valuations or appraisals, or evaluation or investigation of our assets and liabilities have been performed by the Joint Sponsors nor have the Joint Sponsors been furnished with any such valuations, appraisals, evaluation or investigation; and (iii) the view of the Joint Sponsors referred to above represents their view as at the date of this Prospectus and such view is necessarily based on, and assumes no change in, economic, market and other conditions in effect on the date of this Prospectus, and the information made available to them for the purposes hereof. Changes in economic, market or other conditions subsequent to the date hereof could impact the views of the Joint Sponsors stated above but the Joint Sponsors assume no obligation to update their views.

ADDITIONAL TRANSACTIONS

In connection with our Reorganization and the Global Offering, we have entered or will enter into the following additional agreements with CNOOC. Our performance of these agreements will technically be considered connected transactions after the listing of our H Shares.

Reorganization Agreement

In connection with the Reorganization, we entered into the Reorganization Agreement with CNOOC, which contains indemnities given by CNOOC and us. Pursuant to such indemnities, CNOOC has agreed to indemnify us in relation to the period before completion of the Reorganization and we have agreed to indemnify CNOOC against the breach of any provision of the Reorganization Agreement on our part.

Pursuant to the Reorganization Agreement, CNOOC has agreed to convert an aggregate of Rmb 600 million of our current liabilities due to CNOOC to long-term liabilities without interest. This amount consisted largely of our distributions declared but not yet paid. We have agreed with CNOOC to pay this amount in three annual installments of Rmb 200 million each commencing May 1, 2005.

CNOOC Undertakings

CNOOC has provided various undertakings to us. For further details of these and other undertakings, see "Corporate Structure—Relationship with CNOOC—CNOOC's Undertakings."

Trademark License Agreement

CNOOC is the registered owner of the "CNOOC" trademark. Under a non-exclusive license agreement dated September 27, 2002, we have the right to use the trademark for a term of ten years for a one-time payment of Rmb 1,000. The registration of the trademark will expire on December 6, 2008. CNOOC has undertaken that so long as it is our controlling Shareholder (as defined in the Listing Rules), it will renew the registration of the trademark to enable us to continue to use it without any additional payment.

Sino-Japanese Joint Venture Management Agreement

We have entered into a management agreement with CNOOC with respect to its Sino-Japanese equity joint venture, China Bohai-Japan Offshore Drilling Company Limited. For further details of this arrangement, see "Corporate Structure—Relationship with CNOOC—CNOOC's Undertakings." This management agreement is subject to the consent of the Japanese partners and CNOOC has undertaken to us to obtain such consent within 60 days of the signing of the management agreement.

The following table provides information about our seven Directors, three Supervisors, other senior management and our Company Secretary.

Name	Age	Position
Fu Chengyu (傅成玉)	51	Chairman of Board of Directors and Chief Executive Officer
Yuan Guangyu (袁光宇)	43	Director, President and Chief Operating Officer
Yang Yexin (楊業新)	46	Director and Executive Vice President
Wang Zhongan (王中安)	39	Non-executive Director
Gordon Che Keung Kwong (鄺志強)	53	Independent Non-executive Director
Richard Paul Margolis (馬德克)	52	Independent Non-executive Director
Andrew Y. Yan (閻焱)	45	Independent Non-executive Director
Liu Shoude (劉守德)	58	Supervisor and Chairman of our Labor Union
Tu Zhimin (涂志民)	45	Supervisor
Zhang Benchun (張本春)	52	Supervisor
Wu Mengfei (吳孟飛)	47	Executive Vice President and Chief Financial Officer
Jin Xiaojian (金曉劍)	43	Executive Vice President
Chen Weidong (陳衛東)	47	Vice President and Company Secretary

DIRECTORS AND SUPERVISORS

Our Board of Directors consists of seven Directors, three of whom are independent non-executive Directors. Our Directors are elected at a meeting of our Shareholders for a term of three years, renewable upon re-election. An independent Director cannot concurrently hold the position of a Supervisor, manager or financial controller. The functions and duties conferred on our Board of Directors include: convening Shareholders' meetings and reporting its work to the Shareholders' meetings, implementing the resolutions of the Shareholders' meetings, determining our business plans and investment plans, formulating proposals for dividend and bonus distributions and for increasing or reducing our capital as well as exercising other powers, functions and duties as conferred by our Articles of Association.

The PRC Company Law requires us to establish a supervisory committee and this requirement is reflected in our Articles of Association. The supervisory committee is responsible for monitoring our financial matters and overseeing actions of our Board of Directors and our management personnel. The supervisory committee consists of three Supervisors, two of whom represent our Shareholders and are elected and may be removed by our Shareholders in a general meeting, one of whom represents our staff and workers and is elected and may be removed by our staff and workers. The term of office of our Supervisors is three years, renewable upon re-election. A Supervisor cannot concurrently hold the position of a Director, manager or financial controller. The functions and powers conferred on the supervisory committee include: attending our Board of Directors meetings, examining our financial affairs, verifying financial reports, business reports, profit distribution proposals and other financial information proposed at our Shareholders' general meetings by our Directors from time to time and overseeing the actions of our Directors and other senior management personnel in carrying out their duties. In the case of any conflict of interest between our Directors and us, the Supervisors may confer with, or initiate legal proceedings against, such Directors on behalf of us. A resolution proposed at any meeting of the supervisory committee may be adopted only if it is approved by more than two-thirds of all our Supervisors.

Six of our current Directors, including two of our independent non-executive Directors, were elected on September 20, 2002 at our first Shareholders' meeting. Gordon Che Keung Kwong, an independent non-executive Director, was elected on October 30, 2002 at a Shareholders' special meeting. The following sets forth certain information relating to our Directors and Supervisors.

Executive Directors

Fu Chengyu (傅成玉), aged 51, is the Chairman of our Board of Directors and our Chief Executive Officer. He is also a Vice President of CNOOC. Mr. Fu is a senior economist and holds a master's degree of petroleum engineering from the University of Southern California in the United States. He has 28 years of experience in the PRC oil and gas industry. Mr. Fu served as an executive director of CNOOC Limited from September 1999 until August 2002 and was its President from December 2000 until August 2002. Mr. Fu remains a non-executive director of CNOOC Limited. From 1995 to 1999, Mr. Fu served as Vice President and General Manager of the Xijiang operations of Phillips Petroleum International (Asia Pacific). From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. Mr. Fu joined CNOOC in 1982.

Yuan Guangyu (袁光宇), aged 43, is a Director of our company and also serves as our President and Chief Operating Officer. Mr. Yuan graduated from East China Petroleum Institute in the PRC with a bachelor's degree in drilling engineering in 1982 and completed his MBA studies in a program accredited by the Capital University of Economics and Business in the PRC in 2001. He has worked in the PRC oil and gas industry for over 20 years. Mr. Yuan joined CNOOC in 1982 and served as the Deputy General Manager of China Offshore Bohai Drilling Company from 1993 until 1996, before becoming the Deputy Manager of the CNOOC Operations Department, a position he held until 1999. Mr. Yuan was General Manager of China Offshore Oil Northern Drilling Company, a wholly owned subsidiary of CNOOC, from September 1999 to October 2001. He currently also serves as a director of China Ocean Oilfields Services (Hong Kong) Limited, an associate of ours.

Yang Yexin (楊業新), aged 46, is a Director and Executive Vice President of our company. Mr. Yang is a senior engineer and holds a master's degree in management science and engineering from the University of Petroleum in the PRC. He joined CNOOC in 1982 and has worked in the PRC oil industry ever since 1978. From October 2001 until August 2002, Mr. Yang was Chairman and President of

CNOOC Shipping Company Limited, a wholly owned subsidiary of CNOOC. Prior to that time, Mr. Yang served as President of China Offshore Oil Southern Shipping Company from 1998 to 2001 and worked as a Senior Vice President of China Offshore Oil Southern Drilling Company from 1994 to 1998. He currently also serves as a director of China Ocean Oilfields Services (Hong Kong) Limited.

Non-executive Director

Wang Zhongan (王中安), aged 39, is a non-executive Director of our company. He is the General Manager of the Planning Department of CNOOC. Mr. Wang graduated from the China University of Mining and Technology in the PRC with a bachelor's degree in engineering. He also received a postgraduate degree in mine engineering at the École Des Mines de Paris, France. Mr. Wang has served in energy related departments of the PRC State Development Planning Commission since 1983 and was Deputy Division Director of Basic Industries Department of the Commission in 1998 before joining the Asia Pacific Energy Research Centre (APERC) in Tokyo, Japan. He joined CNOOC Limited in February 2001 and is now with CNOOC. Mr. Wang also serves as a director of CNOOC Finance Corporation Limited, CNOOC Offshore Oil Engineering Company Limited, CNOOC Fudao Company Limited and China Ocean Oilfields Services (Hong Kong) Limited, all members of the CNOOC group.

Independent non-executive Directors

Gordon Che Keung Kwong (鄺志強), aged 53, is an independent non-executive Director of our company. Mr. Kwong has been an Executive Director of COSCO Pacific Limited and COSCO International Holdings Limited since May 1998. Prior to joining the COSCO group, he was a partner of PriceWaterhouse from July 1984 to April 1998. Mr. Kwong, a chartered accountant since 1977, obtained his bachelor's degree in social sciences from the University of Hong Kong in 1972. Mr. Kwong was an independent member of the Hong Kong Stock Exchange Council from 1992 to 1997 and served as Convener of the Compliance Committee from 1992 to 1994 and Convener of the Listing Committee from 1995 to 1997. Mr. Kwong currently also serves as an independent non-executive director of a number of Hong Kong listed companies.

Richard Paul Margolis (馬德克), aged 52, is an independent non-executive Director of our company. Mr. Margolis acquired his bachelor degree from Cambridge University in 1972. He worked in the British Diplomatic Service from 1972 to 1986, and has over 15 years experience in institutional stockbroking and investment banking with Smith New Court (Far East) and the Merrill Lynch group in Asia. Mr. Margolis retired from Merrill Lynch (Asia Pacific) Limited in December 2001 and now serves as a private consultant to Merrill Lynch (Asia Pacific) Limited. Mr. Margolis has been a member of the Hong Kong Stock Exchange Listing Committee since 1996 and previously served on the Hong Kong Securities and Futures Advisory Committee for four years from 1990 to 1994.

Andrew Y. Yan (閻焱), aged 45, is an independent non-executive Director of our company. He is the President and Executive Managing Director of the Softbank Asia Infrastructure Fund. Mr. Yan received a master's degree in sociology and economics from Beijing University in 1986 and a second master's degree from Princeton University in the United States in 1989. He obtained his bachelor's degree in engineering from the Nanjing Aeronautic Institute in the PRC. Mr. Yan was the Managing Director and head of the Hong Kong office of the Emerging Markets Partnership from February 1995 until October 2001. From 1994 to 1995, Mr. Yan worked at Sprint International Corporation as the Director for Strategic Planning and Business Development for the Asia Pacific Region.

Supervisors

Liu Shoude (劉守德), aged 58, is a Supervisor of our company. He is also the Chairman of our Labor Union. Mr. Liu holds a bachelor's degree in oil development engineering from the Northeast Petroleum Institute in the PRC. He has over 30 years' experience in the PRC oil and gas industry. He joined CNOOC in 1982, and was the President of China Ocean Oilfields Services (Hong Kong) Limited, an associate of CNOOC, from 1992 to 1999 and the Chairman of the labor union of CNOOC Technical Services Company from 1999 to 2001.

Tu Zhimin (涂志民), aged 45, is a Supervisor of our company. He is the Director of the CNOOC Auditing Department. Mr. Tu, a senior economist, graduated from Shanxi Cadre Institute of Politics and Law in the PRC. He joined CNOOC in 1985, and was president of China Offshore Oil Zhanjiang Shipping Company Limited from 2000 to January 2002. Mr. Tu also serves as a supervisor of CNOOC Finance Corporation Limited, CNOOC Trust and Investment Company Limited and China Ocean Oilfields Services (Hong Kong) Limited, all members of the CNOOC group.

Zhang Benchun (張本春), aged 52, is a Supervisor of our company. He is the Director of the CNOOC Supervision Department. He is a senior engineer and holds a B.A. in business administration from the Central Correspondence University in China. Mr. Zhang joined CNOOC in 1984, and was the Director of CNOOC's Ideological Affairs Department from 1997 to 1999. He also serves as a supervisor of China Ocean Oilfields Services (Hong Kong) Limited.

OTHER SENIOR MANAGEMENT

At its meeting on September 20, 2002, our Board of Directors designated the following individuals as Executive Vice Presidents. Each will serve until removed by our Board of Directors or his resignation.

Wu Mengfei (吳孟飛), aged 47, is an Executive Vice President of our company and also serves as our Chief Financial Officer. Mr. Wu joined CNOOC in 1988, served in a series of posts related to accounting and financial management, and was the Chief Financial Officer and a Senior Vice President of CNOOC Limited from September 1999 to March 2001. He continued to serve as a Senior Vice President of CNOOC Limited until joining our company in July of this year. Mr. Wu acquired both his bachelor's degree and his master's degree from the East China Petroleum Institute in the PRC. He also holds a MBA degree from the Sloan School of Management, Massachusetts Institute of Technology in the United States.

Jin Xiaojian (金曉劍), aged 43, serves as an Executive Vice President of our company. Mr. Jin graduated with his bachelor's degree in mining machinery from the Southwest Petroleum Institute in the PRC and received his MBA degree from Nankai University in the PRC. Mr. Jin, a senior engineer, was appointed as the Vice President of CNOOC Services Limited in October 2001 and previously served as the President of Petrotech Services, an associate of CNOOC. Mr. Jin joined CNOOC in 1982 and have over 20 years' experience in the oil and gas industry.

COMPANY SECRETARY

As its meeting on September 20, 2002, our Board of Directors designated the following individual as our Company Secretary. He will serve until removed by our Board of Directors or his resignation.

Chen Weidong (陳衛東), aged 47, is our Company Secretary and also serves as a Vice President of our company. Mr. Chen obtained his master's of business administration degree from Beijing University in July 2001 and a bachelor's degree in geophysical exploration studies from Shandong Oceananics

Institute in the PRC in 1982. He joined CNOOC upon graduation in 1982 and has over 20 years' experience in the PRC oil and natural gas industry. Before becoming a Vice President of our company in January 2000, Mr. Chen served as the President of the China Offshore Oil Geophysical Corporation, an associate of CNOOC.

AUDIT COMMITTEE

We established an audit committee on November 3, 2002 with written terms of reference in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise our financial reporting process and internal control system.

Our audit committee consists of our three independent non-executive Directors, namely Gordon Kwong, Richard Margolis and Andrew Yan.

REMUNERATION COMMITTEE

We established a remuneration committee on November 3, 2002. Our remuneration committee consists of our three independent non-executive Directors, namely Gordon Kwong, Richard Margolis and Andrew Yan. The primary duties of the remuneration committee are to make recommendations to the Board of Directors on our framework of executive remuneration and to determine on behalf of the Board of Directors specific remuneration packages and conditions of employment for our Executive Directors and senior management.

COMPENSATION OF DIRECTORS AND SUPERVISORS

The Directors and Supervisors receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension scheme for our Directors and Supervisors. Under the arrangements currently in force, the aggregate remuneration of our Directors and Supervisors payable for the year ending December 31, 2002 is estimated to be approximately Rmb 1,068,000.

The aggregate amount of salaries, housing allowances, other allowances and benefits-in-kind paid by us to the five highest-paid individuals during each of the three years ended December 31, 2001 and the six-month period ended June 30, 2002 was approximately Rmb 476,993, Rmb 765,824, Rmb 1,275,408 and Rmb 715,530, respectively.

The aggregate amount of salaries, housing allowances, other allowances and benefits-in-kind paid by us to our Directors for each of the three years ended December 31, 2001 and the six-month period ended June 30, 2002 was approximately Rmb 250,509, Rmb 344,028, Rmb 565,488 and Rmb 296,628, respectively.

The aggregate amount of salaries, housing allowances, other allowances and benefits-in-kind paid by us to our Supervisors for each of the three years ended December 31, 2001 and the six-month period ended June 30, 2002 was approximately Rmb 114,936, Rmb 154,674, Rmb 278,236 and Rmb 141,436, respectively.

Save as disclosed above, no other payments have been paid or are payable, in respect of the three years ended December 31, 2001 and the six-month period ended June 30, 2002, by us or any of our subsidiaries to our Directors or Supervisors.

EMPLOYEES

Overview of Our Employees

As at June 30, 2002, we employed a total of 5,233 employees. Approximately two-thirds of our employees hold at least a university or vocational degree, and our technical staff includes approximately 2,500 engineers and other specialists. The following table sets forth the number of employees in each of our business divisions:

Division	Total
Drilling services	1,237
Well services	781
Marine support and transportation services	1,427
Geophysical services	270
Research and development, planning and management	364
Total[1]	4,079

(1) *We also employ 1,154 support staff that provide supplemental services such as cleaning, catering and security.*

As at December 31, 1999, 2000 and 2001, we employed approximately 5,219 employees, 5,197 employees and 5,186 employees, respectively.

Our Relationship with Our Employees

We have not experienced any significant problems with our employees or disruption to our operations due to labor disputes nor have we experienced any difficulties in the recruitment and retention of experienced staff. Our Directors believe that we have a good working relationship with our employees.

EMPLOYEE REMUNERATION AND OTHER BENEFITS

The total remuneration of our employees includes salary, bonuses and allowances. Our employees also receive subsidized housing, health benefits and other miscellaneous subsidies. In addition, we pay a special allowance to employees that work on our drilling rigs and various marine support and transportation vessels. These personnel are also entitled to mandatory home leave.

We incurred staff costs of approximately Rmb 237.7 million, Rmb 309.8 million and Rmb 455.5 million for the three years ended December 31, 2001 and Rmb 235.8 million for the six months ended June 30, 2002 and expect to incur Rmb 474.6 million for the year ending December 31, 2002, respectively, representing 14.3%, 14.2%, 19.3%, 18.1% and 18.0% of our turnover for those periods.

Pension

We participate in a pension scheme regulated by the PRC Government, pursuant to which we and our employees pay contributions to the scheme. We currently pay 19% to 23% and our employees pay 6% to 7% of the State pension scheme base (which may not be less than the average salaries in the region and not more than three times that average). Our contributions to this pension scheme amounted to approximately Rmb 25.4 million, Rmb 29.1 million, Rmb 41.2 million and Rmb 24.3 million for the three years ended December 31, 2001 and the six-month period ended June 30, 2002.

Employee housing benefits

We provide two types of housing benefits to our employees, a universal housing fund and a housing pension fund.

Pursuant to the universal housing fund, we deposit, for each employee, a percentage of such employee's base salary, bonus and seniority-based compensation into a common fund, the proceeds of which can be withdrawn by the employee for purposes of buying housing or conducting major housing renovations. The applicable percentage is 10% for employees in Beijing and 15% for employees in both Tianjin and Zhanjiang.

Pursuant to the housing pension fund, we deposit, for each employee hired on or after January 1, 1994, 20% of such employee's base salary, bonus, seniority-based compensation, social and other benefits into a common fund, the proceeds of which can be withdrawn by such employee during the first 15 years of such employee's employment with us for purposes of buying housing.

Our contributions to the universal housing fund and housing pension fund amounted to approximately Rmb 5.7 million, Rmb 7.9 million, Rmb 11.9 million and Rmb 10.4 million for the three years ended December 31, 2001 and the six-month period ended June 30, 2002.

So far as our Directors are aware, immediately following completion of the Global Offering (assuming both no exercise and full exercise of the Over-allotment Option), the only person who will be directly or indirectly interested in 10% or more of our issued and outstanding share capital then in issue is as follows:

Shareholder	Before the Global Offering		After the Global Offering (assuming no exercise of Over-allotment Option)		After the Global Offering (assuming full exercise of Over-allotment Option)	
	Number of Domestic Shares	Percentage	Number of Domestic Shares	Percentage	Number of Domestic Shares	Percentage
CNOOC..........	2,600,000,000	100.0%	2,478,668,000	65.0%	2,460,468,000	61.6%

The amount of our Domestic Shares held by CNOOC, as our Promoter, is set out in the table above.

Except as disclosed in this Prospectus, the Directors are not aware of any person who will, immediately following completion of the Global Offering, have a direct or indirect interest in 10% or more of our Shares then issued and outstanding or have a direct or indirect equity interest in any of our subsidiaries representing 10% or more of the equity interest in such entity.

Assuming the Over-allotment Option is not exercised, our share capital, issued and to be issued as fully paid or credited as fully paid, immediately after completion of the Global Offering will be as follows:

		Aggregate amount of capital	Approximate percentage of issued share capital
		Rmb '000	
Issue and to be issued, fully paid or credited as fully paid upon completion of the Global Offering:			
('000 Shares)			
2,478,668	Domestic Shares in issue (Shares held by CNOOC)	2,478,668	65%
1,334,652	H Shares under the Global Offering	1,334,652	35%
3,813,320		3,813,320	100%

Assuming the Over-allotment Option is exercised in full, our share capital, issued and to be issued as fully paid or credited as fully paid, immediately after completion of the Global Offering will be as follows:

		Aggregate amount of capital	Approximate percentage of issued share capital
		Rmb '000	
Issued and to be issued, fully paid or credited as fully paid upon completion of the Global Offering:			
('000 Shares)			
2,460,468	Domestic Shares in issue (Shares held by CNOOC)	2,460,468	61.6%
1,534,852	H Shares under the Global Offering	1,534,852	38.4%
3,995,320		3,995,320	100%

We and CNOOC have each given certain undertakings in respect of the issuance of shares and other securities. See "Underwriting—Underwriting Arrangements and Expenses—Undertakings."

ASSUMPTION

The table above assumes that the Global Offering becomes unconditional and is completed.

RANKING

Both our Domestic Shares and H Shares are ordinary shares in our share capital. However, H Shares may only be subscribed for by, and traded in Hong Kong dollars between, legal or natural persons of Hong Kong, Macau, Taiwan or any other country or territory outside the PRC. Domestic

Shares, on the other hand, may only be subscribed for by, and traded between, legal or natural persons of the PRC (other than Hong Kong, Macau and Taiwan) and must be subscribed for and traded in Renminbi. All dividends in respect of the H Shares are to be declared in Renminbi and paid by us in Hong Kong dollars whereas all dividends in respect of Domestic Shares are to be paid by us in Renminbi.

A total of 2.6 billion of our existing Domestic Shares are held by CNOOC as promoter shares (as defined in the PRC Company Law). Other than the Sale Shares, such promoter Shares may not be transferred within a period of three years from the date of our establishment as a joint stock limited liability company. This period will expire on September 26, 2005. As at the date of this Prospectus, CNOOC has not sold any Domestic Shares held by it except the Sale Shares in this Global Offering. Our Domestic Shares are not admitted for listing on any stock exchange and no arrangement has been made for the Domestic Shares to be traded or dealt with on any other authorized trading facility in or outside the PRC.

Except as described above and in relation to the despatch of notices and financial reports to our Shareholders, dispute resolution, registration of our Shares on different parts of the register of Shareholders, the method of Share transfer and the appointment of dividend receiving agents, which are all provided for in our Articles of Association and summarized in Appendix VI to this Prospectus, our Domestic Shares and our H Shares will rank *pari passu* with each other in all respects and, in particular, will rank equally for all dividends or distributions declared, paid or made after the date of this Prospectus. However, the transfer of our Domestic Shares is subject to restrictions under PRC law.

Save for the Global Offering, we do not propose to carry out a public or private issue or to place securities simultaneously with the Global Offering or within the next six months. We have not approved any share issue plan other than the Global Offering.

We have given certain undertakings in respect of the issuance of our Shares and other securities. See "Underwriting—Underwriting Arrangements and Expenses—Undertakings."

You should read this section in conjunction with our combined financial statements, including notes thereto, as set forth in the Accountants' Report in Appendix I to this Prospectus. Our combined financial statements as of and for each of the three years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002 were audited by Ernst & Young, certified public accountants. Our combined financial statements dated as of and for the six-month period ended June 30, 2001 are unaudited. We have prepared our combined financial statements in accordance with Hong Kong GAAP, which differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

This Prospectus includes forward-looking statements. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements. These statements are based on assumptions and analyses made by us in light of experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectation. See the section headed "Risk Factors" in this Prospectus. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

TRADING RECORD

The following tables present our selected combined financial data as of and for the fiscal years ended December 31, 1999, 2000 and 2001 and the six-month periods ended June 30, 2001 (unaudited) and 2002. The selected income statement data and cash flow data for the years ended December 31, 1999, 2000 and 2001 and for the six-month periods ended June 30, 2001 (unaudited) and June 30, 2002, and the selected balance sheet data as of December 31, 1999, 2000 and 2001 and June 30, 2002, have been derived from the Accountants' Report set out in Appendix I to this Prospectus. Our combined financial statements have been prepared on the basis of our Reorganization as a reorganization of companies under common control similar to a pooling/merger of interests. Although we did not complete our Reorganization until April 30, 2002, our combined balance sheets have been prepared to present our assets and liabilities as if our Reorganization had been completed as of January 1, 1999. Similarly, our combined statements of income and cash flow include our results of operations and cash flow as if our business and operations had been transferred to us at January 1, 1999. Therefore, the financial information included herein may not necessarily reflect our results of operations, financial position and cash flow in the future or what they would have been had we been a separate, stand-alone entity during the periods presented. You should read the Accountants' Report and the financial statements included therein for more detailed financial information.

	Year ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000 (unaudited)	Rmb '000
Selected Income Statement Data:					
Turnover	1,662,031	2,178,449	2,365,566	1,075,505	1,303,393
Drilling	644,376	906,103	985,484	458,619	509,219
Well services	413,109	606,834	595,072	282,366	352,831
Marine support & transportation	357,571	428,050	476,924	215,041	296,613
Geophysical	246,975	237,462	308,086	119,479	144,730
Other revenues	1,556	3,196	20,996	7,883	1,079
Operating expenses					
Consumption of supplies, materials, fuel, services and others	(611,023)	(719,617)	(793,213)	(336,965)	(393,838)
Depreciation of property, plant and equipment	(388,291)	(377,894)	(383,037)	(198,420)	(242,625)
Repair and maintenance costs	(207,337)	(246,230)	(235,003)	(83,740)	(52,673)
Employee compensation costs	(237,705)	(309,791)	(455,480)	(209,296)	(235,826)
Other selling, general and administrative expenses	(33,632)	(22,765)	(21,903)	(11,412)	(18,416)
Other operating expenses	(99,538)	(109,655)	(110,336)	(52,304)	(55,871)
Provision for impairment of long-term investments	(12,023)	—	—	—	—
Provision for impairment of property, plant and equipment	—	(30,800)	(38,000)	(38,000)	—
Total operating expenses	(1,589,549)	(1,816,752)	(2,036,972)	(930,137)	(999,249)
Profit from operations	74,038	364,893	349,590	153,251	305,223
Finance costs					
Exchange gain/(loss), net	(468)	277	(561)	(232)	(210)
Interest expenses	(2,390)	(6,340)	(9,373)	(5,585)	(5,115)
Interest income	19,535	30,505	28,125	13,597	5,409
Total finance costs	16,677	24,442	18,191	7,780	84
Share of profit of jointly-controlled entities	24,242	30,961	47,837	15,490	21,066
Share of loss of an associate	—	(33,781)	(3,434)	(3,434)	—
Profit before tax	114,957	386,515	412,184	173,087	326,373
Tax	(26,750)	(99,659)	(139,106)	(59,229)	(109,225)
Net profit	88,207	286,856	273,078	113,858	217,148
Net profit per Share (H.K. cents)[(1)]	3.18	10.39	9.90	4.13	7.87

	As of December 31,			As of June 30,
	1999	2000	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000
Selected Balance Sheet Data:				
Cash and cash equivalents	935,072	870,376	871,124	164,315
Current assets	1,519,200	1,678,897	1,787,195	1,492,348
Property, plant and equipment, net	2,480,273	2,721,901	3,048,945	4,134,958
Interests in jointly-controlled entities	69,270	81,149	193,922	155,310
Interest in an associate	—	36,487	—	—
Total assets	4,074,938	4,518,434	5,030,062	5,782,616
Current liabilities	1,039,708	1,371,992	1,721,057	850,735
Long-term bank and other loans, net of current portion	4,500	55,000	30,000	—
Total long-term liabilities	329,500	422,000	374,000	1,260,300
Total liabilities	1,369,208	1,793,992	2,095,057	2,111,035
Owner's/shareholder's equity	2,705,730	2,724,442	2,935,005	3,671,581

	Year ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000 (unaudited)	Rmb '000
Other Selected Financial Data:					
Capital expenditures	409,976	664,329	924,789	426,348	214,857
Cash provided by (used for):					
Operating activities	601,805	720,793	706,560	125,947	(24,950)
Investing activities	(415,929)	(721,871)	(631,602)	(293,478)	25,714
Financing activities	(15,602)	13,415	59,919	88,179	(610,000)
Distributions declared	88,207	286,856	273,078	113,858	344,921
EBITDA(2)	513,395	826,628	791,804	397,751	569,816
EBITDA margin(3)	31%	38%	33%	37%	44%

(1) Net profit per Share for the years ended December 31, 1999, 2000 and 2001 and for the six-month periods ended June 30, 2001 and 2002 have been calculated by dividing net profit by the number of Shares of 2,600,000,000 outstanding immediately after our Reorganization and prior to this Global Offering.

(2) EBITDA refers to earnings, including share of profit from jointly-controlled entities but excluding other revenues, before interest income, interest expense, income taxes, share of loss of an associate, exchange losses or gains, depreciation and amortization, provisions for inventories and doubtful debt, impairment of long-term investments and impairment of property, plant and equipment as computed under Hong Kong GAAP. EBITDA is not a generally accepted accounting measure under Hong Kong GAAP and should not be considered in isolation or construed as an alternative to operating income, operating cash flows or any other measure of performance or as an indicator of our operating performance, liquidity or profitability or cash flows generated by operating, investing and financing activities. EBITDA fails to account for taxes, interest expense and other non-operating cash expenses. EBITDA does not consider any functional or legal requirements of the business that may require us to conserve and allocate funds for purposes other than debt service or funding of oilfield service activities. EBITDA measures presented in this Prospectus may not be comparable to similarly titled measures of other companies.

(3) EBITDA margin represents EBITDA as a percentage of our turnover as computed under Hong Kong GAAP.

The following table reconciles our EBITDA to our net profit for the periods indicated.

	Year ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000 (unaudited)	Rmb '000
EBITDA calculation:					
Net profit	88,207	286,856	273,078	113,858	217,148
plus tax	26,750	99,659	139,106	59,229	109,225
plus share of loss of an associate	—	33,781	3,434	3,434	—
less financing gain[1]	(16,677)	(24,442)	(18,191)	(7,780)	(84)
plus provisions[2]	28,380	56,076	32,336	38,473	1,981
plus depreciation of property, plant and equipment	388,291	377,894	383,037	198,420	242,625
less other revenue	(1,556)	(3,196)	(20,996)	(7,883)	(1,079)
EBITDA	513,395	826,628	791,804	397,751	569,816

(1) Includes net exchange gain and losses, interest expense and interest income.

(2) Includes provisions for inventories and doubtful debt, impairment of long-term investments and impairment of property, plant and equipment.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion should be read in conjunction with our combined financial statements as set forth in the Accountants' Report in Appendix I to this Prospectus.

Overview

We are the leading provider of oilfield services in the offshore China market. Our services cover each phase of the exploration, development and production of offshore oil and natural gas. We offer our services separately and on an integrated project basis. Our operations are divided into the following four segments:

- drilling services;
- well services;
- marine support and transportation services; and
- geophysical services.

For additional information regarding our operations, see "Business—Our Company."

Our Reorganization

Prior to December 2001, CNOOC provided drilling, well and geophysical services primarily through five wholly owned subsidiaries and offered marine support and transportation services through two other wholly owned subsidiaries. On December 25, 2001, CNOOC incorporated us as the operating company for the five subsidiaries that performed drilling, well and geophysical services and, on December 29, 2001, combined the two marine support and transportation subsidiaries into one entity. In preparation for this Global Offering and as part of our Reorganization, CNOOC further consolidated the operations of our five service subsidiaries into our current entity, and we undertook a statutory merger with the marine support and transportation subsidiary. We were restructured into a joint stock limited liability company on September 26, 2002. During the course of our Reorganization, CNOOC transferred to us the assets, liabilities and undertakings that were principally related to its drilling, well, marine support and transportation and geophysical business operations and the interests in certain joint ventures and an associated company that carry out these activities. In return for the transfer of these assets, liabilities and undertakings, CNOOC received 2.6 billion Shares in our company. For further details on our Reorganization, see the section headed "Corporate Structure" and Appendix VII "Statutory and General Information—Reorganization" to this Prospectus.

As CNOOC controlled our businesses and operations before the Reorganization and continues to control us after the Reorganization, our combined financial statements have been prepared on the basis of a reorganization of companies under common control similar to a pooling/merger of interests. Our combined balance sheets have been prepared to present our assets and liabilities as if the Reorganization had been completed as of January 1, 1999. Our combined statements of income and cash flows include our results of operations and cash flows as if the business and operations had been transferred to us at January 1, 1999. In preparing our combined financial statements, those assets, liabilities, revenues and expenses that are clearly applicable to the businesses and operations acquired by us are included in our combined financial statements. For further information, see the Accountants' Report in Appendix I to this Prospectus.

Factors Affecting Our Results of Operations

Our results of operations and our financial condition over successive periods have and will continue to be affected by a number of factors, including changes in the market price of oil and natural gas, our major customers, our rig and vessel rates and utilization, seasonality, our repair and maintenance program, depreciation and the revaluation of our assets and our employees' compensation and pension plans, among others.

Oil and natural gas prices. Our results of operations are affected by the level of oil and gas exploration, development and production activity offshore China, which is influenced by trends in local and global oil and natural gas prices. Prices for oil and natural gas are subject to wide fluctuations in response to changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond our control. A substantial increase in oil and natural gas prices tends to increase the level of exploration, development and production activity offshore China. Conversely, a prolonged downturn in oil and natural gas prices generally depresses the level of exploration, development and production activity. Accordingly, fluctuations in oil and natural gas prices could affect the general demand for our products and services, and impact our revenues and profitability. Our results of operations will continue to be affected by changes in oil and natural gas prices in the future.

Our major customers. Our major customers are exploration and production companies operating offshore China. We derive a large portion of our revenue from the sale of oilfield services and products to CNOOC Limited and a substantial portion of our remaining revenue from PSC partners operating offshore China. All of the PSC partners participate in production sharing contracts with CNOOC Limited for the exploration, development and production of oil and gas resources offshore China. The relationship between the PSC partners and CNOOC Limited is purely contractual in nature. Each production sharing contract has one party designated as the "operator" for the contract. The operator of a particular production sharing contract is responsible for the operations of the oil or natural gas field, including the procurement of any necessary services and products. In the majority of cases, the foreign PSC partners act as the operator and take responsibility for these matters, although in some circumstances CNOOC Limited serves in this role.

We are planning to increase the proportion of our sales to PSC partners and to third parties operating in China and overseas. Since we are heavily dependent on CNOOC Limited and its PSC partners, a decrease in sales to these parties for whatever reason could have a material adverse effect on our results of operations and financial condition. See "Risk Factors—Risks Relating to Our Business—Our business, results of operations and financial condition depend in large part on our relationship with CNOOC Limited."

The following table presents our revenues derived from CNOOC Limited, PSC partners, CNOOC and other CNOOC associates and other customers as a percentage of total turnover for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	1999	2000	2001	2002
% of turnover from CNOOC Limited	47.1	49.4	52.8	57.7
% of turnover from PSC partners	13.5	15.5	10.3	13.1
% of turnover from CNOOC and other CNOOC associates	6.2	5.1	6.5	4.9
% of turnover from others	33.2	30.0	30.4	24.3
Total	100.0	100.0	100.0	100.0

Our percentage of turnover from CNOOC Limited increased during the first six months of 2002 because CNOOC Limited increased its exploration activities offshore China during this period and because several PSC projects operated by PSC partners were delayed.

We provide most of our services and products to oil and natural gas companies in the PRC. In 1999, 2000 and 2001, approximately 91%, 97% and 96% of our turnover, respectively, was derived from China. For the six-month period ended June 30, 2002, approximately 92% of our turnover was derived from the PRC market.

Rig and vessel rates. Our results of operations are directly affected by the day rates that we charge for our drilling rigs and marine support vessels. Our day rates are a function of supply and demand, volume of sales, term of contracts and our overall relationship with our customers. See the section headed "Business—Pricing Policy" in this Prospectus. The market rates for our jackup rigs are typically lower than our semi-submersibles because jackup rigs have lower operating and fixed costs. Within a given rig type, day rates may vary depending on a rig's specifications and performance capability. In line with local market conditions, our day rates have increased over the past three years. Our drilling costs largely consist of repair and maintenance, employee compensation costs and the consumption of supplies, materials, fuel, services and others. Our drilling costs were lower in the first six months of 2002 because most of our repair and maintenance for this year is scheduled to take place in the second half of the year.

The following table shows the day rates for our drilling rigs and marine support vessels and average drilling costs for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	1999	**2000**	**2001**	**2002**
Drilling rates				
Average realized day rates (US$/day)[(1)]				
Jackup	14,927	20,101	26,655	26,245
Semi-submersible	41,322	48,621	50,019	47,380
Average	21,647	26,290	32,390	32,382
Average drilling costs (US$/day)[(2)]	16,835	17,973	18,856	16,292
Support vessel rates				
Average realized rates (US$/day per kW)[(3)]				
Standby vessels	0.57	0.64	0.62	0.79
AHTS vessels	0.64	0.66	0.69	0.79
PSV vessels	0.65	0.71	0.76	0.75
Utility vessels	0.76	0.61	0.51	0.63

(1) The average realized day rates for our drilling rigs are calculated by dividing total revenue by total operating days.

(2) The average drilling costs are calculated by dividing total drilling costs (repair and maintenance costs, employee compensation costs and consumption of supplies, materials, fuel, services and others only) by total operating days.

(3) The average realized rates for our support vessels are calculated by first dividing total contract revenues by total operating days and then by dividing the quotient by total capacity as measured in kW.

Rig and vessel utilization. Our results of operations are directly affected by the utilization of our drilling rigs and marine support and transportation vessels. Typically, the utilization rates for our drilling rigs and vessels are affected by the level of exploration and development activity of oil and natural gas companies offshore China and by required major maintenance, repairs and overhauls. See "Financial Information—Repair and maintenance." We calculate the utilization rates for our drilling rigs by dividing the total number of operating days in a particular year by the total number of days of availability in that year. The total number of days of availability is calculated by subtracting the total number of preparation days in the year from the total number of calendar days in that year. The total number of preparation days is the total number of days required for repair and maintenance, including upgrades.

The following table shows the annual utilization rates for our drilling rigs for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	1999	**2000**	**2001**	**2002**
Number of drilling rigs				
Jackup	10	10	9	9
Semi-submersible	3	3	3	3
Total	13	13	12	12
Operating days				
Jackup	2,395	2,941	2,665	1,222
Semi-submersible	818	815	867	500
Total operating days	3,213	3,756	3,532	1,722
Preparation days				
Jackup	749	663	563	266
Semi-submersible	277	283	228	8
Total preparation days	1,026	946	791	274
Utilization rates				
Jackup	82.6%	98.1%	97.9%	89.7%
Semi-submersible	100.0%	100.0%	100.0%	93.5%
Average utilization rate	86.4%	98.5%	98.4%	90.7%

We calculate the utilization rates for our marine support vessels by dividing the total number of operating days in a particular year by the total number of days of availability in that year. The total number of days of availability is calculated by subtracting the total number of preparation days in the year from the total number of calendar days in that year. The total number of preparation days consists of days scheduled for repair and maintenance, including upgrades.

The following table shows the annual utilization rates for our marine support vessels for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	1999	2000	2001	2002
Number of support vessels				
Standby vessels	23	23	25	26
AHTS vessels	15	16	16	16
PSVs	3	3	7	7
Utility vessels	6	6	6	6
Total	47	48	54	55
Operating days				
Standby vessels	7,675	7,661	7,469	4,235
AHTS vessels	4,961	4,897	5,358	2,669
PSVs	1,041	899	1,397	1,118
Utility vessels	1,787	1,999	1,894	849
Total operating days	15,464	15,456	16,118	8,871
Preparation days				
Standby vessels	449	678	705	269
AHTS vessels	405	456	390	99
PSVs	8	176	69	31
Utility vessels	282	151	113	49
Total preparation days	1,144	1,461	1,277	448
Utilization rates				
Standby vessels	96.6%	99.0%	95.4%	96.1%
AHTS vessels	97.9	96.2	98.3	95.4
PSVs	95.7	97.5	96.0	90.4
Utility vessels	93.7	97.8	91.2	81.8
Average utilization rate	96.6%	97.8%	95.9%	93.6%

Because our oil tanker revenue is based on monthly rates or nautical miles and volume transported, we do not calculate utilization rates for our oil tankers. Our profit margins and the average number of operating days per year during the three years ended December 31, 2001 and the six-month period ended June 30, 2002 remained relatively stable because of consistent demand for our oil tankers.

Seasonality. Historically, our business activity has been higher during the months of March to October. Winter weather conditions limit our operations in parts of the Bohai Bay during the months of November to February. Similarly, our activities in the South China Sea are affected occasionally by typhoon weather conditions during the summer months of May to October. We typically use the winter months to perform our annual maintenance, which tends to increase our repair and maintenance costs during the last and first fiscal quarters. Seasonal variations have affected our operating results in the past and may continue to do so in the future. See "Risk Factors—Risks Relating to Our Business—Our operations are subject to seasonal variations."

Repair and maintenance. Our repair and maintenance program is an important part of our business operations. In the fourth quarter of each year, we plan repairs for the following year based on (i) the age and working condition of our rigs and vessels, (ii) market conditions and (iii) customer demands. We also take into consideration weather conditions that may affect our operations during the year. See the section headed "—Seasonality" in this Prospectus. In August of each year, we review this schedule and make adjustments based on prevailing market conditions and customer demands. We also perform routine maintenance on our rigs, vessels and equipment. To ensure that our maintenance program is effective, we employ detailed maintenance schedules and checklists and assign responsibility to specific individuals.

The timing and costs of our repair and maintenance program depend on the above factors and may affect our interim results of operations. However, our annual repair and maintenance expenses generally are stable and thus do not have a major effect on our annual results of operations.

We charge expenses on periodic repair and maintenance to the profit and loss account in the period in which they are incurred, and we capitalize expenditures on major overhauls or upgrades if it can be demonstrated that such expenditures have resulted in an increase in the future economic benefits of our rigs and vessels. For each of the three years ended December 31, 2001, the amount of repair and maintenance costs charged to the profit and loss account amounted to approximately Rmb 207.3 million, Rmb 246.2 million and Rmb 235.0 million, respectively. During the same periods, the amount of repair and maintenance costs capitalized by us amounted to approximately Rmb 47.2 million, Rmb 99.9 million and Rmb 170.1 million, respectively, due to some major upgrades to drilling rigs in 2000 and 2001. Capitalized expenditures are amortized over a five-year period.

Depreciation and revaluation of assets. We invest a significant amount of resources in large fixed assets, such as drilling rigs, marine support vessels, tankers, survey and seismic ships and the various instruments and equipment used in our operations. We calculate depreciation according to the straight-line method to write off the cost or valuation less the residual value of each asset over its estimated useful life.

The following table lists the estimated useful lives of our fixed assets.

Fixed assets	Depreciation period
Drilling equipment	25 years
Buildings	20 years
Tankers	20 years
Vessels	10-15 years
Machinery and equipment	5-10 years
Motor vehicles	5 years

In the future, we plan to spend a significant amount of capital to purchase drilling rigs, marine support and transportation vessels and to modify, refurbish and upgrade our existing fleets. We currently intend to spend approximately Rmb 4.8 billion for capital expenditures from 2002 to 2005. These purchases and expenses will significantly increase our depreciation expense in the future. See the section headed "—Liquidity and Capital Resources—Capital Expenditures and Investments" in this Prospectus.

As part of our Reorganization and as required by applicable PRC regulations, China Consultants of Accounting and Financial Management Company Limited, an independent valuer registered in China, conducted a valuation of our fixed assets on April 30, 2002. The valuation was performed in order to determine the value of our fixed assets and establish amounts for share capital and capital reserves as required by PRC law. The revaluation of the fixed assets has been determined in Renminbi and resulted in approximately Rmb 1,203 million in excess of the prior net book value of our fixed assets. This revaluation is expected to increase our depreciation for the eight-month period ending December 31, 2002 by Rmb 103 million and to increase our annual depreciation charge for next accounting year by approximately Rmb 176 million.

Employee compensation and pension plans. In line with our efforts to become more market-oriented and as a result of competition from other companies, we have gradually moved from an employee compensation system based on social benefits, such as housing, education and pensions, to a plan based on basic salary and performance bonuses. We raised the basic salaries of our employees by approximately 30% in October 1999 and October 2000, respectively, and again by approximately 8% in October 2001. In addition, we have implemented a mid-year and year-end performance bonus system, which awards bonuses based on individual employee performance and our overall results. These salary adjustments and bonuses have affected and may continue to affect our results of operations, especially as we face additional competition from other companies for our skilled employees.

In addition to salary and bonuses, we are required to make annual contributions to a PRC government-regulated pension plan at rates ranging from 19% to 23% of our employees' basic salaries. The expenses attributable to mandatory contributions under the current government pension plan are included in our historical combined income statements as operating expenses. For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, our total pension costs amounted to approximately Rmb 25.4 million, Rmb 29.1 million, Rmb 41.2 million and Rmb 24.3 million, respectively.

Jointly-Controlled Companies. We have direct interests in six oilfield services joint ventures in the PRC. Our interests in these jointly-controlled entities are stated in our combined balance sheet as our share of net assets under the equity method of accounting, less any impairment losses. Our share of the results of these joint ventures is included in our combined income statement. For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, our shares of profits from these ventures were approximately Rmb 24.2 million, Rmb 31.0 million, Rmb 47.8 million and Rmb 21.1 million, respectively. These contributions accounted for approximately 21%, 8%, 12% and 6%, respectively, of our profit before taxation for the same periods.

The following table provides information relating to our six joint ventures including our equity interests, partners and the principal activities of these entities.

Name	Equity interest	Partner	Principal activities
China France Bohai Geoservices Company, Limited	50%	Geoservices S.A.	Logging services
China Nanhai-Magcobar Mud Corporation Limited	60%	M-I Drilling Fluids	Drilling fluid services
China Petroleum Logging-Atlas Cooperation Service Company	50%	Baker Hughes	Logging services
CNOOC-OTIS Well Completion Services Limited	50%	Halliburton	Well completion services
China Offshore Thales GeoSolutions (Tianjin) Company, Limited	50%	Thales	Survey and exploration services
Tianjin Jinlong Petro-Chemical Company, Limited.	50%	CNOOC	Drilling fluid manufacturing

Taxes. As a company incorporated and primarily engaged in business in China, we are subject to PRC corporate income tax at a basic rate of 33% of our taxable income. Our predecessors were exempt from corporate income taxes for two years starting from the first year of profitable operations in 1996 and were entitled to a 50% reduction in corporate income taxes for the three years 1998, 1999 and 2000. This tax exemption reduced our tax liability by approximately Rmb 32.3 million and Rmb 52.2 million in 1999 and 2000, respectively. In 2001, we were again subject to the standard 33% tax rate.

PRC corporate income tax is levied based on taxable income including income from operations as well as other components of earnings, as determined pursuant to PRC GAAP. PRC GAAP differs from Hong Kong GAAP in certain aspects, including timing differences.

Because of timing differences arising from revenue recognition, the re-estimated reasonably useful life of our property, plant and equipment and the revaluations of our fixed assets, for the three years ended December 31, 2001 and the six-month period ended June 30, 2002, we recorded deferred tax liabilities of Rmb 325.0 million, Rmb 367.0 million, Rmb 344.0 million and Rmb 660.3 million on our balance sheet, respectively. Deferred tax is provided, using the liability method, on all significant timing differences in the recognition of revenue and expenses for tax and for financial reporting purposes, to the extent it is probable that the liability will crystallize in the foreseeable future. For further information on the revaluation of our fixed assets, see "—Depreciation and revaluation of assets."

Although we enjoyed a 16.5% corporate income tax rate in 1999 and 2000, our effective tax rates for these periods were 23.3% and 25.8%, respectively. There were two main reasons for these higher effective tax rates. First, the deferred tax charged to these periods was calculated at 33% because this liability crystallized in 2001 when our PRC corporate income tax rate was 33%. Second, under PRC GAAP, we were not allowed to deduct certain expenses and provisions, such as certain unsettled staff welfare costs, from our profit before taxation. For the same reasons, our effective tax rate of 33.7% in 2001 was slightly higher than the standard PRC corporate income tax rate of 33%.

We also pay business tax of 3% to 5% of gross turnover for our business segments. Our turnover figures are net of this business tax. In addition, we pay income tax in the United States because of our limited business operations there. For the three years ended December 31, 2001 and the six-month period ended June 30, 2002, we paid overseas income taxes in the amounts of Rmb 58,000, Rmb 93,000, Rmb 46,000 and Rmb 96,000, respectively.

RESULTS OF OPERATIONS

The following table summarizes the turnover for our operating segments and their respective percentages of our turnover for the periods indicated.

	Year ended December 31,						Six months ended June 30,			
	1999		2000		2001		2001		2002	
							(unaudited)			
	(Rmb '000, except percentages)									
Drilling services	644,376	39%	906,103	41%	985,484	42%	458,619	43%	509,219	39%
Well services	413,109	25	606,834	28	595,072	25	282,366	26	352,831	27
Marine support and transportation services	357,571	21	428,050	20	476,924	20	215,041	20	296,613	23
Geophysical services	246,975	15	237,462	11	308,086	13	119,479	11	144,730	11
Total	1,662,031	100%	2,178,449	100%	2,365,566	100%	1,075,505	100%	1,303,393	100%

The following table summarizes our profit from operations as contributed by each operating segment and its percentage contribution to (or deduction from) our total profit from operations for the periods indicated.

	Year ended December 31,						Six months ended June 30,			
	1999		2000		2001		2001		2002	
							(unaudited)			
	(Rmb '000, except percentages)									
Drilling services	4,079	6%	136,321	37%	243,869	70%	149,801	98%	149,583	49%
Well services	39,001	53	151,887	42	93,241	27	56,912	37	96,262	31
Marine support and transportation services	44,836	60	57,662	16	88,276	25	36,964	24	69,391	23
Geophysical services	(13,878)	(19)	19,023	5	(75,796)	(22)	(90,426)	(59)	(10,013)	(3)
Total	74,038	100%	364,893	100%	349,590	100%	153,251	100%	305,223	100%

The following table summarizes our share of profit of jointly-controlled entities for each of our operating segments and their respective percentages of our total share of such profit for the periods indicated.

	Year ended December 31,						Six months ended June 30,			
	1999		2000		2001		2001		2002	
							(unaudited)			
	(Rmb '000, except percentages)									
Drilling services	—	—%	—	—%	—	—%	—	—%	—	—%
Well services	22,894	94	26,900	87	44,170	92	14,946	96	18,419	87
Marine support and transportation services	—	—	—	—	—	—	—	—	—	—
Geophysical services	1,348	6	4,061	13	3,667	8	544	4	2,647	13
Total	24,242	100%	30,961	100%	47,837	100%	15,490	100%	21,066	100%

The following table summarizes the EBITDA for each of our operating segments and their respective percentage contributions to (or deductions from) our total EBITDA for the periods indicated.

	Year ended December 31,						Six months ended June 30,			
	1999		2000		2001		2001		2002	
							(unaudited)			
	(Rmb '000, except percentages)									
EBITDA										
Drilling services	155,913	30%	309,994	38%	396,680	50%	225,868	57%	258,232	45%
Well services	143,975	28	266,241	32	177,629	22	107,847	27	141,822	25
Marine support and transportation services	132,957	26	167,546	20	173,900	22	85,559	21	134,282	24
Geophysical services	80,550	16	82,847	10	43,595	6	(21,523)	(5)	35,480	6
Total	513,395	100%	826,628	100%	791,804	100%	397,751	100%	569,816	100%

EBITDA refers to earnings, including share of profit from jointly-controlled entities but excluding other revenues, before interest income, interest expense, income taxes, share of loss of an associate, exchange losses or gains, depreciation and amortization, and provisions for inventories and doubtful debt, impairment of long-term investments and impairment of property, plant and equipment as computed under Hong Kong GAAP. EBITDA is not a generally accepted accounting measure under Hong Kong GAAP and should not be considered in isolation or construed as an alternative to operating income, operating cash flows or any other measure of performance or as an indicator of our operating performance, liquidity or profitability or cash flows generated by operating, investing and financing activities.

The following table sets forth, for the periods indicated, certain income and expense items in our combined income statements as a contributing or offsetting percentage to our turnover and other revenues.

	Year ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
				(unaudited)	
Turnover	99.9%	99.9%	99.1%	99.3%	99.9%
Other revenues	0.1	0.1	0.9	0.7	0.1
Operating expenses					
Consumption of supplies, materials, fuel, services and others	(36.7)	(33.0)	(33.2)	(31.1)	(30.2)
Depreciation of property, plant and equipment	(23.3)	(17.4)	(16.0)	(18.3)	(18.6)
Repair and maintenance costs	(12.5)	(11.3)	(9.8)	(7.8)	(4.0)
Employee compensation costs	(14.3)	(14.2)	(19.1)	(19.3)	(18.1)
Other selling, general and administrative expenses	(2.0)	(1.0)	(0.9)	(1.1)	(1.4)
Other operating expenses	(6.0)	(5.0)	(4.6)	(4.8)	(4.3)
Provision for impairment of long-term investments	(0.7)	—	—	—	—
Provision for impairment of property, plant and equipment	—	(1.4)	(1.6)	(3.5)	—
Total operating expenses	(95.5)	(83.3)	(85.2)	(85.9)	(76.6)
Profit from operations	4.5	16.7	14.8	14.1	23.4
Finance costs					
Exchange gain/(loss), net	—	—	—	—	—
Interest expenses	(0.2)	(0.3)	(0.4)	(0.5)	(0.4)
Interest income	1.2	1.4	1.2	1.3	0.4
Total finance costs	1.0	1.1	0.8	0.8	—
Share of profit of jointly-controlled entities	1.4	1.4	2.0	1.4	1.6
Share of loss of an associate	—	(1.5)	(0.2)	(0.3)	—
Profit before tax	6.9	17.7	17.4	16.0	25.0
Tax	(1.6)	(4.6)	(5.9)	(5.5)	(8.4)
Net profit	5.3%	13.1%	11.5%	10.5%	16.6%

Overview of Our Operations

Turnover. Our turnover primarily consists of (i) income based on day rates charged for our drilling rigs and support vessels, (ii) volume-based fees earned from our oil tankers, (iii) contract service fees received from the provision of well and geophysical services, (iv) proceeds from the sale of seismic data independently collected by geophysical services, and (v) fixed fees from turnkey contracts pursuant to which we provide various drilling and well services. Our revenue is generally recognized when services are performed, except in the case of turnkey projects, where revenue is accrued to the extent of costs incurred until the specific contract requirements are met; losses are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract. Our turnover is net of any business tax payable by us.

Other revenues. Our other revenues consist primarily of gains on the disposal of property, plant and equipment and scrapped materials.

Operating expenses. Our principal operating expenses include (i) consumption of supplies, materials, fuel, services and others in our operations, (ii) depreciation of fixed assets, which is calculated using a straight-line method; it includes the amortization of capitalized costs incurred for major overhauls to our fixed assets over the overhaul cycle on a straight-line basis, (iii) repair and maintenance costs that we expense currently, (iv) employee compensation costs including salaries, benefits and bonuses, (v) other selling, general and administrative expenses, and (vi) other operating expenses including office rental expenses, travel expenses, and consulting fees, among others.

Finance costs. Finance costs represent the net of (i) exchange gains and losses, and (ii) interest income and expense. We record exchange gains and incur exchange losses due to periodic adjustments of recorded foreign currency assets and liabilities and foreign currency transactions. We record interest income as a result of interest received from time deposits and other loan receivables and incur interest expense for short-term and long-term indebtedness.

Share of profit of jointly-controlled entities. Our share of profit of jointly-controlled entities refers to our share of post-acquisition results and reserves of joint venture companies in which we hold joint control (as opposed to unilateral control) with other parties.

Share of loss of an associate. Our share of loss of an associate refers to our share of the operating losses of Hailong Geophysical Company, Limited, a company, not being a subsidiary or jointly-controlled entity, in which we had a long-term interest of not less than 20% of the equity voting rights and over which we were in a position to exercise significant influence.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Turnover. Turnover for the first half of 2002 was Rmb 1,303.4 million, representing an increase of Rmb 227.9 million, or 21.2%, over the same period in 2001. This increase resulted from a substantial increase in turnover from marine support and transportation services and well services, and moderate increases in turnover from drilling services and geophysical services.

Turnover from drilling services in the first six months of 2002 increased by Rmb 50.6 million, or 11.0%, to Rmb 509.2 million, compared to turnover of Rmb 458.6 million in the first six months of 2001. This increase was primarily due to an increase in operating activity and an increase in the rates charged for our drilling rigs. Turnover from drilling services in the first half of 2002 included an amount of Rmb 47.7 million in other drilling revenue, which was primarily related to the provision of labor services to maintain and operate platform drilling units on production platforms owned by our customers.

Well services turnover rose by Rmb 70.5 million, or 25.0%, to Rmb 352.8 million in the first half of 2002, compared to Rmb 282.4 million in the first half of 2001. This rise was primarily related to an increase in business activity, especially in our logging and drilling fluid divisions which benefited from additional exploration well drilling during this period.

Turnover from marine support and transportation services was Rmb 296.6 million in the first six months of 2002, an increase of Rmb 81.6 million, or 37.9%, over turnover of Rmb 215.0 million in the first six months of 2001. This substantial increase primarily resulted from the addition to our fleet of six vessels in the second half of 2001 and one vessel in the first half of 2002 and from a general increase in the rates charged for our vessels.

Geophysical services turnover increased by Rmb 25.3 million, or 21.1%, to Rmb 144.7 million in the first half of 2002, compared to turnover of Rmb 119.5 million in the first half of 2001. Geophysical services turnover benefited from an increase in survey activity by PSC partners offshore China, new survey contracts outside China and an increase in the average price for our seismic data collection. As part of our geophysical operations, we conduct seismic surveys of undeveloped offshore areas and then sell the data to third parties that are interested in exploring and developing these regions.

Other revenues. Other revenues were Rmb 1.1 million in the first half of 2002, compared to Rmb 7.9 million in the first half of 2001. Other revenues declined in the first six months of 2002 primarily because of a fall in proceeds from the disposal of property, plant and equipment.

Operating expenses. Operating expenses in the six months ended June 30, 2002 were Rmb 999.2 million, representing an increase of Rmb 69.1 million, or 7.4%, over the same period in 2001. Generally higher business activity and expanded operations in the drilling, marine support and transportation and well services divisions led to an increase of Rmb 56.9 million in costs related to the consumption of supplies, materials, fuel, services and others. Depreciation costs also rose by Rmb 44.2 million in the first half of 2002, mainly due to the revaluation of our assets on April 30, 2002 and the addition of seven new vessels. In addition to these increases, our employee compensation costs rose by Rmb 26.5 million, primarily due to a company-wide salary increase of approximately 8% in October 2001 and a corresponding rise in employee benefit costs. Offsetting these increases, our repair and maintenance costs fell by Rmb 31.1 million, or 37.1%, to Rmb 52.7 million in the first half of 2002, primarily because most of our periodic repairs and maintenance have been scheduled for the second half of this year.

Drilling services operating expenses increased by Rmb 47.0 million, or 15.0%, from Rmb 312.6 million in the first half of 2001 to Rmb 359.6 million in the first half of 2002. As a result of the revaluation of our assets on April 30, 2002, depreciation expenses increased by Rmb 29.5 million, or 37.2%, to Rmb108.9 million in the first half of 2002. The use of additional materials and spare parts to prepare Bohai IX and Bohai IV for overseas operations led to an increase of Rmb 28.6 million, or 30.0%, to Rmb 123.9 million in costs related to the consumption of supplies, materials, fuel, services and others. Offsetting these increases, repair and maintenance costs fell by Rmb 10.2 million, or 22.7%, to Rmb 34.7 million in the first six months of 2002, primarily because our periodic repairs and maintenance have been scheduled for the second half of this year.

Operating expenses for well services were Rmb 257.3 million in the six months ended June 30, 2002, an increase of Rmb 32.9 million, or 14.7%, over operating expenses of Rmb 224.4 million in the same period in 2001. In addition to higher employee compensation costs, which increased by Rmb 15.3 million, or 36.9%, to Rmb 56.8 million, costs related to the consumption of supplies, materials, fuel, services and others rose by Rmb 14.6 million, or 11.5%, to Rmb 141.6 million, primarily as a result of increased business activity. These cost increases were partially offset by a decrease of Rmb 7.3 million, or 20.7%, in depreciation expense, from Rmb 35.2 million in the first half of 2001 to Rmb 27.9 million in the same period earlier this year. We recorded less depreciation in the first half of 2002 primarily because we transferred some of our well services assets to a joint venture, China France Bohai Geoservices Company, Limited in the second half of 2001 as part of an additional capital contribution to it and sold other well services assets to the joint venture for cash consideration.

Operating expenses for marine support and transportation services increased by Rmb 48.5 million, or 27.1%, from Rmb 179.1 million in the first half of 2001 to Rmb 227.6 million in the first half of 2002. The addition of seven new vessels to our marine support fleet during late 2001 and early 2002 raised costs related to the consumption of supplies, materials, fuel, services and others by Rmb 21.7 million, or 47.2%, to Rmb 67.7 million and depreciation charges by Rmb 13.5 million, or 27.3%, to Rmb 63.0 million. In addition, because of the company-wide salary and benefit increase, employee compensation costs rose by Rmb 18.1 million, or 36.0%, to Rmb 68.4 million.

Geophysical services operating expenses fell by Rmb 59.4 million, or 27.7%, from Rmb 214.1 million in the first six months of 2001 to Rmb 154.7 million in the same period this year. Operating expenses were lower in the first half of 2002 primarily because of a Rmb 38.0 million provision in the previous period for the impairment of two seismic vessels that were distributed to us as part of the liquidation of an associated entity, Hailong Geophysical Company, Limited ("Hailong"). We made this provision shortly after receiving the vessels because we believed that their fair value was lower than their book carrying value. In addition, depreciation expenses increased by Rmb 8.4 million, or 24.4%, to Rmb 42.8 million in the first half of 2002, primarily because of the addition of the two seismic vessels. Offsetting these factors, repair and maintenance expenses fell by Rmb 12.1 million, or 80.7%, to Rmb 2.9 million and costs related to the consumption of supplies, materials, fuel, services and others decreased by Rmb 8.1 million, or 11.8%, to Rmb 60.6 million, mainly because this year most of our repair and maintenance is scheduled for the second half of the year.

Profit from operations. Our profit from operations in the first half of 2002 increased by Rmb 152.0 million, or 99.2%, to Rmb 305.2 million, compared to profit from operations of Rmb 153.3 million in the first half of 2001. Our operating profit benefited from a reduction of Rmb 80.4 million, or 88.9%, in losses related to our geophysical division, from Rmb 90.4 million in the first six months of 2001 to Rmb 10.0 million in the same period earlier this year. In addition, operating profit from well services rose by Rmb 39.4 million, or 69.1%, to Rmb 96.3 million, while operating profit from marine support and transportation operations grew by Rmb 32.4 million, or 87.7%, to Rmb 69.4 million. Operating profit from our drilling operations remained stable at Rmb 149.6 million, compared to Rmb 149.8 million in the first six months of 2001.

Financing gain/loss. We recorded a financing gain of Rmb 84,000 in the first six months of 2002, compared to a financing gain of Rmb 7.8 million in the first six months of 2001. This decline was primarily due to lower interest income, which fell by Rmb 8.2 million, or 60.2%, to Rmb 5.4 million in the most recent period, mainly because of the settlement of an entrusted loan to CNOOC Engineering and a decrease in fixed deposits. This interest income was largely offset by interest expenses of Rmb 5.1 million, which fell slightly by Rmb 0.5 million, or 8.4%, compared to interest expense of Rmb 5.6 million in the first half of 2001.

Share of profit of jointly-controlled entities. Our share of profit of jointly-controlled entities increased by Rmb 5.6 million, or 36.0%, from Rmb 15.5 million in the first half of 2001 to Rmb 21.1 million in the first half of 2002. This rise was attributable to an increase of Rmb 3.5 million in income contributed by our well services joint ventures and an increase of Rmb 2.1 million in income earned from our geophysical joint ventures.

Share of loss of an associate. We did not record a profit or loss from an associate in the first half of 2002. In the first six months of 2001, we recorded a loss of Rmb 3.4 million, which represented our share of the operating losses of Hailong.

Profits before tax. Our profits before tax increased by Rmb 153.3 million, or 88.6%, to Rmb 326.4 million in the first half of 2002, compared to Rmb 173.1 million in the same period in 2001 . This increase primarily resulted from the improving financial position of our geophysical division, which saw its losses before taxation fall by Rmb 88.6 million, or 91.8%, from Rmb 96.5 million in the first half of 2001 to Rmb 7.9 million in the same period earlier this year. In addition, well services recorded an increase in profits before tax of Rmb 40.6 million, or 55.1%, to Rmb 114.3 million, while marine and transportation services, registered an increase of Rmb 32.3 million, or 86.4%, to Rmb 69.7 million. There was a slight decline in drilling services profit before tax, which fell by Rmb 8.2 million, or 5.2%, to Rmb 150.3 million in the first half of 2002.

Taxes. Our tax expenses increased by Rmb 50.0 million, or 84.4%, to Rmb 109.2 million in the first six months of 2002, compared to Rmb 59.2 million in the same period in 2001, following the increase in our pre-tax profit over the same time periods.

Net profit. Our net profit in the six months ended June 30, 2002 was Rmb 217.1 million, an increase of Rmb 103.3 million, or 90.7%, over Rmb 113.9 million in the same period in 2001.

Distributions. In the first half of 2002, we declared a distribution of Rmb 344.9 million in connection with our Reorganization.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Turnover. Turnover for 2001 was Rmb 2,365.6 million, representing an increase of Rmb 187.2 million, or 8.6%, over turnover for 2000 of Rmb 2,178.4 million. This increase was primarily due to an increase in revenues from drilling services, marine support and transportation services and geophysical services of Rmb 79.4 million, Rmb 48.9 million and Rmb 70.6 million, respectively. Offsetting these increases, turnover from well services fell by Rmb 11.7 million in 2001.

Turnover from drilling services increased by Rmb 79.4 million, or 8.8%, from Rmb 906.1 million in 2000 to Rmb 985.5 million in 2001. This increase was primarily due to an increase in the rates charged for our drilling rigs, especially our jackups. Our turnover from drilling services included Rmb 38.6 million in other drilling income in 2001, down from other drilling income of Rmb 88.7 million in 2000.

Well services turnover fell by Rmb 11.7 million, or 1.9%, from Rmb 606.8 million in 2000 to Rmb 595.1 million in 2001. This small decrease was mainly attributable to a decline in the number of exploration wells in our primary market of offshore China in 2001, offset in part by an increase in CNOOC Limited's use of our well services for new development wells and a Rmb 33.0 million increase in revenues from the sale of perforation equipment.

Turnover from marine support and transportation services increased by Rmb 48.9 million, or 11.4%, from Rmb 428.0 million in 2000 to Rmb 476.9 million in 2001. This rise was primarily due to additional revenue from two new standby vessels, one new AHTS vessel and four new platform supply vessels, which were added to our fleet beginning at the end of 2000 and during 2001. The increase in turnover was also related to an increase in the day rates charged for some of our marine support vessels.

Our geophysical services turnover increased by Rmb 70.6 million, or 29.7%, from Rmb 237.5 million in 2000 to Rmb 308.1 million in 2001. This increase reflected stronger sales of independently collected seismic data and revenue generated from two additional survey vessels. In 2001, our sales of seismic data increased because of higher oil prices and increased oil and gas activity in areas that we had surveyed.

Other revenues. Other revenues increased from Rmb 3.2 million in 2000 to Rmb 21.0 million in 2001. This significant increase was primarily related to the sale of our Bohai VI jackup drilling rig in January 2001, and a gain on the sale of certain well services assets to China France Bohai Geoservices Company Limited in January 2001.

Operating expenses. Operating expenses for 2001 were Rmb 2,037.0 million, representing an increase of Rmb 220.2 million, or 12.1%, over 2000 operating expenses of Rmb 1,816.8 million. This increase was primarily due to an increase of Rmb 145.7 million in employee compensation costs. We raised all of our employees' basic salaries by approximately 30% in October 2000 and again by approximately 8% in October 2001, and also increased our employee benefits during this period. The increase in operating expenses in 2001 was also attributable to an increase of Rmb 73.6 million in costs related to the consumption of supplies, materials, fuel, services and others, which resulted from increased activity in our well and marine and transportation services. In addition to these increases, we made a provision for impairment of property, plant and equipment of Rmb 38.0 million in 2001, compared to a provision of Rmb 30.8 million in 2000. Offsetting these increases, our repair and maintenance costs fell by Rmb 11.2 million in 2001.

Drilling services operating expenses fell by Rmb 22.0 million, or 2.9%, from Rmb 771.7 million in 2000 to Rmb 749.7 million in 2001. This decline primarily resulted from lower repair and maintenance costs, which fell by Rmb 43.4 million, or 24.7%, to Rmb 132.1 million and lower costs related to the consumption of supplies, materials, fuel, services and others, which decreased by Rmb 15.8 million, or 5.7%, to Rmb 260.8 million. Our depreciation charge also decreased by Rmb 10.4 million, or 6.0%, to Rmb 161.8 million in 2001. A major overhaul of some of our rigs in 2000 decreased the need for repair and maintenance in 2001, while the sale of our Bohai VI drilling rig in 2001 lowered our consumption of supplies, materials, fuel, services and other commodities and resulted in a lower depreciation charge for the year. Offsetting these declines, employee compensation costs increased by Rmb 51.6 million, or 48.3%, to Rmb 158.4 million in 2001.

Operating expenses for well services were Rmb 514.0 million in 2001, an increase of Rmb 57.9 million, or 12.7%, from Rmb 456.1 million in 2000. Employee compensation costs increased by Rmb 46.0 million, or 62.1%, to Rmb 120.1 million, while expenses related to the consumption of supplies, materials, fuel, services and others increased by Rmb 19.4 million, or 7.5%, to Rmb 278.2 million in 2001, primarily as a result of higher sales volume. Our repair and maintenance expenses also rose by Rmb 5.1 million to Rmb 12.4 million in 2001, mainly because of overhauls conducted on cement pumps. These increases were partially offset by a decrease of Rmb 9.7 million in depreciation expenses from Rmb 64.8 million in 2000 to Rmb 55.1 million in 2001. Depreciation fell in this period because we used some of our well services assets as a further capital contribution to China France Bohai Geoservices Company Limited. We also sold some well services assets to this joint venture for cash consideration during this period.

Operating expenses for marine support and transportation services increased by Rmb 19.6 million, or 5.3%, from Rmb 370.4 million in 2000 to Rmb 390.0 million in 2001. Employee compensation costs increased by Rmb 30.5 million during this period, while the addition of seven new vessels to our marine support fleet during the last few months of 2000 and 2001 contributed to an increase of Rmb 8.3 million, or 10.4%, in depreciation costs, an increase of Rmb 6.0 million, or 13.4%, in repair and maintenance costs and an increase of Rmb 3.3 million in costs associated with the consumption of supplies, materials, fuel, services and others. Our total operating expenses for this business segment only increased moderately over 2000 because of a provision of Rmb 30.8 million in 2000 for the impairment of our Nanhai 216 vessel.

Geophysical services operating expenses increased by Rmb 164.7 million, or 75.3%, to Rmb 383.3 million in 2001. The two vessels that we received as part of the liquidation of Hailong in June 2001 contributed to higher consumption of supplies, materials, fuel, services and others, which rose by Rmb 66.7 million, or 100.5%, to Rmb 133.1 million, and higher repair and maintenance costs, which increased by Rmb 21.0 million, or 111.7%, to Rmb 39.8 million. In addition, our employee compensation costs increased by Rmb 17.5 million, or 33.5%, to Rmb 69.7 million, while depreciation expenses rose by Rmb 17.0 million, or 27.7%, to Rmb 78.3 million. Because we believed that the fair value of the two survey vessels was lower than their book carrying value, we made a provision of Rmb 38.0 million for the impairment of these two vessels in 2001.

Profit from operations. Our profit from operations fell by Rmb 15.3 million, or 4.2%, from Rmb 364.9 million in 2000 to Rmb 349.6 million in 2001. This decline was principally due to a loss of Rmb 75.8 million in our geophysical services division compared to a profit of Rmb 19.0 million for that division in 2000. In addition, profit from our well services operations declined by Rmb 58.7 million, or 38.6%, to Rmb 93.2 million. These declines were partially offset by an increase in our profit from operations for drilling services, which rose by Rmb 107.6 million, or 78.9%, to Rmb 243.9 million in 2001, and an increase in our profit from operations for marine support and transportation services, which grew by Rmb 30.6 million, or 53%, to Rmb 88.3 million in 2001.

Financing gain/loss. Our financing gain fell by Rmb 6.2 million, or 25.4%, from Rmb 24.4 million in 2000 to Rmb 18.2 million in 2001. This decrease was primarily due to lower interest income, higher interest charges and currency exchange losses. Our interest income fell by Rmb 2.4 million to Rmb 28.1 million in 2001, mainly because of lower interest rates on our bank deposits. At the same time, our interest expense rose by Rmb 3.1 million to Rmb 9.4 million, mainly due to interest payments made on new short-term debt that was taken out to meet a temporary working capital shortfall in our geophysical division.

Share of profit of jointly-controlled entities. Our share of profit of jointly-controlled entities increased by Rmb 16.8 million, or 54.2%, from Rmb 31.0 million in 2000 to Rmb 47.8 million in 2001. This increase was mainly attributable to our well services joint ventures, which contributed Rmb 44.2 million to our share of profits of jointly-controlled entities in 2001, an increase of 64.3% over Rmb 26.9 million in 2000. There was however a slightly lower contribution from our geophysical services joint ventures, which added Rmb 3.7 million to our share of profits of jointly-controlled entities in 2001, compared to Rmb 4.1 million in 2000.

Share of loss of an associate. We recorded a loss of Rmb 3.4 million from an associate in 2001, compared to a loss of Rmb 33.8 million in 2000. These losses represented our share of the operating losses of Hailong. We held a 46.8% interest in Hailong from the date it was established in late 1999 (with the actual capital injection occurring in 2000) until it was liquidated in the second half of 2001. Hailong was liquidated because it was not profitable as an independent entity.

Profits before tax. Our profits before tax increased by Rmb 25.7 million, or 6.6%, from Rmb 386.5 million in 2000 to Rmb 412.2 million in 2001. This increase was mainly attributable to our drilling services division, which registered an increase of Rmb 108.6 million, or 71.0%, in profits before tax, and our marine and transportation services, which recorded an increase of Rmb 24.0 million, or 36.6%, in profits before tax. These increases were partially offset by our geophysical services division, which recorded a loss before tax of Rmb 82.3 million in 2001, compared to a loss before tax of Rmb 13.4 million in 2000. In addition, well services profits before tax decreased by Rmb 38.0 million, or 20.9%, in 2001.

Taxes. Our tax expense increased by Rmb 39.4 million, or 39.5%, from Rmb 99.7 million in 2000 to Rmb 139.1 million in 2001. This increase was mainly due to higher revenues and the end of a tax holiday in 2001. We were entitled to a 50% reduction in our PRC enterprise income taxes in 2000, but reverted to the standard PRC enterprise income tax rate of 33% in 2001.

Net profit. Our net profit fell to Rmb 273.1 million in 2001, a decrease of Rmb 13.8 million, or 4.8%, compared to Rmb 286.9 million in 2000.

Distributions. In 2001, we declared dividends of Rmb 273.1 million, which represented all of our net profit for the year. This distribution was Rmb 13.8 million lower than our 2000 payment of Rmb 286.9 million.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Turnover. Our turnover for 2000 was Rmb 2,178.4 million, representing an increase of Rmb 516.4 million, or 31.1%, over 1999 turnover of Rmb 1,662.0 million. This rise was due to an increase in revenues from drilling services, well services and marine support and transportation services of Rmb 261.7 million, Rmb 193.7 million and Rmb 70.4 million, respectively. These increases were partially offset by a decrease of Rmb 9.5 million in turnover from geophysical services.

Drilling services turnover increased by Rmb 261.7 million, or 40.6%, to Rmb 906.1 million in 2000, compared to Rmb 644.4 million in 1999. This increase was mainly attributable to increased drilling activity offshore China and an increase in the day rates that we charge for our drilling rigs. Our drilling services turnover in 2000 included Rmb 88.7 million in other drilling income, which was up slightly from other drilling income of Rmb 68.6 million in 1999. Our other drilling income for the period primarily consisted of services related to maintaining and operating platform drilling units on production platforms.

Turnover from well services increased from Rmb 413.1 million in 1999 to Rmb 606.8 million in 2000. This 46.9% increase was primarily due to the provision of well services for approximately 120 new development wells drilled by CNOOC Limited during this period and an increase of our sales to CNOOC Limited of perforation equipment, cementing materials, drilling fluids and other materials and equipment.

Turnover from marine support and transportation services grew by Rmb 70.4 million, or 19.7%, from Rmb 357.6 million in 1999 to Rmb 428.0 million in 2000. This increase was primarily attributable to increased oil and gas production activity offshore China and an increase in the prices that we charge for some of our marine support and transportation vessels.

Turnover from geophysical services fell by 3.8% from Rmb 247.0 million in 1999 to Rmb 237.5 million in 2000. This decrease was mainly attributable to lower sales of independently collected seismic data in 2000.

Other revenue. Other revenue increased slightly from Rmb 1.6 million in 1999 to Rmb 3.2 million in 2000. This increase was mainly attributable to an increase in gains on the disposal of property, plant and equipment and a gain on the disposal of scrapped materials.

Operating expenses. Our 2000 operating expenses were Rmb 1,816.8 million, representing an increase of Rmb 227.3 million, or 14.3%, over 1999 operating expenses of Rmb 1,589.5 million. This increase was primarily due to increases in employee compensation costs, repair and maintenance costs and costs related to the consumption of supplies, materials, fuel, services and others. Employee compensation costs rose by Rmb 72.1 million because we raised the basic salaries of our employees and increased employee benefits in 2000. Costs related to the consumption of supplies, materials, fuel, services and others rose by Rmb 108.6 million, primarily as a result of increased business activity in our drilling, well and marine support and transportation divisions. Repair and maintenance costs increased by Rmb 38.9 million, mainly due to maintenance work performed on our drilling rigs.

Drilling services operating expenses increased by Rmb 131.1 million, or 20.5%, to Rmb 771.7 million in 2000. The increased use of our drilling rigs during this period led to an increase of Rmb 43.7 million, or 18.8%, in costs related to the consumption of supplies, materials, fuel, services and others, from Rmb 232.9 million in 1999 to Rmb 276.6 million in 2000. Overhauls to some of our drilling rigs also incurred higher repair and maintenance costs, which rose by Rmb 40.5 million, or 30.0%, to Rmb 175.5 million in this period. As a result of our salary and benefit increases, employee compensation costs increased by Rmb 26.9 million to Rmb 106.8 million in 2000.

Operating expenses for well services increased by Rmb 80.9 million, or 21.6%, from Rmb 375.2 million in 1999 to Rmb 456.1 million in 2000. This increase was mainly attributable to an increase of Rmb 62.6 million in expenses related to the consumption of supplies, materials, fuel, services and others, from Rmb 196.2 million in 1999 to Rmb 258.8 million in 2000. These costs increased in 2000 primarily because of higher business volume. In addition to this increase, employee compensation costs rose by Rmb 18.1 million, or 32.3%, from Rmb 56.0 million in 1999 to Rmb 74.1 million in 2000.

Our operating expenses for marine support and transportation services increased by Rmb 57.6 million, or 18.4%, from Rmb 312.8 million in 1999 to Rmb 370.4 million in 2000. Employee compensation costs rose from Rmb 58.6 million in 1999 to Rmb 76.8 million in 2000. In addition, higher fuel prices and the addition of two new marine support vessels in the fourth quarter of 1999 increased our fleet's consumption of supplies, materials, fuel, services and others by Rmb 18.1 million to Rmb 117.9 million in 2000. These increases were partially offset by a slight decrease in our repair and maintenance costs, which fell to Rmb 44.7 million in 2000, compared to Rmb 48.8 million in 1999 primarily because of a major overhaul of our marine support and transportation fleet in 1999. Our depreciation costs were also lower in 2000, falling by Rmb 7.2 million to Rmb 79.6 million, primarily because some of our vessels reached the end of their depreciation life during this period.

Operating expenses for geophysical services decreased by Rmb 42.3 million, or 16.2%, from Rmb 260.9 million in 1999 to Rmb 218.6 million in 2000. This decline primarily resulted from decreases in consumption of supplies, materials, fuel, services and others, depreciation and other selling, general and administrative expenses, offset in part by higher employee compensation costs. Consumption of supplies, materials, fuel, services and others fell by Rmb 15.7 million to Rmb 66.4 million in 2000, primarily because we capitalized approximately Rmb 38.4 million in costs related to data collected for a speculative seismic project during this period. Depreciation costs decreased by Rmb 15.7 million to Rmb 61.3 million, largely because substantial machinery and equipment assets that we purchased in 1994 were fully depreciated in 1999. Selling, general and administrative expenses also declined by Rmb 6.6 million to Rmb 1.8 million in 2000, mainly due to a lower provision for doubtful debts and other receivables. In addition, we did not make any provisions for the impairment of long-term investments during this period. In 1999, we made a provision of Rmb 12.0 million for a diminution in the value of a long-term investment in a private PRC company that incurred operating losses in 1999. Offsetting the above decreases in operating expenses, our employee compensation costs rose by Rmb 9.1 million, or 21.1%, to Rmb 52.2 million in 2000.

Profit from operations. Profit from operations was Rmb 364.9 million in 2000, an increase of Rmb 290.9 million over profit from operations of Rmb 74.0 million for 1999. Profit from operations for drilling services increased by Rmb 132.2 million, from Rmb 4.1 million in 1999 to Rmb 136.3 million in 2000, while well services profit from operations rose by Rmb 112.9 million to Rmb 151.9 million in 2000, compared to Rmb 39.0 million in 1999. Marine support and transportation services recorded an increase of Rmb 12.9 million in profit from operations, from Rmb 44.8 million in 1999 to Rmb 57.7 million in 2000, while geophysical services added profit from operations of Rmb 19.0 million in 2000, compared to a loss of Rmb 13.9 million in 1999.

Financing gain/loss. We realized a financing gain of Rmb 24.4 million in 2000, representing an increase of 46.1% over our financing gain of Rmb 16.7 million in 1999. In 2000, interest income earned from bank deposits increased by 56.2% to Rmb 30.5 million. Offsetting this increase, our interest expense in 2000 grew by Rmb 3.9 million to Rmb 6.3 million, primarily due to Rmb 70.0 million in new loans for our well services and geophysical services divisions.

Share of profit of jointly-controlled entities. Our share of profits from jointly-controlled entities increased by Rmb 6.8 million, or 28.1%, from Rmb 24.2 million in 1999 to Rmb 31.0 million in 2000. Our well services joint ventures contributed Rmb 26.9 million of this amount in 2000, compared to Rmb 22.9 million in 1999, while our geophysical services joint ventures added Rmb 4.1 million in 2000, compared to Rmb 1.3 million in 1999.

Share of loss of an associate. We recorded a loss of Rmb 33.8 million from an associate in 2000. This loss represented our share of the operating losses of Hailong during this period.

Profits before tax. Profits before tax grew by Rmb 271.5 million to Rmb 386.5 million in 2000, compared with profits before tax of Rmb 115.0 million in 1999. Drilling services and well services accounted for most of this increase. Drilling services recorded profits before tax of Rmb 152.9 million in 2000, compared to Rmb 12.6 million in 1999, while well services realized profits before tax of Rmb 181.5 million in 2000, compared to Rmb 65.6 million in 1999. In addition, marine support and transportation services contributed profits before tax of Rmb 65.5 million, an increase of Rmb 15.1 million compared to Rmb 50.4 million in 1999. These gains were partially offset by our geophysical services division, which registered a loss before tax of Rmb 13.4 million in 2000, compared to a loss of Rmb 13.7 million in the prior period.

Taxes. Our tax payments increased by Rmb 72.9 million to Rmb 99.7 million in 2000, compared to Rmb 26.8 million in 1999. This significant increase was mainly attributable to higher revenues in 2000.

Net profit. Net profit amounted to Rmb 286.9 million in 2000, compared to Rmb 88.2 million in 1999.

Distributions. We declared distributions of Rmb 286.9 million in 2000, compared to a distribution of Rmb 88.2 million in 1999. Our declared distributions in 2000 were equal to our net profit for the year.

FINANCIAL POSITION

	As of December 31,			As of June 30,
	1999	2000	2001	2002
	Rmb '000	Rmb '000	Rmb '000	Rmb '000
Interests in jointly-controlled entities	69,270	81,149	193,922	155,310
Property, plant and equipment	2,480,273	2,721,901	3,048,945	4,134,958
Accounts receivable	249,210	300,990	350,967	787,276
Inventories	127,848	150,085	182,964	168,488
Due from CNOOC	61,141	105,593	—	12,096
Due from other CNOOC group companies	12,825	4,686	28,470	32,218
Prepayments, deposits and other receivables	101,378	85,462	134,800	177,842
Entrusted loans receivables[1]	—	70,000	70,000	—
Pledged deposits	31,726	91,705	148,870	150,113
Cash and cash equivalents	935,072	870,376	871,124	164,315
Total Assets	4,074,938	4,518,434	5,030,062	5,782,616
Long term payable to CNOOC	—	—	—	600,000
Deferred tax liability	325,000	367,000	344,000	660,300
Bank and other loans	4,500	55,000	30,000	—
Due to other CNOOC group companies	7,917	13,136	10,098	5,118
Due to CNOOC	677,512	906,308	1,052,701	275,719
Salary and welfare payables	110,833	113,190	124,261	119,066
Trade and other payables	153,446	219,358	368,997	380,407
Short-term loans	90,000	120,000	165,000	35,000
Total Liabilities	1,369,208	1,793,992	2,095,057	2,111,035

(1) *Entrusted loans receivables represented loans granted by us to others through approved financial institutions. All of these loans were repaid as of June 30, 2002, and this program has now been discontinued.*

Total Assets. Our total assets at June 30, 2002, were Rmb 5,782.6 million, which represented an increase of Rmb 752.5 million, or 15.0%, over our total assets of Rmb 5,030.1 million at December 31, 2001. This increase was primarily due to an increase of Rmb 1,086.0 million, or 35.6%, in property, plant and equipment and an increase of Rmb 436.3 million, or 124.3%, in accounts receivable, offset in part by a decrease of Rmb 706.8 million, or 81.1%, in cash and cash equivalents and a decrease of Rmb 38.6 million, or 19.9%, in interests in jointly-controlled entities.

Property, plant and equipment. Property, plant and equipment was Rmb 4,135.0 million at June 30, 2002, compared with a total of Rmb 3,048.9 million at December 31, 2001. This 35.6% increase was due to a revaluation of our assets as required by PRC law for our Global Offering.

Accounts receivable. Our accounts receivable balance was Rmb 787.3 million at June 30, 2002, compared to Rmb 351.0 million at December 31, 2001. This significant increase resulted in part from an increase of 21.2% in our total revenues in the first half of 2002, compared to the same period in 2001. This rise was also related to the longer than expected time taken for us to verify the final amount to be paid in respect of certain contracts. As at August 31, 2002, our accounts receivable balance was Rmb 577.4 million.

Cash and cash equivalents. Cash and cash equivalents were Rmb 164.3 million at June 30, 2002, representing a decrease of Rmb 706.8 million, or 81.1%, from a cash and cash equivalents balance of Rmb 871.1 million at December 31, 2001. Our cash and cash equivalents balance decreased primarily because we used Rmb 688.0 million of our cash and cash equivalents to pay down the amount due to CNOOC in connection with our Reorganization. See section 5, note (m) to the Accountants' Report in Appendix I to this Prospectus.

Total liabilities. Our total liabilities were Rmb 2,111.0 million at June 30, 2002. This amount represented an increase of Rmb 15.9 million, or 0.8%, over total liabilities of Rmb 2,095.1 million at December 31, 2001.

Deferred tax liability. We recorded a deferred tax liability of Rmb 660.3 million at June 30, 2002, compared to a deferred tax liability of Rmb 344.0 million at December 31, 2001. This significant increase was primarily because our revaluation resulted in higher depreciation expenses going forward. However, since we are a PRC-incorporated company, these additional depreciation expenses are not tax deductible under the PRC tax regime. As such, we incurred a deferred tax liability of Rmb 357.0 million, which is roughly equal to the revaluation surplus multiplied by the PRC income tax rate.

Due to CNOOC. At December 31, 2001, the amount due to CNOOC was Rmb 1,052.7 million, which largely consisted of declared but unpaid dividends. At June 30, 2002, the amount due to CNOOC was Rmb 275.7 million. The primary reason for this decrease was that as part of our Reorganization, we paid down Rmb 688.0 million of the amount due to CNOOC and converted an amount of Rmb 600.0 million due to CNOOC into an interest free long-term payable that will be repaid in three equal annual installments beginning on May 1, 2005.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our cash flow for operating activities as determined under Hong Kong GAAP for the periods indicated:

	Year ended December 31,			Six months ended June 30,	
	1999	**2000**	**2001**	**2001**	**2002**
	Rmb '000	**Rmb '000**	**Rmb '000**	**Rmb '000 (unaudited)**	**Rmb '000**
Cash provided by (used for):					
Operations	636,542	779,463	869,952	191,936	79,464
Interest paid	(2,390)	(6,340)	(9,373)	(5,585)	(5,115)
Tax paid	(32,347)	(52,330)	(154,019)	(60,404)	(99,299)
Investing activities	(415,929)	(721,871)	(631,602)	(293,478)	25,714
Financing activities	(15,602)	13,415	59,919	88,179	(610,000)
Net increase (decrease) in cash and cash equivalents	170,274	12,337	134,877	(79,352)	(609,236)

Cash Provided by Operations

Cash provided by operations in the first six months of 2002 fell by Rmb 112.4 million, or 58.6%, to Rmb 79.5 million, from Rmb 191.9 million in the same period in 2001. This decrease resulted primarily from an increase of Rmb 430.7 million in accounts receivable and increase of Rmb 45.2 million in prepayments, deposits and other receivables, which was offset in part by a decrease of Rmb 20.3 million in inventories.

Our accounts receivable rose substantially in the first half of 2002, primarily because of an increase of 21.2% in our total revenues in this period, compared to the first six months of 2001. This rise was also related to the longer than expected time taken for us to verify the final amount to be paid in respect of certain contracts. As at August 31, 2002, our accounts receivable balance was Rmb 577.4 million.

Cash provided by operations in 2001 increased by Rmb 90.5 million, or 11.6%, to Rmb 870.0 million, from Rmb 779.5 million in 2000. This increase was primarily attributable to an increase of Rmb 149.6 million in trade and other payables and an increase of Rmb 114.6 million in our net outstanding balance with CNOOC.

Cash provided by operations in 2000 increased by Rmb 143.0 million, or 22.5%, to Rmb 779.5 million, from Rmb 636.5 million in 1999. The increase resulted primarily from an increase of Rmb 290.9 million in profits from operations, an increase of Rmb 30.8 million in provisions for impairment of property, plant and equipment and an increase of Rmb 26.8 million in provisions for inventories. These trends were largely offset by an increase of Rmb 17.2 million in working capital in 2000, compared to a decrease of Rmb 136.6 million in working capital in 1999.

The significant increase in working capital in 2000 resulted primarily from an increase of Rmb 53.6 million in accounts receivable, an increase of Rmb 50.2 million in inventories and a decrease of Rmb 16.7 million in our net outstanding balance with CNOOC. These trends were offset in part by an increase of Rmb 65.9 million in trade and other payables, a decrease of Rmb 21.7 million in prepayments, deposits and other receivables and a decrease of Rmb 13.4 million in our net outstanding balance with CNOOC group companies.

Cash provided by operations in 1999 was Rmb 636.5 million. In addition to profits from operations of Rmb 74.0 million, our cash provided by operations reflected a depreciation charge of Rmb 388.3 million and a decrease of Rmb 136.6 million in working capital. The reduction in working capital primarily resulted from a decrease of Rmb 143.0 million in prepayments, deposits and other receivables, an increase of Rmb 88.3 million in the amount of our net balance due to CNOOC, offset in part by a decrease of Rmb 142.3 million in trade and other payables.

Capital Expenditures and Investments

The following table sets forth the capital expenditures for each of our business segments for the three years ended December 31, 2001, and the capital expenditures for each segment as a percentage of our total capital expenditures.

	Year ended December 31,				% of total capital
	1999	**2000**	**2001**	**Total**	**expenditures**
		(Rmb millions)			
Drilling services	180.0	148.7	284.5	613.2	30.7%
Well services	70.8	88.6	120.7	280.1	14.0%
Marine support and transportation services	75.3	409.0	267.5	751.8	37.6%
Geophysical services	83.9	18.0	252.1	354.0	17.7%
Total	410.0	664.3	924.8	1,999.1	100.0%

The majority of our capital expenditures have been related to investments in our marine support and transportation business and our drilling business, accounting for 37.6% and 30.7% of our total capital expenditures, respectively, during the last three years. Capital expenditures for marine support and transportation included the purchase of one AHTS vessel and the initial payments for the purchase of seven newbuild support vessels in 2000 and an additional six newbuild support vessels in 2001. Our drilling capital expenditures during the last three years primarily consisted of renovations and upgrades to our drilling rigs, including the installation of cantilevers in two of our jackup rigs in 2001 and the purchase of drilling equipment.

Total capital expenditures for the year 2001 were approximately Rmb 925 million (US$112 million) as compared to approximately Rmb 664 million (US$80 million) for the year 2000.

The following table sets forth our planned capital expenditures by business segment for each of the years 2002 through 2005, and the planned capital expenditures in each business segment as a percentage of total capital expenditures. Actual capital expenditures may differ materially from those currently planned.

	Year ending December 31,					% of total capital expenditures
	2002	2003	2004	2005	Total	
	(Rmb millions)					
Drilling services	166.2	662.9	773.6	139.1	1,741.8	36.1%
Well Services	134.1	230.5	86.9	159.6	611.1	12.7%
Marine support and transportation services	414.7	649.0	679.7	476.9	2,220.3	46.1%
Geophysical services	61.6	72.5	73.4	40.7	248.2	5.1%
Total	776.6	1,614.9	1,613.6	816.3	4,821.4	100.0%

During the second half of 2002, we expect to spend approximately Rmb 137.2 million, Rmb 111.3 million, Rmb 257.3 million and Rmb 56.0 millions on our drilling services, well services, marine support and transportation services and geophysical services, respectively.

We plan to continue to focus our investment on our drilling and marine support and transportation segments, which account for approximately 36.1% and 46.1% of our planned capital expenditures through 2005. Our planned investment for our drilling segment through 2005 includes approximately Rmb 994 million (US$120 million) for potential purchases of two second-hand jackup rigs by 2004 and approximately Rmb 572 million (US$69 million) for major overhauls and upgrades to our other drilling rigs. Our planned investment for marine support and transportation includes funding several newbuild support vessels that are scheduled to be under construction during this period.

We also plan to invest approximately Rmb 611 million (US$74 million) in our well services business segment and approximately Rmb 248 million (US$30 million) in our geophysical business segment through 2005. Major planned capital expenditures in well services include approximately Rmb 181 million (US$22 million) for logging equipment through 2005 and approximately Rmb 66 million (US$8 million) for a LWD tool in 2003. Geophysical planned capital expenditures include approximately Rmb 98 million (US$12 million) for a new survey vessel that is scheduled to be delivered in 2004.

We plan to fund the capital and related expenditures described in this Prospectus principally through the net proceeds we receive from this Global Offering, cash provided by operating activities, and, as necessary, with short-term and long-term debt.

See the section headed "Business" in this Prospectus for further details of our planned capital expenditures for each of our business segments.

Cash Provided by Financing Activities

We had a net cash outflow from financing activities of Rmb 610.0 million in the first six months of 2002. Our cash outflow in the first half of 2002 largely consisted of an outflow of Rmb 688.0 million to pay down the amount due to CNOOC and Rmb 195.0 million to repay bank and other loans.

We had a net cash inflow from financing activities of Rmb 59.9 million in 2001. Our cash outflow for financing activities in 2001 consisted of Rmb 45.0 million in repayment of bank and other loans and Rmb 135.6 million in payments to CNOOC. Our cash inflow from financing activities in 2001 consisted of Rmb 30.0 million in proceeds from new bank and other loans and Rmb 210.6 million in contributions from CNOOC.

We had a net cash inflow from financing activities of Rmb 13.4 million in 2000. Our cash inflow from financing activities in 2000 consisted of Rmb 85.0 million in proceeds from new bank and other loans and Rmb 18.7 million in capital contributions from CNOOC. Our cash outflow from financing activities in 2000 consisted of Rmb 4.5 million to repay bank loans and Rmb 85.8 million in payments to CNOOC.

We had a net cash outflow for financing activities of Rmb 15.6 million in 1999. Our cash outflow for financing activities in 1999 consisted of Rmb 3.0 million to repay bank and other loans and Rmb 136.8 million in payments to CNOOC. Our cash inflow from financing activities in 1999 consisted of Rmb 90.0 million in proceeds from new bank and other loans and Rmb 34.2 million in capital contributions from CNOOC.

Our distributions to CNOOC for the years ended December 31, 1999, 2000 and 2001 accounted for 100% of our net income for each of those periods.

Prior to the Reorganization, the businesses transferred to us by CNOOC were financed by CNOOC. In connection with the Reorganization, all of CNOOC's loans relating to the businesses were transferred to us, and this debt is reflected in our financial statements included in Appendix I to this Prospectus. As of June 30, 2002, our total combined debt was Rmb 910.7 million, Rmb 310.7 million of which was short-term debt and Rmb 600 million was an interest free long-term payable to CNOOC.

We believe that we have sufficient financial resources to support our operations. We have established good relationships and credibility with various international and PRC financial institutions. We have entered into agreements with PRC financial institutions for loan facilities. However, our ability to obtain or access adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets, in particular:

- Any failure by us to achieve timely rollover, extension or refinancing of our short-term debt may result in an inability to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

- We are a PRC incorporated company. Therefore, prior to any future attempts to access the international capital markets, we will be subject to limitations imposed by various PRC Government authorities, including the State Administration for Foreign Exchange and the PBOC, depending on the type of international financing. We may also need to obtain PRC Government support for any project involving significant capital investment.

- In addition, financing sources often look to similarly situated entities when determining whether, and at what rates, to provide financing. Successful or unsuccessful financings by Hong Kong and PRC entities similarly situated to us could have an impact on our ability to obtain external financing.

See "Risk Factors—Risks Relating to Our Business—Our business requires us to make significant capital expenditures, which depend on our ability to secure financing that is acceptable to us" and "—The execution of our capital expenditure plan is subject to some uncertainty."

WORKING CAPITAL

Taking into account the net proceeds available to us from the Global Offering and our operating cash flow, we believe that we have sufficient working capital for our present requirements.

INFLATION

According to the China Statistical Bureau and as represented by the general consumer price index, China experienced a deflation rate of 1.5% in 1999 and inflation rates of 0.4% in 2000 and 0.7% in 2001. Some of our expenses are denominated in foreign currencies and may be subject to inflation in foreign countries. Inflation or deflation in China and overseas has not had a material impact on our results of operations in recent years.

INDEBTEDNESS STATEMENT

At the close of business on August 31, 2002, being the most recent practicable date, we had the following outstanding unsecured borrowings, all denominated in Renminbi. The exchange rate used to translate Hong Kong dollars into Renminbi at August 31, 2002 was HK$1.00 to Rmb 1.06.

	Repayable within one year		Repayable after one year		Total
	Rmb	HK$	Rmb	HK$	HK$
			(in millions)		
Bank loans	35.0	33.0	—	—	33.0
Loan from CNOOC Finance Corporation Limited	75.0	70.8	—	—	70.8
Due to CNOOC	285.6	269.4	600.0	566.0	835.4
Total	395.6	373.2	600.0	566.0	939.2

The Directors have confirmed that, as at October 31, 2002, they were not aware of any circumstances which, had we been required to comply with Practice Note 19 of the Listing Rules, would give rise to a disclosure requirement under that Practice Note.

Secured Financing

We occasionally pledge our time deposits to secure letters of credit for purposes of purchasing equipment. As of the Latest Practicable Date, we did not have any debt securities, mortgages and charges or other contingent liabilities.

NO MATERIAL ADVERSE CHANGE

Save as aforesaid or as otherwise disclosed herein and apart from intra-group liabilities, our Directors confirm that we did not have, at the close of business on the Latest Practicable Date, any outstanding liabilities or any mortgages, charges, debentures or loan capital, bank overdrafts, loans, liabilities under acceptance or similar indebtedness, hire purchase or finance lease commitments or any guarantees or other material contingent liabilities.

The Directors have confirmed that there has not been any material change in our liabilities and contingent liabilities since the Latest Practicable Date.

MARKET RISKS

Commodity Price Risk

We are exposed to commodity price risks because the demand for our services is closely related to the prices for offshore crude oil and natural gas, which are influenced by global as well as regional supply and demand conditions. A decline in the prices of crude oil, natural gas and refined products could adversely affect the volume of offshore petroleum exploration and development and therefore the demand for our services and our financial performance.

Foreign Currency Exchange Risk

We are exposed to foreign exchange risk because most of our revenue is denominated in the Renminbi, but we purchase many of the assets used in our operations from outside China with foreign currencies. These assets may include drilling rigs, support vessels, tankers, survey and seismic ships and instruments and equipment used in our operations. During the years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002, 39.8%, 57.1%, 30.9% and 56.3%, respectively, of our capital expenditures were denominated in foreign currencies.

Under the current foreign exchange system in China, we are not able to hedge effectively against currency risk, including any possible future depreciation of Renminbi. We believe that our U.S. dollar-denominated and U.S. dollar linked revenues partially limit our foreign exchange risk. During the years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002, approximately 51%, 32%, 34% and 27%, respectively, of our total turnover were denominated in U.S. dollars or U.S. dollar linked currencies. Nevertheless, any depreciation in the value of Renminbi versus the U.S. dollar or other currencies could adversely affect our results of operations and financial condition.

Foreign currency transactions are recorded at the applicable rate of exchange prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange prevailing on that date. Exchange differences are dealt with in the profit and loss account.

Interest Rate Risk

As of the Latest Practicable Date, we do not have any floating interest rate debt. However, if we obtain floating interest rate debt in the future, we will be exposed to interest rate risks resulting from fluctuations in interest rates. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings. Fluctuations in interest rates can lead to significant fluctuations in the fair values of such debt obligations.

ADJUSTED NET TANGIBLE ASSETS

The following statement of adjusted net tangible assets is based on our audited combined net tangible assets as of June 30, 2002 included in Appendix I "Accountants' Report" to this Prospectus, adjusted as described below:

	Rmb '000
Audited net tangible assets as of June 30, 2002	3,671,581
Unaudited profit after taxation for the two months ended August 31, 2002	44,768
Estimated net proceeds of the Global Offering(1)	1,895,496
Adjusted net tangible assets	5,611,845
Adjusted net tangible asset value per Share(2)	Rmb 1.47

(1) Our portion of the estimated net proceeds of the Global Offering is based on the Offer Price of HK$1.55 per H Share (being the mid-point of the estimated Offer Price range of HK$1.40 and HK$1.70 per H Share), is translated into Renminbi at the rate of HK$1.00=Rmb 1.0606, being the PBOC Rate on June 30, 2002, and takes no account of any H Shares which may be issued upon the exercise of the Over-allotment Option. If the Over-allotment Option is exercised in full, our estimated net proceeds of the Global Offering will be approximately HK$2,059.4 million.

(2) The adjusted net tangible asset value per Share is arrived at after the adjustments referred to in this section and on the basis of 3,813,320,000 Shares in issue and to be issued as mentioned herein but it takes no account of any H Shares which may be issued upon the exercise of the Over-allotment Option.

PROFIT FORECAST

The Directors forecast that, on the bases set out in Appendix II to this Prospectus, the combined profit after taxation but before extraordinary items for the year ending December 31, 2002 is unlikely to be less than Rmb 354.0 million. The Directors are not aware of, nor do they expect, any extraordinary items which have arisen in respect of the year ending December 31, 2002.

On a pro forma fully diluted basis and assuming that the Global Offering had been completed and a total of 3,813,320,000 Shares were in issue throughout the year ending December 31, 2002 (taking no account of any H Shares that may be issued pursuant to the exercise of the Over-allotment Option), the estimated earnings per Share for the year ending December 31, 2002 would be HK$0.0875, representing a price/earnings multiple of 17.7 times based on the Offer Price of HK$1.55 per H Share (being the mid-point of the estimated Offer Price range of HK$1.40 to HK$1.70 per H Share).

The text of the letters from Ernst & Young, CSFB and Merrill Lynch in respect of the profit forecast is set out in Appendix II "Profit Forecast" to this Prospectus.

DIVIDEND POLICY AND DISTRIBUTABLE RESERVES

Before the Global Offering, we were a wholly owned subsidiary of CNOOC and thus declared all of our net profits as dividends. For the three years ended December 31, 2001, we declared distributions of Rmb 88.2 million, Rmb 286.9 million, and Rmb 273.1 million, respectively. In connection with our Reorganization and in preparation for this Global Offering, we declared a special distribution of Rmb 344.9 million for the four-month period ended April 30, 2002. The amount of distributions that we have declared historically as a private company are not indicative of the dividends that we may pay in the future.

After completion of the Global Offering, our Shareholders will be entitled to receive dividends declared by our Board of Directors. The payment and the amount of any dividends will be at the discretion of our Directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Directors deem relevant. In addition, as our controlling shareholder (as defined in the Listing Rules), CNOOC, subject to our Articles of Association and relevant PRC legal provisions, will be able to influence our dividend policy.

Subject to the factors described above, we plan to distribute 20% to 30% of our net profit for periods subsequent to our Reorganization. However, we have not yet determined the dividend amounts payable for the period from the effective date of our Reorganization, April 30, 2002, to the end of the year ending December 31, 2002. Cash dividends on our H Shares, if any, will be paid in Hong Kong dollars. Other distributions, if any, will be paid to our Shareholders by any means our Directors deem legal, fair and practical.

Since we are a joint stock limited liability company in China, our dividend distribution policy is subject to the PRC Company Law and certain provisions required by PRC law to be included in our Articles of Association. These measures stipulate that we can only distribute net profit attributable to Shareholders as dividends after we have allocated:

- sufficient funds to make up for cumulative prior year losses, if any;
- at least 10% of our after tax profit to a statutory common reserve fund, provided that we have no obligation to contribute to such fund when it in aggregate amounts to 50% of our registered capital;
- from 5% to 10% of our after tax profit to our statutory public welfare fund; and
- a discretionary amount to a common reserve fund if approved by our Shareholders.

As at June 30, 2002, in accordance with the PRC Company Law, an amount of approximately Rmb 999 million standing to the credit of our capital reserve account, as determined under the PRC accounting standards and regulations, was available for distribution by way of future capitalization issue. In addition, as of that date we had retained profits of approximately Rmb 72 million that were available for distribution as dividends after allowances having been made as set forth in Section 4(i) of Accountants' Report in Appendix I to this Prospectus. Save as aforesaid, we did not have any other reserves available for distribution to our Shareholders at June 30, 2002.

Future Plans and Prospects

We intend to solidify our leading market position offshore China and selectively pursue opportunities to expand our operations outside the PRC. Our strategy to accomplish this plan includes five main components:

- expand our operating capacity;
- further integrate our service and product lines;
- increase our technical capabilities;
- strengthen and expand our client relationships; and
- selectively pursue international opportunities.

We have developed specific plans for achieving these strategies. For further details, see the section headed "Business—Our Business Strategy" in this Prospectus.

Use of Proceeds

We estimate that our portion of the net proceeds of the Global Offering, after deducting underwriting fees and estimated expenses payable by us, will be approximately HK$1,787.2 million (US$229.0 million) (assuming an Offer Price of HK$1.55 per H Share, being the mid-point of the estimated Offer Price range of HK$1.40 and HK$1.70). If the Over-allotment Option is exercised in full, our net proceeds will increase to approximately HK$2,059.4 million (US$263.9 million). We plan to use our net proceeds from the Global Offering principally to fund our capital expenditure program. For further details, see the section headed "Financial Information—Capital Expenditures and Investments" in this Prospectus.

To the extent that our net proceeds from the Global Offering are not immediately required for the above purposes, we intend to place them in short-term, interest-bearing, foreign currency deposits at the Bank of China, Industrial and Commercial Bank of China or other commercial banks in China.

The net proceeds from the Global Offering accruing to CNOOC (assuming that the Over-allotment Option is not exercised) after deducting underwriting fees payable by CNOOC in relation to the Global Offering and assuming an Offer Price of HK$1.55 per H Share, being the mid-point of the estimated Offer Price range of HK$1.40 to HK$1.70 per H Share, are estimated to be approximately HK$181.5 million (US$23.3 million). CNOOC has informed us that it intends to contribute its portion of the net proceeds from the Global Offering to the national social security fund in accordance with relevant PRC Government requirements. For further details, see Appendix VII "Statutory and General Information—Particulars of CNOOC, Our Selling Shareholder" to this Prospectus.

In the event there is to be any material modification to the proposed use of proceeds as described above, we will issue an announcement of the change.

In accordance with the PRC accounting rules applicable to joint stock limited liability companies, the net proceeds from the Global Offering received by us in a currency other than the Renminbi will be converted and accounted for in our consolidated financial statements at the PBOC Rate in effect at the time when the net proceeds are received. The Hong Kong dollar and Renminbi exchange rate for the purpose of presenting the amounts for use of proceeds under this section is based on the PBOC Rate prevailing on June 30, 2002, of HK$1.00 = Rmb 1.0606.

UNDERWRITERS

Hong Kong Underwriters

Credit Suisse First Boston (Hong Kong) Limited

Merrill Lynch Far East Limited

BNP Paribas Peregrine Securities Limited

BOCI Asia Limited

CITIC Capital Markets Limited

ICEA Capital Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Hong Kong Public Offering

Hong Kong Underwriting Agreement. The Hong Kong Underwriting Agreement was entered into on November 8, 2002. As described in the Hong Kong Underwriting Agreement, we are offering the Hong Kong Offer Shares for subscription on the terms and subject to the conditions of this Prospectus and the Application Forms at the Offer Price. Subject to the Listing Committee granting the listing of, and permission to deal in, the H Shares in issue and to be issued as mentioned herein, and to certain other conditions set out in the Hong Kong Underwriting Agreement (including CSFB and Merrill Lynch (on behalf of the Underwriters), CNOOC, as a selling Shareholder, and us agreeing to the Offer Price), the Hong Kong Underwriters have agreed severally to subscribe or procure subscribers for the Hong Kong Offer Shares which are being offered but are not taken up under the Hong Kong Public Offering on the terms and subject to the conditions of this Prospectus and the Application Forms.

The Hong Kong Underwriting Agreement is conditional upon and subject to the International Underwriting Agreement having been signed and becoming unconditional.

Grounds for termination. The obligation of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Offer Shares is subject to termination if, at any time prior to 8:00 a.m. on the Listing Date:

(i) there has come to the notice of any Joint Sponsor or Hong Kong Underwriter:

- any adverse change or prospective adverse change in our condition, financial or otherwise, or in our earnings, business affairs, business prospects or trading position; or

- any matter or event showing any of the warranties we or CNOOC gave in the Hong Kong Underwriting Agreement to be untrue or misleading in any material respect when given or repeated; or

- any material breach on our part or on the part of CNOOC of any of the provisions of the Hong Kong Underwriting Agreement or the International Underwriting Agreement; or

- any matter which has arisen or has been discovered which would, had it arisen immediately before the date of this Prospectus, not having been disclosed in this Prospectus, constitute a material omission in this Prospectus; or

(ii) there shall develop, occur, exist or come into effect:

- any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority of any relevant jurisdiction; or

- any change or development involving a prospective change in, or any event or series of events likely to result in any change in local, national or international financial, political, military, industrial, economic, currency, market or regulatory conditions (including but not limited to a change in the system under which the value of the H.K. dollar is linked to the U.S. dollar or a devaluation of the Renminbi against any foreign currencies) in Hong Kong or the PRC or the U.S. or any other relevant jurisdiction;

- any material adverse change in the financial markets in the U.S., Hong Kong or in the international financial markets, or any change or development involving a prospective change in local, national or international political, financial or economic conditions; or

- a suspension or material limitation in trading generally on the New York Stock Exchange, Inc. or the Stock Exchange, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of the said exchanges or by such system or by order of any regulatory or governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services or procedures in the U.S., Hong Kong or the PRC; or

- a change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) or currency exchange rates in Hong Kong, the PRC, the U.S. or other relevant jurisdictions; or

- any general moratorium on commercial banking activities in Hong Kong (imposed by the Hong Kong Financial Secretary and/or the Hong Kong Monetary Authority or otherwise), New York (imposed at the U.S. federal or New York State level or otherwise) or the PRC; or

- any outbreak of hostilities involving the U.S., the PRC or Hong Kong or any escalation thereof, or the declaration by the U.S., the PRC or Hong Kong of a national emergency or war or the occurrence of any other calamity or crisis; or

- any event of force majeure affecting the U.S., the PRC, Hong Kong or any other relevant jurisdictions, including, without limitation, act of God, war, riot, public disorder, civil commotion, economic sanctions, fire, flood, explosion, epidemic, terrorism, strike or lock-out, which, in the opinion of the Joint Sponsors (for themselves and on behalf of the Hong Kong Underwriters):

- is or may or will be materially adverse to the business, financial or other condition or prospects of our company and our subsidiaries taken as a whole; or

- has or will have or is likely to have a material adverse effect on the success of this Global Offering or the level of Offer Shares being applied for or accepted or the distribution of Offer Shares; or

- makes it inadvisable, impracticable or inexpedient to proceed with this Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by this Prospectus.

Undertakings. We have undertaken to each of the Joint Global Coordinators and the Hong Kong Underwriters pursuant to the Hong Kong Underwriting Agreement, and CNOOC has undertaken to procure that, except pursuant to the Global Offering (including pursuant to the Over-Allotment Option), during a period of 180 days from the date of the Hong Kong Underwriting Agreement, we will not without the Joint Global Coordinators' prior written consent and unless in compliance with the requirements of the Listing Rules offer, pledge, charge, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, or repurchase, any of our Share capital or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, such Share capital or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Share capital, whether any of the foregoing transactions is to be settled by delivery of Share capital or such other securities, in cash or otherwise, and further that, in the event of a disposal of any of our Shares or any interest therein within 180 days after the date falling 12 months after the date of the Hong Kong Underwriting Agreement, we will take all reasonable steps to ensure that such an issue or disposal will not create a disorderly or false market for our Shares.

CNOOC has undertaken to us, the Joint Global Coordinators, the Hong Kong Underwriters and the Joint Sponsors that, except pursuant to the Global Offering (including pursuant to the Over-Allotment Option), it will not without the prior written consent of the Joint Global Coordinators and unless in compliance with the requirements of the Listing Rules, at any time during a period of 12 months after the Listing Date offer, pledge, charge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, any of our Share capital or other securities held by it that are convertible into or exercisable or exchangeable for, or that represent the right to receive any such Share capital or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Share capital, whether any of the foregoing transactions is to be settled by delivery of Share capital or such other securities, in cash or otherwise, and further agrees that, in the event of a disposal of any our Shares or any interest therein within 12 months after the date falling 12 months after the Listing Date, it will take all reasonable steps to ensure that such a disposal will not create a disorderly or false market for our H Shares.

CNOOC has undertaken to the Stock Exchange that except pursuant to the Global Offering or the Over-allotment Option, (i) it will not, without the prior written consent of the Stock Exchange and unless in compliance with the requirements of the Listing Rules, during the period of six months from the date on which dealing in the H Shares first commences on the Stock Exchange (the "First Six-month Period"), dispose of any of the Shares in respect of which CNOOC is shown by this Prospectus to be the beneficial owner (the "Parent Shares"); (ii) it will not, without the prior written consent of the Stock Exchange, in the six month period commencing from the expiry of the First Six-month Period (the "Second Six-month Period") dispose of any of the Parent Shares and to such extent that immediately following such disposal, CNOOC would then cease to be a controlling shareholder (as defined in the Listing Rules) of our Company; and (iii) it will, on any disposal of such Parent Shares during the Second Six-month Period, take all reasonable steps to ensure that any such disposal will not create a disorderly or false market.

CNOOC has further undertaken to us, the Joint Global Coordinators, the Hong Kong Underwriters and the Joint Sponsors and the Stock Exchange that it will, at any time after the date of this Prospectus up to and including the date falling 12 months from the date on which dealings in the H Shares on the Stock Exchange commence, immediately inform us, the Joint Global Coordinators and the Joint Sponsors of the instituting of any pledges or charges of any of our Shares or of our other Share capital beneficially owned by it and the number of such Shares or other securities so pledged or charged and of any indication received by it, either verbal or written, from any pledgee or chargee of any of our Shares or other of our Share capital pledged or charged that such Shares or other Share capital of our company will be disposed of.

We agree and undertake that upon receiving such information in writing from CNOOC, we shall comply with all requirements of the Listing Rules (including informing the Stock Exchange and issuing announcements) and other applicable laws and regulations including without limitation the Securities (Disclosure) of Interests Ordinance.

Commission and expenses. The Hong Kong Underwriters will receive a commission of 2.50% of the aggregate Offer Price payable for the Hong Kong Offer Shares initially offered under the Hong Kong Public Offering, out of which they will pay any sub-underwriting commissions. For unsubscribed Hong Kong Offer Shares reallocated to the International Offering, we will pay to the International Underwriters an underwriting commission at the rate applicable to the International Offering Shares. We will pay such fee and commission in connection with the Hong Kong Public Offering and the International Offering, together with the Stock Exchange listing fees, the Stock Exchange transaction levy, legal and other professional fees, printing, and other expenses relating to the Global Offering, which are estimated to amount to approximately HK$93.5 million in aggregate (based on the mid-point of the Offer Price range and assuming the Over-allotment Option is not exercised).

We have agreed to indemnify the Hong Kong Underwriters for certain losses which they may suffer, including losses arising from the performance of their obligations under the Hong Kong Underwriting Agreement and any breach by us of the Hong Kong Underwriting Agreement.

International Offering

In connection with the International Offering, it is expected that we and CNOOC, as a selling Shareholder, will enter into the International Underwriting Agreement with the International Underwriters. Under the International Underwriting Agreement, the International Underwriters will be, subject to certain conditions, severally agree to purchase the International Offering Shares being offered pursuant to the International Offering or procure purchasers for such International Offering Shares.

We and CNOOC, as a selling Shareholder, will grant to the International Underwriters the Over-allotment Option, exercisable by Credit Suisse First Boston (Hong Kong) Limited and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the International Underwriters within 30 days after the Listing Date, to require us and CNOOC to allot and issue up to an aggregate of 200,200,000 additional H Shares at the Offer Price solely to cover any over-allotment in the International Offering.

We and CNOOC, as a selling Shareholder, will agree to jointly and severally indemnify the International Underwriters against certain liabilities, including liabilities under the U.S. Securities Act, subject to certain limitations with respect to CNOOC.

PRICE PAYABLE ON APPLICATION

The Offer Price will not be more than HK$1.70 and is expected to be not less than HK$1.40. If you apply for the Offer Shares under the Hong Kong Public Offering, you must pay the maximum Offer Price of HK$1.70 per Offer Share plus a 1.0% brokerage fee, 0.005% Stock Exchange trading fee and 0.007% SFC transaction levy. This means that for every board lot of 2,000 Offer Shares, you should pay HK$3,434.41 at the time of your application.

If the Offer Price, as finally determined in the manner described below, is lower than HK$1.70, we will refund the respective difference, including the brokerage fee, Stock Exchange trading fee and SFC transaction levy attributable to the surplus application monies. We will not pay interest on any refunded amounts. Further details are set out in the section headed "How to Apply for Hong Kong Offer Shares" in this Prospectus.

DETERMINING THE OFFER PRICE

The Offer Price is expected to be fixed by agreement between CSFB and Merrill Lynch, on behalf of the Underwriters, CNOOC, as a selling Shareholder, and us on the Price Determination Date, when market demand for the Offer Shares will be determined. The Price Determination Date is expected to be on or about Friday, November 15, 2002 and in any event, no later than Monday, November 18, 2002.

The Offer Price will not be more than HK$1.70 per Offer Share and is currently expected to be not less than HK$1.40 per Offer Share unless otherwise announced as further explained below, not later than the morning of the last day for lodging applications under the Hong Kong Public Offering.

CSFB and Merrill Lynch, on behalf of the Underwriters, may, where considered appropriate based on the level of interest expressed by prospective professional, institutional, corporate and other investors during the book-building process, and with the consent of CNOOC, as a selling Shareholder, and us, reduce the number of Offer Shares and/or the indicative Offer Price range below that stated in this Prospectus on or prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, we will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering, cause there to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) notice of the reduction in the number of Offer Shares and/or the indicative Offer Price range. **Before submitting applications for Hong Kong Offer Shares, applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative Offer Price range may not be made until the last day for lodging applications under the Hong Kong Public Offering.**

In such notice, we will also confirm or revise, as appropriate, the working capital statement and the offer statistics as currently set out in the section headed "Summary" in this Prospectus, and any other financial information which may change as a result of such reduction. **If you have already submitted an application for Hong Kong Offer Shares before the last day for lodging applications under the Hong Kong Public Offering, you will not be allowed to subsequently withdraw your application, even if the number of Offer Shares and/or Offer Price range is reduced.** If we do not publish a notice in the South China Morning Post and the Hong Kong Economic Times of a reduction in the number of Offer Shares and/or the indicative Offer Price range stated in this Prospectus on the morning of the last day for lodging applications under the Hong Kong Offering, the number of Offer Shares and the Offer Price, if agreed upon by CNOOC and us, will be within the Offer Price range as stated in this Prospectus.

We expect to publish an announcement in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) of the applicable Offer Price, together with the level of applications in the Hong Kong Public Offering and the basis of allotment of the Hong Kong Offer Shares, on Monday, November 18, 2002.

CONDITIONS OF THE GLOBAL OFFERING

Acceptance of all applications for the Offer Shares pursuant to the Hong Kong Public Offering will be conditional on, among other things:

- the Listing Committee granting the listing of, and permission to deal in, the H Shares in issue and to be issued as mentioned herein (including any additional H Shares which may be issued pursuant to the exercise of the Over-allotment Option), and such listing and permission not subsequently having been revoked prior to the commencement of dealings in the H Shares on the Stock Exchange;

- the Offer Price having been duly determined and the execution and delivery of the International Underwriting Agreement on or about the Price Determination Date; and

- the obligations of the Underwriters under the Underwriting Agreements becoming and remaining unconditional (including, if relevant, as a result of the waiver of any conditions by CSFB and Merrill Lynch, on behalf of the Underwriters) and such obligations not being terminated in accordance with the terms of the respective agreements,

in each case, on or before the dates and times specified in the Underwriting Agreements (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than the date which is 30 days after the date of this Prospectus.

The consummation of each of the Hong Kong Public Offering and the International Offering is conditional upon, among other things, the other becoming unconditional and not having been terminated in accordance with their respective terms.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Global Offering will lapse and the Stock Exchange will be notified immediately. We will publish a notice of the lapse of the Global Offering in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on the next day after such lapse.

In the above situation, we will return all application monies to the applicants, without interest and on the terms set out in the section headed "How to Apply for Hong Kong Offer Shares" in this Prospectus. In the meantime, we will hold all application monies in a separate bank account or separate bank accounts with the receiving banker or other bank(s) in Hong Kong licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong, as amended).

We expect to issue H Share certificates for the Offer Shares on Tuesday, November 19, 2002. However, these H Share certificates will only become valid certificates of title at 8:00 a.m. on Wednesday, November 20, 2002, provided that (i) the Global Offering has become unconditional in all respects and (ii) the right of termination as described in the section headed "Underwriting" in this Prospectus has not been exercised.

THE GLOBAL OFFERING

Our Global Offering consists of the Hong Kong Public Offering and the International Offering. We intend to initially offer 1,334,652,000 Offer Shares (subject to adjustment) under the Global Offering, of which 1,201,186,000 Offer Shares will be conditionally placed pursuant to the International Offering and the remaining 133,466,000 Offer Shares will be offered to the public in Hong Kong at the Offer Price under the Hong Kong Public Offering (subject, in each case, to reallocation on the basis described below under "The Hong Kong Public Offering"). The Offer Shares conditionally placed pursuant to the International Offering will initially include 1,079,854,000 New Placing Shares and 121,332,000 Sale Shares.

You may apply for Offer Shares under the Hong Kong Public Offering or indicate an interest for Offer Shares under the International Offering, but you may not apply under both of these methods for the Offer Shares. In other words, you may only receive H Shares under either the International Offering or the Hong Kong Public Offering, but not under both of these methods. The Hong Kong Public Offering is open to members of the public in Hong Kong as well as to institutional and professional investors. The International Offering will involve selective marketing of the Offer Shares to institutional and professional investors and other investors anticipated to have a sizeable demand for our Offer Shares. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities. Prospective professional, institutional and other investors will be required to specify the number of the Offer Shares under the International Offering they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building," is expected to continue up to the Price Determination Date.

Allocation of the Offer Shares pursuant to the Global Offering will be determined by CSFB and Merrill Lynch and will be based on a number of factors including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further, and/or hold or sell, H Shares after the listing of the H Shares on the Stock Exchange. Such allocation may be made to professional, institutional and corporate investors and is intended to result in a distribution of the H Shares on a basis which would lead to the establishment of a solid Shareholder base to the benefit of us and our Shareholders as a whole.

Allocation of Hong Kong Offer Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary depending on the number of Hong Kong Offer Shares validly applied for by applicants. We intend to make the allocation strictly on a pro-rata basis, although we may, if necessary, allocate the Hong Kong Offer Shares on the basis of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

In connection with the Global Offering, we and CNOOC intend to grant the Over-allotment Option to CSFB and Merrill Lynch on behalf of the International Underwriters. The Over-allotment Option gives CSFB and Merrill Lynch the right within 30 days after the Listing Date to require us and CNOOC to allot and issue up to an aggregate of 200,200,000 additional H Shares representing approximately 15% of the initial size of the Global Offering at the Offer Price solely to cover over-allocations in the International Offering, if any. CSFB and Merrill Lynch may also cover such over-allocation by purchasing the Offer Shares in the secondary market or by a combination of purchases in the secondary market and a partial exercise of the Over-allotment Option. Any such secondary market purchase will be made in compliance with all applicable laws, rules and regulations. If CSFB and Merrill Lynch exercise the Over-allotment Option in full, the additional Offer Shares will represent approximately 5.0% of our enlarged Share capital following the completion of the Global Offering and the exercise of the Over-allotment Option. In the event that the Over-allotment Option is exercised, a press announcement will be made.

The 1,334,652,000 Offer Shares initially being offered in the Global Offering will represent approximately 35% of our enlarged Share capital immediately after completion of the Global Offering, without taking into account the exercise of the Over-allotment Option. If CSFB and Merrill Lynch exercise the Over-allotment Option in full, the Offer Shares will represent approximately 38.4% of our enlarged Share capital immediately after completion of the Global Offering and the exercise of the Over-allotment Option.

The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters and the International Offering is expected to be fully underwritten by the International Underwriters. The Hong Kong Public Offering and the International Offering are subject to the conditions set out in the section headed "Underwriting—Underwriting Arrangements and Expenses" in this Prospectus. In particular, CSFB and Merrill Lynch (on behalf of the Hong Kong Underwriters), CNOOC (as a selling Shareholder) and us must agree on the Offer Price. The Hong Kong Underwriting Agreement was entered into on Friday, November 8, 2002 and, subject to an agreement on the Offer Price between CSFB and Merrill Lynch (on behalf of the Underwriters), CNOOC, as a selling Shareholder, and us, the International Underwriting Agreement is expected to be entered into on Friday, November 15, 2002. The Hong Kong Underwriting Agreement and the International Underwriting Agreement are inter-conditional upon each other.

THE HONG KONG PUBLIC OFFERING

The Hong Kong Public Offering is a fully underwritten public offer (subject to agreement as to pricing and satisfaction or waiver of the other conditions set out in the Hong Kong Underwriting Agreement and described in the section headed "Conditions of the Global Offering" in this Prospectus) for the subscription in Hong Kong of, initially, 133,466,000 Offer Shares at the Offer Price (representing approximately 10% of the total number of the Offer Shares initially available under the Global Offering). Subject to the reallocation of Offer Shares between the International Offering and the Hong Kong Public Offering, the Hong Kong Offer Shares will represent approximately 3.5% of our enlarged issued share capital immediately after completion of the Global Offering assuming that the Over-allotment Option is not exercised.

The total number of the Offer Shares available under the Hong Kong Public Offering is to be divided equally into two pools for allocation purposes:

- Pool A: The Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for the Offer Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the Stock Exchange trading fee and the SFC transaction levy payable) or less; and

- Pool B: The Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for the Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the Stock Exchange trading fee and the SFC transaction levy payable) and up to the value of pool B.

Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If the Hong Kong Offer Shares in one (but not both) of the pools are under-subscribed, the surplus Hong Kong Offer Shares will be transferred to the other pool to satisfy demand in the other pool and be allocated accordingly. For the purpose of this subsection only, the "subscription price" for the Hong Kong Offer Shares means the price payable on application therefor (without regard to the Offer Price as finally determined).

Applicants can only receive an allocation of the Hong Kong Offer Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 50% of the 133,466,000 Hong Kong Offer Shares initially included in the Hong Kong Public Offering (that is, 66,733,000 Hong Kong Offer Shares) are liable to be rejected. Each applicant under the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him or her that he or she and any person(s) for whose benefit he or she is making the application have not indicated an interest for or taken up and will not indicate an interest for or take up any Offer Shares under the International Offering, and such applicant's application will be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be).

The allocation of the Offer Shares between the Hong Kong Public Offering and the International Offering is subject to the following adjustments:

- If the number of the Hong Kong Offer Shares validly applied for under the Hong Kong Public Offering represents 15 times or more but less than 50 times the number of the Hong Kong Offer Shares initially available for subscription under the Hong Kong Public Offering, then New Placing Shares will be reallocated to the Hong Kong Public Offering from the International Offering, so that the total number of the Hong Kong Offer Shares available under the Hong Kong Public Offering will be 400,396,000 Hong Kong Offer Shares, representing approximately 30% of the Offer Shares initially available under the Global Offering;

- If the number of the Hong Kong Offer Shares validly applied for under the Hong Kong Public Offering represents 50 times or more but less than 100 times the number of the Hong Kong Offer Shares initially available for subscription under the Hong Kong Public Offering, then the number of New Placing Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased so that the total number of the Hong Kong Offer Shares available under the Hong Kong Public Offering will be 533,860,000 Hong Kong Offer Shares, representing approximately 40% of the Offer Shares initially available under the Global Offering; and

- If the number of the Hong Kong Offer Shares validly applied for under the Hong Kong Public Offering represents 100 times or more the number of the Hong Kong Offer Shares initially available for subscription under the Hong Kong Public Offering, then the number of New Placing Shares to be reallocated to the Hong Kong Public Offering from the International Offering will be increased, so that the total number of the Hong Kong Offer Shares available under the Hong Kong Public Offering will be 667,326,000 Hong Kong Offer Shares, representing 50% of the Offer Shares initially available under the Global Offering.

We will reject multiple applications within pool A or pool B, and between the two pools. Our Directors, the Joint Sponsors (on behalf of the Hong Kong Underwriters) and us will take reasonable steps to identify and reject applicants under the Hong Kong Public Offering from investors who have received Shares in the International Offering, and to identify and reject indications of interest in the International Offering from investors who have received Shares in the Hong Kong Public Offering.

In addition, if the Hong Kong Public Offering is not fully subscribed, CSFB and Merrill Lynch will have the discretion to reallocate to the International Offering all or any unsubscribed Hong Kong Offer Shares in such numbers as they deem appropriate.

References in this Prospectus to applications, Application Forms, application or subscription monies or the procedure for application relate solely to the Hong Kong Public Offering.

THE INTERNATIONAL OFFERING (INCLUDING OFFER FOR SALE)

The number of the Offer Shares to be initially offered for subscription under the International Offering will be 1,201,186,000 Offer Shares, representing approximately 90% of the Offer Shares under the Global Offering and approximately 31.5% of our enlarged issued Share capital immediately after completion of the Global Offering assuming the Over-allotment Option is not exercised. The Offer Shares initially offered for subscription under the International Offering include 1,079,854,000 New Placing Shares and 121,332,000 Sale Shares. CNOOC, as a selling Shareholder, will be selling 121,332,000 Sale Shares, representing approximately 3.2% of our enlarged issued Share capital immediately after completion of the Global Offering assuming the Over-allotment Option is not exercised. At the date of this Prospectus, CNOOC held 100% of our issued share capital and, immediately after completion of this Offering, CNOOC will hold approximately 61.6% of our enlarged issued share capital assuming the Over-allotment Option is fully exercised.

Pursuant to the International Offering, the Sale Shares and New Placing Shares will be conditionally placed on behalf of, respectively, CNOOC and us by the International Underwriters or through selling agents appointed by them. International Offering Shares will be placed with certain professional and institutional investors and other investors anticipated to have a sizeable demand for the International Offering Shares in Hong Kong, Europe and other jurisdictions outside the United States (other than the PRC) in offshore transactions in reliance on Regulation S and in the United States with QIBs in reliance on Rule 144A. The International Offering is subject to the Hong Kong Public Offering becoming unconditional.

There are two ways to make an application for our H Shares. You may either use an Application Form or you may **electronically** instruct HKSCC to cause HKSCC Nominees to apply for H Shares on your behalf. Except where you are a nominee and provide the required information in your application, you or you and your joint applicant(s) may not make more than one application (whether individually or jointly) by applying on a **white** or **yellow** Application Form or by giving **electronic application instructions** to HKSCC.

I. APPLYING BY USING AN APPLICATION FORM

WHICH APPLICATION FORM TO USE

Use a **white** Application Form if you want the H Shares issued in your own name.

Use a **yellow** Application Form if you want the H Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

Note: Our H Shares are not available to our Directors, Supervisors, chief executive officer or any of their respective associates (as defined in the Listing Rules), a connected person of our company (unless otherwise allowed by the Stock Exchange) or to legal or natural persons of the PRC (other than Hong Kong, Macau and Taiwan) or United States persons (as defined in the Regulation S under the U.S. Securities Act) or persons who do not have a Hong Kong address.

WHERE TO COLLECT THE APPLICATION FORMS

You can collect a **white** Application Form and a Prospectus from:

Any participant of the Stock Exchange

Credit Suisse First Boston (Hong Kong) Limited
45/F, Two Exchange Square
8 Connaught Place, Central
Hong Kong

Merrill Lynch Far East Limited
17/F, Asia Pacific Finance Tower
3 Garden Road, Central
Hong Kong

BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower
3 Garden Road, Central
Hong Kong

BOCI Asia Limited
35/F, Bank of China Tower
1 Garden Road, Central
Hong Kong

CITIC Capital Markets Limited
26/F, Citic Tower
1 Tim Mei Avenue, Central
Hong Kong

ICEA Capital Limited
42/F, Jardine House
1 Connaught Place, Central
Hong Kong

or any of the following branches of the Bank of China (Hong Kong) Limited:

Hong Kong Island:	**Bank of China Tower Branch**	**3/F, 1 Garden Road, Central**
	Central District (Wing On House) Branch	**71 Des Voeux Road Central**
	Wan Chai Branch	**395 Hennessy Road, Wan Chai**
	North Point Branch	**G/F, Roca Centre, 464 King's Road, North Point**
	United Centre Branch	**Shop 1021, 1/F, United Centre, 95 Queensway**
	Taikoo Shing (Hoi Sing Mansion) Branch	**Shop G1006, Hoi Sing Mansion, Taikoo Shing**
Kowloon:	**Tsim Sha Tsui (Houston Centre) Branch**	**G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui**
	Yau Ma Tei Branch	**471 Nathan Road, Yau Ma Tei**
	Hoi Yuen Road Branch	**55 Hoi Yuen Road, Kwun Tong**
	Mong Kok (President Commercial Centre) Branch	**608 Nathan Road, Mong Kok**
	Whampoa Garden Branch	**Shop G8B, Willow Mansion, Site 1, Whampoa Garden, Hung Hom**
New Territories:	**Castle Peak Road (Tsuen Wan) Branch**	**167 Castle Peak Road, Tsuen Wan**
	Lucky Plaza Branch	**G/F, Lucky Plaza, Wang Pok Street, Shatin**

You can collect a **yellow** Application Form and a Prospectus from:

- the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or
- the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong; or
- your stockbroker, who may have such Application Forms and this Prospectus available.

How to Complete the Application Forms

There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not follow the instructions, your application may be rejected and returned by ordinary post together with the accompanying cheque or banker's cashier order to you (or the first-named applicant in the case of joint applicants) at your own risk to the address stated in the Application Form.

You should note that by signing on the Application Form, among other things:

- you agree with us and each of our Shareholders, and we agree with each of our Shareholders to observe and comply with the PRC Company Law, the Special Regulations, and the Articles of Association;

- you agree with us, each of our Shareholders, Directors, Supervisors, managers and officers, and we, acting for ourself and for each of our Directors, Supervisors, managers and officers agree with each of our Shareholders, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;

- you agree with us and each of our Shareholders that our H Shares are freely transferable by the holders thereof;

- you authorize us to enter into a contract on your behalf with each of our Directors and officers whereby such Directors and officers undertake to observe and comply with their obligations to Shareholders as stipulated in the Articles of Association;

- confirm that you have only relied on the information and representations in this Prospectus in making your application and will not rely on any other information and representations save as set out in any supplement to the Prospectus;

- agree that we and our Directors are liable only for the information and representations contained in the Prospectus and any supplement thereto; and

- agree to disclose to us, and/or our registrar, receiving banker, advisers and agents and the Joint Global Coordinators personal data and any information which we or they require about you or the person(s) for whose benefit you have made the application.

If your application is made through a duly authorized attorney, we and the Joint Global Coordinators will have discretion to accept it, subject to any conditions we think fit, including evidence of the authority of your attorney.

How Many Applications You May Make

You may make more than one application for the Hong Kong Offer Shares only if:

You are a **nominee,** in which case you may both give **electronic application instructions** to HKSCC (if you are a CCASS Participant) and lodge more than one Application Form in your own name on behalf of different beneficial owners. In the box on the Application Form marked "For nominees" you must include:

- an account number; or
- some other identification code

for **each** beneficial owner. If you do not include this information, the application will be treated as being made for your benefit.

Otherwise, multiple applications are not allowed.

It will be a term and condition of all applications that by completing and delivering an Application Form, you:

- (if the application is made for your own benefit) warrant that this is the only application which will be made for your benefit on a **white** or **yellow** Application Form or by giving **electronic application instructions** to HKSCC;
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that this is the only application which will be made for the benefit of that other person on a **white** or **yellow** Application Form or by giving **electronic application instructions** to HKSCC, and that you are duly authorized to sign the Application Form as that other person's agent.

Except where you are a nominee and provide the information required to be provided in your application. **All** of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly) on a **white** or **yellow** Application Form or by giving **electronic application instructions** to HKSCC; or
- both apply (whether individually or jointly) on a **white** Application Form and a **yellow** Application Form or by giving **electronic application instructions** to HKSCC; or
- apply (whether individually or jointly) on one **white** or **yellow** Application Form or by giving **electronic application instructions** to HKSCC for more than 50% of the Hong Kong Offer Shares initially being offered for public subscription under the Hong Kong Public Offering.

All of your applications will also be rejected as multiple applications if more than one application is made for **your benefit.** If an application is made by an unlisted company and

- the principal business of that company is dealing in securities; and
- you exercise statutory control over that company,

then the application will be treated as being for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange. **Statutory control in relation to a company** means you:

- control the composition of the board of directors of that company; or
- control more than half of the voting power of that company; or
- hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

DESPATCH/COLLECTION OF SHARE CERTIFICATES AND REFUND CHEQUES

Your application monies, or an appropriate portion thereof, together with the related brokerage fee, Stock Exchange trading fee and SFC transaction levy, will be refunded without interest if:

- your application is rejected, not accepted or only accepted in part;
- the Offer Price as finally determined is less than the initial price per H Share (excluding brokerage, Stock Exchange trading fee and SFC transaction levy thereon) paid on application;
- the conditions of the Global Offering are not fulfilled in accordance with the section headed "Structure of the Global Offering—Conditions of the Global Offering" in this Prospectus; or
- any application is revoked or any allocation pursuant thereto has become void.

It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

No temporary document of title will be issued in respect of our H Shares. No receipt will be issued for sums paid on application but, subject to the provisions mentioned below, in due course there will be sent to you by ordinary post, at your own risk, to the address specified on your Application Form:

- for applicants on **white** Application Forms: (i) H Share certificate(s) for all the Hong Kong Offer Shares applied for, if the application is wholly successful; or (ii) H Share certificate(s) for the number of Hong Kong Offer Shares successfully applied for, if the application is partially successful (except for wholly successful and partially successful applicants on **yellow** Application Forms whose H Share certificates will be deposited into CCASS as described below); and/or
- for applicants on **white** and **yellow** Application Forms, a refund cheque or refund cheques crossed "Account Payee Only" in favor of the applicant (or, in the case of joint applicants, the first-named applicant) for: (i) the surplus application monies for the Hong Kong Offer Shares unsuccessfully applied for, if the application is partially unsuccessful; or (ii) all the application monies, if the application is wholly unsuccessful; and/or (iii) the difference between the Offer Price and the initial price per Share paid on application in the event that the Offer Price is less than the initial price per Share paid on application, in each case including related brokerage fee at the rate of 1.0%, a Stock Exchange trading fee of 0.005% and a SFC transaction levy of 0.007% but without interest.

Subject as mentioned below, refund cheques for surplus application monies (if any) in respect of wholly and partially unsuccessful applications and H Share certificates for successful applicants under **white** Application Forms are expected to be posted on Tuesday, November 19, 2002. We reserve the right to retain any H Share certificates and any surplus application monies pending clearance of cheque(s) or banker's cashier order(s).

If you are applying for 500,000 Hong Kong Offer Shares or more on a **white** or **yellow** Application Form and have indicated your intention in your Application Form to collect your refund cheque(s) (where applicable) and/or (for applicants using **white** Application Forms) H Share certificate(s) (where applicable) from the H Share Registrar, Computershare Hong Kong Investor Services Limited, and have provided all information required by your Application Form, you may collect (where applicable) your refund cheque(s) and (where applicable) H Share certificate(s) from Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Tuesday, November 19, 2002 or any other date notified by us in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) as the date of despatch of H Share certificates/refund cheques. If you are an individual who opt for personal collection, you may not authorize any other person to make collection on your behalf. If you are a corporate applicant which opt for personal collection, you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the H Share Registrar. If you do not collect your refund cheque(s) and H Share certificate(s), they will be despatched promptly to you by ordinary post to the address as specified in your Application Form at your own risk.

If you have applied for less than 500,000 Hong Kong Offer Shares or if you have applied for 500,000 Hong Kong Offer Shares or more on a **white** or **yellow** Application Form but have not indicated in your Application Form that you wish to collect your H Share certificate(s) (for applicants using **white** Application Forms) and/or refund cheque(s) (if applicable) personally within the time specified for collection, then the H Share certificate(s) (if applicable) and/or refund cheque(s) (if applicable) will be sent to the address on your Application Form on Tuesday, November 19, 2002 by ordinary post and at your own risk.

DEPOSIT OF SHARE CERTIFICATES INTO CCASS

If you apply for Hong Kong Offer Shares using a **yellow** Application Form and your application is wholly or partially successful, your H Share certificate(s) will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of any designated CCASS Participant as instructed by you in your Application Form at the close of business on Tuesday, November 19, 2002, or under contingent situation, on any other date as shall be determined by HKSCC or HKSCC Nominees Limited.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant): for Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allotted to you with that CCASS Participant.

If you are applying as a CCASS Investor Participant: we expect to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Monday, November 18, 2002. You should check the announcement published by us and report any discrepancies to HKSCC before 12:00 noon on Tuesday, November 19, 2002 or such other date as shall be determined by HKSCC or HKSCC Nominees Limited. On Wednesday, November 20, 2002 (the next business day following the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account), you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also mail to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participant stock account.

MEMBERS OF THE PUBLIC — TIME FOR APPLYING FOR HONG KONG OFFER SHARES

Completed **white** or **yellow** Application Forms, together with payment attached, must be lodged **by 12:00 noon on Thursday, November 14, 2002**, or, if the application lists are not open on that day, then by 12:00 noon on the next day the lists are open.

Your completed Application Form, with payment attached, should be deposited in the special collection boxes provided at the main branch or any sub-branches of the Bank of China (Hong Kong) Limited listed above in the section headed "How to Apply for Hong Kong Offer Shares—Where to Collect the Application Forms" at the specified times on the following dates:

Monday, November 11, 2002, 9:00 a.m. to 4:00 p.m.

Tuesday, November 12, 2002, 9:00 a.m. to 4:00 p.m.

Wednesday, November 13, 2002, 9:00 a.m. to 4:00 p.m.

Thursday, November 14, 2002, 9:00 a.m. to 12.00 noon

The application lists will be open **from 11:45 a.m. to 12:00 noon on Thursday, November 14, 2002**.

No proceedings will be taken on applications for our H Shares and no allotment of any such H Shares will be made until the closing of the application lists. No allocation of any of our Hong Kong Offer Shares will be made later than Tuesday, December 10, 2002.

EFFECT OF BAD WEATHER ON THE OPENING OF THE APPLICATION LISTS

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, November 14, 2002. Instead they will open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

II. APPLYING BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

GENERAL

CCASS Participants may give **electronic application instructions** to HKSCC to apply for the Hong Kong Offer Shares and to arrange payment of the monies due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a CCASS Investor Participant, you may give **electronic application instructions** through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com) (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time).

HKSCC can also input **electronic application instructions** for you if you go to:

Hong Kong Securities Clearing Company Limited
Customer Service Centre
Upper Ground Floor
V-Heun Building
128-140 Queen's Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** via CCASS terminals to apply for the Hong Kong Offer Shares on your behalf.

You are deemed to have authorized HKSCC and/or HKSCC Nominees to transfer the details of your application, whether submitted by you or through your broker or custodian, to us and our registrars.

APPLICATION FOR HONG KONG OFFER SHARES BY HKSCC NOMINEES ON YOUR BEHALF

Where a **white** Application Form is signed by HKSCC Nominees on behalf of persons who have given **electronic application instructions** to apply for the Hong Kong Offer Shares:

(i) HKSCC Nominees is only acting as a nominee for those persons and shall not be liable for any breach of the terms and conditions of the **white** Application Form or this Prospectus;

(ii) HKSCC Nominees does the following things on behalf of each such person:

- agrees that the Hong Kong Offer Shares to be allotted shall be issued in the name of HKSCC Nominees and deposited directly into CCASS for the credit of the stock account of the CCASS Participant who has inputted **electronic application instructions** on that person's behalf or that person's CCASS Investor Participant stock account;

- undertakes and agrees to accept the Hong Kong Offer Shares in respect of which that person has given **electronic application instructions** or any lesser number;

- undertakes and confirms that that person has not applied for or taken up any H Shares under the International Offering nor otherwise participated in the International Offering;

- (if the **electronic application instructions** are given for that person's own benefit) declares that only one set of **electronic application instructions** has been given for that person's benefit;

- (if that person is an agent for another person) declares that that person has only given one set of **electronic application instructions** for the benefit of that other person and that that person is duly authorized to give those instructions as that other person's agent;

- understands that the above declaration will be relied upon by us, our Directors and the Joint Global Coordinators in deciding whether or not to make any allotment of Hong Kong Offer Shares in respect of the **electronic application instructions** given by that person and that that person may be prosecuted if he makes a false declaration;

- authorizes us to place the name of HKSCC Nominees on our register of members as the holder of the Hong Kong Offer Shares allotted in respect of that person's **electronic application instructions** and to send H Share certificate(s) and/or refund money in accordance with the arrangements separately agreed between us and HKSCC;

- confirms that that person has read the terms and conditions and application procedures set out in this Prospectus and agrees to be bound by them;

- confirms that that person has only relied on the information and representations in this Prospectus in giving that person's **electronic application instructions** or instructing that person's broker or custodian to give **electronic application instructions** on that person's behalf;

- agrees that we and our Directors are liable only for the information and representations contained in this Prospectus;

- agrees to disclose that person's personal data to us and our registrar, receiving bankers, advisers and agents and any information which we or they may require about that person;

- agrees (without prejudice to any other rights which that person may have) that once the application of HKSCC Nominees is accepted, the application cannot be rescinded for innocent misrepresentation;

- agrees that that person cannot revoke the **electronic application instructions** before December 10, 2002, such agreement to take effect as a collateral contract with us and to become binding when that person gives the instructions and such collateral contract to be in consideration of us agreeing that we will not offer any Hong Kong Offer Shares to any person before December 10, 2002 except by means of one of the procedures referred to in this Prospectus. However, that person may revoke the instructions before December 10, 2002 if a person responsible for this Prospectus under Section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus;

- agrees that once the application of HKSCC Nominees is accepted, neither that application nor that person's **electronic application instructions** can be revoked, and that acceptance of that application will be evidenced by the announcement of the results of the Hong Kong Public Offering published by us;

- agrees to the arrangements, undertakings and warranties specified in the participant agreement between that person and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of **electronic application instructions** relating to Hong Kong Offer Shares;

- **agrees** with us, for us and for the benefit of each of our Shareholders (and so that we will be deemed by our acceptance in whole or in part of the application by HKSCC Nominees to have agreed, for us and on behalf of each of our Shareholders, with each CCASS Participant giving **electronic application instructions**) to observe and comply with the Hong Kong Company Law, the Special Regulations and the Articles of Association;

- **agrees** with us, for us and for the benefit of each of our Shareholders and each of our Directors, Supervisors, managers and other officers (and so that we will be deemed by our acceptance in whole or in part of this application to have agreed, for us and on behalf of each of our Shareholders and each of our Directors, Supervisors, managers and other officers, with each CCASS Participant giving **electronic application instructions**):

  (a) to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Hong Kong Company Law or other relevant laws and administrative regulations concerning our affairs to arbitration in accordance with the Articles of Association; and

  (b) that any reference to arbitration shall be deemed to authorize the arbitration tribunal to conduct hearings in open session and to publish its award, which arbitration shall be final and conclusive;

- **agrees** with us (for us and for the benefit of each of our Shareholders) that our H Shares are freely transferable by the holders thereof;

- **authorizes** us to enter into a contract on our behalf with each of our Directors, Supervisors and officers whereby each such Director, Supervisor and officer undertakes to observe and comply with his obligations to Shareholders as stipulated in the Articles of Association; and

- **agrees** that if that person's application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the Laws of Hong Kong.

EFFECT OF GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

By giving **electronic application instructions** to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and if you are joint applicants, each of you jointly and severally) are deemed to have done the following things. Neither HKSCC nor HKSCC Nominees shall be liable to us or any other person in respect of the things mentioned below:

- instructed and authorized HKSCC to cause HKSCC Nominees (acting as nominee for the relevant CCASS Participants) to apply for the Hong Kong Offer Shares on your behalf;

- instructed and authorized HKSCC to arrange payment of the maximum offer price, brokerage, SFC transaction levy and Stock Exchange trading fee by debiting your designated bank account and, in the case of a wholly or partially unsuccessful application and/or the Offer Price is less than the initial price per H Share paid on application, refund of the application monies, in each case including brokerage, SFC transaction levy and Stock Exchange trading fee, by crediting your designated bank account;

- instructed and authorized HKSCC to cause HKSCC Nominees to do on your behalf all the things which it is stated to do on your behalf in the **white** Application Form.

MULTIPLE APPLICATIONS

If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any **electronic application instructions** to make an application for the Hong Kong Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application. No application for any other number of Hong Kong Offer Shares will be considered and any such application is liable to be rejected.

MINIMUM SUBSCRIPTION AMOUNT AND PERMITTED MULTIPLES

You may give or cause your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** in respect of a minimum of 2,000 Hong Kong Offer Shares. Such instructions in respect of more than 2,000 Hong Kong Offer Shares must be in one of the multiples set out in the table in the Application Forms.

TIME FOR INPUTTING ELECTRONIC APPLICATION INSTRUCTIONS

CCASS Participants can input **electronic application instructions** at the following times on the following dates:

Monday, November, 11, 2002, 9:00 a.m. to 7:00 p.m.

Tuesday, November, 12, 2002, 9:00 a.m. to 7:00 p.m.

Wednesday, November, 13, 2002, 9:00 a.m. to 7:00 p.m.

Thursday, November, 14, 2002, 9:00 a.m. to 12:00 noon

EFFECT OF BAD WEATHER ON THE LAST APPLICATION DAY

The latest time for inputting your **electronic application instructions** will be 12:00 noon on Thursday, November 14, 2002, the last application day. If:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal

is in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Thursday, November 14, 2002, the last application day will be postponed to the next business day which does not have either of those warning signals in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on such day. Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

ALLOCATION OF HONG KONG OFFER SHARES

For the purposes of allocating Hong Kong Offer Shares, HKSCC Nominees will not be treated as an applicant. Instead, each CCASS Participant who gives **electronic application instructions** or each person for whose benefit each such instructions is given will be treated as an applicant.

DEPOSIT OF H SHARE CERTIFICATES INTO CCASS AND REFUND OF APPLICATION MONIES

- No temporary documents of title will be issued. No receipt will be issued for application monies received.

- If your application is wholly or partially successful, your H Share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for the credit of the stock account of the CCASS Participant which you have instructed to give **electronic application instructions** on your behalf or your CCASS Investor Participant stock account at the close of business on Tuesday, November 19, 2002 or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

- We expect to publish the application results of CCASS Participants (and where the CCASS Participant is a broker or custodian, we will include information relating to the relevant beneficial owner), your Hong Kong identity card/passport number or other identification code (Hong Kong business registration number for corporations) and the basis of allotment of the Hong Kong Public Offering in the newspapers on Monday, November 18, 2002. You should check the announcement published by us and report any discrepancies to HKSCC before 12:00 noon on Tuesday, November 19, 2002 or such other date as shall be determined by HKSCC or HKSCC Nominees.

- If you have instructed your broker or custodian to give **electronic application instructions** on your behalf, you can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund monies (if any) payable to you with that broker or custodian.

- If you have applied as a CCASS Investor Participant, you can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund monies (if any) payable to you via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Monday, November 18, 2002. On Wednesday, November 20, 2002, (i.e., the next business day following the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account), HKSCC will also mail to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participant stock account and the amount of refund monies (if any) credited to your designated bank account.

- Refund of your application monies (if any) in respect of wholly and partially unsuccessful applications and/or difference between the Offer Price and the initial price per H Share paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.007% and Stock Exchange trading fee of 0.005%, will be credited to your designated bank account or the designated bank account of your broker or custodian on Tuesday, November 19, 2002. No interest will be paid thereon.

SECTION 40 OF THE COMPANIES ORDINANCE

For the avoidance of doubt, we and all other parties involved in the preparation of this Prospectus acknowledge that each CCASS Participant who gives or causes to give **electronic application instructions** is a person who may be entitled to compensation under Section 40 of the Companies Ordinance.

PERSONAL DATA

The section of the Application Form headed "Personal Data" applies to any personal data held by us and the registrar about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

WARNING

The subscription of the Hong Kong Offer Shares by giving **electronic application instructions** to HKSCC is only a facility provided to CCASS Participants. We, our Directors, the Joint Sponsors, the Joint Global Coordinators and the Underwriters take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Hong Kong Offer Shares.

To ensure that CCASS Investor Participants can give their **electronic application instructions** to HKSCC through the CCASS Phone System or the CCASS Internet System, CCASS Investor Participants are advised not to wait until the last minute to input their **electronic application instructions** to the systems. In the event that CCASS Investor Participants have problems to connect to the CCASS Phone System or the CCASS Internet System to submit their **electronic application instructions**, they should either: (i) submit a **white** or **yellow** Application Form; or (ii) go to HKSCC's Customer Service Centre to complete an input request form for **electronic application instructions** before 12:00 noon on Thursday November 14, 2002.

III. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED HONG KONG OFFER SHARES

Full details of the circumstances in which you will not be allocated Hong Kong Offer Shares are set out in notes attached to the Application Forms, and you should read them carefully. You should note in particular the following situations in which Hong Kong Offer Shares will not be allotted to you.

You may only revoke your application under limited circumstances

By completing and submitting an Application Form you agree that you cannot revoke your application before Tuesday, December 10, 2002. This agreement will take effect as a collateral contract with us, and will become binding when you lodge your Application Form. This collateral contract will be in consideration of our agreeing that we will not offer any Offer Shares to any person before Tuesday, December 10, 2002 except by means of one of the procedures referred to in this Prospectus.

You may only revoke your application on or before Tuesday, December 10, 2002 if a person responsible for this Prospectus under section 40 of the Companies Ordinance (as applied by Section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this Prospectus.

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted will remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allotment, and where such basis of allotment is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

Your application may be rejected at our discretion or our agent's discretion

We and our agents (including the Joint Global Coordinators) have full discretion to reject or accept any application, or to accept only part of an application. We, and the Underwriters in their capacity as agents for us, and their respective agents or nominees, do not have to give any reason for any rejection or acceptance.

Your application will be rejected if you do not comply with certain conditions

Your application will be rejected if:

- you make a multiple application or a suspected multiple applications;
- your Application Form is not filled in correctly in accordance with the instructions as stated in such form;
- your payment is not made correctly; or
- you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonored on its first presentation.

Your application will not be accepted under certain circumstances

Your application or HKSCC Nominee's application will not be accepted if either:

- the Hong Kong Underwriting Agreement or International Underwriting Agreement does not become unconditional; or
- the Hong Kong Underwriting Agreement or International Underwriting Agreement is terminated in accordance with its respective terms.

Your allotment of Hong Kong Offer Shares will be void under certain circumstances

Your allotment of Hong Kong Offer Shares or the allotment of Hong Kong Offer Shares to HKSCC Nominees, if made, will be void if the Listing Committee does not grant permission to list our H Shares either:

- within three weeks from the closing of the applications lists; or
- within a longer period of up to six weeks if the Listing Committee notifies us of that longer period within three weeks of the closing of the application lists.

IV. How Much are the Hong Kong Offer Shares

The maximum Offer Price is HK$1.70 per H Share. You must also pay a brokerage fee of 1.0%, the Stock Exchange trading fee of 0.005% and SFC transaction levy of 0.007%. You must pay the maximum Offer Price, brokerage, Stock Exchange trading fee and SFC transaction levy in full when you apply for the Hong Kong Offer Shares. This means that for every board lot of 2,000 H Shares you must pay HK$3,434.41 at the time of application. The Application Forms have tables showing the exact amount payable for certain multiples of H Shares. You must pay the amount payable upon application for the H Shares by a cheque or a banker's cashier order in accordance with the terms set out in the Application Form.

If your application is successful, the brokerage fee will be paid to participants of the Stock Exchange or the Stock Exchange (as the case may be), the Stock Exchange trading fee will be paid to the Stock Exchange and the transaction levy will be paid to the Stock Exchange collecting on behalf of the SFC.

If the Offer Price as finally determined is less than HK$1.70 per Offer Share, we will refund the specific difference, including the brokerage fee, the Stock Exchange trading fee and the SFC transaction levy attributable to the surplus application monies. We will not pay interest on any refunded amount. Details of the procedure for refund are contained in this section in accordance with various arrangements as described above.

V. Dealings and Settlement

Commencement of Dealings in our H Shares on the Stock Exchange

Dealings in our H Shares on the Stock Exchange is expected to commence on Wednesday, November 20, 2002. Our H Shares will be traded on the Stock Exchange in board lots of 2,000 Offer Shares.

H Shares will be Eligible for Admission into CCASS

If the Stock Exchange grants the listing of, and permission to deal in, our H Shares and we comply with the stock admission requirements of HKSCC, our H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for our H Shares to be admitted into CCASS.

Investors should seek the advice of their stockbroker or other professional adviser for details of the settlement arrangements as such arrangements will affect their rights and interests.

The following is the text of a report, prepared for the purpose of incorporation in this Prospectus, received from our auditors and reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong. As described in the section headed "Documents Available for Inspection" in Appendix VIII, a copy of the Accountants' Report is available for inspection.

ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

November 11, 2002

The Directors
China Oilfield Services Limited
Credit Suisse First Boston (Hong Kong) Limited
Merrill Lynch Far East Limited

Dear Sirs,

We set out below our report on the financial information regarding China Oilfield Services Limited (the "Company") and its subsidiary (hereinafter collectively referred to as the "Group") and joint ventures for each of the three years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002 (the "Relevant Periods"), prepared on the basis set out in Section 2 below for inclusion in the prospectus of the Company dated November 11, 2002 (the "Prospectus").

The Company was incorporated on December 25, 2001 in Tianjin, the People's Republic of China (the "PRC"), and as part of the reorganization described below (the "Reorganization"), the Company was restructured into a joint stock limited liability company on September 26, 2002. On September 26, 2002, pursuant to the Reorganization which was effective on April 30, 2002 as described in Section 1 below and the paragraph headed "The Reorganization" in Appendix VII of the Prospectus, the Company acquired from its immediate holding company, China National Offshore Oil Corporation ("CNOOC"), a State-owned enterprise in the PRC:

(1) the assets, liabilities and undertakings which principally relate to the business of the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China (the "Relevant Businesses"), with the exclusion of certain cash and cash equivalents of RMB688 million and a payable to CNOOC of RMB688 million; and

(2) the interests in certain joint ventures which principally carry on the business of the provision of oilfield services including well services and geophysical services offshore China (the "Relevant Companies").

In consideration of the above acquisition, the Company in total issued 2,600 million State legal person shares of par value of RMB1.00 each to CNOOC, and the Company's registered and paid-up capital became RMB2,600 million accordingly.

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China.

We have not acted as auditors of any of the companies now comprising the Group, the joint ventures or related associate during the Relevant Periods. For the purpose of preparing the summaries of the combined results and cash flows of the Group for the Relevant Periods and the combined balance sheets of the Group as at December 31, 1999, 2000 and 2001, and June 30, 2002 (the "Summaries"), we have performed independent audits on the management financial statements of the Relevant Businesses and the Relevant Companies in accordance with Hong Kong Statements of Auditing Standards and have carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants. The financial information for the six-month period ended June 30, 2001, which is included for comparison purposes only, is based on the unaudited management financial statements of the Group.

The Summaries set out in this report have been prepared from the management financial statements of the Relevant Businesses and the Relevant Companies now comprising the Group as if the Reorganization had been completed as at the beginning of the Relevant Periods. Adjustments have been made for the purpose of this report to restate the management financial statements of the Relevant Businesses and the Relevant Companies to conform with the accounting policies referred to in Section 3, which are in compliance with generally accepted accounting principles in Hong Kong ("Hong Kong GAAP").

In our opinion, the Summaries together with the notes thereto give, for the purpose of this report, a true and fair view of the combined results and cash flows of the Group for the Relevant Periods and of the combined financial position of the Group as at December 31, 1999, 2000 and 2001, and June 30, 2002.

1. REORGANIZATION

As a result of a group reorganization of CNOOC in preparation for the listing of the Company's shares on the Hong Kong Stock Exchange, the Company was incorporated on December 25, 2001 and thereafter restructured into a joint stock limited liability company on September 26, 2002. On September 26, 2002, CNOOC transferred the Relevant Businesses and the Relevant Companies to the Company with an effective date of April 30, 2002, and a total of 2,600 million Domestic Shares (in the form of State legal person shares) with a par value of RMB1.00 each were issued by the Company to CNOOC as purchase consideration of the Relevant Businesses and the Relevant Companies. Thereafter, the Company's registered and paid-up capital became RMB2,600 million.

Prior to the Reorganization effective on April 30, 2002, CNOOC was indirectly engaged in the Relevant Businesses through its wholly-owned entities and the Relevant Companies. As a result of the Reorganization, the Group and its joint ventures became the only entities through which CNOOC conducts the respective oilfield services businesses.

As at the date of this report, the Company had direct or indirect interests in the following joint ventures and subsidiary. All of these entities are private limited companies, which have substantially similar characteristics to a private company incorporated in Hong Kong, and were owned by CNOOC upon their incorporation/establishment:

Company name	Place and date of incorporation/ establishment	Nominal Value of registered and paid-up capital	Percentage of equity interest attributable to the Group	Principal activities
Subsidiary				
Lico International Inc.	United States of America November 2, 1994	US$100,000	100	Sales of logging equipment
Joint ventures				
China-France Bohai Geoservices Co., Ltd. ("China-France")	Tianjin, PRC November 30, 1983	US$11,650,000	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC October 25, 1984	US$1,250,000	60	Provision of drilling fluid services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging-Atlas")	Guangdong, PRC May 10, 1984	US$2,000,000	50	Provision of logging services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC-OTIS")	Tianjin, PRC April 14, 1993	US$2,000,000	50	Provision of well completion services
China Offshore Thales GeoSolutions (Tianjin) Company Ltd. ("China Offshore Thales")	Tianjin, PRC August 24, 1983	US$1,720,000	50	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC September 7, 1993	RMB1,036,000	50	Provision of drilling fluids services

2. BASIS OF PRESENTATION

As discussed in Section 1 above, the Relevant Businesses were operated by wholly-owned subsidiaries of CNOOC and the Relevant Companies were owned directly or indirectly by CNOOC prior to the Reorganization. Accordingly, the Reorganization has been accounted for as a reorganization of companies under common control in a manner similar to a pooling/merging of interests. As a result, the accompanying combined balance sheets have been prepared to present the Group's assets and liabilities as if the Reorganization had been completed as at the beginning of the Relevant Periods. The accompanying combined statements of income and cash flows include the Group's results of operations and cash flows as if the Relevant Businesses and the Relevant Companies had been transferred to the Group at the beginning of the Relevant Periods.

The Summaries have been prepared in accordance with Hong Kong GAAP. This basis of accounting differs from that used in the management financial statements of the Relevant Businesses and the Relevant Companies now comprising the Group. Their management financial statements were prepared in accordance with the accounting principles and the financial regulations applicable to State-owned enterprises or Sino-foreign or domestic joint ventures established in the PRC.

3. PRINCIPAL ACCOUNTING POLICIES

The financial information set out in this report is prepared under the historical cost convention, except for remeasurement of certain fixed assets. The principal accounting policies adopted by the Group in arriving at the financial information set out in this report, which conform with Hong Kong GAAP, are as follows:

(a) Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

— income from day rate contracts is recognized as and when services are performed;

— income from turnkey contracts is recognized to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. Provisions for future losses on turnkey contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

— interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

— dividend income, when the shareholders' right to receive payment has been established.

(b) Property, plant and equipment, and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalized as an additional cost of that asset.

Changes in the values of property, plant and equipment are dealt with as movements in the revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation less residual value of each asset over its estimated useful life. The estimated useful lives of the property, plant and equipment are as follows:

Buildings	20 years
Vessels	10-15 years
Tankers	20 years
Drilling equipment	25 years
Machinery and equipment	5-10 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of property, plant and equipment recognized in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(c) Construction in progress

Construction in progress represents vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

(d) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated at the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(e) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. The capitalization is based on the actual cost of the related borrowings.

(f) Subsidiary

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

(g) Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the combined profit and loss accounts and combined reserves, respectively. Where the profit-sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit-sharing ratio. The Group's interests in jointly-controlled entities are stated in the combined balance sheets at the Group's share of net assets under the equity method of accounting, less any impairment losses.

(h) Associate

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the combined profit and loss accounts and combined reserves, respectively. The Group's interests in associates are stated in the combined balance sheets at the Group's share of net assets under the equity method of accounting, less any impairment losses.

(i) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

(j) Inventories

Inventories consist primarily of materials and supplies used for repairs and maintenance of fixed assets and daily operations. Inventories are stated at the lower of cost and net realizable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. Materials and supplies are capitalized to fixed assets when used for renewals or betterments of fixed assets or recognized as expenses when used for daily operations.

(k) Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalized and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

(l) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

(m) Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

(n) Retirement benefits costs

The Company's employees in the PRC are required to participate in a central pension scheme administered by local municipal governments. The Company is required to contribute 19% - 23% of its payroll costs to the central pension scheme.

(o) Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

During the Relevant Periods, substantially all the transactions were denominated in Reminbi. Accordingly, exchange differences recorded during those periods were minimal.

(p) Cash equivalents

For the purpose of the combined cash flow statements, cash equivalents represent short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, less bank overdrafts. For the purpose of combined balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(q) Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis. Long term investments are stated at cost less impairments in value which are expected to be other than temporary.

(r) Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

4. RESULTS

The following is a summary of the combined statements of income of the Group for the Relevant Periods and prepared on the basis set out in Sections 1 and 2 above:

	Notes	Year ended December 31, 1999 RMB'000	2000 RMB'000	2001 RMB'000	Six-month period ended June 30, 2001 RMB'000 (Unaudited)	2002 RMB'000
Turnover	*(a)*	1,662,031	2,178,449	2,365,566	1,075,505	1,303,393
Other revenues	*(a)*	1,556	3,196	20,996	7,883	1,079
Operating expenses						
Depreciation of property, plant and equipment		(388,291)	(377,894)	(383,037)	(198,420)	(242,625)
Employee compensation costs	*(c)*	(237,705)	(309,791)	(455,480)	(209,296)	(235,826)
Repair and maintenance costs		(207,337)	(246,230)	(235,003)	(83,740)	(52,673)
Consumption of supplies, materials, fuel, services and others		(611,023)	(719,617)	(793,213)	(336,965)	(393,838)
Other selling, general and administrative expenses		(33,632)	(22,765)	(21,903)	(11,412)	(18,416)
Other operating expenses		(99,538)	(109,655)	(110,336)	(52,304)	(55,871)
Provision for impairment of long term investments		(12,023)	—	—	—	—
Provision for impairment of property, plant and equipment	*(d)*	—	(30,800)	(38,000)	(38,000)	—
Total operating expenses		(1,589,549)	(1,816,752)	(2,036,972)	(930,137)	(999,249)
Profit from operations	*(b)*	74,038	364,893	349,590	153,251	305,223
Finance costs						
Exchange gains/(losses),net		(468)	277	(561)	(232)	(210)
Interest expenses	*(e)*	(2,390)	(6,340)	(9,373)	(5,585)	(5,115)
Interest income		19,535	30,505	28,125	13,597	5,409
		16,677	24,442	18,191	7,780	84
Share of profit of jointly-controlled entities		24,242	30,961	47,837	15,490	21,066
Share of loss of an associate		—	(33,781)	(3,434)	(3,434)	—
Profit before tax		114,957	386,515	412,184	173,087	326,373
Tax	*(h)*	(26,750)	(99,659)	(139,106)	(59,229)	(109,225)
Net profit		88,207	286,856	273,078	113,858	217,148
Distributions	*(i)*	88,207	286,856	273,078	113,858	344,921
Earnings per share - Basic	*(k)*	3.39 cents	11.03 cents	10.50 cents	4.38 cents	8.35 cents

Notes:

During the Relevant Periods, no interest income and interest expense were received/imposed on amount due from CNOOC and amount due to CNOOC (Section 5(m) and (p)). In addition, all pension payments relating to the supplementary pension benefits were borne by CNOOC (Section 4(g)).

Had interest income been charged on the amount due from CNOOC and interest expense been charged by CNOOC on the amount due to CNOOC by reference to average interest rate on bank borrowings of the Group, and had the supplementary pension benefits paid by CNOOC as described in Section 4 (g) been borne by the Group itself, the Group would have earned additional interest income, incurred additional interest expenses and pension payments as detailed below:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Notional interest income on amount due from CNOOC	6,242	4,635	2,936	1,468	137
Notional interest expense on amount due to CNOOC	(33,358)	(36,056)	(46,869)	(22,565)	(21,421)
Notional supplementary pension benefits payments	(25,300)	(37,977)	(41,937)	(20,969)	(27,892)

The aforesaid notional amounts are disclosed for information purposes only and have not been recorded in the Group's financial statements for the Relevant Periods.

(a) Turnover and other revenues

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intra-group transactions have been eliminated on combination.

Other revenues comprise the following:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Gain on disposal of property, plant and equipment	—	1,244	16,360	7,302	—
Gain on disposal of scrapped materials	125	1,273	1,177	—	2
Others	1,431	679	3,459	581	1,077
Total	1,556	3,196	20,996	7,883	1,079

(b) Profit from operating activities

Profit from operating activities is arrived at after charging/(crediting):

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Auditors' remuneration	112	127	172	73	271
Employee compensation costs (Section 4(c))	237,705	309,791	455,480	209,296	235,826
Depreciation of property, plant and equipment	388,291	377,894	383,037	198,420	242,625
Loss/(gain) on disposal of property, plant and equipment, net	9,812	(1,244)	(16,360)	(7,302)	69
Minimum lease payment under operating leases in respect of land and buildings, berths and equipment	16,692	33,466	32,006	10,806	6,564
Provision for/(write-back) of doubtful debts	13,813	(3,977)	(7,023)	647	2,429
Provision for/(write-back) of inventories	2,544	29,253	1,359	(174)	(448)
Provision for impairment of long term investments	12,023	—	—	—	—
Provision for impairment of property, plant and equipment	—	30,800	38,000	38,000	—
Repair and maintenance costs	207,337	246,230	235,003	83,740	52,673
Research and development costs included in:					
Depreciation of property, plant and equipment	6,180	7,027	9,487	4,719	1,066
Employee compensation costs	1,340	2,569	8,059	2,025	2,013
Repair and maintenance costs	571	269	252	232	11
Consumption of supplies, materials, fuel, services and others	13,090	7,237	6,706	3,651	4,282
Other operating expenses	6,290	7,579	5,460	1,471	3,276
	27,471	24,681	29,964	12,098	10,648

(c) Employee compensation costs

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Wages, salaries and bonuses	148,024	206,205	307,064	135,692	156,358
Social security costs	64,329	74,446	107,194	52,070	55,137
Retirement benefits contributions (Section 4(g))	25,352	29,140	41,222	21,534	24,331
	237,705	309,791	455,480	209,296	235,826

(d) Provision for impairment of property, plant and equipment

Due to the deterioration of some of the Group's marine support and transportation vessels and geophysical vessels, a provision for impairment has been made to write down the carrying value of such vessels to their respective recoverable amount, which is determined based on the vessels' value in use. The discount rate used in determining value in use is 10% per annum.

(e) **Interest expenses**

	Year ended December 31,			Six-month period ended June 30,	
	1999	**2000**	**2001**	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Interest on bank loans and other loans wholly repayable within five years	2,390	6,445	12,458	7,549	5,270
Less: interest capitalized	—	105	3,085	1,964	155
	2,390	6,340	9,373	5,585	5,115

The interest capitalization rate represents the cost of capital from raising the related borrowings and ranged from 5.3% to 5.4% per annum.

(f) **Directors' and senior executives' emoluments**

Details of directors' remuneration are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	**2000**	**2001**	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Fees	—	—	—	—	—
Basic salaries, housing benefits, other allowances and benefits in kind	140	178	278	116	131
Bonuses	75	116	204	89	122
Pension scheme contributions	35	50	84	36	44
	250	344	566	241	297

The number of directors whose remuneration fell within the following band is as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	**2000**	**2001**	**2001**	**2002**
	Number of director	*Number of director*	*Number of director*	*Number of director* (Unaudited)	*Number of director*
RMB nil to RMB1,000,000	7	7	7	7	7

Two directors of the Company received emoluments during each of the Relevant Periods as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	**2000**	**2001**	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
First director	157	222	344	152	159
Second director	93	122	222	89	138
	250	344	566	241	297

The five highest paid individuals in the Group during the Relevant Periods included two directors. Information relating to their emoluments has been disclosed above. The emoluments paid to the remaining three non-director, highest paid individuals during the years ended December 31, 1999, 2000 and 2001, and six-month periods ended June 30, 2001 and June 30, 2002, respectively, were as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	149	254	359	180	193
Bonuses	48	108	247	124	164
Pension scheme contributions	30	60	103	51	61
	227	422	709	355	418

The remuneration of these remaining highest paid individuals for each of the Relevant Periods fell within the band of nil to RMB1 million.

During the Relevant Periods, no emoluments were paid by the Group to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. No directors waived or agreed to waive any emoluments during the Relevant Periods.

(g) Retirement benefits

All the Group's full-time employees in the PRC are covered by a government-regulated pension, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 23% of the employees' basic salaries. This defined contribution plan continues to be available to the Group's employees after the Reorganization. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group are entitled to supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits are calculated based on factors including number of years of services and salary level on the date of retirement of the employees. As the obligations under the Supplementary Pension Benefits were fully assumed by CNOOC, the costs of such supplemental pension have not been recorded in the Group's financial statements during the Relevant Periods. Following the Reorganization, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC.

In 1999, the CNOOC group implemented an early retirement plan for certain employees, and as part of the CNOOC group, the pension benefits payable to the early retired employees of the Group prior to their joining the government-regulated pension scheme described above were assumed by CNOOC. Upon reaching the normal retirement age, the employees that took early retirement are entitled to both the government-regulated pension scheme and the Supplementary Pension Benefits. As the Group is not liable to any pension benefit obligations payable to the employees that took early retirement, the pension costs of these individuals have not been recorded in the Group's financial statements for the Relevant Periods. Following the Reorganization, the employees of the Group that took early retirement were all transferred to CNOOC and CNOOC has agreed to continue to assume the pension benefits obligations payable to such former employees until they reach their respective normal retirement ages when they can join the government-regulated pension scheme and Supplementary Pension Benefits.

The expenses attributed to the PRC government-regulated pension are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Contributions to PRC government-regulated pension scheme (Section 4(c))	25,352	29,140	41,222	21,534	24,331

(h) Tax

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong. In accordance with an approval document issued by relevant tax authorities, the filing of tax returns of the Company prior to its transformation into a joint stock company, which became effective on April 30, 2002, was handled by CNOOC on a group basis. The share of the Company's income tax liability was determined based on the applicable tax rate on the Company's profits determined in accordance with PRC accounting principles applicable to State-owned enterprises. Such tax is payable to CNOOC which in turn would settle the tax liability with the relevant tax bureau. Following the Reorganization, the Company becomes subject to enterprise income taxes at the rate of 33% and the Company will settle its tax liability by itself with the respective tax bureaus. The predecessors of the Group were fully exempted from enterprise income taxes for two years starting from the first year of profitable operations in 1996 and were entitled to a 50% reduction of enterprise income tax for three years starting from 1998.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the provision for tax in the combined statements of income is as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Hong Kong profits tax:	—	—	—	—	—
Overseas income taxes:					
Current income taxes	58	93	46	28	96
Deferred income taxes	—	—	—	—	—
PRC corporate income tax:					
Current income taxes	32,289	52,237	153,973	60,376	147,178
Deferred income taxes (Section 5(o))	(11,000)	42,000	(23,000)	(4,000)	(41,000)
Share of tax attributable to: jointly-controlled entities	5,403	5,329	8,087	2,825	2,951
	26,750	99,659	139,106	59,229	109,225

(i) Distributions

Distributions during the Relevant Periods represented distributions declared by the predecessor companies to CNOOC.

Following the Reorganization, the payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, inter alia, the future earnings, capital requirements and financial condition and general business conditions of the Company. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purposes of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalized as the Company's share capital provided that the amount of such reserve remaining after the capitalization shall not be less than 25% of the registered capital of the Company.

(iii) Allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing for the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholder's equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders.

(iv) Allocations to the discretionary common reserve if approved by the shareholders.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

Prior to the Reorganization effective on April 30, 2002, the predecessor companies were not required to make any profit appropriations to the reserve funds.

(j) **Related party transactions**

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control or significant influence. The transactions were made on terms agreed between the parties.

Continuing transactions:

The following is a summary of significant recurring transactions carried out in the ordinary course of business between the Group and i) CNOOC Limited, its subsidiaries and associates (collectively known as "CNOOC Limited Group"), ii) CNOOC, its subsidiaries and associates other than CNOOC Limited Group (collectively known as the "CNOOC Group") and iii) its jointly-controlled entities and associate:

	Year ended December 31,			Six-month period ended June 30,	
	1999	**2000**	**2001**	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
A. Included in revenue					
Gross revenue earned from provision of services to the following related parties:					
a. CNOOC Limited Group					
Provision of drilling services	280,697	265,352	317,471	89,431	238,945
Provision of well services	301,118	381,690	325,160	118,352	134,979
Provision of marine support and transportation services	110,096	126,642	168,424	77,898	98,041
Provision of geophysical services	81,421	73,366	78,880	22,798	59,760
	773,332	847,050	889,935	308,479	531,725
b. CNOOC Limited Group as operator under production sharing contracts					
Provision of drilling services	7,853	115,181	180,383	107,198	52,150
Provision of well services	4,803	105,053	175,620	105,998	140,116
Provision of marine support and transportation services	15,051	43,758	46,147	17,431	50,652
Provision of geophysical services	10,391	448	1,485	504	—
	38,098	264,440	403,635	231,131	242,918
c. CNOOC Group					
Provision of drilling services	12,656	13,708	25,006	18,777	2,300
Provision of well services	38,017	41,621	58,990	38,237	8,297
Provision of marine support and transportation services	43,400	45,611	65,648	21,166	55,437
Provision of geophysical services	1,178	6,791	5,884	1,408	—
	95,251	107,731	155,528	79,588	66,034
d. Jointly-controlled entities and associate					
Provision of well services	10,894	6,837	2,685	1,324	—
Provision of geophysical services	623	219	—	—	—
	11,517	7,056	2,685	1,324	—

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
B. Included in operating expenses					
Services provided by the CNOOC Group:					
Labour services	52,204	42,817	52,681	25,249	28,717
Materials, utilities and other ancillary services	55,840	67,459	67,717	25,572	38,575
Transportation services	5,131	7,039	9,268	3,131	3,445
Lease of office, warehouse and berths	2,515	3,716	5,501	4,299	3,170
Lease of equipment	422	1,791	2,862	23	769
Repair and maintenance services	21,648	20,555	60,998	25,122	24,445
Management services	233	2,640	2,788	1,129	113
	137,993	146,017	201,815	84,525	99,234
C. Included in interest income/expenses					
Interest income earned from the CNOOC Group	7,631	5,640	4,446	2,220	1,629
Interest expenses paid to the CNOOC Group	2,114	6,339	6,106	3,053	4,372

In connection with the Reorganization, the Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements. The details of such agreements are set out in the paragraph headed "Connected Transactions" in the Prospectus.

During the Relevant Periods, the Group occupied certain properties owned by CNOOC at no consideration. The Company signed various property lease agreements in September 2002 with CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. Pursuant to these lease agreements, the Company is required to pay an aggregate annual rental of RMB7.6 million effective from August 1, 2002 to CNOOC Group.

Discontinuing transactions:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
A. Transfer of fixed assets:					
Purchases of fixed assets from the CNOOC Group	1,466	2,321	200	200	—
Sale of fixed assets to CNOOC Group	10,385	1,776	—	—	84,553
Sale of oil reservoir business to the Company's jointly-controlled entities	—	—	91,057	—	—
	10,385	1,776	91,057	—	84,553
B. Deposits and loans:					
Deposits placed with CNOOC Trust and Investment Company Limited ("CNOOC Trust Company")	306,225	162,775	74,410	196,060	—
Advance made by CNOOC	—	—	—	—	238,000
Entrusted loans advanced to CNOOC Engineering Company Limited ("CNOOC Engineering") (Section 5(i))	—	70,000	70,000	70,000	—
Short term loans advanced from CNOOC and CNOOC Trust Company	94,500	120,000	100,000	100,000	—

(k) Earnings per share

The calculation of basic earnings per share for each of the Relevant Periods is based on the net profit from operating activities for the Relevant Periods and on the number of shares in issue during the Relevant Periods on the assumption that 2,600,000,000 shares in issue as at the date of this report had been in issue throughout the Relevant Periods.

No diluted earnings per share amounts have been presented as the Company did not have any dilutive potential ordinary shares during the Relevant Periods.

5. COMBINED BALANCE SHEETS

A summary of the combined balance sheets of the Group as at the end of each of the Relevant Periods prepared on the basis set out in Sections 1 and 2 above is set out below:

	Notes	As at December 31, 1999 RMB'000	As at December 31, 2000 RMB'000	As at December 31, 2001 RMB'000	As at June 30, 2002 RMB'000
NON-CURRENT ASSETS					
Property, plant and equipment	*(a)*	2,480,273	2,721,901	3,048,945	4,134,958
Interests in jointly-controlled entities	*(b)*	69,270	81,149	193,922	155,310
Interest in an associate	*(c)*	—	36,487	—	—
Long term investments	*(d)*	6,195	—	—	—
CURRENT ASSETS					
Accounts receivable	*(e)*	249,210	300,990	350,967	787,276
Inventories	*(f)*	127,848	150,085	182,964	168,488
Due from CNOOC	*(g)*	61,141	105,593	—	12,096
Due from other CNOOC group companies	*(h)*	12,825	4,686	28,470	32,218
Prepayments, deposits and other receivables		101,378	85,462	134,800	177,842
Entrusted loans receivable	*(i)*	—	70,000	70,000	—
Pledged deposits	*(j)*	31,726	91,705	148,870	150,113
Cash and cash equivalents	*(j)*	935,072	870,376	871,124	164,315
		1,519,200	1,678,897	1,787,195	1,492,348
CURRENT LIABILITIES					
Short term loans	*(k)*	90,000	120,000	165,000	35,000
Trade and other payables	*(l)*	153,446	219,358	368,997	380,407
Salary and welfare payables		110,833	113,190	124,261	119,066
Tax payable		—	—	—	35,425
Due to CNOOC	*(m)*	677,512	906,308	1,052,701	275,719
Due to other CNOOC group companies	*(h)*	7,917	13,136	10,098	5,118
		1,039,708	1,371,992	1,721,057	850,735
NET CURRENT ASSETS		479,492	306,905	66,138	641,613
TOTAL ASSETS LESS CURRENT LIABILITIES		3,035,230	3,146,442	3,309,005	4,931,881
NON-CURRENT LIABILITIES					
Bank and other loans	*(n)*	4,500	55,000	30,000	—
Deferred tax liability	*(o)*	325,000	367,000	344,000	660,300
Long term payable to CNOOC	*(p)*	—	—	—	600,000
NET ASSETS		2,705,730	2,724,442	2,935,005	3,671,581
OWNER'S/SHAREHOLDER'S EQUITY	6	2,705,730	2,724,442	2,935,005	3,671,581

Notes:

(a) **Property, plant and equipment**

	As at December 31, 1999		
	Cost or valuation	**Accumulated depreciation and impairment**	**Net book value**
	RMB'000	*RMB'000*	*RMB'000*
Buildings	129,815	25,966	103,849
Tankers and vessels	2,356,061	1,411,913	944,148
Drilling equipment	3,284,079	2,104,595	1,179,484
Machinery and equipment	980,956	746,617	234,339
Motor vehicles	39,457	27,071	12,386
Construction in progress	6,067	—	6,067
	6,796,435	4,316,162	2,480,273

	As at December 31, 2000		
	Cost or valuation	**Accumulated depreciation and impairment**	**Net book value**
	RMB'000	*RMB'000*	*RMB'000*
Buildings	120,735	27,858	92,877
Tankers and vessels	2,564,604	1,579,269	985,335
Drilling equipment	3,451,626	2,257,050	1,194,576
Machinery and equipment	960,948	783,361	177,587
Motor vehicles	42,580	31,710	10,870
Construction in progress	260,656	—	260,656
	7,401,149	4,679,248	2,721,901

	As at December 31, 2001		
	Cost or valuation	**Accumulated depreciation and impairment**	**Net book value**
	RMB'000	*RMB'000*	*RMB'000*
Buildings	116,523	30,871	85,652
Tankers and vessels	3,070,856	1,770,933	1,299,923
Drilling equipment	3,529,027	2,287,962	1,241,065
Machinery and equipment	922,682	632,545	290,137
Motor vehicles	42,518	31,402	11,116
Construction in progress	121,052	—	121,052
	7,802,658	4,753,713	3,048,945

	As at June 30, 2002		
	Cost or valuation	**Accumulated depreciation and impairment**	**Net book value**
	RMB'000	*RMB'000*	*RMB'000*
Tankers and vessels	3,938,475	2,225,485	1,712,990
Drilling equipment	5,183,321	3,354,436	1,828,885
Machinery and equipment	950,544	593,319	357,225
Motor vehicles	44,034	10,216	33,818
Construction in progress	202,040	—	202,040
	10,318,414	6,183,456	4,134,958

Pursuant to instructions dated January 3, 1995 from the Ministry of Finance to major State-owned enterprises in the PRC, the CNOOC Group was required to carry out a valuation of its property, plant and equipment with base date of December 31, 1994. As part of the CNOOC Group, the Group's property, plant and equipment were valued by the management and the revaluation amount was approved by the Ministry of Finance. The valuation was mainly on a depreciated replacement cost basis. The revaluation increase in cost of RMB2,516 million and accumulated depreciation of RMB1,632 million have been incorporated in the financial statements for the Relevant Periods. The local tax bureau has confirmed that the additional depreciation arising from revaluation surplus on fixed assets revaluation carried out in 1995 is tax deductible and accordingly, no deferred tax liabilities shall arise from the revaluation for that year.

Under Hong Kong GAAP, the Group is obliged to regularly revalue its fixed assets if a revaluation was carried out in a prior year. However, the transitional provision of Hong Kong Statement of Standard Accounting Practice 17 "Property, plant and equipment" allows exemptions for fixed assets revaluations carried out prior to periods ended September 30, 1995. Accordingly, prior to the Reorganization on April 30, 2002, the Group had not made any regular revaluation of fixed assets.

As part of the Reorganization and pursuant to relevant PRC regulations, the Company's fixed assets as at April 30, 2002 were revalued by China Consultant of Accounting and Financial Management Company Limited ("CCAF") using the depreciated replacement cost approach and the revaluation increase in cost of RMB2,426 million and accumulated depreciation and impairment of RMB1,223 million were recorded in the Group's balance sheet as at April 30, 2002. The effect of this revaluation will increase the depreciation charge by RMB23 million and RMB103 million for the six months ended June 30, 2002 and the eight months ending December 31, 2002 respectively. Further, the annual depreciation charge for the next accounting year will increase by approximately RMB176 million.

The additional depreciation arising from the revaluation surplus at April 30, 2002 is not tax deductible under the latest applicable tax regulations in the PRC, and the deferred tax liabilities of RMB357.3 million arising from the difference between the tax base and accounting base of the fixed assets under revaluation has been recorded in the balance sheet as at April 30, 2002. Thereafter, part of deferred tax liabilities of RMB8 million has been credited to the profit and loss account and the balance of deferred tax on revaluation surplus carried to June 30, 2002 was reduced to RMB349.3 million.

Had the Group's revalued property, plant and equipment been carried at cost less accumulated depreciation, they would have been included in the Group's balance sheet at approximately RMB2,000 million, RMB2,295 million, RMB2,677 million and RMB2,609 million, respectively, at the end of each of the Relevant Periods.

(b) Interests in jointly-controlled entities

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Share of net assets	67,766	76,103	132,305	140,874
Due from jointly-controlled entities	1,504	5,046	61,617	14,436
	69,270	81,149	193,922	155,310

Pursuant to the Reorganization effective on April 30, 2002, the fixed assets of the jointly-controlled entities have been revalued and the Group's share of revaluation surplus thereon of approximately RMB7,407,000 (Section 6) has been recorded in the Group's share of net assets of jointly-controlled entities as at June 30, 2002.

The amounts due from jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the jointly-controlled entities are as follows:

Name	Business structure	Place of incorporation/ establishment and operations	Percentage of interests attributable to the Group during the Relevant Periods	Principal activities
China-France	Corporate	Tianjin, PRC	50	Provision of logging services
Magcobar	Corporate	Shenzhen, PRC	60*	Provision of drilling fluid services
CNOOC - OTIS	Corporate	Tianjin, PRC	50	Provision of well completion services
Logging - Atlas	Corporate	Guangdong, PRC	50	Provision of logging services
China Offshore Thales	Corporate	Tianjin, PRC	50	Provision of geophysical services
Jinlong	Corporate	Tianjin, PRC	50	Provision of drilling fluid services

* In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's combined financial statements. The financial statements of Magcobar have been dealt with in the Group's combined financial statements under the equity accounting method.

(c) Interest in an associate

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000	*RMB'000* *(Note)*	*RMB'000*	*RMB'000*
Share of net assets	—	28,287	—	—
Due from an associate	—	8,200	—	—
	—	36,487	—	—

Particulars of the associate are as follows:

Name	Business structure	Place of establishment and operations	Percentage of interest attributable to the Group	Principal activities
Hailong Geophysical Co., Ltd. ("Hailong")	Corporate	Tianjin, PRC	46.8	Acquisition of 2-D and 3-D seismic data

The amount due from the associate was unsecured, interest-free and had no fixed terms of repayment.

Note: The associate was liquidated in 2001, and the loss on liquidation of RMB3,434,000 has been dealt with as share of loss of an associate in the Group's profit and loss account for the year ended December 31, 2001.

(d) Long term investments

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000 *(Note)*	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted equity investments, at cost	20,000	—	—	—
Provision for impairment	(13,805)	—	—	—
	6,195	—	—	—

Note: The long term investment as at December 31, 1999 was disposed of during 2000 and the loss on disposal of RMB32,000 incurred by the Company was dealt with in the Group's combined statements of income for the year ended December 31, 2000 as other operating expenses.

(e) Accounts receivable

An aged analysis of the accounts receivable, net of provision for bad and doubtful debts, is analyzed as follows:

	As at December 31,			As at June 30,
	1999	**2000**	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Outstanding balances aged:				
Within one year	240,887	288,740	350,073	787,178
Within one to two years	8,043	11,872	392	82
Within two to three years	280	378	502	16
	249,210	300,990	350,967	787,276

The general credit terms of the Group range from 30 days to 90 days.

Included in the Group's accounts receivable are the following amounts due from the CNOOC Group and CNOOC Limited Group, which are repayable on similar credit terms to those offered to independent third party customers:

	As at December 31,			As at June 30,
	1999	**2000**	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Due from the CNOOC Group and CNOOC Limited Group	122,713	212,177	196,084	550,608

(f) Inventories

Inventories consist of materials and supplies.

(g) Due from CNOOC

The amount due from CNOOC is unsecured, interest-free and has no fixed terms of repayment.

Had interest been charged on the amount due from CNOOC based on the average interest rate charged on the Group's bank borrowings, the Group would have received interest income of approximately RMB6,242,000, RMB4,635,000, RMB2,936,000 and RMB137,000, respectively, for the three years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002.

(h) Balances with other CNOOC group companies

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

(i) Entrusted loans receivable

On November 2, 2000, the Company entered into an entrusted loan agreement with CNOOC Engineering and CNOOC Trust Company, both of which are related parties of the Company. According to the entrusted loan agreement, the Company placed deposits with CNOOC Trust Company of RMB70 million and entrusted CNOOC Trust Company to advance the same amount to CNOOC Engineering with a maturity date in November 2001. In November 2001, the Company extended the maturity date to May 2002. The amounts and period of the above-mentioned trust loans are as follows:

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
November 29, 2000 to November 28, 2001	—	70,000	—	—
November 28, 2001 to May 27, 2002	—	—	70,000	—
	—	70,000	70,000	—

Pursuant to the entrusted loan agreements, the Company was required to pay a commission to CNOOC Trust Company based on an annual rate of 0.1% of the amounts of the entrusted loans. The annual interest rate of the entrusted loans was 5.02%, which was charged to CNOOC Engineering. The interest expenses together with the loan principals were to be settled by CNOOC Engineering with CNOOC Trust Company upon maturity date. The above-mentioned entrusted loans were unsecured.

CNOOC Engineering made an early settlement of the above-mentioned entrusted loans and the related interest to the Company via CNOOC Trust Company in January 2002.

(j) Cash and cash equivalents and pledged deposits

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash and bank balances	428,729	307,771	688,118	119,955
Deposits with CNOOC Trust Company	172,583	43,655	4,150	—
Time deposits - bank	231,844	491,535	257,466	194,473
- CNOOC Trust Company	133,642	119,120	70,260	—
Cash and balances with banks and a financial institution	966,798	962,081	1,019,994	314,428
Less: Pledged time deposits for letter of credit facilities	(31,726)	(91,705)	(148,870)	(150,113)
Cash and cash equivalents	935,072	870,376	871,124	164,315

As described in a previous section, pursuant to the Reorganization effective on April 30, 2002, an amount of cash and cash equivalent of RMB688 million was excluded from the assets and liabilities to be transferred into the Company, accordingly, such amount of cash and cash equivalent was excluded from the Company's cash and cash equivalents since April 30, 2002.

(k) Short term loans

	As at December 31, 1999 RMB'000	2000 RMB'000	2001 RMB'000	As at June 30, 2002 RMB'000
Bank loans, unsecured	—	—	65,000	35,000
Other loans, unsecured	90,000	120,000	100,000	—
	90,000	120,000	165,000	35,000

The annual interest rates of bank loans ranged from 5.27% to 5.85% for the year ended December 31, 2001 and 4.54% for the six-month period ended June 30, 2002.

Other loans were granted by CNOOC and CNOOC Trust Company. The annual interest rates of other loans ranged from 5.45% to 6.39% (year ended December 31, 1999), 5.27% to 5.85% (year ended December 31, 2000), 5.27% to 5.85% (year ended December 31, 2001) and 5.27% (six-month period ended June 30, 2002), respectively.

At December 31, 2001, part of the Group's other loans in the amount of RMB50 million (2000: RMB50 million; 1999: RMB50 million) was guaranteed by CNOOC. Other loans in the amount of RMB100 million outstanding at December 31, 2001 were fully settled prior to June 30, 2002.

(l) Trade and other payables

An aged analysis of trade and other payables is set out below:

	As at December 31, 1999 RMB'000	2000 RMB'000	2001 RMB'000	As at June 30, 2002 RMB'000
Outstanding balances aged:				
Within one year	149,810	216,884	364,173	373,347
Within one to two years	3,343	497	2,569	4,443
Within two to three years	293	1,967	381	2,335
Over three years	—	10	1,874	282
	153,446	219,358	368,997	380,407

Included in the Group's trade and other payables are the following amounts due to CNOOC Group:

	As at December 31, 1999 RMB'000	2000 RMB'000	2001 RMB'000	As at June 30, 2002 RMB'000
Due to the CNOOC Group	7,497	20,687	12,218	9,983

(m) Due to CNOOC

The amount due to CNOOC mainly comprised distribution payable and income tax paid on behalf of the Group.

Pursuant to the Reorganization effective on April 30, 2002, certain payable to CNOOC of RMB688 million was excluded from the assets and liabilities to be transferred to the Company. Accordingly, an equal amount due to CNOOC was excluded from the balance due to CNOOC after April 30, 2002. Further, certain payables to CNOOC as at April 30, 2002 of RMB600 million were restructured to be a long term payable to CNOOC as of April 30, 2002, and was reclassified from a short term payable to a long term payable on that date. The amount due to CNOOC of RMB276 million as of June 30, 2002 was fully settled by the Company with CNOOC prior to the date of this report.

The amount due to CNOOC is unsecured and interest-free.

Had interest been charged on the amount due to CNOOC based on the average interest rate charged on the Group's bank borrowings, the Group would have paid interest expense of approximately RMB33,358,000, RMB36,056,000, RMB46,869,000 and RMB16,881,000, respectively, for the three years ended December 31, 1999, 2000 and 2001 and the six-month period ended June 30, 2002.

(n) Bank and other loans

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans, unsecured	—	55,000	30,000	—
Other loan, unsecured	4,500	—	—	—
	4,500	55,000	30,000	—
Bank loans repayable:				
In the second year	—	—	30,000	—
In the third to fifth year, inclusive	—	55,000	—	—
Total bank loans repayable after one year	—	55,000	30,000	—
Other loan repayable in the third to fifth year, inclusive	4,500	—	—	—
Total bank and other loans	4,500	55,000	30,000	—

The annual interest rates of bank loans for the years ended December 31, 2000 and 2001 were 5.35%.

The other loan as at December 31, 1999 was granted by CNOOC. The annual interest rate of the other loan was 5.94%.

(o) Deferred tax liability

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
Balance at beginning of year/period	336,000	325,000	367,000	367,000	344,000
Charge/(credit) for the year/period (Section 4 (h))	(11,000)	42,000	(23,000)	(4,000)	(41,000)
Deferred tax on revaluation surplus (Section 5 (a))	—	—	—	—	357,300
Balance at end of year/period	325,000	367,000	344,000	363,000	660,300

The principal components of the Group's provision for deferred tax are as follows:

	As at December 31,			As at June 30,
	1999	2000	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred tax liabilities:				
-Accelerated depreciation	307,000	306,000	302,000	311,000
-Deferral of revenue recognition	18,000	61,000	42,000	—
-Revaluation surplus	—	—	—	349,300
Total deferred tax liabilities	325,000	367,000	344,000	660,300

There were no unprovided deferred taxes during the Relevant Periods.

(p) Long term payable to CNOOC

The long term payable to CNOOC is unsecured, interest-free and is repayable over three years on an annual equal installment basis with repayments commencing from May 1, 2005.

Had interest been charged on the long-term payable to CNOOC based on the average interest rate charged on the Group's bank borrowings, the Group would have paid interest expense of approximately RMB4,540,000 for the six-month period ended June 30, 2002.

(q) Contingent liabilities

The Group did not have any significant contingent liabilities at the end of each of the Relevant Periods.

(r) Commitments

(i) Capital commitments

The Group had the following capital commitments, principally for fixed assets construction and purchases:

	As at December 31, 1999	2000	2001	As at June 30, 2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Contracted, but not provided for	1,933	360,044	136,756	344,909
Authorized, but not contracted for	290,500	—	—	—
	292,433	360,044	136,756	344,909

(ii) Operating lease commitments

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are generally negotiated for terms ranging from 1 to 2 years.

The Group had the following minimum lease payments under non-cancelable operating leases:

	As at December 31, 1999	2000	2001	As at June 30, 2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	2,284	4,204	5,159	4,920
In the second to fifth years, inclusive	6,520	5,787	27	2,147
After five years	—	—	—	142
	8,804	9,991	5,186	7,209

(s) Net assets of the Company

The Company was incorporated on December 25, 2001. On the basis set out in Sections 1 and 2 above, the net assets of the Company as at June 30, 2002 was approximately RMB3.67 billion.

(t) Distributable reserves

As at June 30, 2002, in accordance with the PRC Company Law, an amount of approximately RMB999 million standing to the credit of the Company's capital reserve account, as determined under the PRC accounting standards and regulations, was available for distribution by way of future capitalization issue. In addition, the Company had retained profits of approximately RMB72 million available for distribution as dividends after allowance has been made as set forth in Section 4(i). Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders at June 30, 2002.

6. STATEMENT OF MOVEMENTS IN EQUITY

The movements in the owner's/shareholder's equity of the Group for the Relevant Periods, prepared on the basis set out in Sections 1 and 2 above, are as follows:

	Owner's/ Shareholder's equity *RMB'000*
As at January 1, 1999	2,671,566
Capital contributions	34,164
Profit for the year	88,207
Distributions declared	(88,207)
As at January 1, 2000	2,705,730
Capital contributions	18,712
Profit for the year	286,856
Distributions declared	(286,856)
As at January 1, 2001	2,724,442
Capital contributions	210,563
Profit for the year	273,078
Distributions declared	(273,078)
As at January 1, 2002	2,935,005
Profit for the period	217,148
Distributions declared	(344,921)
Revaluation surplus of fixed assets and other assets	1,214,242
Recognition of deferred tax liability (Section 5 (a))	(357,300)
Share of revaluation surplus of fixed assets owned by jointly-controlled entities (Section 5(b))	7,407
As at June 30, 2002	3,671,581

Note: Upon the Company becoming a joint stock limited liability company and pursuant to the Reorganization effective on April 30, 2002, the Company's shareholder's equity is represented by:

	April 30, 2002 *RMB'000*
2,600 million State legal person shares of RMB1.00 each	2,600,000
Capital reserve	999,354
	3,599,354

As at June 30, 2002, the Company's shareholder's equity is represented by:

	June 30, 2002 *RMB'000*
2,600 million State legal person shares of RMB1.00 each	2,600,000
Capital reserve	999,354
Retained profit	72,227
	3,671,581

7. COMBINED CASH FLOW STATEMENTS

The combined cash flow statements of the Group, prepared by early adoption of the revised SSAP 15 "Cash Flow Statements" made in December 2001, for the Relevant Periods prepared on the basis set out in Sections 1 and 2 above are as follows:

	Year ended December 31,			Six-month period ended June 30,	
	1999	2000	2001	2001	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (Unaudited)	*RMB'000*
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit from operations	74,038	364,893	349,590	153,251	305,223
Adjustments for:					
Exchange gains/(losses), net	(468)	277	(561)	(232)	(210)
Loss/(gain) on disposal of property, plant and equipment	9,812	(1,244)	(16,360)	(7,302)	69
Loss on disposal of long-term investments	—	32	—	—	—
Depreciation	388,291	377,894	383,037	198,420	242,625
Provision for/(write-back) of doubtful debts	13,813	(3,977)	(7,023)	647	2,429
Provision for/(write-back) of inventories	2,544	29,253	1,359	(174)	(448)
Gain on disposal of scrap materials	(125)	(1,273)	(1,177)	—	(2)
Provision for impairment of long term investments	12,023	—	—	—	—
Provision for impairment of property, plant and equipment	—	30,800	38,000	38,000	—
Operating profit before working capital changes	499,928	796,655	746,865	382,610	549,686
Decrease/(increase) in inventories	7,271	(50,217)	(33,061)	5,818	20,287
Decrease/(increase) in accounts receivable	16,123	(53,618)	(46,186)	(112,188)	(430,711)
Decrease/(increase) in net balance with CNOOC	88,304	(16,715)	114,552	(83,659)	(12,096)
Decrease/(increase) in net balances with other CNOOC group companies	5,634	13,358	(26,822)	1,431	(8,728)
Decrease/(increase) in prepayments, deposits and other receivables	143,001	21,731	(46,106)	(57,165)	(45,189)
Increase/(decrease) in trade and other payables	(142,283)	65,912	149,639	59,424	11,410
Increase/(decrease) in salary and welfare payables	18,564	2,357	11,071	(4,335)	(5,195)
Cash generated from operations	636,542	779,463	869,952	191,936	79,464
Interest paid	(2,390)	(6,340)	(9,373)	(5,585)	(5,115)
Tax paid:					
Mainland China corporate income tax paid	(32,289)	(52,237)	(153,973)	(60,376)	(99,203)
Overseas taxes paid	(58)	(93)	(46)	(28)	(96)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	601,805	720,793	706,560	125,947	(24,950)
INVESTING ACTIVITIES					
Purchases of property, plant and equipment	(409,976)	(664,329)	(864,936)	(366,721)	(215,057)
Proceeds from disposal of property, plant and equipment	103,343	15,251	158,549	111,514	4,898
Acquisition of jointly-controlled entities	—	(3,812)	(6,869)	—	—
Acquisition of an associate	—	(62,068)	—	—	—
Disposal of long term investments	—	6,163	—	—	—
Decrease/(increase) in amounts due from jointly-controlled entities	149	(3,542)	(56,571)	4,096	47,181
Decrease/(increase) in amount due from an associate	—	(8,200)	8,200	8,200	—
Decrease/(increase) in entrusted loans receivable	—	(70,000)	—	—	70,000
Decrease/(increase) in time deposits with original maturity of more than three months	(118,673)	77,033	134,129	(94,883)	97,573
Decrease/(increase) in pledged time deposits	(31,726)	(59,979)	(57,165)	20,128	(1,243)
Interest received	19,535	30,505	28,125	13,597	5,409
Dividend received from jointly-controlled entities	21,419	21,107	24,936	10,591	16,953
Net cash inflow/(outflow) from investing activities	(415,929)	(721,871)	(631,602)	(293,478)	25,714
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING ACTIVITIES	185,876	(1,078)	74,958	(167,531)	764
FINANCING ACTIVITIES					
New bank and other loans	90,000	85,000	30,000	30,000	35,000
Repayment of bank and other loans	(3,000)	(4,500)	(45,000)	(18,000)	(195,000)
Settlements of balance due to CNOOC	(136,766)	(85,797)	(135,644)	—	(688,000)
Advance from CNOOC	—	—	—	—	238,000
Capital contributions from CNOOC	34,164	18,712	210,563	76,179	—
Net cash inflow/(outflow) from financing activities	(15,602)	13,415	59,919	88,179	(610,000)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	170,274	12,337	134,877	(79,352)	(609,236)
Cash and cash equivalents at beginning of year/period	456,063	626,337	638,674	638,674	773,551
CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD	626,337	638,674	773,551	559,322	164,315

	Year ended December 31, 1999 RMB'000	2000 RMB'000	2001 RMB'000	Six-month period ended June 30, 2001 RMB'000 (Unaudited)	2002 RMB'000
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS					
Cash and balances with banks and a financial institution (Section 5(j))	966,798	962,081	1,019,994	957,484	314,428
Less: Pledged time deposits for letter of credit facilities (Section 5(j))	(31,726)	(91,705)	(148,870)	(71,577)	(150,113)
Cash and cash equivalents for balance sheet presentation purpose (Section 5(j))	935,072	870,376	871,124	885,907	164,315
Less: Non-pledged time deposits with original maturity of more than three months when acquired:					
- bank deposits	(175,093)	(112,582)	(27,313)	(136,885)	—
- CNOOC Trust Company	(133,642)	(119,120)	(70,260)	(189,700)	—
Cash and cash equivalents for cash flow statement presentation purpose	626,337	638,674	773,551	559,322	164,315

Notes to the combined cash flow statements:

(a) Major non-cash transactions

(i) Hailong, an associate of the Company, was liquidated in 2001 and a distribution of net assets of RMB25 million was received by the Company upon liquidation. Further details are set out in Section 5(c) above.

(ii) During 2001, the Company disposed of its oil reservoir business to China-France, one of its jointly-controlled entities for a consideration of RMB91,057,000. Part of the consideration amounting to RMB34,519,000 was settled by increasing the Company's capital contributions to China-France of the same amount.

(iii) As described in Section 5(a) above, the Group's fixed assets at April 30, 2002 have been revalued, and the revaluation surplus of approximately RMB1,203 million and deferred tax of RMB357.3 million arising therefrom were dealt with in the owner's equity account.

(iv) During the six-month period ended June 30, 2002, the Company disposed of its land and buildings at net book value of RMB84,452,000 to CNOOC, and the consideration thereof not yet settled at June 30, 2002 was set off against the amount payable to CNOOC.

8. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: geophysical, drilling, well services and marine support and transportation services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing.

(b) the drilling segment is engaged in the provision of oilfield drilling services.

(c) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing, well completion and well workovers.

(d) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products.

Almost all of the Group's assets and operations are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

The accounting policies of each of the operating segments are the same as those described in Section 3. Intersegment sales are transacted at prices with reference to prices determined internally by the Group.

Operating segment information for the years ended December 31, 1999, 2000 and 2001 and the six-month periods ended June 30, 2001 (unaudited) and June 30, 2002 is presented below:

Six-month period ended June 30, 2002	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	509,219	352,831	304,352	144,730	1,311,132
Less: Intersegment sales	—	—	7,739	—	7,739
Total sales from external customers	509,219	352,831	296,613	144,730	1,303,393
PROFIT FROM OPERATIONS					
Segment results	149,583	96,262	69,391	(10,013)	305,223
Exchange losses, net					(210)
Interest expenses					(5,115)
Interest income					5,409
Share of profit of jointly-controlled entities		18,419		2,647	21,066
Profit before tax					326,373
Tax					(109,225)
Net profit					217,148
ASSETS					
Segment assets	2,328,290	1,291,413	1,366,123	641,480	5,627,306
Interests in jointly-controlled entities	—	144,204	—	11,106	155,310
Total assets	2,328,290	1,435,617	1,366,123	652,586	5,782,616
LIABILITIES					
Segment liabilities	912,799	271,870	264,087	27,279	1,476,035
Unallocated corporate liabilities					635,000
					2,111,035
OTHER INFORMATION					
Capital expenditure	29,035	22,842	157,375	5,605	214,857
Depreciation of property, plant and equipment	108,940	27,863	63,015	42,807	242,625
Provision for doubtful debts	25	67	2,251	86	2,429
Provision for/(write-back) of inventories	(308)	(96)	3	(47)	(448)

Six-month period ended June 30, 2001 (Unaudited)	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	458,619	282,911	222,073	122,483	1,086,086
Less: Intersegment sales	—	545	7,032	3,004	10,581
Total sales from external customers	458,619	282,366	215,041	119,479	1,075,505
PROFIT FROM OPERATIONS					
Segment results	149,801	56,912	36,964	(90,426)	153,251
Exchange losses, net					(232)
Interest expenses					(5,585)
Interest income					13,597
Share of profit of jointly-controlled entities		14,946		544	15,490
Share of loss of an associate				(3,434)	(3,434)
Profit before tax					173,087
Tax					(59,229)
Net profit					113,858
OTHER INFORMATION					
Capital expenditure	216,590	19,402	47,784	142,572	426,348
Depreciation of property, plant and equipment	79,350	35,190	49,500	34,380	198,420
Provision for doubtful debts	188	153	153	153	647
Provision for/(write-back) of inventories	289	(407)	(43)	(13)	(174)
Provision for impairment of property, plant and equipment	—	—	—	38,000	38,000

Year ended December 31, 2001	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	985,568	595,072	485,329	316,769	2,382,738
Less: Intersegment sales	84	—	8,405	8,683	17,172
Total sales from external customers	985,484	595,072	476,924	308,086	2,365,566
PROFIT FROM OPERATIONS					
Segment results	243,869	93,241	88,276	(75,796)	349,590
Exchange losses, net					(561)
Interest expenses					(9,373)
Interest income					28,125
Share of profit of jointly-controlled entities		44,170		3,667	47,837
Share of loss of an associate				(3,434)	(3,434)
Profit before tax					412,184
Tax					(139,106)
Net profit					273,078
ASSETS					
Segment assets	1,976,098	934,883	1,362,705	562,454	4,836,140
Interests in jointly-controlled entities	—	185,006	—	8,916	193,922
Total assets	1,976,098	1,119,889	1,362,705	571,370	5,030,062
LIABILITIES					
Segment liabilities	1,273,869	365,489	257,771	2,928	1,900,057
Unallocated corporate liabilities					195,000
					2,095,057
OTHER INFORMATION					
Capital expenditure	284,554	120,684	267,457	252,094	924,789
Depreciation of property, plant and equipment	161,794	55,102	87,880	78,261	383,037
Write-back of doubtful debts	(2,752)	(2,343)	(824)	(1,104)	(7,023)
Provision for/(write-back) of inventories	1,811	(360)	(80)	(12)	1,359
Provision for impairment of property, plant and equipment	—	—	—	38,000	38,000

Year ended December 31, 2000	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	906,170	606,834	434,902	242,076	2,189,982
Less: Intersegment sales	67	—	6,852	4,614	11,533
Total sales from external customers	906,103	606,834	428,050	237,462	2,178,449
PROFIT FROM OPERATIONS					
Segment results	136,321	151,887	57,662	19,023	364,893
Exchange gains, net					277
Interest expenses					(6,340)
Interest income					30,505
Share of profit of jointly-controlled entities		26,900		4,061	30,961
Share of loss of an associate				(33,781)	(33,781)
Profit before tax					386,515
Tax					(99,659)
Net profit					286,856
ASSETS					
Segment assets	1,953,993	844,868	1,159,534	442,403	4,400,798
Interests in jointly-controlled entities	—	70,550	—	10,599	81,149
Interest in an associate	—	—	—	36,487	36,487
Total assets	1,953,993	915,418	1,159,534	489,489	4,518,434
LIABILITIES					
Segment liabilities	1,126,833	281,721	187,590	22,848	1,618,992
Unallocated corporate liabilities					175,000
					1,793,992
OTHER INFORMATION					
Capital expenditure	148,757	88,570	409,035	17,967	664,329
Depreciation of property, plant and equipment	172,213	64,774	79,643	61,264	377,894
Write-back of doubtful debts	(1,460)	(603)	(490)	(1,424)	(3,977)
Provision for/(write-back) of inventories	4,796	24,459	(44)	42	29,253
Provision for impairment of property, plant and equipment	—	—	30,800	—	30,800

Year ended December 31, 1999	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	644,433	413,109	361,239	246,975	1,665,756
Less: Intersegment sales	57	—	3,668	—	3,725
Total sales from external customers	644,376	413,109	357,571	246,975	1,662,031
PROFIT FROM OPERATIONS					
Segment results	4,079	39,001	44,836	(13,878)	74,038
Exchange losses, net					(468)
Interest expenses					(2,390)
Interest income					19,535
Share of profit of jointly-controlled entities		22,894		1,348	24,242
Profit before tax					114,957
Tax					(26,750)
Net profit					88,207
ASSETS					
Segment assets	1,734,288	711,755	1,054,140	505,485	4,005,668
Interests in jointly-controlled entities	—	65,992	—	3,278	69,270
Total assets	1,734,288	777,747	1,054,140	508,763	4,074,938
LIABILITIES					
Segment liabilities	936,681	133,863	123,423	80,741	1,274,708
Unallocated corporate liabilities					94,500
					1,369,208
OTHER INFORMATION					
Capital expenditure	179,974	70,787	75,351	83,864	409,976
Depreciation of property, plant and equipment	148,022	76,485	86,817	76,967	388,291
Provision for doubtful debts	4,332	3,885	1,420	4,176	13,813
Provision for/(write-back) of inventories	(198)	2,797	(44)	(11)	2,544
Provision for impairment of long term investments	—	—	—	12,023	12,023

9. DIRECTORS' REMUNERATION

Save as disclosed herein, no remuneration has been paid or is payable in respect of any of the Relevant Periods referred to in this report by the Company or any of the companies now comprising the Group, to the directors of the Company. Under the arrangements currently in force, the estimated amount of directors' fees and other emoluments payable to the directors of the Company for the year ending December 31, 2002 will be approximately RMB767,000, excluding discretionary bonuses payable under directors' service contracts, the terms of which are set out in the paragraph headed "Further Information about our Directors, Supervisors, Management and Staff" in Appendix VII to the Prospectus.

10. ULTIMATE HOLDING COMPANY

The directors consider CNOOC, a company established in the PRC, as the ultimate holding company.

11. SUBSEQUENT EVENTS

(a) The companies now comprising the Group underwent a reorganization in preparation for the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited. Further details of the reorganization are set out in the paragraph headed "The Reorganization" in Appendix VII to the Prospectus.

(b) CNOOC Group and the Company have entered into various property lease agreements under which the Company leases certain land and buildings from the CNOOC Group effective from August 1, 2002 for a period of one year. Annual rental is approximately RMB7,603,000, payable on a monthly or quarterly basis.

(c) The Company and CNOOC Group entered into an agreement under which CNOOC Group provides materials, utilities and ancillary support services to the Group for a period of one year at an annual services charges of approximately RMB22,858,000.

Save as aforesaid, no other significant events took place subsequent to June 30, 2002.

12. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company or any of the companies now comprising the Group in respect of any periods subsequent to June 30, 2002.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

The forecast profit after tax but before extraordinary items for the year ending December 31, 2002 is set out in the paragraph headed "Profit Forecast" in the section headed "Financial Information" in this Prospectus.

BASES AND ASSUMPTIONS

Our Directors have prepared our forecast profit after tax but before extraordinary items for the year ending December 31, 2002 on the basis of our audited results for the six-month period ended June 30, 2002, unaudited management accounts for two months ended August 31, 2002 and an estimate of our results for the remaining four months of the year ending December 31, 2002. Our Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending December 31, 2002. The profit forecast has been presented on a basis consistent in all material respects with the accounting policies normally adopted by us as summarized in the Accountants' Report set out in Appendix I to this Prospectus.

Our Directors have made the following principal assumptions in the preparation of the profit forecast:

- there will be no material change in the existing political, legal, fiscal or economic conditions in Hong Kong, the PRC or any of the countries in which we carry on our business;
- there will be no material changes in the bases or rates of tax applicable to our business; and
- there will be no material changes in the interest rates or foreign currency exchanges rates from those currently prevailing.

LETTER FROM THE AUDITORS AND REPORTING ACCOUNTANTS

The following is the text of a letter, prepared for inclusion in this Prospectus, received by the Directors from Ernst & Young in connection with the forecast of our combined profit after taxation but before extraordinary items for the year ending December 31, 2002.

ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

November 11, 2002

The Directors
China Oilfield Services Limited
Credit Suisse First Boston (Hong Kong) Limited
Merrill Lynch Far East Limited

Dear Sirs,

We have reviewed the accounting policies and calculations adopted in arriving at the forecast of the combined profit after tax but before extraordinary items of China Oilfield Services Limited (the "Company") and its subsidiary (hereinafter collectively referred to as the "Group") for the year ending 31 December 2002 (the "Forecast"), for which you as directors of the Company are solely responsible, as set out in the paragraph headed "Profit Forecast" under the section headed "Financial Information" in the prospectus of the Company dated November 11, 2002 (the "Prospectus"). The Forecast has been prepared by the directors of the Company based on the audited combined results of the Group for the six months ended 30 June 2002, the unaudited management accounts of the Group for the two months ended 31 August 2002 and a forecast of the results of the Group for the remaining four months of the year ending 31 December 2002 on the basis that the Group had been in existence throughout the entire financial year ending 31 December 2002.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly complied in accordance with the assumptions made by the directors of the Company as set out in Appendix II to the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in our Accountants' Report dated November 11, 2002, the text of which is set out in Appendix I to the Prospectus.

This letter is being issued in connection with the filing of the Prospectus with The Stock Exchange of Hong Kong Limited and is not to be used in connection with the Rule 144A offering in the United States.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

LETTER FROM THE JOINT SPONSORS

The following is the text of letters, prepared for inclusion in this Prospectus, received by the Directors from Credit Suisse First Boston (Hong Kong) Limited and Merrill Lynch Far East Limited in connection with the forecast of our combined profit after taxation but before extraordinary items for the year ending December 31, 2002.

CREDIT SUISSE | FIRST BOSTON

Merrill Lynch

Credit Suisse First Boston (Hong Kong) Limited
45th Floor, Two Exchange Square
Central
Hong Kong

Merrill Lynch Far East Limited
17th Floor, Asia Pacific Finance Tower
Citibank Plaza
3 Garden Road
Hong Kong

November 11, 2002

The Directors
China Oilfield Services Limited

Dear Sirs,

We refer to the forecast of the consolidated profit after taxation but before extraordinary items of China Oilfield Services Limited (the "Company") and its subsidiaries for the year ended December 31, 2002 (the "Profit Forecast") as set out in the prospectus issued by the Company dated November 11, 2002.

We have discussed with you the bases upon which the Profit Forecast has been made. We have also considered the letter dated November 11, 2002 addressed to yourselves and ourselves from Ernst & Young regarding the accounting policies and calculations upon which the Profit Forecast has been made.

Based on the forgoing, we are of the opinion that the Profit Forecast, for which you as directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of
Credit Suisse First Boston (Hong Kong) Limited
Douglas Reynolds
Managing Director

For and on behalf of
Merrill Lynch Far East Limited
Charles Li
Managing Director

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this Prospectus received from Sallmanns (Far East) Limited, an independent valuer, in connection with their valuations as at September 30, 2002 of our property interests of the Group in the PRC and the USA.

Sallmanns

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

15/F Trinity House
165-171 Wanchai Road
Hong Kong
Tel: (852) 2169 6000
Fax: (852) 2528 5079

November 11, 2002

The Directors
China Oilfield Services Limited
3-1516 Hebei Road
Haiyang New and Hi-Tech Development Zone
Tanggu, Tianjin 300451
People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties in which China Oilfield Services Limited (hereinafter referred to as the "Company") and its subsidiaries (hereinafter together referred to as the "Group") have interests in the People's Republic of China (the "PRC") and the United States of America (the "USA"), we confirm that we have, save for the property owned by the Group in the USA, carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant property interests as at September 30, 2002.

Our valuations of the property interests are our opinion of the open market value which we would define as intended to mean "the best price at which an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of the valuation, assuming:

a) a willing seller;

b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owner sells the property interests on the open market in their existing state without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

Based on the open market approach, the property interests in Groups III which are rented/occupied by the Group have no commercial value due mainly to the short-term nature or the prohibition against sub-letting or assignment or otherwise due to the lack of substantial profit rents.

In the course of the valuation of the property interests in the PRC, we have complied with all the requirements contained in Practice Note 12 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions measurements and areas are approximations.

We have been shown copies of various title documents and official site plans relating to the property interests that are owned by the Group in the PRC. However, we have not searched the original documents to verify ownership or to verify any lease amendments, which may not appear on the copies handed to us. Due to nature of the land registration system in the PRC, we are unable to search the original documents to verify the existing title of the properties or any material encumbrances that might be attached to the property interests. Therefore, in the course of our valuation, we have relied to a considerable extent on the advice given by the Group and the Company's PRC legal advisers, Commerce & Finance Law Offices, in the legal opinion regarding the title of the PRC property interests.

Save for the property owned by the Group in the USA, we have inspected the exterior and the interior of the properties included in the attached valuation certificate, in respect of which we have been provided with such information, as we have required for the purpose of our valuations. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their value.

We have relied to a considerable extent on the information provided to us and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenures, occupations, lettings, rentals, site and floor areas and all other relevant matters.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group and have been assured by the directors that all such information is correct. We have also sought and received confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

In relation to the property owned by the Group in the U.S.A., we have examined the valuation report undertaken by Mr. James L. Hendricks, JR, a qualified valuer who has about 20 years of property valuation experience and is a professional member of the Member Appraisal Institute. Mr. James L. Hendricks JR is a qualified property valuer certified by the Texas State Certified General Real Estate Appraiser (Certificate No. TX-1320326-G), Arizona State Certified General Real Estate Appraiser and Michigan State Certified General Real Estate Appraiser. Mr. James L. Hendricks JR. has prepared the property valuation report in relation to the property interest owned by the Group in the U.S.A. in accordance with USPAP (Uniform Standards of Professional Appraisal Practice) and the Appraiser Institute Guidelines which he followed in preparing the valuation report. Save for inspection of the property concerned, we have undertaken the same procedures and performed the same tasks which we undertook and performed for the purpose of issuing the valuation certificate with respect to the properties owned by the Group in the PRC. We have also had regard to the relevant requirements contained in the Rules Governing the Listing of Securities in The Stock Exchange of Hong Kong Limited.

Unless otherwise stated, all monetary amounts stated in this report are in Renminbi (Rmb). The exchange rate used in calculating the value of the property interests in Group II into Renminbi, being US$1 = Rmb 8.203 with no significant fluctuation in such exchange rate has been found between the date of valuation and the date of this letter.

Our valuations are summarized below and the valuation certificate is attached herewith.

Yours faithfully,
for and on behalf of

SALLMANNS (FAR EAST) LIMITED
Paul L. Brown
BSc FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 19 years' experience in the valuation of properties in the PRC and 22 years' property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

GROUP I - PROPERTY INTERESTS HELD AND OCCUPIED BY A JOINT-VENTURE COMPANY OF THE GROUP IN PRC

	Property	Open market value in existing state as at September 30, 2002 *Rmb*	Interest attributable to the Group	Open market value in existing state attributable to the Group as at September 30, 2002 *Rmb*
1	Room 604 on Level 6, Block 2 Ying Bin Building Zone 2, Bitaoyuan Apartment Taizi Nan Road Shekou Shenzhen City Guangdong Province PRC	292,000	50%	146,000
2	Rooms 6A, 6B on Level 6 and 7A on Level 7 Peng Zhu Court Haiwan Garden Haichang Street Shekou Shenzhen City Guangdong Province PRC	671,000	50%	335,500
			Sub-total:	**481,500**

GROUP II - PROPERTY INTEREST HELD AND OCCUPIED BY THE GROUP IN THE USA

	Property	Open market value in existing state as at September 30, 2002 *Rmb*	Interest attributable to the Group	Open market value in existing state attributable to the Group as at September 30, 2002 *Rmb*
3	A house located at 8015 Sharpview Drive (also referred to as Lot 4, Block 25 Sharpstown Country Club Terrace) Houston Texas 77036 USA	1,025,000	100%	1,025,000
			Sub-total:	**1,025,000**

GROUP III - PROPERTY INTERESTS RENTED AND OCCUPIED BY THE GROUP IN PRC

	Property	Open market value in existing state as at September 30, 2002 *Rmb*
4	Rooms 1505 and 1506 on Level 16 of Ocean-Petroleum Building No.1 Road 2 Shekou Nanshan District Shenzhen City Guangdong Province PRC	No Commercial Value
5	Various buildings located at Ocean Petroleum Yard Xinggong East Street Yanjiao Development District Sanhe City Hebei Province PRC	No Commercial Value
6	Various buildings located at Donggu Shi You Xin Cun Tanggu Tianjin PRC	No Commercial Value
7	Various buildings located at Nanhai West Petroleum Base Zhanjiang City Guangdong Province PRC	No Commercial Value
8	Rooms 1301-1305 and 1322-1324 on Level 13 Aijian No.3 Building No.583 Lingling Road Xuhui District Shanghai PRC	No Commercial Value
9	Room 401, No. 278 Wan Ping South Road Xin Cun Xuhui District Shanghai PRC	No Commercial Value

	Property	Open market value in existing state as at September 30, 2002 *Rmb*
10	Rooms 1403, 1405 and 1406 Aijian No.1 Building No.590, Wanping South Road Shanghai PRC	No Commercial Value
11	Room 202, No. 20 Lane 571, Dong Lan Road Minxing District Shanghai PRC	No Commercial Value
12	Room 101, Block 11 Lane 612, Haiyang Road Shanghai PRC	No Commercial Value
13	Room 402, Block 5 Lane 457, Yuyuan Road Jingan District Shanghai PRC	No Commercial Value
14	Two parcels of land, a building and a warehouse located at No. 627, Ougao Road Gaoqiao District Shanghai PRC	No Commercial Value
15	An office unit located at No.627, Ougao Road Gaoqiao District Shanghai PRC	No Commercial Value
16	Room 201, Unit 3, Block 15 Jinguan Garden Kuerle City Xinjiang Uygur Autonomous Region PRC	No Commercial Value
17	Four buildings and a room located at Wu Jiao Hua Station Kuerle City Xinjiang Uygur Autonomous Region PRC	No Commercial Value

	Property	Open market value in existing state as at September 30, 2002 *Rmb*
18	Petroleum warehouses F3-3 and F4-1 located inside Chiwan Petroleum Supply Base Shenzhen City PRC	No Commercial Value
19	Various workshops/office rooms/warehouses and an open site located at Shi You Xin Cun Tanggu District Tianjin PRC	No Commercial Value
20	Unit 53-105 Bin Hai Xin Cun Bohai Tanggu District Tianjin PRC	No Commercial Value
21	A parcel of land located at Bohai Shi You Xin Cun Tanggu District Tianjin PRC	No Commercial Value
22	Three office units and a warehouse located at Bohai Petroleum Supply Base Tanggu District Tianjin PRC	No Commercial Value
23	Warehouse No.5 Nanyou Petroleum Supply Base Potou District Zhanjiang City Guangdong Province PRC	No Commercial Value
24	Tianyu Villa B Block 17, Area A No.21 Xinbei Road Tanggu District Tianjin PRC	No Commercial Value

	Property	Open market value in existing state as at September 30, 2002 *Rmb*
25	Room 7C, Block D1 located at Rong Chun Tanggu District Tianjin PRC	No Commercial Value
26	Room 402, Block 31 Tai Da Chui Heng Cun Tanggu District Tianjin PRC	No Commercial Value
27	A warehouse building located at Bohai Petroleum Supply Base Tanggu District Tianjin PRC	No Commercial Value
28	Unit 502 on Level 5, Block 8 Hua Yuan Xiao Qu Donggu Shi You Xin Cun Bohai Petroleum Tanggu District Tianjin PRC	No Commercial Value
29	A parcel of land located at No. 169, Dong Gu Zha South Road Tanggu District Tianjin PRC	No Commercial Value
30	A parcel of land located at No. 138 Donggu Xikai Street Tanggu District Tianjin PRC	No Commercial Value
31	A parcel of land located at the right hand side of the south gate of Bohai Petroleum Bureau Tianjin Development Zone Tianjin PRC	No Commercial Value

	Property	Open market value in existing state as at September 30, 2002 *Rmb*
32	Warehouse F3-4 and Yard F3 located at Chiwan Petroleum Supply Base Chiwan Road Shenzhen City Guangdong Province PRC	No Commercial Value
33	Unit Nos. F, G and H, Level 32 New Times Square No. 1, Taizi Road Shekou Shenzhen City Guangdong Province PRC	No Commercial Value
34	A house located at No. 23 Qingshan Villa located at Shekou Shenzhen City Guangdong Province PRC	No Commercial Value
35	Unit No. 603 on Level 6, North of Wan Xia Garden located at Houhai Road Shekou Shenzhen City Guangdong Province PRC	No Commercial Value
36	Unit No. 13-15D on Level 15, Hua Yuan Cheng located at Shekou Shenzhen City Guangdong Province PRC	No Commercial Value
37	Unit No. 13-303 on Level 3, Cui Wei Garden located at Shekou Shenzhen City Guangdong Province PRC	No Commercial Value
38	Portion of warehouse A1, portion of open yard B2 and an office unit on Level 1 of Base Building located at Chiwan Petroleum Supply Base Shenzhen City Guangdong Province PRC	No Commercial Value

	Property	Open market value in existing state as at September 30, 2002 *Rmb*
39	A warehouse unit located at A4-2 Chiwan Petroleum Supply Base Shekou Shenzhen City Guangdong Province PRC	No Commercial Value
40	Room 402 on Level 4, Bihai Building Haibin Garden Binhai East Road Shekou Shenzhen City PRC	No Commercial Value
41	Unit 16A on Level 16, Block 5 No. 2, Weilan Hai An Houhai Road Shekou Shenzhen City PRC	No Commercial Value
42	Two office units of Chiwan Petroleum Building and a warehouse located at Chiwan Petroleum Supply Base Shekou Shenzhen City PRC	No Commercial Value
43	A warehouse located at Resources Supply Warehouse West Station of the National Highway No. 314 Kuerle City Xinjiang Uygur Autonomous Region PRC	No Commercial Value
44	Room 518 No. 3-1516 Hebei Road Haiyang New and Hi-Tech Development Zone Tanggu Tianjin PRC	No Commercial Value
	Sub-total:	**Nil**
	Total:	**1,506,500**

VALUATION CERTIFICATE

GROUP I - PROPERTY INTERESTS HELD AND OCCUPIED BY A JOINT-VENTURE COMPANY OF THE GROUP IN PRC

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
1	Room 604 on Level 6, Block 2 Ying Bin Building Zone 2, Bitaoyuan Apartment Taizi Nan Road Shekou Shenzhen City Guangdong Province PRC	The property comprises a residential unit on level 6 of a 7-storey residential building completed in about 1985. The property has a gross floor area of approximately 157.9 sq.m. The property has been granted with the land use rights for a term of 30 years expiring on May 9, 2010 for residential use.	The property is currently occupied by the Group as staff quarter.	292,000 50% attributable to the Group: 146,000

Notes:

1. China Offshore Thales GeoSolutions (Tianjin) Company Limited (the "JV Company") is 50% owned by the Group.

2. According to a Realty Title Certificate, Shen Fang Di Zi Di No.4000056061 issued by Shenzhen Realty Administrative Bureau dated November 13, 2001, the property is held by the JV Company for residential use.

3. According to an opinion given by the Company's PRC legal advisers:

   i. The JV Company has duly obtained the land use rights and building ownership rights of the property.

   ii. The Realty Title Certificate is valid.

   iii. The property can be freely transferred, leased, or mortgaged by the JV Company.

   iv. The property is not subject to any mortgage or other third party rights and liabilities.

	Property	Description and tenure	*Particulars of* occupancy	Open market value in *existing state as at* September 30, 2002 *Rmb*
2	Rooms 6A, 6B on Level 6 and 7A on Level 7 Peng Zhu Court Haiwan Garden Haichang Street Shekou Shenzhen City Guangdong Province PRC	The property comprises three residential units on levels 6 and 7 of a 7-storey residential building completed in about 1989. The property has a total gross floor area of approximately 349.8 sq.m. The property has been granted with land use rights for a term expiring on May 30, 2038 for commercial/ residential use.	The property is currently occupied by the Group as staff quarters.	671,000 50% attributable to the Group: 335,500

Notes:

1. China Offshore Thales GeoSolutions (Tianjin) Company Limited (the "JV Company") is 50% owned by the Group.

2. According to three Realty Title Certificates, Shen Fang Di Zi Di Nos. 4000056062 to 4000056064 issued by Shenzhen Realty Administrative Bureau dated November 13, 2001, the property is held by the JV Company for commercial/residential use.

3. According to an opinion given by the PRC legal adviser to the Company:

   i. The JV Company has duly obtained the land use rights and building ownership rights of the property.

   ii. The Realty Title Certificates are valid.

   iii. The property can be freely transferred, leased, or mortgaged by the JV Company.

   iv. The property is not subject to any mortgage or other third party rights and liabilities.

GROUP II - PROPERTY INTEREST HELD AND OCCUPIED BY THE GROUP IN THE USA

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
3	A house located at 8015 Sharpview Drive (also referred to as Lot 4, Block 25 Sharpstown Country Club Terrace) Houston Texas 77036 USA	The property comprises a single-storey detached house with a gross floor area of approximately 2,335 sq.ft. (216.9 sq.m.) completed in about 1962.	The property is currently occupied by a subsidiary of the Group for residential purposes.	1,025,000

Notes:

1. Lico International Inc. is a wholly owned subsidiary of the Group.

2. According to a Notice to Purchaser(s) No. 194 - 48 - 0140, the property is held by Lico International, Inc.

3. As confirmed by the Company, the property is not subject to any mortgage.

4. We make our valuation having regard to the valuation report undertaken by Mr. James L. Hendricks JR, a qualified valuer who has about 20 years of valuation experience and is a professional member of Member Appraisal Institute, Texas State Certified General Real Estate Appraiser (Certificate No. TX-1320326-G), Arizona State Certified General Real Estate Appraiser and Michigan State Certified General Real Estate Appraiser.

GROUP III - PROPERTY INTERESTS RENTED AND OCCUPIED BY THE GROUP IN PRC

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
4	Rooms 1505 and 1506 on Level 16 of Ocean-Petroleum Building No.1 Road 2 Shekou Nanshan District Shenzhen City Guangdong Province PRC	The property comprises two office units on level 16 of a 16-storey office building completed in about 1987. The property has a total gross floor area of approximately 721 sq.m. According to a Tenancy Agreement dated January 14, 2002, the property is leased to the Company from Shenzhen Nanhai Eastern Oil Company Shekou Base Company for a term of one year commencing from January 15, 2002 at a monthly rental of Rmb 33,166 inclusive of property tax, land use rights and management fees but exclusive of water, electricity and service charges.	The property is currently occupied by the Company for office purposes.	No Commercial Value

Notes:

1. Shenzhen Nanhai Eastern Oil Company Shekou Base Company is a wholly owned subsidiary of CNOOC.

2. According to the opinion given by the Company's PRC legal advisers:

   i. *The land use rights of the two office units were obtained by way of administrative allocation.*

   ii. The land use rights and the building ownership rights of the property are legally held by Shenzhen Nanhai Eastern Oil Company Shekou Base Company.

   iii. The Tenancy Agreement made between the Company and Shenzhen Nanhai Eastern Oil Company Shekou Base Company is valid, legally binding and enforceable under PRC law.

   iv. According to relevant property laws in the PRC, administrative allocated land is not allowed to be freely leased unless permission is obtained from the relevant land administration bureau and the relevant rentals generated from the land use rights have to be paid to the government.

	Property	Description and tenure	*Particulars of* occupancy	Open market value in *existing state as at* September 30, 2002 *Rmb*
5	Various buildings located at Ocean Petroleum Yard Xinggong East Street Yanjiao Development District Sanhe City Hebei Province PRC	The property comprises 12 office buildings, workshops and warehouses completed in various years from 1979 to 1999. The property has a total gross floor area of approximately 33,305.48 sq.m. Pursuant to a Tenancy Agreement dated September 27, 2002 entered into between the Company and China Offshore Yanjiao Enterprises Company ("Yanjiao Enterprises"), the property is leased to the Company from Yanjiao Enterprises for a term of one year commencing from September 27, 2002 at an annual rental of Rmb 5,159,229.08 exclusive of management and service fees.	The property is currently occupied by the Group for composite uses.	No Commercial Value

Notes:

1. Yanjiao Enterprises is a wholly owned subsidiary of CNOOC.

2. According to an opinion given by the PRC legal adviser to the Company:

   i. The land use rights of the property have been granted to Yanjiao Enterprises.

   ii. The land use rights and the building ownership rights of the property are legally held by Yanjiao Enterprises.

   iii. The Tenancy Agreement made between the Company and Yanjiao Enterprises is valid, legally binding and enforceable under PRC law.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
6	Various buildings located at Donggu Shi You Xin Cun Tanggu Tianjin PRC	The property comprises 26 office buildings, workshops, warehouses and other ancillary buildings completed in various years from 1978 to 1999. The property has a total gross floor area of approximately 21,918 sq.m. Pursuant to a Tenancy Agreement dated September 27, 2002 entered into between the Company and China Offshore Oil Bohai Company ("Bohai Company"), the property is leased to the Company from Bohai Company for a term of one year commencing from September 27, 2002 at an annual rental of Rmb 1,817,990.08 exclusive of management and service fees.	The property is currently occupied by the Group for production, office and storage purposes.	No Commercial Value

Notes:

1. Bohai Company is a wholly owned subsidiary of CNOOC.

2. According to an opinion given by the PRC legal adviser to the Company:

   i. The land use rights of 23 buildings of the property with a total gross floor area of approximately 11,648 sq.m. were obtained by way of administrative allocation. The remaining three buildings of the property with a total gross floor area of approximately 10,270 sq.m. are erected on state-owned granted land.

   ii. The land use rights and the building ownership right of the property are legally held by Bohai Company.

   iii. The Tenancy Agreement made between the Company and Bohai Company is valid, legally binding and enforceable under the PRC laws.

   iv. According to relevant property laws in the PRC, administrative allocated land is not allowed to be freely leased unless it has obtained permission from relevant land administration bureau and the relevant rentals generated from the land use rights have to be paid to the government.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
7	Various buildings located at Nanhai West Petroleum Base Zhanjiang City Guangdong Province PRC	The property comprises 10 office buildings, workshops, dormitory buildings completed in various years from 1979 to 1999. The property has a total gross floor area of approximately 21,498.72 sq.m. Pursuant to a Building Tenancy Agreement dated September 27, 2002 entered into between the Company and CNOOC Western Nanhai Oil Company ("Western Nanhai Oil Company"), the property is leased to the Company from Western Nanhai Oil Company for a term of one year commencing from September 27, 2002 at an annual rental of Rmb 625,573.02 exclusive of management and service fees.	The property is currently occupied by the Group for production, office and dormitory uses.	No Commercial Value

Notes:

1. Western Nanhai Oil Company is a wholly owned subsidiary of CNOOC.

2. According to an opinion given by the PRC legal adviser to the Company:

   i. The land use rights of 6 buildings of the property with a total gross floor area of approximately 12,914.39 sq.m. were obtained by way of administrative allocation. The remaining 4 buildings of the property with a total gross floor area of approximately 8,584.33 sq.m. are erected on state-owned granted land.

   ii. The land use rights and the building ownership rights of the property are legally held by Western Nanhai Oil Company.

   iii. The Building Agreement made between the Company and Western Nanhai Oil Company is valid, legally binding and enforceable under the PRC laws.

   iv. According to relevant property laws in the PRC, administrative allocated land is not allowed to be freely leased unless it has obtained permission from relevant land administration bureau and the relevant rentals generated from the land use rights have to be paid to the government.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
8	Rooms 1301-1305 and 1322-1324 on Level 13 Aijian No.3 Building No.583 Lingling Road Xuhui District Shanghai PRC	The property comprises eight office units on level 13 of a 31-storey office building completed in about 1984. The property has a total gross floor area of approximately 352.25 sq.m. According to a Tenancy Agreement dated November 1, 2002, the property is leased to the Company from an independent third party for a term of 5 years commencing from November 1, 2002 at a monthly rental of Rmb 24,305 inclusive of management fee.	The property is currently occupied by the Group for office purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
9	Room 401, No. 278 Wan Ping South Road Xin Cun Xuhui District Shanghai PRC	The property comprises a residential unit on a residential building. The property has a total gross floor area of approximately 92 sq.m. According to a Tenancy Agreement dated April 29, 2002, the property is leased to the Company from an independent third party for a term of 1 year commencing from May 1, 2002 at a monthly rental of Rmb 3,800 inclusive of monthly management fee, water rates etc.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
10	Rooms 1403, 1405 and 1406 Aijian No.1 Building No.590, Wanping South Road Shanghai PRC	The property comprises three units on level 14 of a 15-storey office building completed in about 1984. The property has a total gross floor area of approximately 215 sq.m. According to a Tenancy Agreement No.B02HH085 dated June 16, 2002, the property is leased to Shanghai Branch of the Company from an independent third party for a term of one year commencing from June 16, 2002 at a monthly rental of Rmb 11,320.	The property is currently occupied by the Group for office purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
11	Room 202, No. 20 Lane 571, Dong Lan Road Minxing District Shanghai PRC	The property comprises a unit on level 2 of a ten-storey residential building completed in about 2002. The property has a total gross floor area of approximately 106.65 sq.m. According to a Tenancy Agreement No.B02HH036 dated March 30, 2002, the property is leased to Shanghai Branch of the Company from an independent third party for a term of one year commencing from April 1, 2002 at a monthly rental of Rmb 4,000, exclusive of electricity, water, gas and telecomunication fees.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
12	Room 101, Block 11 Lane 612, Haiyang Road Shanghai PRC	The property comprises a unit on level 2 of a six-storey residential building completed in about 2002. The property has a total gross floor area of approximately 105.89 sq.m. According to a Tenancy Agreement No. B02HH976 dated April 29, 2002, the property is leased to Shanghai Branch of the Company from an independent third party for a term of one year commencing from May 1, 2002 at a monthly rental of Rmb 4,200.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

13	Room 402, Block 5 Lane 457, Yuyuan Road Jingan District Shanghai PRC	The property comprises a unit on level 4 of a four-storey residential building completed in about 2000. The property has a total gross floor area of approximately 60.66 sq.m. According to a Tenancy Agreement No. B02HH394 dated April 1, 2002, the property is leased to Shanghai Branch of the Company from an independent third party for a term of one year commencing from April 1, 2002 at a monthly rental of Rmb 1,900.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
14	Two parcels of land, a building and a warehouse located at No. 627, Ougao Road Gaoqiao District Shanghai PRC	The property comprises two parcels of land on which a 2-storey production building and a warehouse are erected. The property has a total gross floor area of approximately 510 sq.m. The total site area of the land is approximately 1,100 sq.m. According to a Tenancy Agreement dated December 28, 2001 No. B02HH021, the 2-storey production building with a total gross floor area of 480 sq.m. and a parcel of land with a site area of 400 sq.m. are leased to the Company from an independent third party (the "Landlord") for a term of one year commencing from January 1, 2002 at a monthly rental of Rmb 12,240. According to a Supplemental Agreement, a parcel of land with a site area of approximately 700 sq.m. is leased to the Company from the Landlord for a term of 1 year commencing from May 1, 2002 at a monthly rental of Rmb 6,300. According to a Supplemental Agreement dated June 17, 2002, the warehouse with a gross floor area of approximately 30 sq.m. is leased to the Company for a term of 1 year commencing from June 17, 2002 at a monthly rental of Rmb 540.	The property is currently occupied by the Group for production purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
15	An office unit located at No. 627, Ougao Road Gaoqiao District Shanghai PRC	The property comprises an office unit and a storeroom in an office building completed in about 1994. The property has a total gross floor area of approximately 28 sq.m. According to a Tenancy Agreement No. C02H2060 dated June 27, 2002, the property is leased to Shanghai Branch of the Company from an independent third party on a daily basis at a daily rental of Rmb 2 per sq.m. (See Note 1).	The property is currently occupied by the Group for office and storage purposes.	No Commercial Value

Notes:

1. According to the Tenancy Agreement, the term of the tenancy depends on the practical requirement of measurement for the depth of wells.

2. According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

16	Room 201, Unit 3, Block 15 Jinguan Garden Kuerle City Xinjiang Uygur Autonomous Region PRC	The property comprises a unit in a building completed in about 1997. The property has a total gross floor area of approximately 138 sq.m. According to a Tenancy Agreement dated December 20, 2001, the property is leased to Xinjiang Branch of the Company from an independent third party for a term commencing from December 21, 2001 to December 21, 2004 at a monthly rental of Rmb 550.	The property is currently occupied by the Group for office and residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
17	Four buildings and a room located at Wu Jiao Hua Station Kuerle City Xinjiang Uygur Autonomous Region PRC	The property comprises four buildings and a room completed in about 1980. The property has a total gross floor area of approximately 3,240 sq.m. According to a Tenancy Agreement dated July 1, 2002, the property is leased to Xinjiang Branch of the Company from an independent third party for a term of 4 years commencing from July 1, 2002 at a total rental of Rmb 63,000 for the term from July 1, 2002 to December 31, 2002 and Rmb 369,600 for the term from January 1, 2003 to June 30, 2006.	The property is currently occupied by the Group for of office and storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
18	Petroleum warehouses F3-3 and F4-1 located inside Chiwan Petroleum Supply Base Shenzhen City PRC	The property comprises two warehouses on level 1 of two 2-storey buildings completed in about 1998. The property has a total gross floor area of approximately 1,314 sq.m. According to two Tenancy Agreements dated April 16, 2002, Storerooms F3-3 and F4-1, both with a gross floor area of approximately 657 sq.m., are leased to the Company from an independent third party for a term of 2 years commencing from April 1, 2002 respectively at a monthly rental of Rmb 33,948 and US$4,400.	The property is currently occupied by the Group for storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreements are valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
19	Various workshops/ office rooms/ warehouses and an open site located at Shi You Xin Cun Tanggu District Tianjin PRC	The property comprises various workshops, office rooms and warehouses completed in 2000 and an open site with an area of approximately 2,144 sq.m. The property has a total gross floor area of approximately 1,353 sq.m. According to a Tenancy Agreement, a Supplemental Agreement and a Renewed Tenancy Agreement respectively dated September 20, 2001, April 18, 2002 and October 30, 2002, the property is leased to CNOOC-OTIS Well Completion Services Limited, a joint venture company of the Company, from Equipment Technology Service Company, a wholly-owned subsidiary of CNOOC, for a term commencing from October 1, 2001 to December 31, 2002 at a total monthly rental of Rmb 64,583.	The property is currently occupied by the Group for production and ancillary office and storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreements are valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
20	Unit 53-105 Bin Hai Xin Cun Bohai Tanggu District Tianjin PRC	The property comprises a unit on level 1 of a residential building completed in about 1991. The property has a gross floor area of approximately 110.99 sq.m. According to a Tenancy Agreement dated April 2, 2002, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company, from Bohai Oil Binhai Property Company, a wholly-owned subsidiary of CNOOC, for a term of 1 year commencing from January 1, 2002 at an annual rental of Rmb 33,297.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
21	A parcel of land located at Bohai Shi You Xin Cun Tanggu District Tianjin PRC	The property comprises a parcel of land with a site area of approximately 2,000 sq.m. According to a Tenancy Agreement dated May 15, 2002, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company, from Bohai Oil Communication Company, a wholly owned subsidiary of CNOOC, for a term commencing from May 15, 2002 to May 31, 2005 at a monthly rental of Rmb 15,000.	The property is currently occupied by the Group for storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

22	Three office units and a warehouse located at Bohai Petroleum Supply Base Tanggu District Tianjin PRC	The property comprises 3 office units of an office building and a warehouse completed in about 1986 inside Bohai Petroleum Supply Base. The property has a total gross floor area of approximately 510 sq.m. (See Note 1). According to a Tenancy Agreement and a Service Agreement respectively dated March 15, 2002 and January 15, 2002, the three office units with a total gross floor area of approximately 60 sq.m. is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from Bohai Oil Material Supply Company, a wholly owned subsidiary of CNOOC, for a term commencing from March 1, 2002 to March 1, 2005 at a monthly rental of Rmb 4,980. The warehouse with a gross floor area of approximately 450 sq.m. is leased on a daily basis at a daily rental of Rmb 1 per sq.m. (See Note 1).	The property is currently occupied by the Group for office and storage purposes.	No Commercial Value

Notes:

1. As advised by Bohai Oil Material Supply Company, the area of the warehouse leased depends on the practical operation of their business and the existing area of warehouse leased is approximately 450 sq.m.

2. According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement and Service Agreement are valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
23	Warehouse No.5 Nanyou Petroleum Supply Base Potou District Zhanjiang City Guangdong Province PRC	The property comprises a warehouse completed in about 1982. The property has a gross floor area of approximately 2,922 sq.m. According to a Tenancy Agreement dated January 1, 2002, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company, from Nanyaon Wharf Service Company, a wholly-owned subsidiary of CNOOC, for a term of 2 years commencing from January 1, 2002 at a daily rental of Rmb 1,236.6 exclusive of waste treatment charges.	The property is currently occupied by the Group for storeroom purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

24	Tianyu Villa B Block 17, Area A No. 21 Xinbei Road Tanggu District Tianjin PRC	The property comprises a 2-storey residential detached house completed in about 1997. The property has a gross floor area of approximately 343.26 sq.m. According to a Tenancy Agreement dated May 28, 1997, the property is leased to China Offshore Thales GeoSolutions (Tianjin) Company Limited, a joint venture company of the Company, from an independent third party for a term commencing from May 1, 1997 to March 1, 2003 at a monthly rental of Rmb 22,857.14.	The property is currently occupied by the Group as residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
25	Room 7C, Block D1 located at Rong Chun Tanggu District Tianjin PRC	The property comprises a residential unit on level 7 of a 8-storey building completed in about 1994. The property has a gross floor area of approximately 93 sq.m. According to a Tenancy Extension Agreement dated July 1, 2002, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term commencing from June 30, 2002 to June 30, 2003 at a monthly rental of Rmb 4,500.00.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

26	Room 402, Block 31 Tai Da Chui Heng Cun Tanggu District Tianjin PRC	The property comprises a residential unit on level 4 of a 8-storey building completed in about 1999. The property has a gross floor area of approximately 85 sq.m. According to a Tenancy Agreement dated March 30, 2002, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term commencing from April 1, 2002 to December 31, 2002 on a quarterly basis at a quarterly rental of Rmb 22,200.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
27	A warehouse building located at Bohai Petroleum Supply Base Tanggu District Tianjin PRC	The property comprises a single-storey warehouse building located at Bohai Petroleum Supply Base. The property has a gross floor area of approximately 362 sq.m. According to a Tenancy Extension Agreement dated November 10, 2001, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term of 1 year commencing from January 1, 2002 at a monthly rental of Rmb 8,688.	The property is currently occupied by the Group for storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

28	Unit 502 on Level 5, Block 8 Hua Yuan Xiao Qu Donggu Shi You Xin Cun Bohai Petroleum Tanggu District Tianjin PRC	The property comprises a residential unit of a 5-storey building completed in about 1997. The property has a gross floor area of approximately 65 sq.m. According to a Tenancy Agreement dated September 5, 2001, the property is leased to CNOOC-OTIS Well Completion Services Limited, a joint venture company of the Company, from an independent third party for a term commencing from September 5, 2001 on a monthly basis at a monthly rental of Rmb 1,000 (See Note 1).	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Notes:

1. According to the Tenancy Agreement, the tenancy agreement will expire when the tenant ceases to pay the rental.

2. According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
29	A parcel of land located at No. 169, Dong Gu Zha South Road Tanggu District Tianjin PRC	The property comprises a parcel of concrete land with a site area of approximately 3,000 sq.m. According to a Field Tenancy Agreement dated March 1, 2002, the property is leased to CNOOC-OTIS Well Completion Services Limited, a joint venture company of the Company, from an independent third party for a term commencing from March 1, 2002 to March 2, 2003 at an annual rental of Rmb 35,000.	The property is currently occupied by the Group for storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

30	A parcel of land located at No. 138 Donggu Xikai Street Tanggu District Tianjin PRC	The property comprises a parcel of land with a site area of approximately 475 sq.m. According to an Operation Auxiliary Service Agreement dated October 16, 2002, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company from an independent third party, for a term commencing from July 1, 2002 to December 30, 2002 at a monthly rental of Rmb 2,565.	The property is currently occupied by the Group for auxiliary service purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Service Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
31	A parcel of land located at the right hand side of the south gate of Bohai Petroleum Bureau Tianjin Development Zone Tianjin PRC	The property comprises a parcel of land with a site area of approximately 600 sq.m. According to an Operation Auxiliary Service Agreement dated October 16, 2002, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company, from an independent third party for a term commencing from July 1, 2002 to December 30, 2002 at a daily rental of Rmb 108.	The property is currently occupied by the Group for auxiliary service purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Service Agreement is valid, legally binding and enforceable under the relevant PRC laws.

32	Warehouse F3-4 and Yard F3 located at Chiwan Petroleum Supply Base Chiwan Road Shenzhen City Guangdong Province PRC	The property comprises a parcel of land with a site area of approximately 343 sq.m. and a warehouse completed in about 1996. The property has a total gross floor area of approximately 657 sq.m. According to a Tenancy Agreement dated September 12, 2001, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company, from an independent third party or a term commencing from April 1, 1999 to December 31, 2002 at a monthly rental of Rmb 42,666.	The property is currently occupied by the Group for office and storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
33	Unit Nos. F, G and H, Level 32 New Times Square No. 1, Taizi Road Shekou Shenzhen City Guangdong Province PRC	The property comprises an office on level 32 of a 35-storey building completed in about 1998. The property has a total gross floor area of approximately 363.19 sq.m. According to a Tenancy Agreement dated September 14, 2000, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term of 3 years commencing from May 1, 2000 at a monthly rental of Rmb 32,600.	The property is currently occupied by the Group for office purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

34	A house located at No.23 Qingshan Villa located at Shekou Shenzhen City Guangdong Province PRC	The property comprises a house with a gross floor area of approximately 246.9 sq.m. completed in about 1987. According to a Tenancy Extension Agreement dated May 30, 2002, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term of 1 year commencing from June 1, 2002 at a monthly rental of Rmb 18,279.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
35	Unit No. 603 on Level 6, North of Wan Xia Garden located at Houhai Road Shekou Shenzhen City Guangdong Province PRC	The property comprises a residential unit on level 6 of a 8-storey residential building completed in about 1998. The property has a gross floor area of approximately 127 sq.m. According to a Tenancy Agreement dated January 1, 2000, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term of 2 years expiring on December 31, 2002 at a monthly rental of Rmb 4,900.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

36	Unit No. 13-15D on Level 15, Hua Yuan Cheng located at Shekou Shenzhen City Guangdong Province PRC	The property comprises a residential unit on level 15 of a 15-storey residential building completed in about 2000. The property has a gross floor area of approximately 150 sq.m. According to a Tenancy Agreement dated September 30, 2001, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term of 1 year and 3 months commencing from October 1, 2001 at a monthly rental of Rmb 4,500.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
37	Unit No. 13-303 on Level 3, Cui Wei Garden located at Shekou Shenzhen City Guangdong Province PRC	The property comprises a residential unit on level 3 of a 8-storey residential building completed in about 1993. The property has a gross floor area of approximately 97 sq.m. According to a Tenancy Agreement dated July 18, 2002, the property is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term commencing from July 18, 2002 to January 18, 2003 at a monthly rental of Rmb 4,500.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

38	Portion of warehouse A1, portion of open yard B2 and an office unit on Level 1 of Base Building located at Chiwan Petroleum Supply Base Shenzhen City Guangdong Province PRC	The property comprises portion of a single-storey warehouse, portion of an open yard with a site area of approximately 430 sq.m. and an office unit on level 1 of a 5-storey office building. The property has a total gross floor area of approximately 891 sq.m. According to a Tenancy Extension Agreement dated August 3, 2002, the office unit with a gross floor area of approximately 25 sq.m. is leased to China Nanhai-Magcobar Mud Corporation Limited, a joint venture company of the Company, from an independent third party for a term commencing from May 1, 2000 to May 31, 2005 at a monthly rental of US$137.5. The portion of warehouse A1 with a gross floor area of approximately 866 sq.m. and the portion of an open yard with a site area of approximately 430 sq.m. are leased for a term commencing from June 1, 2002 to May 31, 2005 at a total monthly rental of US$4,627.4.	The property is currently occupied by the Group for composite purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, and the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
39	A warehouse unit located at A4-2 Chiwan Petroleum Supply Base Shekou Shenzhen City Guangdong Province PRC	The property comprises a warehouse completed in 1995. The property has a gross floor area of approximately 781.2 sq.m. According to a Tenancy Extension Agreement dated September 4, 2001, the property is leased to CNOOC-OTIS Well Completion Services Limited, a joint venture company of the Company, from an independent third party for a term commencing from July 1, 2001 to December 31, 2003 at a monthly rental of US$4,100.	The property is currently occupied by the Group for storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

40	Room 402 on Level 4, Bihai Building Haibin Garden Binhai East Road Shekou Shenzhen City PRC	The property comprises a residential unit on level 4 of a six-storey building completed in 1995. The property has a gross floor area of approximately 180 sq.m. According to a Tenancy Agreement with a memorial No. CHC2002-040R dated July 1, 2002, the property is leased to CNOOC-OTIS Well Completion Services Limited, a joint venture company of the Company, from an independent third party for a term of 1 year commencing from July 1, 2002 at a monthly rental of Rmb 4,500.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
41	Unit 16A on Level 16, Block 5 No. 2 Weilan Hai An Houhai Road Shekou Shenzhen City PRC	The property comprises a residential unit on level 16 of a 20-storey building completed in 1995. The property has a gross floor area of approximately 120 sq.m. According to a Tenancy Agreement with a memorial No. CHC2002-049R dated August 29, 2002, the property is leased to CNOOC-OTIS Well Completion Services Limited, a joint venture company of the Company, from an independent third party for a term commencing from August 1, 2002 to August 1, 2003 at a monthly rental of Rmb 3,500.	The property is currently occupied by the Group for residential purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement is valid, legally binding and enforceable under the relevant PRC laws.

42	Two office units of Chiwan Petroleum Building and a warehouse located at Chiwan Petroleum Supply Base Shekou Shenzhen City PRC	The property comprises two office units on levels 1 and 2 of a 5-storey office building and a warehouse adjacent to the building completed in about 1999. The property has a total gross floor area of approximately 854 sq.m. According to a Tenancy Agreement and a Renewed Tenancy Agreement, respectively dated September 7, 2000 and October 31, 2002, the property is leased to China Offshore Thales GeoSolutions (Tianjin) Company Limited, a joint venture company of the Company, from an independent third party for a term commencing from October 1, 2000 to September 30, 2003 at a monthly rental of US$4,522.	The property is currently occupied by the Group for office purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreements are valid, legally binding and enforceable under the relevant PRC laws.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state as at September 30, 2002 *Rmb*
43	A warehouse located at Resources Supply Warehouse West Station of the National Highway No. 314 Kuerle City Xinjiang Uygur Autonomous Region PRC	The property comprises a warehouse completed in about 1990. The property has a gross floor area of approximately 100 sq.m. According to a Well Equipment Deposit Contract dated July 5, 2002, the property is leased to China France Bohai Geoservices Company Limited, a joint venture company of the Company, from an independent third party for a term commencing from July 5, 2002 to December 31, 2003 at a monthly rental of Rmb 300.	The property is currently occupied by the Group for storage purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Contract is valid, legally binding and enforceable under the relevant PRC laws.

44.	Room 518 No. 3-1516 Hebei Road Haiyang New and Hi-Tech Development Zone Tanggu Tianjin PRC	The property comprises an office unit on Level 5 of an office building. The property has a gross floor area of approximately 40 sq.m. According to a Tenancy Agreement dated November 15, 2001 and a Supplemental Agreement dated November 6, 2002, the property is leased to the Company from an independent third party for a term of 3 years commencing from November 15, 2001 to November 14, 2004 at an annual rental of Rmb 10,080	The property is currently occupied by the Company for office purposes.	No Commercial Value

Note: According to the opinion of the Company's PRC legal advisers, the Tenancy Agreement and the Supplemental Agreement are valid, legally binding and enforceable under the relevant PRC laws.

TAXES APPLICABLE TO US AS A PRC COMPANY

Income Tax

Under the Provisional Regulations of Income Tax for Domestic Companies (中華人民共和國企業所得稅暫行條例) effective from January 1, 1994 and as stipulated by the State Council, we are required to pay income tax at a rate of 33% on taxable income derived from our business activities, unless a lower rate is provided by law, administrative regulations or State Council regulations.

Value Added Tax ("VAT")

The Provisional Regulations of VAT (中華人民共和國增值稅暫行條例) and the Details of Provisional Regulations of VAT (中華人民共和國增值稅暫行條例實施細則) (effective from January 1, 1994) require us to pay VAT. "General" tax payers, as certified by local tax bureaus, are required to pay 17% or 13% (in certain limited circumstances) VAT, depending on the product type. "Small sized" tax payers, as certified by local tax bureaus, are required to pay 6% VAT.

According to the Provisional Regulations of the PRC on Value-Added Tax and Detailed Rule for the Implementation of the Provisional Regulation of the PRC on Value-Added Tax, the VAT rates:

(i) For taxpayers selling or importing the following goods: food grains, edible vegetable oils, tap water, heating, air conditioning, hot water, coal gas, liquefied petroleum gas, natural gas, coal/charcoal products for household use, books, newspapers, magazines, feeds, chemical fertilizers, agricultural chemicals, agricultural machinery, covering plastic film for farming and other goods as regulated by the State Council, the tax shall be 13%;

(ii) For taxpayers exporting goods, the tax rate shall be 0% except as otherwise stipulated by the State Council;

(iii) For taxpayers selling or importing goods, other than those stipulated in items (i) and (ii), the tax rate shall be 17%;

(iv) For taxpayer providing processing and replacement services (as 'taxable services'), the tax rate shall be 17%;

(v) The rate leviable on the small-scale taxpayers (the annual sales amount of the taxpayer subject to VAT is below Rmb 1 million or the annual taxable sales amount of the taxpayer is below Rmb 1.8 million) selling goods or taxable services shall be 6%.

Business Tax

The Provisional Regulations of Operation Taxes (中華人民共和國營業稅暫行條例) and the Details of Provisional Regulations of Operation Taxes (中華人民共和國營業稅暫行條例實施細則) effective from January 1, 1994, stipulate that as a business engaged in labor services, transfers of intangible assets and sale of real estate, we are required to pay 3% to 20% business tax on our gross business turnover.

TAXATION OF OUR SHAREHOLDERS

Tax on Dividends

PRC. On July 21, 1993 the PRC State Administration of Taxation, by a notice (the "Notice Relating to Taxes Applicable to Foreign Enterprises and Foreign Nationals in Relation to Dividends and Gains obtained from the Holding and Transferring of Shares") (the "Tax Notice") (國家稅務總局關於外商投資企業，外國企業和外籍個人取得股票(股權)轉讓收益和股息所得稅收問題的通知) clarified that dividends received by holders of our H Shares were exempt from income tax.

Hong Kong. Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong on dividends paid by us.

Tax on the Transfer of Shares

PRC. According to the Tax Notice, the net incomes by individual foreigners from the transfer of H shares are exempt from income tax.

Hong Kong. Under the current Hong Kong tax regime, no tax will be imposed on capital gains from the sale of our H Shares. Trading gains from the sale of our H Shares by persons carrying on a business in Hong Kong, where such gains are sourced in Hong Kong and arise from such business, will be chargeable to Hong Kong profits tax. Currently, profits tax is imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals. Gains from sales of our H Shares effected on the Stock Exchange will be considered to be sourced in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of our H Shares effected on the Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

PRC. By virtue of the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (關於股份制試點企業有關稅收問題的暫行規定), taking effect on January 1, 1992, and the Interim Regulations of the PRC Concerning Stamp Duty (中華人民共和國印花稅暫行規定) taking effect on October 1, 1988, transfers of our H Shares outside the PRC (including Hong Kong, Taiwan and Macau) are exempt from the payment of PRC stamp duty.

Hong Kong. Hong Kong stamp duty will be payable by the purchaser on every purchase, and by the seller on every sale, of our H Shares registered on the H Share register in Hong Kong. The duty is charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the H Shares transferred on each of the seller and purchaser. In other words, a total of 0.2% will be payable on a typical sale and purchase transaction of our H Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of our H Shares registered on the H Share register is effected by a person who is not resident in Hong Kong and any stamp duty payable on the contract notes is not paid, the relevant instrument of transfer (if any) shall be chargeable with such duty, together with the duty otherwise chargeable thereon and the transferee shall be liable to pay such duty. No stamp duty will be levied on the transfer of our H Shares that are registered on a share register outside Hong Kong.

Estate Duty

PRC. No PRC liability for estate tax under PRC law will arise from non-PRC nationals holding H Shares.

Hong Kong. Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. Our H Shares will be regarded as property situated in Hong Kong for estate duty purposes if they are registered on the H Share register at the time of death. Hong Kong estate duty is imposed on the principal value of a deceased's estate at graduated rates from 5% to 15%. Based on the current assessment schedule, no estate duty is payable where the principal value of the dutiable estate does not exceed HK$7.5 million. The maximum rate of 15% applies where the principal value exceeds HK$10.5 million. No estate duty will be levied on our H Shares that are registered on a share register outside Hong Kong at the time of death.

PRC LAWS AND REGULATIONS

PRC Legal System

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, laws of the Special Administrative Regions and international treaties entered into by China. Decided court cases do not constitute binding precedents, although they are used for the purposes of judicial reference and guidance.

The National People's Congress of the PRC ("NPC") and the Standing Committee of the NPC are empowered by the PRC Constitution to exercise the legislative power of the State. The NPC has the power to amend the PRC Constitution and enact and amend basic laws governing State agencies, civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend laws other than those required to be enacted by the NPC.

The State Council is the highest organ of the State administration and has the power to enact administrative rules and regulations. The ministries and commissions under the State Council are also vested with the power to issue orders, directives and regulations within the jurisdiction of their respective departments. All administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must be consistent with the PRC Constitution and the national laws enacted by the NPC. In the event that a conflict arises, the Standing Committee of the NPC has the power to annul administrative rules, regulations, directives and orders.

At the regional level, the provincial and municipal congresses and their respective standing committees may enact local rules and regulations and the people's governments may promulgate administrative rules and directives applicable to their own administrative areas. These local laws and regulations must be consistent with the PRC Constitution, the national laws and the administrative rules and regulations promulgated by the State Council.

The State Council, provincial and municipal governments may also enact or issue rules, regulations or directives in new areas of the law for experimental purposes. After gaining sufficient experience with experimental measures, the State Council may submit legislative proposals to be considered by the NPC or the Standing Committee of the NPC for enactment at the national level.

The PRC Constitution vests the power to interpret laws in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws (全國人民代表大會常務委員會關於加強法律解釋工作的決議) passed on June 10, 1981, the Supreme People's Court has the power to give general interpretation on the application of laws in judicial proceedings in addition to its power to interpret specific cases. The State Council and its ministries and commissions are also vested with the power to interpret rules and regulations which they have promulgated. At the regional level, the power to interpret regional laws is vested in the regional legislative and administrative bodies which promulgate such laws.

PRC Judicial System

Under the PRC Constitution and the Law of Organization of the People's Courts of the PRC (中華人民共和國人民法院組織法), the judicial system is made up of the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are divided into three levels: the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are divided into civil, criminal, economic and administrative divisions. The intermediate people's courts have divisions similar to those of the basic people's courts and other special divisions, such as the intellectual property division. The higher level people's courts supervise the lower levels. The people's procuratorates also have the right to exercise legal supervision over the civil proceedings of people's courts of the same level and lower levels. The Supreme People's Court is the highest judicial body in the PRC. It supervises the administration of justice by all of the people's courts.

The people's courts employ a two-tier appellate system. A party may appeal against a judgment or order of a local people's court to the people's court at the next higher level. Judgments or orders of the second instance at the same level and at the next higher level are binding. Judgments or orders of the first instance of the Supreme People's Court are also binding. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a judgment which has taken effect in any people's court at a lower level, or the presiding judge of a people's court finds an error in a judgment which has taken effect in the court over which he presides, the case may be retried according to the judicial supervision procedures.

The Civil Procedure Law of the PRC (中華人民共和國民事訴訟法) (the "Civil Procedure Law"), which was adopted on April 9, 1991, prescribes the criteria for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action and the procedures for enforcement of a civil judgment or order. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The parties to a contract may by express agreement select a jurisdiction provided that it is the plaintiff's or the defendant's place of domicile, the place of execution or implementation of the contract or the object of the action.

A foreign national or enterprise generally has the same litigation rights and obligations as a citizen or legal person of the PRC. If a foreign country's judicial system limits the litigation rights of PRC citizens and enterprises, the PRC courts may apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a judgment or order made by a people's court or an award made by an arbitration panel in the PRC, the aggrieved party may apply to the people's court to enforce the judgment, order or award. There are time limits imposed on the right to apply for such enforcement. If at least one of the parties to the dispute is an individual, the time limit is one year. If both parties to the dispute are legal persons or other institutions, the time limit is six months. If a person fails to satisfy a judgment which the court has ordered to enforce within the stipulated time, the court will, upon application of another party, mandatorily enforce the judgment.

A party seeking to enforce a judgment or order of a people's court against a party who is not located within the PRC who does not own any property in the PRC may apply to a foreign court with proper jurisdiction for recognition and enforcement of the judgment or order. A foreign judgment or ruling may also be recognized and enforced according to PRC enforcement procedures by the people's court in accordance with the principle of reciprocity if the PRC has entered into or acceded to an international treaty with the relevant foreign country which provides for such recognition and enforcement unless the people's court finds that the recognition or enforcement of a judgment or ruling will violate the basic legal principles of the PRC or its sovereignty or security, or for reasons of social and public interest.

The PRC Company Law, Overseas Listing Special Regulations and Mandatory Provisions

As a joint stock limited liability company incorporated in the PRC and seeking a listing on the Stock Exchange, we are subject to the following three laws in China:

- The PRC Company Law, which was promulgated by the Standing Committee of the NPC on December 29, 1993 and took effect on July 1, 1994, and was amended on December 25, 1999;
- The Overseas Listing Special Regulations (國務院關於股份有限公司境外募集股份及上市的特別規定), which were passed by the State Council on August 4, 1994 pursuant to Articles 85 and 155 of the PRC Company Law; and
- The Mandatory Provisions, which were jointly promulgated by the former Securities Committee and the former State Restructuring Commission on August 27, 1994, and which we, as a joint stock limited liability company seeking an overseas listing, must incorporate into our Articles of Association.

Set out below is a summary of the provisions of the PRC Company Law, the Overseas Listing Special Regulations and the Mandatory Provisions applicable to us.

Incorporation. A company may be incorporated by a minimum of five promoters, but at least half of the promoters must reside within the PRC. According to the Special Regulations, State-owned enterprises or enterprises with the majority of their assets owned by the PRC Government can be restructured in accordance with the relevant regulations to become joint stock limited companies which may issue shares to overseas investors. These companies if incorporated by public subscription may have less than five subscribers and can issue new shares once incorporated. We are incorporated under the PRC Company Law as a joint stock limited liability company. This means that we are a legal entity and that our registered capital is divided into Shares of equal par value. The liability of our Shareholders is limited to the amount of Shares held by them and we are liable to our creditors for an amount equal to the total value of our assets.

Under the PRC Company Law, we may invest in other limited liability companies in the PRC. Unless approved the State Council, the amount of our aggregate investment in other limited liability companies may not exceed 50% of our net assets.

The promoters shall convene an inaugural meeting within 30 days after the issued shares have been fully paid up, and shall give notice to all subscribers or make an announcement of the date of the inaugural meeting 15 days before the meeting. The inaugural meeting may be convened only with the presence of shareholders holding shares representing more than 50% of the voting rights in the company. At the inaugural meeting, matters including the adoption of draft articles of association proposed by the promoter(s) and the election of the board of directors and the supervisory committee of the company will be dealt with. All resolutions of the meeting require the approval of subscribers with at least half of the voting rights present at the meeting.

Within 30 days after the conclusion of the inaugural meeting, the board of directors shall apply to the registration authority for registration of the establishment of the company. A company is formally established and has the status of a legal person after the approval of registration had been given by the relevant administration for industry and commerce and a business license has been issued. Companies established by the public subscription method shall file a report on the offer of shares with the securities administration department of the State Council for record.

A company's promoters shall individually and collectively be liable for: (i) the payment of all expenses and liabilities incurred in the incorporation process if the company cannot be incorporated; (ii) the repayment of subscription monies to the subscribers together with interest at bank rates for a deposit of the same term if the company cannot be incorporated; and (iii) damages suffered by the company as a result of the default of the promoters in the course of incorporation of the company. According to the Provisional Regulations Concerning the Issue and Trading of Shares promulgated by the State Council on April 22, 1993 (which is only applicable to issue and trading of shares in the PRC and their related activities), if a company is established by means of subscription, the promoters of such company are required to assume joint responsibility for the accuracy of the contents of the Prospectus and to ensure that the Prospectus does not contain any misleading statement or omit any material information.

Establishment Procedures. After receiving the approval from the State Economic and Trade Commission, our Board of Directors submitted an application, which included the approval certificate, our Articles of Association, a capital verification report and other necessary documents, to the State Administration of Industry and Commerce. The State Administration of Industry and Commerce issued our business license on September 26, 2002.

Registered Capital. Our registered capital is equal to the amount of our paid up capital as recorded at the Administration of Industry and Commerce. The minimum registered capital of a joint stock limited liability company is Rmb 10,000,000. As a company authorized by CSRC to list our Shares on the Stock Exchange, we are required to have a registered capital of not less than Rmb 50,000,000.

Allotment and Issue of Shares. All issues of our Shares are based on the principles of transparency, equality and fairness. The same class of shares must carry equal rights. For each issue of our Shares, the terms of allotment for individual shares, including the subscription price, must be identical to other Shares in the same class. We may issue Shares at par value or at a premium, but we may not issue Shares below the par value.

We must obtain the approval of CSRC to offer our Shares to the overseas public. Under the Special Regulations, upon approval of the Securities Commission, a company may agree, in the underwriting agreement in respect of an issue of overseas listed foreign invested shares, to retain not more than 15% of the aggregate number of overseas listed foreign invested shares proposed to be issued after accounting for the number of underwritten shares.

Registered or Bearer Shares. The promoters may make capital contribution in cash, or in kind or by way of injection of assets, industrial property rights, non-patented technology or land use rights based on their appraised value. The amount of investment made in the form of industrial property rights and non-patented technology may not exceed 20% of the registered capital of the company. Shares that we issue to foreign investors and that are listed overseas must be in registered form, denominated in Renminbi and subscribed for in a foreign currency. Shares that are purchased by investors from the territories of Hong Kong, Macau and Taiwan and listed in Hong Kong are known as "overseas listed foreign shares." Within the PRC, all Shares that we issue to a promoter, State-designated investment institution or legal person must be in registered form and may not be held in the names of nominees. Shares that we issue to the public in China, however, may be in either registered or bearer form.

We are required to maintain a register of Shareholders for all Shares issued in registered form. Information such as our Shareholders' particulars, number of Shares held by each Shareholder and the dates on which the Shareholders became holders of the relevant Shares are required to be entered into the register.

We are also required to record the amount of bearer shares issued, the number designated to each bearer share and the date of issue of each bearer share.

Increase of share capital. We may increase our share capital by issuing new Shares only if we satisfy the following conditions:

- the immediately preceding issue of our Shares was subscribed for in full and at least one year has elapsed since the date of the immediately preceding Share issue, unless we increase our share capital by way of an issue of overseas listed foreign shares, in which case the time period may be less than 12 months;
- we have made a profit in each of the three financial years preceding the public offer of shares and are in a position to distribute dividends to our Shareholders;
- our financial and accounting statements for the three preceding financial years do not contain any false information; and
- our expected dividend yield is in excess of the interest rate of bank deposits for the same period.

We must obtain our Shareholders' approval to issue new Shares. After the Shareholders have approved a new issue, our Board of Directors must obtain the approval of the authorized department of the State Council or the provincial people's government. If we issue Shares by way of a public offering, we must also obtain the approval of the relevant securities administration authority. After we complete a subscription of new Shares, we must register the increase in registered capital with the Administration of Industry and Commerce and issue a public notice.

Reduction of Share Capital. Subject to minimum registered capital requirements, we may reduce our registered capital in accordance with the following procedures:

- we must prepare a current balance sheet and financial statement;
- our Shareholders must approve the reduction of registered capital in a general meeting;
- we must inform our creditors of the reduction in capital within 10 days and publish an announcement of the reduction in the newspaper at least three times within 30 days after the resolution approving the reduction has been passed;
- our creditors may within the statutory prescribed time limit require us to pay our debts or provide guarantees covering the debts; and
- we must register the reduction in registered capital with the Administration of Industry and Commerce.

Repurchase of Shares. We may only repurchase our Shares to reduce our registered share capital or to merge with another company which holds our Shares or for any other purpose permitted by law and relevant administrative regulations. The Mandatory Provisions stipulate that we must act in accordance with our Articles of Association and that we must obtain necessary approvals from any relevant supervisory authorities. We may repurchase our Shares by way of a general offer to our Shareholders or purchase our Shares on a stock exchange or by way of an off market contract.

After a repurchase of our Shares, we are required to cancel the portion of our Shares that have been repurchased, change our registration particulars and issue a public notice within 10 days.

Transfer of Shares. Our Shares may be transferred in accordance with any applicable laws and regulations, such as the PRC Company Law, the PRC Securities Laws and the Overseas Listing Special Regulations.

The Shares that we issued to CNOOC upon our incorporation may not be transferred for a three year period. Any Shares that are held by our Directors, Supervisors or manager may not be transferred during their respective terms of office.

The PRC Company Law does not limit the shareholding percentage of an individual Shareholder.

Transfers of Shares may not be entered in the register of Shareholders within 30 days before the date of a Shareholders' general meeting or within five days before the record date set for the purpose of distribution of dividends.

Shareholders. Under the PRC Company Law and the Mandatory Provisions, our Shareholders are entitled to the following rights:

- attend and vote in person or to appoint a proxy to attend and vote on his or her behalf at a general meeting;
- inspect our Articles of Association, minutes of Shareholders' meetings and financial reports and to put forward proposals and to ask questions relating to our operation;
- transfer our Shares on the Stock Exchange in accordance with any applicable laws and our Articles of Association;
- receive dividends in respect of the number of shares held if and when declared by our Board of Directors in accordance with our Articles of Association;
- receive a proportionate amount of our surplus assets if we are wound up;
- initiate legal proceedings in the people's court if a resolution passed at a Shareholders' meeting or Board of Directors' meeting infringes applicable law or administrative or the legitimate interests of our Shareholders;
- to receive surplus assets upon our termination in proportion to his or her shareholding; and
- any other shareholders' rights specified in our Articles of Association.

The obligations of a Shareholder include the obligation to abide by our Articles of Association, to pay the subscription monies in respect of the Shares subscribed for, to be liable for our debts and liabilities to the extent of the amount of subscription monies agreed to be paid in respect of the Shares taken up by him and any of the Shareholders' obligation specified in our Articles of Association.

Shareholders' General Meetings. Our Shareholders' may exercise the following powers in a Shareholders' general meeting:

- determine our business policies and investment plans;

- elect or remove our Directors and Supervisors and fix the remuneration of our Directors and Supervisors;
- *consider and approve the reports of our Board of Directors and our supervisory committee;*
- consider and approve our annual financial budget and accounting plans;
- consider and approve our profit distribution plan and plans for recovery of losses;
- approve an increase or reduction in our share capital;
- approve an issue of bonds;
- approve a merger, division, dissolution or liquidation: and
- approve amendments to our Articles of Association.

Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. An annual general meeting must be held once every year. Our Board of Directors is required to convene an extraordinary Shareholders' general meeting within two months after the occurrence of any of the following circumstances:

- the number of Directors on our Board of Directors is less than two-thirds of the number required under the PRC Company Law or our Articles of Association;
- our accumulated losses amount to one-third of our paid up capital;
- upon a request by holders of not less than 10% of our Shares; or
- the Board of Directors or the supervisory committee considers such a meeting necessary.

A Shareholders' general meeting is convened by the Board of Directors and presided over by the chairman of the Board of Directors. Under the Overseas Listing Special Regulations and the Mandatory Provisions, we are required to give 45 days' notice of a Shareholders' general meeting and this notice must specify the matters to be considered and the date and place of the meeting. If we have bearer Shares in issue, we must make a public announcement of the Shareholders' general meeting at least 45 days prior to the meeting being held. Under the Overseas Listing Special Regulations and the Mandatory Provisions, Shareholders who plan to attend a Shareholders' general meeting are required to provide us with a written confirmation of their intention 20 days prior to the meeting.

Under the Overseas Listing Special Regulations, Shareholders holding 5% or more of our total voting Shares are entitled to submit written resolutions to be considered at an annual Shareholders' general meeting and we must include in the agenda of that meeting any proposed resolutions which are within the powers of an annual Shareholders' general meeting.

The Overseas Listing Special Regulations and the Mandatory Provisions provide that a meeting of our Shareholders may be held if Shareholders holding 50% or more of our voting Shares have confirmed in writing 20 days prior to the proposed date of the meeting that they intend to attend the meeting. If this 50% level is not attained, a Shareholders' general meeting may only be held if we notify the Shareholders of the agenda, venue and date of the meeting by public announcement within five days after the deadline for confirming attendance.

Each Shareholder present at a Shareholders' general meeting is entitled to one vote for each Share held. A Shareholder may appoint a proxy to attend and vote on his behalf at a Shareholders' general meeting. Ordinary resolutions proposed at a Shareholders' general meeting generally must be passed by more than half of the votes cast by Shareholders present in person or by proxy at the meeting. However, special resolutions and the following actions must be approved by more than two-thirds of the votes cast: (i) amendments to our Articles of Association; (ii) a merger, division, dissolution or liquidation of our company; (iii) an increase or reduction of our share capital or the issue of any class of Shares, warrants and other securities; and (iv) other matters which the Shareholders' general meeting has resolved by way of ordinary resolution as having a potentially material effect on us as a company and should be approved by special resolution.

In the event of a variation or abrogation of the rights of a particular class of Shareholders, the Mandatory Provisions require us to hold a special class meeting. Holders of our Domestic Shares and holders our H Shares are deemed to be different classes of Shareholders.

Board of Directors. Detailed provisions relating to our Board of Directors are summarized in Appendix VI of this Prospectus.

The PRC Company Law provides that the following persons may not serve as one of our Directors:

- a person who is unable or has limited ability to undertake any civil liabilities;
- a person who has been convicted of an offence relating to bribery, corruption, appropriation of property, or the destruction of social economic order, where less than five years have elapsed since the date of completion of the sentence;
- a person who has been deprived of his political rights where less than five years have elapsed since completion of such deprivation;
- a person who is a former director, factory manager or manager of a company or enterprise which has become bankrupt or has been liquidated due to mismanagement and who is personally liable for the bankruptcy or liquidation of such company or enterprise, where less than three years have elapsed since the date of the completion of the liquidation of the company or enterprise;
- a person who has been a legal representative of an enterprise that has had its business license revoked because of unlawful operations and the person is personally responsible for such revocation, where less than three years has elapsed since the date of such revocation;
- a person who is liable for a relatively large amount of debt which has not been repaid when due; or
- a person who is a State civil servant.

Other circumstances under which a person is disqualified from acting as a Director are set out in the Mandatory Provisions.

Supervisory Committee. We are required to establish a supervisory committee comprised of not less than three members. The supervisory committee has the duty to:

- examine our financial situation;

- supervise the Directors, manager, deputy managers and other senior administrative officers to ensure their compliance with the Articles of Association and applicable laws and regulations;
- demand rectification from a Director, the manager or any other senior administrative officer when the acts of such persons are harmful to our interests;
- check the financial information and plans for distribution of profits to be submitted by the Board of Directors to the Shareholders' general meetings, and authorize a re-examination of such information or plan by our certified public accountants and practicing auditors should any queries arise;
- propose to convene an extraordinary Shareholders' general meeting;
- represent us in negotiation with or bringing an action against a Director; and
- carry out other functions and exercise other powers specified in the Articles of Association.

In our Articles of Association, we may fix the number of votes of Supervisors necessary to pass resolutions of the supervisory committee, as long as such number is no less than two-thirds.

Members of the supervisory committee include representatives elected by our workers and representatives elected by our Shareholders in a Shareholders' general meeting. Our Directors, manager and financial controller may not serve as a Supervisor. The term of office for our Supervisors is three years and a Supervisor may serve consecutive terms if re-elected. The circumstances under which a person is disqualified from acting as a Director under the PRC Company Law and the Mandatory Provisions also apply to a Supervisor.

Manager and Officers. We are required to have a manager who is appointed, and may be removed, by the Board of Directors. Our manager is accountable to the Board of Directors and may exercise the following powers:

- supervise our production, business and administration and implement resolutions of our Board of Directors;
- organize the implementation of our business and investment plans;
- formulate plans for the establishment of our internal management structure;
- formulate our basic administration system;
- formulate our internal rules;
- recommend the appointment and dismissal of deputy managers and the financial controller and appoint or dismiss other administration officers (other than those required to be appointed or dismissed by our Board of Directors);
- attend board meetings; and
- other powers conferred by our Board of Directors or our Articles of Association.

The Overseas Listing Special Regulations require us to employ other corporate officers, including a financial controller and company secretary.

The circumstances under which a person is disqualified from acting as a Director under the PRC Company Law and the Mandatory Provisions also apply to our manager and other senior officers.

The articles of association of a company shall have binding effect on the shareholders, directors, supervisors, managers and other executives of the company. Such persons shall be entitled to exercise their rights, apply for arbitration and issue legal proceedings according to the articles of association of the company. The provisions of the Mandatory Provisions regarding the senior management of a company have been incorporated in our Articles of Association (a summary of which is set out in Appendix VI—Articles of Association).

Duties of Directors, Supervisors, Managers and Officers. Our Directors, Supervisors, manager and officers are required under the PRC Company Law to comply with the relevant laws, regulations and our Articles of Association, carry out their duties honestly, and protect our interests. The Overseas Listing Special Regulations and the Mandatory Provisions provide that our Directors, Supervisors, manager and officers owe a fiduciary duty to us and require them to perform their duties faithfully, protect our corporate interests and not abuse their positions for personal gain. Our Directors, Supervisors, manager and officers are also under a duty of confidentiality and are prohibited from divulging certain information unless required by applicable laws or regulations or by our Shareholders.

If a Director, Supervisor, manager or officer contravenes any law, regulation or our Articles of Association in the performance of his duties and such action results in a loss to us, the respective individual is personally liable to us for such loss.

Finance and Accounting. We are required to establish a financial and accounting system which must comply with relevant laws and regulations as well as rules stipulated by the Ministry of Finance and the State Council.

We are also required to prepare financial statements at the end of each financial year. These financial statements include our balance sheet, profit and loss account, a statement on financial status and changes of financial status and a profit distribution statement. We are required to make our financial statements available for inspection by our Shareholders at least 20 days prior to our annual general meeting. We must also publish our financial statements by way of public announcement.

We are required by PRC law to make the following transfers from our after tax profit before we distribute any profits to our Shareholders:

- 10% of our after tax profit must be transferred to our statutory common reserve fund provided that no transfer is required if our accumulated statutory common reserve fund exceeds 50% of our registered capital;

- between 5% and 10% of our after tax profit must be transferred to the statutory public welfare fund; and

- subject to our Shareholders' approval in a general meeting and after transfer of the requisite amount to the statutory common reserve fund, a discretionary amount from our after tax profit must be transferred to the discretionary common reserve.

Any balance of the after tax profit after making up losses and transfers to the common reserve and statutory public welfare funds may be distributed to our Shareholders in proportion to their respective shareholdings.

If the amount in our statutory common reserve fund is insufficient to make up for losses from the previous year, our profits in the current year must be applied to make up for such losses before we make allocations to the statutory common reserve fund and the statutory public welfare fund.

Our common reserve consists of the statutory common reserve fund, discretionary common reserve fund and the capital common reserve fund. Our capital common reserve fund is made up of the premium over the nominal value of our Shares; other amounts required by the relevant governmental financial authority are to be treated as the capital common reserve fund.

Our common reserve must be applied for the following purposes:

- to make up for any losses;
- to expand our business operations; and
- to pay up our registered share capital by the issue of new Shares to Shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the Shareholders, provided that if the statutory common reserve is converted into registered capital, the balance of the statutory common reserve after such conversion may not be less than 25% of our registered capital.

The statutory public welfare fund must be applied for the collective welfare of our employees.

Appointment and Retirement of Auditors. The Overseas Listing Special Regulations require us to employ an independent PRC qualified firm of accountants to audit our annual financial statements and review certain other financial reports.

The auditors are to be appointed for a term commencing from their appointment at an annual general meeting to the close of the next annual general meeting.

If we remove or fail to renew the appointment our existing auditors, we are required by the Overseas Listing Special Regulations to give prior notice to the auditors and the auditors are entitled to make representations before our Shareholders in a general meeting. If our auditors resign from their position, they are obligated to make a statement to the Shareholders stating whether or not we have undertaken any inappropriate transactions. The appointment, removal or non-renewal of appointment of auditors is decided by our Shareholders and must be recorded with CSRC.

Distribution of Profits. The Overseas Listing Special Regulations provide that dividends and other distributions payable to holders of our H Shares must be declared and calculated in Renminbi and paid in a foreign currency. Under the Mandatory Provisions, the payment of foreign currency to Shareholders must be made through a receiving agent.

Amendments to Articles of Association. Our Articles of Association may only be amended by an affirmative vote of more than two-thirds of our Shareholders at a general meeting. An amendment to our Articles of Association will only take effect after we have obtained any necessary approvals from relevant regulatory and administrative agencies. If an amendment to our Articles of Association affects the information in our business registration, we must apply to the related government department to change these details in the license.

Merger and Division. Our Shareholders must approve all mergers and divisions. We may also need to seek government approval for a merger or division. In the PRC, a merger may be effected either by way of absorption followed by the dissolution of the company being absorbed or by the establishment of a new entity followed by the dissolution of the original entities.

If our Shareholders approve a proposed merger, we are required to sign a merger agreement and to prepare our balance sheet and an inventory of assets. We must notify our creditors of the merger within 10 days and publicly announce the merger in the newspapers at least three times within 30 days after the resolution approving the merger has been passed. Our creditors are allowed within a certain time period to request us to repay any outstanding indebtedness or provide guarantees covering such indebtedness. If we are unable to repay our debts or provide such guarantees, we may be prohibited from proceeding with the merger.

In the case of a division, we are likewise required to prepare our balance sheet and an inventory of assets and to notify our creditors. Our creditors are again entitled to ask us to repay or guarantee any outstanding indebtedness and our inability to do so may prevent the consummation of the division.

Dissolution and Liquidation. Under the PRC Company Law, we will be dissolved and liquidated if any of the following events occur:

(i) our term of operations as stipulated in our Articles of Association has expired;

(ii) the occurrence of any event in our Articles of Association which specifically triggers our dissolution;

(iii) our Shareholders in a general meeting agree to our dissolution by special resolution;

(iv) a merger or division which requires our dissolution,

(v) the declaration of our insolvency as a result of our inability to pay our debts when they become due and payable; or

(vi) we have been ordered to close down as a result of a violation of the law or administrative regulations.

If we are dissolved in the circumstances referred to in (i) - (iii) above, our Shareholders in general meeting must, within 15 days of the occurrence of the event, appoint the members of a liquidation committee. If the liquidation committee is not established within the specified time, our creditors may apply to the people's court to appoint the members of the liquidation committee. The people's court or the relevant supervising department will then organize a liquidation committee to conduct the liquidation. A liquidation committee consists of Shareholders, the relevant department and the relevant professional personnel if we are dissolved in the circumstances described in (iv) or (v) above. The liquidation committee is responsible for dealing with our assets, preparing a balance sheet and an inventory of our assets, notifying creditors of our dissolution, handling our outstanding business, discharging our outstanding indebtedness (including unpaid taxes), distributing our surplus assets after repayment of our indebtedness and representing us in all civil litigation.

A liquidation committee is required to notify our creditors of our dissolution within 10 days after its establishment and issue a public announcement of our dissolution at least three times within 60 days after its establishment. A creditor is required to lodge its claim with the liquidation committee within the statutory time limit.

The liquidation committee shall exercise the following powers during the liquidation period:

- to sort out the company's assets and to prepare a balance sheet and an inventory of the assets;
- to notify creditors or issue public notices;
- to dispose of and liquidate any unfinished businesses of the company;
- to pay all outstanding taxes;
- to settle the company's financial claims and liabilities;
- to deal with the surplus assets of the company after its debts have been paid off; and
- to represent the company in civil lawsuits.

In the event of a dissolution, our assets will be applied to pay all expenses incurred in connection with the liquidation, employee wages, employees' insurance, tax and our general indebtedness. Any surplus assets will be distributed to our Shareholders in proportion to their respective shareholdings. If our assets are insufficient to repay or discharge our indebtedness, the liquidation committee will apply to the people's court for a declaration of insolvency and will transfer the liquidation proceedings to the people's court.

If we are involved in liquidation proceedings, we will not be allowed to engage in any new business operations.

On completion of the liquidation process, the liquidation committee is required to submit a liquidation report to our Shareholders in a general meeting and to the relevant administrative department for confirmation. The liquidation committee is also required to apply to the Administration of Industry and Commerce for the cancellation of our registration and to make a public announcement of our dissolution following such cancellation.

Members of the liquidation committee are required to discharge their duties honestly and in compliance with laws. A member of the liquidation committee is liable to us and our creditors in respect of any loss arising from his willful or material default.

Overseas Listing. We must obtain the approval of the securities regulatory authority of the State Council to list our Shares overseas. An overseas listing of our Shares must comply with the Overseas Listing Special Regulations.

According to the Special Regulations and the Mandatory Provisions, our Board of Directors must implement our plan to issue the H Shares and Domestic Shares within 15 months after the securities regulatory authority of the State Council has approved our application.

Loss of Share Certificates. If a Share certificate in registered form is either lost or stolen, the respective Shareholder may apply, in accordance with the relevant provisions set out in the PRC Civil Procedure Law, to a people's court for a declaration that such certificate will no longer be valid. After obtaining the declaration, the Shareholder may apply to us for a replacement certificate.

A separate procedure regarding the loss of H Share certificates is provided in the Mandatory Provisions, which has been incorporated into our Articles of Association, a summary of which is set out in Appendix VI to this Prospectus.

Suspension and Termination of Listing. We may have our listing on the Stock Exchange suspended by the securities regulatory authority of the State Council if any of the following events occur:

(i) our registered capital or the distribution of our Shares no longer complies with the relevant listing requirements;

(ii) we have failed to disclose our financial position in accordance with the relevant law and regulations or our financial report contains false information;

(iii) we have committed a material breach of the law; or

(iv) we have incurred losses for three consecutive years.

If the circumstances referred to in (ii) or (iii) above have occurred and are considered serious, or if the circumstances referred to in (i) or (iv) above have occurred and the situation has not been rectified within the time stipulated, the securities regulatory authority of the State Council may terminate the listing of our Shares.

The securities regulatory authority of the State Council may also terminate the listing of our Shares if we have resolved to be wound up or are ordered by the relevant governmental authority to be dissolved, or if we are declared insolvent.

Securities Law and Regulations

The PRC has promulgated a number of regulations that relate to the issue and trading of our Shares and disclosure of information by us. In early 1993, the State Council established the Securities Committee and CSRC. The Securities Committee is responsible for co-ordinating the drafting of securities regulations, formulating securities related policies, planning the development of securities markets, directing, coordinating and supervising all securities related institutions in the PRC and administering CSRC. CSRC is the regulatory arm of the Securities Committee and is responsible for the drafting of regulatory provisions of securities markets, supervising securities companies, regulating public offers of securities by PRC companies in the PRC or overseas, regulating the trading of securities, compiling securities related statistics and undertaking research and analysis.

On April 22, 1993, the State Council promulgated the Provisional Regulations Governing the Issue and Trading of Shares (股票發行與交易管理暫行條例) (the "Securities Provisional Regulations"). These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, the disclosure of information with respect to a listed company, investigation and penalties and dispute settlement. According to these regulations, we must obtain the approval of the Securities Committee to offer our Shares outside the PRC. In addition, if we propose to issue Renminbi-denominated ordinary shares as well as special Renminbi-denominated shares, we must comply with the Securities Provisional Regulations. Provisions of these regulations in relation to acquisitions of listed companies and disclosure of information expressly apply to listed companies in general without being confined to listed companies on any particular stock exchange.

On June 12, 1993, CSRC promulgated the Implementation Measures (Provisional) on Disclosure of Information of the Public Issuing Share's Company (公開發行股票公司信息披露實施細則(試行)) pursuant to the Securities Provisional Regulations. Under these measures, CSRC is responsible for supervising the disclosure of information by companies such as us which offer shares to the public in the PRC. These measures contain provisions regarding prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on our Share price. They include changes to our Articles of Association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30% of the total value of such assets, revocation by a court of any resolution passed by the Shareholders or the Supervisors and the merger or division.

On September 2, 1993, the Securities Committee promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities (禁止證券欺詐行為暫行辦法). The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On December 25, 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Liability Companies (國務院關於股份有限公司境內上市外資股的規定). These regulations deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information of joint stock limited liability companies having domestic listed foreign shares.

On December 29, 1998, the Securities Law of the PRC (中華人民共和國證券法) was passed by the Standing Committee of NPC (全國人民代表大會常務委員會). The Securities Law took effect on July 1, 1999. This is the first national securities law in the PRC, and it is divided into 12 chapters and 214 articles regulating, among other things, the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council's securities regulatory authorities. The Securities Law comprehensively regulates activities in the PRC securities market. Article 29 of the Securities Law provides that we must obtain prior approval from the State Council's securities regulatory authorities to list our Shares outside the PRC. Article 213 of the Securities Law provides that specific measures in respect of shares of companies in the PRC which are to be subscribed and traded in foreign currencies by a person or organization outside the PRC shall be separately formulated by the State Council. Currently, the issue and trading of foreign issued shares (including H Shares) are still mainly governed by the rules and regulations promulgated by the State Council and CSRC.

In order to promote strict compliance of companies listed outside China with the relevant domestic and foreign laws and regulations, their conscientious performance of their continuing obligations toward investors and their establishment of a good corporate image on domestic and foreign capital markets, SETC and CSRC jointly issued the Further Standardizing Operations and Reform of Companies Listed Outside China Opinion (關於進一步促進境外上市公司規範運作和深化改革的意見) (the "Standardizing Opinion") on March 29, 1999. The Standardizing Opinion sets out regulations governing the relationship between CNOOC, as our controlling entity, and us and the operations of our administrative organizations. Our Board of Directors, management and financial and marketing organizations must be independent from CNOOC. No more than two senior management personnel from CNOOC (i.e. the chairman of the board, vice-chairman of the board and executive directors) may concurrently hold a senior management position with us. The Standardizing Opinion also requires us to specify our decision-making process, strengthen Director responsibility, establish a sound external and independent Director system, strengthen the functions of our supervisory board and secretary of the Board of Directors, explore methods to motivate our senior management personnel and intensify our internal reform.

Arbitration and Enforcement of Arbitral Awards

The Arbitration Law of the People's Republic of China (中華人民共和國仲裁法) (the "Arbitration Law") was passed by the Standing Committee of the NPC on August 31, 1994 and came into effect on September 1, 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law while the China Chamber of International Commerce may formulate the arbitration rules in the regard of disputes involving foreign parties in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by agreement provided arbitration as the method for dispute resolution, the people's court will refuse to handle the case except when the arbitration agreement is not valid.

The Listing Rules and the Mandatory Provisions require an arbitration clause to be included in our Articles of Association and, in the case of the Listing Rules, also in contracts with each of our Directors and Supervisors. Such clause refers to arbitration any disputes or claims relating to our affairs or any rights or obligations under our Articles of Association, the PRC Company Law or other relevant laws and administrative regulations and arising between: holders of our H Shares and (i) us; (ii) our Directors, Supervisors, manager or other senior officers; or (iii) holders of Domestic Shares.

Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall comply with the arbitration. Disputes in respect of the definition of Shareholders and disputes in relation to our register of Shareholders need not be resolved by arbitration.

A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. If the claimant elects for arbitration to be carried out at the Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

Under the Arbitration Law and PRC Civil Procedure Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural or membership irregularity specified by law or the award exceeds the scope of the arbitration agreement or is outside the jurisdiction of the arbitration commission.

A party seeking to enforce an arbitral award of PRC arbitration panel against a party who, or whose property, is not within the PRC, may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognized and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") adopted on June 10, 1958 pursuant to a resolution of the Standing Committee of the NPC passed on December 2, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognized and enforced by other parties to the New York Convention, subject to their right to refuse enforcement under certain circumstances, including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (i) the PRC will only recognize and enforce foreign arbitral awards on the principle of reciprocity; and (ii) the PRC will only apply the New York Convention in disputes considered under PRC laws to arise from contractual and non-contractual mercantile legal relations. On June 18, 1999, an arrangement was made between Hong Kong and the Supreme People's Court of the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. The arrangement is made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958. Under the arrangement, awards made by PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong. Hong Kong arbitration awards are also enforceable in China.

Foreign Exchange Control

The foreign exchange control system is regulated by three sets of provisions. On December 28, 1993, PBOC, with the authorization of the State Council, issued the Notice to Further Reform the Foreign Exchange Control System (中國人民銀行關於進一步改革外匯管理體制的公告), which came into effect on January 1, 1994. Other main regulations and implementation measures include the PRC Foreign Exchange Control Regulations (中華人民共和國外匯管理條例) promulgated by the State Council on January 29, 1996, effective on April 1, 1996 and amended on January 14, 1997, and the Regulations on Foreign Exchange Settlement, Sale and Payments (結匯、售匯及付匯管理規定), which were promulgated by PBOC on June 20, 1996 and became effective on July 1, 1996. The Regulations on Foreign Exchange Settlement, Sale and Payments contain detailed provisions regulating the settlement, sale and payment of foreign exchange by domestic enterprises, individuals, economic organizations and social organizations in the PRC.

PBOC publishes, on each business day, the Renminbi exchange rate against other major foreign currencies. Such rate is set by reference to Renminbi/major foreign currencies trading price on the previous day on the inter-bank foreign exchange market.

In general, all organizations and individuals within the PRC, including foreign invested enterprises, are required to remit their foreign exchange earnings to the PRC government. In addition, PRC enterprises are generally required to sell their recurrent foreign exchange earnings to designated banks unless they have received a specific waiver. Foreign-invested enterprises, on the other hand, are permitted to retain a certain percentage of their recurring foreign exchange earnings and the sums retained may be deposited into foreign exchange bank accounts maintained with designated banks. Foreign exchange capital must be deposited into foreign exchange bank accounts maintained with designated banks and can generally be retained in such accounts.

At present, the PRC Government is relaxing its control of foreign exchange. Enterprises which require foreign exchange for recurring activities such as trading activities and payment of staff remuneration may purchase foreign exchange from designated banks, subject to the production of relevant supporting documents.

In addition, where an enterprise requires any foreign exchange for the payment of dividends, such as the distribution of profits by a foreign invested enterprise to its foreign investor, then, subject to the due payment of tax on such dividends, the amount required may be withdrawn from funds in foreign exchange accounts maintained with designated banks; and where the amount of the funds in foreign exchange is insufficient, the enterprise may purchase additional foreign exchange from designated banks.

Despite the relaxation of foreign exchange control over current account transactions, the approval of the SAEC is still required before an enterprise may borrow a foreign currency loan, provide a foreign exchange guarantee, make an investment outside the PRC or enter into any other capital account transaction which involves the purchase of foreign exchange.

When conducting actual foreign exchange transactions, the designated banks may, based on the exchange rate published by the PBOC and subject to certain limits, freely determine the applicable exchange rate.

HONG KONG LAWS AND REGULATIONS

The Hong Kong Company Law

The Hong Kong law applicable to a company having share capital and incorporated in Hong Kong is based on the Companies Ordinance and supplemented by the common law and the rules of equity under Chapter 88 of the Laws of Hong Kong.

As a joint stock limited liability company established in the PRC that is seeking a listing of H Shares on the Stock Exchange, we are governed by the PRC Company Law and all other rules and regulations promulgated pursuant to the PRC Company Law.

In the following sections, we summarize certain material differences between the Hong Kong company law (applicable to a company incorporated in Hong Kong) and the PRC Company Law (applicable to a joint stock limited liability company incorporated and existing under the PRC Company Law). This summary is, however, not intended to be an exhaustive comparison.

Share Capital. Under Hong Kong law, the authorized share capital of a Hong Kong company is the amount of share capital which the company is authorized to issue. A company is not bound to issue the entire amount of its authorized share capital. For a Hong Kong company, the authorized share capital may be larger than the issued share capital. Hence, the directors of a Hong Kong company may, with the prior approval of the shareholders if required, cause the company to issue new shares. The PRC Company Law does not adopt the system of authorized share capital. Our registered capital is the amount of our issued share capital. Any increase in our registered capital must be approved by our Shareholders in a general meeting and the relevant PRC Governmental and regulatory authorities.

Under the PRC Company Law, a company which is authorized by the relevant securities administration authority to list its shares on a stock exchange must have registered capital of not less than Rmb 50,000,000. Hong Kong law does not prescribe any minimum capital requirements for companies incorporated in Hong Kong.

Under the PRC Company Law, the shares allowed by a joint stock limited company in return for injection of intellectual property rights and non-patented technology may not exceed 20% of a joint stock limited company's registered capital. There is no such restriction under Hong Kong law on a Hong Kong company.

Restrictions on Shareholding and Transfer of Shares. Under PRC law, our Domestic Shares, which are denominated and subscribed for in Renminbi, may only be subscribed for or traded by the State, PRC legal persons and natural persons. Our overseas listed H Shares, which are denominated in Renminbi and subscribed for in a currency other than Renminbi, may only be subscribed for and traded by investors from Hong Kong, Macau and Taiwan or any country and territory outside the PRC.

Under the PRC Company Law, our Promoter is not allowed to transfer its Shares for a period of three years after the date of our establishment. Similarly, our Directors, Supervisors and manager cannot transfer any Shares that they hold during their respective terms of office.

There are no such restrictions on shareholdings and transfers of shares under Hong Kong law.

Financial Assistance for Acquisition of Shares. Although the PRC Company Law does not prohibit or restrict us or our subsidiaries from providing financial assistance for the purpose of an acquisition of our Shares, the Mandatory Provisions contain restrictions similar to those under Hong Kong company law.

Variation of Class Rights. Under the Hong Kong company law, if the share capital of a company is divided into different classes of shares, special rights attaching to any class of shares may only be varied if approved by a specified proportion of the holders of the relevant class.

Under the Mandatory Provisions, class rights may not be varied or abrogated unless approved by a special resolution of our Shareholders in a general meeting and by three-fourths of the votes cast by

Shareholders of the affected class present in person or by proxy at a separate class meeting. For the purpose of a variation of class rights, domestic shares and foreign shares are treated as separate classes of shares except in the case of (i) an issue of shares once every 12 months either separately or concurrently following the approval by a special resolution of our Shareholders in a general meeting not exceeding 20% of each of our Domestic Shares and H Shares existing as at the date of such special resolution; and (ii) an issue of Domestic Shares and H Shares in accordance with our plan at the time of our establishment approved by the PRC securities regulatory authority and which is completed within 15 months from the date of the approval. The Mandatory Provisions contain detailed provisions relating to circumstances which are deemed to constitute a variation of class rights.

Directors. The PRC Company Law, unlike the Hong Kong company law, does not contain any requirements relating to:

- the declaration of interests in material contracts, restrictions on interested Directors being counted towards the quorum of and voting at a meeting of the Board of Directors at which a transaction in which a Director is interested in is being considered;
- restrictions on Directors' authority in making major dispositions;
- restrictions on companies providing certain benefits such as loans to Directors; and
- guarantees in respect of Directors' liability and prohibitions against compensation for loss of office without Shareholders' approval.

The Mandatory Provisions, however, contain requirements and restrictions in relation to the foregoing matters similar to those applicable under Hong Kong law.

Supervisory Committee. Under the PRC Company Law, our Directors and manager are subject to the supervision of a supervisory committee. There is no mandatory requirement for the establishment of a supervisory committee for a company incorporated in Hong Kong.

The Mandatory Provisions provide that each Supervisor owes a duty, in the exercise of his powers, to act in good faith and honestly in what he considers to be our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Derivative Action by Minority Shareholders. Hong Kong law permits minority Shareholders to start a derivative action on behalf of all Shareholders against directors who have committed a breach of their fiduciary duties to the company if the directors control a majority of votes at a general meeting and can thereby effectively prevent a company from suing, in its own name, the directors in breach of their duties. Although the PRC Company Law gives our Shareholders the right to initiate proceedings in the people's court to restrain the implementation of any resolution passed by our Shareholders in a general meeting or by the Board of Directors which violates any law or infringes the lawful rights and interests of our Shareholders, the PRC Company Law does not have a form of proceedings which is the same as a derivative action. The Mandatory Provisions, however, provide us with certain remedies against Directors, Supervisors and officers who breach their duties to us. In addition, as a condition to the listing of our H Shares on the Stock Exchange, each of our Directors and Supervisors is required to give an undertaking in favor of us acting as agent for each of our Shareholders to comply with our Articles of Association. This allows minority Shareholders to act against our Directors and Supervisors who violates such undertaking.

Protection of Minorities. Under Hong Kong law, a Shareholder who complains that the affairs of a company incorporated in Hong Kong are conducted in a manner unfairly prejudicial to his interests may petition the court to either wind up the company or make an appropriate order regulating the affairs of the company. In addition, on the application of a specified number of members, the Financial Secretary may appoint inspectors who are given extensive statutory powers to investigate the affairs of a company incorporated in Hong Kong. The Mandatory Provisions contain provisions to the effect that CNOOC as our controlling Shareholder may not exercise its voting rights in a manner prejudicial to the interests of our Shareholders generally or of some part of our Shareholders, to relieve a Director or Supervisor of his duty to act honestly in our best interests or to approve the expropriation by a Director or Supervisor of our assets or the individual rights of other Shareholders.

Notice of Shareholders' General Meetings. Under the PRC Company Law, notice of a Shareholders' general meeting must be given not less than 30 days before the meeting or, in the case of a company having bearer shares, a public announcement of a Shareholders' general meeting must be made at least 45 days prior to it being held. Under the Special Regulations and the Mandatory Provisions, 45 days' written notice must be given to our Shareholders and Shareholders who wish to attend the meeting must reply in writing 20 days before the date of the meeting.

Quorum for Shareholder's Meetings. Under the Hong Kong company law, the quorum for a general meeting is provided for in the articles of association of a company, but may never be less than two members. The PRC Company Law does not specify any quorum requirement for a Shareholders' general meeting but the Special Regulations and the Mandatory Provisions provide that our general meeting may only be convened when replies to the notice of that meeting have been received from Shareholders whose Shares represent 50% of the voting rights at least 20 days before the proposed date of the meeting, or if that 50% level is not achieved, we must within five days notify our Shareholders by public announcement and we may hold the Shareholders' general meeting thereafter.

Voting. Under the Hong Kong company law, an ordinary resolution is passed by a simple majority of votes cast by members present in person or by proxy at a general meeting and a special resolution is passed by a majority of not less than three quarters of votes cast by members present in person or by proxy at a general meeting.

Under the PRC Company Law, the passing of any resolution requires one half or more of the votes held by our Shareholders present in person or by proxy at a Shareholders' general meeting except in cases of proposed amendments to our Articles of Association, increase or reduction of share capital merger, division or dissolution which require two-thirds of votes held by Shareholders present in person or by proxy at a Shareholders' general meeting.

Financial Disclosure. We are required under the PRC Company Law to make available at our office for inspection by Shareholders our annual balance sheet, profit and loss account, changes in financial position and other relevant annexures 20 days before our Shareholders' annual general meeting. In addition, we must publish our financial statements and our annual balance sheet must be verified by registered accountants. The Companies Ordinance requires a company to send to every Shareholder a copy of its balance sheet, auditors' report and directors' report which are to be laid before the company in its annual general meeting not less than 21 days before such meeting.

We are required under PRC law to prepare our financial statements in accordance with PRC accounting standards. The Mandatory Provisions require that we must, in addition to preparing our accounts according to PRC standards, have our accounts prepared and audited in accordance with international accounting standards or Hong Kong accounting standards and our financial statements must also contain a statement of the financial effect of the material differences (if any) from the financial statements prepared in accordance with the PRC accounting standards.

The Special Regulations require that there should not be any inconsistency between the information disclosed within and outside the PRC and that, to the extent that there are differences in the information disclosed in accordance with the relevant PRC and overseas laws, regulations and requirements of the relevant stock exchanges, such differences should also be disclosed simultaneously.

Information on Our Directors and Shareholders. There are no provisions in the PRC Company Law concerning the public's or our Shareholders' right to access information about our Directors and Shareholders. Under the Mandatory Provisions, Shareholders have the right to inspect and copy certain information about our Shareholders and Directors similar to that available under Hong Kong law to shareholders of a company incorporated in Hong Kong.

Receiving Agent. Under both PRC and Hong Kong law, declared dividends are debts payable to Shareholders. The limitation period for debt recovery action is six years under Hong Kong law and two years under PRC law. The Mandatory Provisions require us to appoint a trust company registered under the Hong Kong Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) as a receiving agent to receive on behalf of holders of H Shares dividends declared and all other monies owed by us in respect of our Shares.

Corporate Reorganization. Corporate reorganizations involving a company incorporated in Hong Kong may be effected in a number of ways, such as a voluntary transfer of the whole or part of the business or property of the company being wound up to another company pursuant to section 237 of the Companies Ordinance or a court-sanctioned compromise or arrangement between the company and its creditors or between the company and its members pursuant to section 166 of the Companies Ordinance. Under the PRC Company Law, a merger or division involving us must be approved by our Shareholders in a general meeting and the relevant governmental authorities.

Arbitration of Disputes. In Hong Kong, disputes between Shareholders on the one hand, and a company incorporated in Hong Kong or its directors on the other, may be resolved through the courts. The Mandatory Provisions provide that such disputes should be submitted to arbitration at either the HKIAC or the CIETAC, at the claimant's choice.

Mandatory Transfers. Under the PRC Company Law, we are required to make transfers equivalent to certain prescribed percentages of our after tax profit to the statutory common reserve fund and statutory public welfare fund. There are no such requirements under Hong Kong law.

Listing Rules

The Listing Rules provide additional requirements which apply to us as an issuer which is incorporated in the PRC as a joint stock limited liability company and seeking a primary listing or whose primary listing is on the Stock Exchange. Set out below is a summary of the principal provisions containing the additional requirements which apply to us.

Sponsor. We are required to retain for at least one year following our listing, or such shorter period as the Stock Exchange may in its absolute discretion permit, the services of a sponsor for our listing, or other financial adviser or professional firm which is acceptable to the Stock Exchange, to provide us with professional advice on continuous compliance with the Listing Rules and our listing agreement with the Stock Exchange and to act at all times, in addition to our two authorized representatives, as our principal channel of communication with the Stock Exchange. The appointment of the sponsor may not be terminated until a replacement acceptable to the Stock Exchange has been appointed.

If the Stock Exchange is not satisfied that the sponsor is fulfilling its responsibilities adequately, it may require us to terminate the sponsor's appointment and appoint a replacement.

The sponsor must be satisfied that our Directors and the Supervisors appreciate the nature of their responsibilities and can be expected to honor their obligations under their respective undertakings, the Listing Rules, the listing agreement and applicable laws and regulations.

The sponsor must keep us informed on a timely basis of changes in the Listing Rules and any new or amended law, regulation or code in Hong Kong applicable to our company. It must act as our principal channel of communication with the Stock Exchange if our authorized representatives are expected to be frequently outside Hong Kong.

Accountants' Report. An Accountants' Report for a PRC issuer will not normally be regarded as acceptable unless the relevant accounts have been audited to a standard comparable to that required in Hong Kong. Such report will normally be required to conform to either Hong Kong or international accounting standards.

Process Agent. We are required to appoint and maintain a person authorized to accept service of process and notices on our behalf in Hong Kong throughout the period during which our securities are listed on the Stock Exchange and must notify the Stock Exchange of his or its appointment, the termination of his appointment and his contract particulars.

Public Shareholdings. If at any time we issue securities other than the H Shares listed on the Stock Exchange, the Listing Rules require that all of our H Shares must be held by the public. The H Shares must represent not less than 10% of our issued share capital and the aggregate amount of our H Shares and other securities held by the public must constitute not less than 25% of our issued share capital.

If we do not have existing issued securities other than H Shares, the H Shares must constitute not less than 25% of our issued share capital unless the expected market value of the H Shares at the time of listing is over HK$4,000 million, in which case the Stock Exchange may accept a prescribed percentage of between 10% and 25%. See the section headed "Substantial Shareholder" in this Prospectus for more information.

Independent Non-Executive Directors and Supervisors. Our independent non-executive Directors are required to demonstrate an acceptable standard of competence and adequate commercial or professional expertise to ensure that the interests of our general body of Shareholders will be adequately represented. Our Supervisors must have the character, expertise, integrity and competence commensurate with their positions as Supervisors.

Restrictions on Purchase and Subscription of Our Own Securities. Subject to governmental approvals and our Articles of Association, we may repurchase our own H Shares on the Stock Exchange in accordance with the provisions of the Listing Rules. Such repurchase must be approved by special resolution of the holders of Domestic Shares and the holders of H Shares at separate class meetings conducted in accordance with our Articles of Association. In seeking approvals, we are required to provide information on any proposed or actual purchases of all or any of our equity securities, whether or not listed or traded on the Stock Exchange. We must also state the consequences of any purchases which will arise under either or both of the Hong Kong Code on Takeovers and Mergers and any similar PRC law of which our Directors are aware, if any. Any general mandate given to the Directors to repurchase H Shares must not exceed 10% of the total amount of our existing issued H Shares.

To increase the level of protection afforded to investors, the Stock Exchange requires a PRC company whose primary listing is on the Stock Exchange to include in its articles of association parts of the Mandatory Provisions relating to the change, removal and resignation of auditors, class meetings and the conduct of the supervisory committee of the company. Such provisions have been incorporated into our Articles of Association, a summary of which is set out in Appendix VI.

Listing Agreement. We are required to enter into a listing agreement with the Stock Exchange (the "Listing Agreement"), which is in substantially the same form as the listing agreement for an overseas company seeking a listing on the Stock Exchange, subject to certain modifications and additions as follows:

Redeemable Shares. We must not issue any redeemable shares unless the Stock Exchange is satisfied that the relative rights of the holders of our H Shares are adequately protected.

Pre-emptive Rights. Except in the circumstances mentioned below, our Directors must obtain the approval by a special resolution of Shareholders in general meeting, and the approvals by special resolutions of the holders of our Domestic Shares and H Shares at separate class meetings conducted in accordance with our Articles of Association, prior to: (i) authorizing, allotting, issuing or granting Shares or securities convertible into Shares, options, warrants or similar rights to subscribe for any Shares or such convertible securities; or (ii) allowing any major subsidiary to make any such authorization, allotment, issue or grant so as to materially dilute the percentage of our equity interest in such subsidiary.

No such approval will be required, except to the extent that our existing Shareholders have resolved otherwise by special resolution in general meeting, to authorize, allot or issue, either separately or concurrently once every 12 months, not more than 20% of each of the existing issued Domestic Shares and H Shares or, such Shares as are part of a plan we adopted at the time of our establishment for propose of issuing Domestic Shares and H Shares.

Supervisors. We are required to adopt rules governing dealings by our Supervisors in our securities in terms no less exacting than the model code, as set out in Appendix 10 to the Listing Rules.

Neither we nor any of the subsidiaries may enter into a service contract of ten years or more with a Director or proposed Director without the prior approval of our Shareholders in a general meeting, at which the relevant Director did not vote on the matter. The same restriction also applies to a service contract of such duration between us or our subsidiary with a Supervisor or proposed Supervisor.

Amendment to Our Articles of Association. We may not permit or cause any amendment to our Articles of Association which would cause them to cease to comply with the Mandatory Provisions of the Listing Rules.

Documents for Inspection. We are required to make available at a place in Hong Kong for inspection by the public and our Shareholders free of charge, and for copying by our Shareholders at reasonable charges, the following:

- a complete duplicate register of Shareholders;
- a report showing the state of our issued share capital;
- our latest audited financial statements and the reports of the Directors, auditors and Supervisors, if any, thereon;
- special resolutions;
- reports showing the number and nominal value of securities repurchased by us since the end of the last financial year, the aggregate amount paid for such securities and the maximum and minimum prices paid in respect of each class of securities repurchased (with a breakdown between Domestic Shares and H Shares);
- a copy of the latest annual return filed with the Administration for Industry and Commerce Bureau of the PRC; and
- for Shareholders only, copies of minutes of meetings of Shareholders.

Receiving Agents. We are required to appoint one or more receiving agents in Hong Kong and pay to such agents dividends declared and other monies owed in respect of the H Shares held, pending payment, in trust for the holders of such H Shares.

Statements in Share Certificates. We are required to ensure that all our listing documents and share certificates include the statements stipulated below and to instruct and cause each of our share registrars not to register the subscription, purchase or transfer of any of our Shares in the name of any particular holder unless and until such holder delivers to the share registrar a signed form in respect of those Shares bearing statements to the following effect that:

- the acquirer of our Shares agrees with us and each Shareholder, and we agree with each Shareholder, to observe and comply with the PRC Company Law, the Special Regulations and our Articles of Association;
- the acquirer of our Shares agrees with us, each Shareholder, Director, Supervisor, manager and other officer and we, acting on our own behalf and for each Director, Supervisor, manager and other officer, agree with each Shareholder to refer to arbitration in accordance with the Articles of Association all claims arising from our Articles of Association or any rights or obligations under the PRC Company Law or other relevant laws and administrative regulations. Any reference to arbitration will be deemed to authorize the arbitration tribunal to conduct its hearing in open session and to publish its award. Such arbitration will be final and conclusive;
- the acquirer of our Shares agrees with us and each Shareholder that our Shares are freely transferable by the holder thereof; and

- the acquirer of our Shares authorizes us to enter into a contract on his behalf with each Director and officer whereby such Directors and officers undertake to observe and comply with their obligations to our Shareholders as stipulated in our Articles of Association.

Compliance with the PRC Company Law, the Special Regulations and the Articles of Association. We are required to observe and comply with the PRC Company Law, the Special Regulations and the Articles of Association.

Contract between Us and Our Directors, Officers and Supervisors. We are required to enter into a contract in writing with every Director and officer containing at least the following provisions:

- an undertaking by the Director or officer to us to observe and comply with the PRC Company Law, the Special Regulations, our Articles of Association, the Hong Kong Codes on Takeovers and Mergers and Share Repurchases and an agreement that we shall have the remedies provided in our Articles of Association and that neither the contract nor his office is capable of assignment;

- an undertaking by the Director or officer to us, in our capacity as agent for each Shareholder, to observe and comply with his obligations to our Shareholders as stipulated in our Articles of Association; and

- an arbitration clause which provides that whenever any claims arise from the contract, our Articles of Association or any rights or obligations under the PRC Company Law or other relevant law and administrative regulations concerning affairs between us and our Directors or officers and between a holder of H Shares and a Director or officer, such claims will be referred to arbitration, at the election of the claimant, at either the CIETAC or the HKIAC in accordance with their respective rules, and that once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. Such arbitration will be final and conclusive.

We are also required to enter into a contract in writing with every Supervisor containing terms substantially similar to those for Directors.

If the party seeking arbitration elects to arbitrate the dispute or claim at HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the Securities Arbitration Rules of HKIAC.

PRC laws shall govern the arbitration of disputes or claims referred to above, unless otherwise provided by law or administrative regulations.

The award of the arbitrary body is and shall be final and binding on the parties thereto.

Disputes over who is a shareholder and over the share register do not have to be resolved through arbitration.

Subsequent Listing. We must not apply for the listing of our H Shares on a PRC stock exchange unless the Stock Exchange is satisfied that the relative rights of the holders of our H Shares are adequately protected.

English Translation. All notices or other documents required under the Listing Agreement to be sent by us to the Stock Exchange or to holders of the H Shares are required to be in the English language, or accompanied by a certified English translation.

General

If any change in the PRC law or market practices materially alters the validity or accuracy of any basis upon which the listing requirements have been prepared, the Stock Exchange may impose additional requirements or make the listing of our H Shares subject to such special conditions as the Stock Exchange may consider appropriate. Whether or not any such changes in the PRC law or market practices occur, the Stock Exchange retains its general power under the Listing Rules to impose additional requirements and make special conditions in respect of our listing.

OTHER LEGAL AND REGULATORY PROVISIONS

Upon our listing on the Stock Exchange, the provisions of the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong), the Securities (Insider Dealing) Ordinance (Chapter 395 of the Laws of Hong Kong), the Hong Kong Codes on Takeovers and Mergers and Share Repurchases and such other relevant ordinances and regulations as may be applicable to companies listed on the Stock Exchange, will apply to us.

SECURITIES ARBITRATION RULES

Our Articles of Association provide that certain claims arising from our Articles of Association or the PRC Company Law shall be arbitrated at either the CIETAC or the HKIAC in accordance with their respective rules.

The Securities Arbitration Rules of the HKIAC contain provisions allowing an arbitral tribunal to conduct a hearing in Shenzhen for cases involving the affairs of companies incorporated in the PRC and listed on the Stock Exchange so that PRC parties and witnesses may attend. Where any party applies for a hearing to take place in Shenzhen, the tribunal shall, where satisfied that such application is based on bona fide grounds, order the hearing to take place in Shenzhen conditional upon all parties, including witnesses and the arbitrators, being permitted to enter Shenzhen for the purpose of the hearing. Where a party, other than a PRC party or any of its witnesses or any arbitrator, is not permitted to enter Shenzhen, then the tribunal shall order that the hearing be conducted in any practicable manner, including the use of electronic media. For the purpose of the Securities Arbitration Rules, a PRC party means a party domiciled in the PRC other than the territories of Hong Kong, Macau and Taiwan.

PRC LEGAL MATTERS

The Commerce & Finance Law Offices, our legal adviser on PRC law, has sent to us a letter dated November 11, 2002 confirming that it has reviewed the summaries of PRC company and securities regulations and the summaries of certain material differences between the Hong Kong company law and the PRC Company Law in so far as they relate to PRC law as contained in this Appendix and that, in its opinion, such summaries are correct summaries of relevant PRC laws and regulations. This letter is available for inspection as referred to in the section headed "Documents Delivered and Available for Inspection" in Appendix VIII to this Prospectus.

Set out below is a summary of the principal provisions of our Articles of Association which were approved at our Shareholders' meeting on September 26, 2002. A copy of our Articles of Association, together with an English translation, is available for inspection as mentioned in the paragraph headed "Documents Delivered and Available for Inspection" in Appendix VIII.

DIVIDENDS

Dividends distributions with respect to H Shares may be proposed to our Shareholders by the Board of Directors and may be paid following approval by the Shareholders at a general meeting of the Shareholders. The Articles of Association allow for distributions of dividends in cash or shares.

The Articles of Association require that cash dividends in respect of H Shares be declared in Renminbi and paid by us in Hong Kong dollars. Unless otherwise resolved by Shareholders' general meeting, we may distribute dividends more than once a year, provided that the amount of interim dividends distributed shall not exceed 50% of the distributable income as stated in our interim profits statement. In accordance with the Articles of Association, our net income for the purpose of income distribution will be deemed to be the least of the amounts determined in accordance with (i) PRC accounting standards and regulations, and (ii) the accounting standards of the countries in which our Shares are listed.

Dividends may only be distributed, however, after allowance has been made for

- making up losses, if any, for prior years;
- a 10% allocation to the statutory common reserve;
- a 5-10% allocation to the statutory public welfare fund; and
- allocations to a discretionary common reserve if approved by the Shareholders.

We will appoint receiving agents to receive, on behalf of the holders of H Shares, dividends declared and all other moneys we owe in respect of our H Shares. The receiving agent appointed will be a company which is registered as a trust company under the Trustee Ordinance of Hong Kong.

If our company records no profit for the year, we may not normally distribute dividends for the year.

Dividend payment may be subject to PRC withholding tax. See Appendix IV "Taxation—Taxation of our Shareholders—Tax on Dividends" to this Prospectus.

VOTING RIGHTS AND MEETING OF SHAREHOLDERS

Shareholders' General Meetings. Our Shareholders may exercise the following powers in a Shareholders' general meeting:

- determine our business policies and investment plans;
- elect or remove our Directors and Supervisors and fix the remuneration of our Directors and Supervisors;
- consider and approve the reports of our Board of Directors and our supervisory committee;

- consider and approve our annual financial budget and accounting plans;
- consider and approve our profit distribution plan and plans for recovery of losses;
- approve an increase or reduction in our share capital;
- approve an issue of bonds;
- approve a merger, division, dissolution or liquidation: and
- approve amendments to our Articles of Association.

Shareholders' general meetings can be annual general meetings or extraordinary general meetings. Shareholders' general meetings will be convened by the Board of Directors. The Board of Directors will convene an annual Shareholders' general meeting within six months of the end of each financial year. The Shareholders' general meeting is our company's principal authority.

We may not delegate, in whole or in part, the management and administration of any of our business to any person other than a Director, Supervisor, manager or other senior officer of our company without the prior approval of Shareholders in a general meeting.

The Board of Directors is required to convene an extraordinary Shareholders' general meeting within two months if any one of the following circumstances occurs:

- where the number of Directors is less than two-thirds of the number stipulated in the PRC Company Law or our Articles of Association;
- where our accrued losses amount to one-third of our total share capital;
- where Shareholders holding 10% or more of our issued voting Shares request in writing to convene an extraordinary general meeting;
- where the Board of Directors considers it necessary or where the supervisory committee proposes to convene such a meeting; or
- two or more independent Directors proposed to convene such a meeting.

Where our company convenes a Shareholders' general meeting (when we have more than one Shareholder), we will, at least 45 days before the meeting, notify in writing all Shareholders whose names appear in the share register the date, venue and agenda of the meeting. Any Shareholder intending to attend the Shareholders' general meeting must give us a written reply stating his or her intention to attend the meeting at least 20 days prior to the date of the meeting.

Our company may convene a Shareholders' general meeting where the number of voting Shares represented by those Shareholders from whom we have received, twenty days before the meeting, notices of intention to attend the meeting reaches one half or more of our voting Shares; or, if not, where we have between fifteen and twenty days before the meeting publicly announced the particulars of the meeting.

Where our company convenes an annual Shareholders' general meeting, Shareholders holding at least 5% of the our total voting Shares may submit new motions in writing to us. We will include in the agenda of the meeting all items in the motion that fall within the scope of the annual Shareholders' general meeting.

An extraordinary Shareholders' general meeting will not decide matters that are not specified in the notice.

Based on the written replies received by us 20 days before a Shareholders' general meeting, we will calculate the number of voting Shares represented by Shareholders who have indicated their intention to attend the meeting. Where the number of voting Shares represented by those Shareholders reaches half of our total number of voting Shares, we may convene the Shareholders' general meeting. Otherwise, we will, within five days, make a public announcement of the date, venue and agenda of the meeting. After making the announcement, the Shareholders' general meeting may be convened.

Notice of Shareholders' general meetings will be served on each Shareholder by personal delivery or prepaid airmail to the Shareholder's address as shown in the share register. For the benefit of holders of Domestic Shares, notice of Shareholders' general meetings will be publicly announced in one or more newspapers specified by the Chinese securities regulatory authorities within 45 to 50 days prior to the meeting. Such public announcement will be deemed a receipt by each holder of Domestic Shares of notice of the relevant meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice will not invalidate the meeting or the resolutions adopted at such meeting.

The following matters are to be resolved by ordinary resolutions of the Shareholders' general meeting, which must be passed by 50% or more of the votes entitled to be cast at the Shareholders' general meeting:

- work reports of the Board of Directors and the supervisory committee;
- profit distribution proposals and loss recovery proposals formulated by the Board of Directors;
- appointment and removal of members of the Board of Directors and the supervisory committee, their remuneration and methods of payment;
- our annual financial budget, final accounts, balance sheet, profit and loss account and other financial statements; and
- other matters not required by laws, administrative regulations or the Articles of Association to be adopted through special resolution.

The following matters are to be resolved by special resolutions of the Shareholders' general meeting, which must be passed by two-thirds or more of the votes entitled to be cast at the Shareholders' general meeting:

- increase or decrease in our share capital and the issuance of any class of Shares, warrants and other similar securities;
- issuance of company debentures;
- division, merger, dissolution and liquidation of our company;
- amendment of our Articles of Association; and

- other matters which, according to an ordinary resolution of the Shareholders' general meeting, may have significant impact on us and require adoption through a special resolution.

Shareholders have the right to attend Shareholders' general meetings and exercise their voting rights, in person or by proxy, in relation to the amount of voting Shares they represent. Each share carries the right to one vote.

At any Shareholders' general meeting, a resolution will be decided by a show of hands unless a poll is demanded: (i) by the chairman of the meeting; (ii) by at least two Shareholders who possess the right to vote (present in person or by proxy); or (iii) by one or more Shareholders (present in person or by proxy) representing at least 10% of all Shares having the right to vote at the meeting.

Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has been carried on a show of hands and an entry to that effect in the minutes of the meeting will be conclusive evidence of the fact that the resolution has been carried, without proof of the number or proportion of the votes recorded in favor of or against such resolution. A demand for a poll may be withdrawn. A poll demanded on the election of the chairman of the meeting, or on a question of adjourning the meeting, will be taken immediately. A poll demanded on any other question will be taken at such time as the chairman of the meeting directs. Once the poll has been taken, any remaining business other than that on which the poll has been demanded may proceed. The result of the poll will be deemed to be the resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, Shareholder entitled to two or more votes need not cast all his or her votes in the same way.

In the case of a tie, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded will be entitled to one additional vote.

In the event of a variation or abrogation of the rights of a particular class of Shareholders, we must hold a special class meeting. Holders of our Domestic Shares and holders of our H shares are deemed to be different classes of Shareholders. A class meeting may be held if the number of Shares entitled to vote at the meeting represented by the Shareholders intending to attend the meeting is more than half of the total number of Shares of that class. Resolution at class meetings may be passed only by more than two-thirds of the voting rights represented at the meeting.

We may convene a class meeting where the number of voting Shares represented by those Shareholders from whom we have received, twenty days before the meeting, notices of intention to attend the meeting reaches one half or more of the total number of voting Shares of that class; or, if not, where we have between fifteen and twenty days before the meeting publicly announced the particulars of the meeting.

Inspection of Register of Members. The ordinary Shareholders of our company shall enjoy the right to inspect and copy, subject to payment of a reasonable charge:

- all parts of the register of Shareholders;
- personal particulars of each of our company's Directors, Supervisors, managers and other senior administrative officers as follows:

  (i) present name and alias and any former name and alias;

  (ii) principal address (residence);

(iii) nationality;

(iv) financial statement;

(v) primary and all other part-time occupations; and

(vi) identification document and its number.

- report on the state of our Share capital;
- reports showing the number, aggregate par value, quantity, maximum and minimum price paid in respect of each class of Shares repurchased by our company since the end of the last accounting year and the aggregate amount incurred by us for this purpose; and
- minutes of Shareholders' general meetings.

RIGHTS OF THE MINORITY SHAREHOLDERS IN RELATION TO FRAUD OR OPPRESSION

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which Shares of our company are listed, a controlling Shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the Shareholders generally or of some part of our Shareholders:

(1) to relieve a Director or Supervisor of his duty to act honestly in the best interests of our company;

(2) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person), in any guise, of our assets, including (without limitation) opportunities beneficial to our company; or

(3) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the individual rights of other Shareholders, including (without limitation) rights to distributions and voting rights save pursuant to a restructuring submitted to Shareholders for approval in accordance with the Articles of Association.

For these purposes, a "controlling Shareholder" means a person who satisfies any one of the following conditions:

(1) he alone, or acting in concert with others, has the power to elect more than half of the Board of Directors;

(2) he alone, or acting in concert with others, has the power to exercise or to control the exercise of 30% or more of the voting rights in our company;

(3) he alone, or acting in concert with others, holds 30% or more of the issued and outstanding Shares of our company; or

(4) he alone, or acting in concert with others, in any other manner controls our company in fact.

BOARD OF DIRECTORS

Our Board of Directors is composed of seven Directors (including three independent Directors) elected by our Shareholders at Shareholders' general meetings. Because the Shareholders do not have cumulative voting rights, holders of a majority of our Shares are able to elect all of the Directors. Directors are elected to a term of three years and may serve consecutive terms upon re-election. Directors need not be Shareholders.

In addition to obligations imposed by law or required by any stock exchange on which our Shares are listed, each Director, Supervisor and senior administrative officer owes a duty to each Shareholder, in the exercise of the powers of our company entrusted to him,

- not to cause our company to exceed the scope of business stipulated in our business license;
- to act honestly in the best interests of our company;
- not to expropriate our property, including, without limitation, any advantageous opportunities; and
- not to expropriate the Shareholders' individual rights, including, without limitation, rights to distributions and voting rights, except pursuant to a restructuring of our company approved by the Shareholders in accordance with the Articles of Association.

Each Director, officer and Supervisor owes a duty to the Shareholders, in the exercise of his or her powers and discharge of his or her duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Furthermore, each Director, officer and Supervisor owes a duty to the Shareholders to not place himself or herself in a position where his or her duty to us and his or her personal interest may conflict, or to indirectly engage in any prohibited activity through any person the Articles of Association deem to be related or connected to him or her.

Despite the fiduciary duties of directors, officers and supervisors, shareholders of PRC joint stock limited liability companies have seldom sought enforcement of their rights under the articles of association and other constitutive documents, the PRC Company Law or other Chinese regulatory provisions applicable to such companies. Therefore, there can be no assurance that the Chinese laws and related regulations with respect to the protection of minority shareholders are as protective in all circumstances as corresponding laws in other jurisdictions.

The Board of Directors is accountable to the Shareholders' general meeting and has the power to:

(i) convene the Shareholders' general meeting and to report its work at such meeting;

(ii) implement the resolutions of the Shareholders' general meeting;

(iii) decide on our business plans and investment plans;

(iv) formulate our annual budgets and accounts;

(v) formulate our profit distribution plan and plan for recovery of losses;

(vi) formulate plans for increases or decreases in our registered capital and the issue of corporate debentures;

(vii) formulate plans for the merger, division or dissolution of our company;

(viii) decide on the establishment of our internal management structure;

(ix) appoint or dismiss our manager, and at the recommendation of the manager, appoint or dismiss our deputy manager and financial controller and fix their remuneration;

(x) examine and approve our basic management control system;

(xi) formulate proposals for any amendments to our Articles of Association; and

(xii) exercise any other powers conferred by the Shareholders' general meetings.

Board of Directors resolutions relating to items (vi), (vii) and (xi) in the immediately preceding paragraph will be passed by more than two-thirds of the Directors present at a meeting of the Board of Directors. Board of Directors resolutions in respect of all other matters may be passed by more than one-half of the Directors present at a meeting of the Board of Directors.

Meetings of the Board of Directors will be held at least twice every year and convened by the chairman of the Board of Directors. Notice of the meeting will be served on all of the Directors at least 10 days before the date of the meeting. In case of any urgent matters upon request by the chairman or the manager or the supervisory committee or more than one-third of the Directors or at least two independent Directors, an extraordinary meeting of the Board of Directors may be held.

Meetings of the Board of Directors will be held only if more than half of the Directors are present. Each Director will have one vote. Where the number of votes cast for and against a resolution are equal, the chairman of the Board of Directors will have one additional vote.

A Director may attend a board meeting personally or may appoint another Director to attend on his behalf. All board resolutions must be passed by the affirmative votes of more than half of the Directors. All resolutions passed at a board meeting must be recorded in the minutes of the relevant meeting and the minutes must be signed by the Directors who attended the meeting, our company secretary and the person who recorded the minutes. If a board resolution contravenes any applicable laws or regulations or our Articles of Association and results in substantial damages to us as a company, the Directors who participated in passing the resolution (except those who voted against the resolution and whose dissenting vote was recorded in the relevant minutes) are personally liable to us.

The chairman of the Board of Directors is elected by a vote of our Board of Directors and must be approved by more than half of the Directors. The chairman is our legal representative and may exercise the following powers:

- presides over Shareholders' general meetings and convenes and presides over meetings of the Board of Directors;
- examines the implementation of resolutions of the Board of Directors; and
- signs the Share certificates and bonds issued by us.

Where a Director is interested in any resolution proposed at a board meeting, such Director will not be present and will not have a right to vote. Such Director will not be counted in the quorum of the relevant meeting.

The Remuneration of the Directors must be approved by the Shareholders in a general meeting. Under our Articles of Association, we may not directly or indirectly provide a loan or loan security for any Director, Supervisor, manager, deputy manager, other senior management staff, those of our parent company, or connected persons of such persons, except in the following circumstances:

- we may provide a loan or loan security for one of our subsidiaries;

- we may provide a loan or loan security or other funds to a Director, Supervisor, manager, deputy manager or other senior management staff under an employment contract approved at a Shareholders' general meeting, so as to enable him to pay the expenses incurred for the sake of our company or for the performance of his corporate duties; and

- we may provide a loan or loan security to a relevant Director, Supervisor, manager, deputy manager or other senior management staff, or to a connected person of such persons, on normal commercial terms, if the ordinary business scope of our company includes the lending of money or the provision of loan security.

On the condition of compliance with applicable laws and regulations of the PRC and with our Articles of Association, our Directors have the power to exercise our company's right of financing and borrowing.

Power to dispose of the assets of our company or any subsidiary. The Board of Directors is accountable to the Shareholders' general meeting.

The Board of Directors shall not, without the prior approval of Shareholders in a general meeting, dispose or agree to dispose of, any fixed assets of our company where the aggregate of the amount or value of the consideration, for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of our company that has been completed in the period of four months immediately preceding the proposed disposition, exceeds 33% of the value of our fixed assets as shown in the last balance sheet placed before the Shareholders in general meeting.

SUPERVISORY COMMITTEE

Our company is required to have a supervisory committee. The Directors, manager, deputy managers and financial controller may not act concurrently as Supervisors. The supervisory committee is composed of three Supervisors who have three-year renewable terms.

The supervisory committee has one chairman, who is elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. The supervisory committee is comprised of two representatives of Shareholders, who are elected and may be removed by the Shareholders at Shareholders' general meetings, and one representative of staff and workers, who is elected and may be removed democratically by our staff and workers.

The supervisory committee is accountable to the Shareholders' general meeting and has the authority to:

- examine our financial situation;

- supervise the Directors, manager, deputy managers and other senior administrative officers to ensure their compliance with the Articles of Association and applicable laws and regulations;

- demand rectification from a Director, the manager or any other senior administrative officer when the acts of such persons are harmful to our interests;

- check the financial information and plans for distribution of profits to be submitted by the Board of Directors to the Shareholders' general meetings, and authorize a re-examination of such information or plan by our certified public accountants and practicing auditors should any queries arise;

- propose to convene an extraordinary Shareholders' general meeting;

- represent us in negotiation with or bringing an action against a Director; and
- carry out other functions and exercise other powers specified in the Articles of Association.

Members of the supervisory committee will be present at meetings of the Board of Directors.

The affirmation votes of two-thirds of our Supervisors is required to pass resolutions of the supervisory committee.

The circumstances under which a person is disqualified from acting as a Director under the PRC Company Law and the Mandatory Provisions also apply to a Supervisor.

Managers and Officers

We have a manager who is appointed, and may be removed, by the Board of Directors. Our manager is presentable to the Board of Directors and may exercise the following powers:

- supervise our production, business and administration and implement resolutions of our Board of Directors;
- organize the implementation of our business and investment plans;
- formulate plans for the establishment of our internal management structure;
- formulate our basic administration system;
- formulate our internal rules;
- recommend the appointment and dismissal of deputy managers and the financial controller and appoint or dismiss other administration officers (other than those required to be appointed or dismissed by our Board of Directors);
- attend board meetings; and
- other powers conferred by our Board of Directors or our Articles of Association.

Financial Assistance for the Acquisition of Shares in Our Company or any Subsidiary

Subject to the exceptions in the Articles of Association, our company and its subsidiaries shall not, by any means at any time, provide any kind of financial assistance (as defined below) to a person who is acquiring or is proposing to acquire Shares. The said acquiror of Shares includes a person who directly or indirectly incurs any obligations (as defined below) due to the acquisition of Shares. Our company and its subsidiaries shall not, by any means at any time, provide financial assistance to the said acquiror as referred to in the preceding paragraph for the purpose of reducing or discharging the obligations assumed by that person.

The following activities shall not be deemed to be prohibited activities:

- the provision of financial assistance by our company where the financial assistance is given in good faith in the interest of our company, and the principal purpose in giving the financial assistance is not for the acquisition of Shares, or the giving of the financial assistance is an incidental part of some larger purpose of our company;
- the lawful distribution of our assets by way of dividend;

- the allotment of bonus Shares as dividends;
- a reduction of registered capital, a repurchase of Shares or a reorganization of our Share capital structure effected in accordance with our Articles of Association;
- the lending of money by our company within our scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of our company (provided that our net assets are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);
- the provision of money by our company for contributions to staff and workers' Share schemes (provided that our net assets are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

For these purposes:

- "financial assistance" includes (without limitation) the following meanings:

  (i) gift;

  (ii) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of our company's own default) or release or waiver of any rights;

  (iii) provision of loan or any other agreement under which the obligations of our company are to be fulfilled before the obligations of another party, or a change in the parties to, or the novation of, or the assignment of rights arising under, such loan or agreement; or

  (iv) any other form of financial assistance given by our company when our company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

- "incurring an obligation" includes the incurring of obligations by the changing of the obligor's financial position by way of contract or the making of an arrangement (whether enforceable or not, and whether made on its own account or with any other persons), or by any other means.

TRANSFER OF SHARES

All the fully paid-up H Shares can be freely transferred in accordance with our Articles of Association.

The alteration and rectification of each part of the Share register shall be carried out in accordance with the laws of the place where the register is maintained.

No changes in the Shareholders' register due to the transfer of Shares may be made within thirty days before the date of a Shareholders' general meeting or within five days before the record date for our distribution of dividends.

LIQUIDATION RIGHTS

Our company will be dissolved and liquidated according to law if:

- the Shareholders' general meeting resolves by special resolution to dissolve our company;
- dissolution is necessary as a result of a merger or division of our company;
- our company is declared bankrupt according to law because we are unable to pay our debts when they fall due; or
- our company is lawfully ordered to close down because of violation of laws or regulations.

Where our company is to be dissolved pursuant to a special resolution of the Shareholders' general meeting, we will establish a liquidation committee within 15 days of such special resolution. Where our company is to be dissolved due to bankruptcy, the proper court will form a liquidation committee consisting of Shareholder representatives, relevant authorities and relevant professionals. Where our company is to be dissolved due to violations of laws or regulations, the relevant regulatory authority will form a liquidation committee consisting of Shareholder representatives, relevant authorities and relevant professionals.

Where the Board of Directors proposes to liquidate our company (otherwise than because of a declaration of bankruptcy), the Board of Directors will, in the notice convening a Shareholders' general meeting to consider such proposal, include a statement to the effect that, after a comprehensive review of our affairs, the Board of Directors believes that our company could pay our debts in full within 12 months from the commencement of the liquidation. Upon the passing of a special resolution for the liquidation of our company, all functions and powers of the Directors will cease. The liquidation committee will: (i) take instructions from the Shareholders in general meeting; (ii) report at least once a year to the Shareholders in general meeting of the committee's receipts and payments, the business our company and the progress of liquidation; and (iii) make a final report to the Shareholders in general meeting upon completion of the liquidation.

LIABILITY OF SHAREHOLDERS

The liability of holders of our Shares for our losses or liabilities is limited to their capital contributions in our company.

DURATION

Our company is organized as a company limited by shares of indefinite duration.

INCREASE IN SHARE CAPITAL AND PREEMPTIVE RIGHTS

Prior to authorizing, allotting, issuing or granting Shares, securities convertible into Shares or options, warrants or similar rights to subscribe for any Shares or such convertible securities of our company, our company must obtain approval by special resolution of holders of Domestic Shares and H Shares at separate Shareholder class meetings.

No such approval is required if, but only to the extent that: (a) our company issues Domestic Shares and H Shares, either separately or concurrently, in numbers not exceeding 20% of the total number of Domestic Shares and H Shares then in issue, respectively, in any 12 month period, as approved by a special resolution of the Shareholders; or (b) our company is able to issue further Domestic Shares or H Shares within 15 months pursuant to a share issue plan that was adopted when our company was established.

New issues of Shares must also be approved by the relevant Chinese authorities.

Reduction of Share Capital and Purchase by Our Company of Our Shares

Subject to special resolutions passed by holders of Domestic Shares and H Shares at separate class meetings conducted in accordance with our Articles of Association and approval by the PRC securities regulatory authorities, our company may repurchase Shares which we had issued in the market: (i) to cancel Shares and reduce our registered capital; (ii) to merge with another company which holds our Shares; or (iii) under other circumstances permitted by laws and regulations.

Subject to approval by the PRC securities regulatory authorities, we may repurchase our previously issued Shares: (i) through a general offer; (ii) on a stock exchange; or (iii) by an off-market contract outside a stock exchange.

We may repurchase our Shares by an off-market contract outside a stock exchange, subject to prior approval of Shareholders in general meeting obtained in accordance with the Articles of Association. We, however, may rescind or vary such contract or waive any of its rights under such contract with the prior approval of Shareholders obtained in the same manner. A contract to repurchase Shares includes, without limitation, an agreement to become obliged to repurchase and an agreement to acquire the right to repurchase Shares of our company. We will not assign a contract to repurchase our own Shares or any rights provided under such contract.

Shares repurchased by our company will be cancelled and the amount of our registered capital will be reduced by the par value of those Shares. To the extent that Shares are repurchased out of an amount deducted from the distributable profits of our company, the amount of our registered capital so reduced will be transferred to our capital common reserve account.

Where our company repurchases its Shares, the total par value of the Shares repurchased will be deducted from our distributable profits or out of the proceeds of a fresh issue of Shares made for purposes of the repurchase, unless our company is in the process of liquidation. In the event that we repurchased our Shares at a premium, then the payment of the portion in excess of the total par value of the repurchased Shares will be effected as follows: (a) if the repurchased Shares were issued at par value, payment will be made out of our distributable profits; and (b) if the repurchased Shares were issued at a premium, payment will be made out of our distributable profits or out of proceeds of a fresh issue of Shares made for purposes of the repurchase, provided that the amount paid out of the proceeds of the fresh issue may not exceed the lesser of the aggregate of premiums received by our company on the issue of the Shares repurchased or the current balance of our capital common reserve account (inclusive of the premiums from the fresh issue).

Payment by our company in consideration for: (i) the acquisition of rights to repurchase our Shares; (ii) the variation of any contract to repurchase our Shares; or (iii) the release of any of our obligations under any contract to repurchase our Shares will be made out of our distributable profits.

Indemnification of Our Directors and Officers

To the fullest extent permitted by law, we will indemnify any person who was or is in a proceeding, whether civil, criminal, administrative or investigative other than a proceeding by or in our own right, by reason of the fact that the person is or was a Director or senior management staff of our company, against expenses, fines and amounts paid in settlement incurred by the person in connection with such proceeding if the person acted in good faith and in a manner the person reasonably believed to be in our best interests.

FURTHER INFORMATION ABOUT OUR COMPANY

Incorporation

We were established as a limited liability company in the PRC under the PRC Company Law on December 25, 2001 and were restructured into a joint stock limited liability company on September 26, 2002.

Our place of business in Hong Kong is located at 65th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong, and we are registered with the Registrar of Companies as an oversea company under Part XI of the Companies Ordinance. Mr. Fu Chengyu, our Chairman and chief executive officer in his capacity as our authorized representative for the purposes of Part XI of the Companies Ordinance, has been appointed as our agent for the acceptance of service of process in Hong Kong and the address for the acceptance of service of process is the same as our business address in Hong Kong. As we are incorporated in the PRC, our corporate structure and Articles of Association are subject to the relevant laws and regulations of the PRC. Summaries of certain relevant laws and regulations of the PRC and our Articles of Association are set out in Appendix V and Appendix VI, respectively, to this Prospectus.

Our principal place of business is located at the Yanjiao Development Zone, Hebei Province, China.

At the time of our incorporation, our registered capital was Rmb 300.0 million. When we were restructured into a joint stock company, we had a registered capital of Rmb 2.6 billion, divided into 2.6 billion ordinary shares of par value Rmb 1.00 each.

Immediately after the Global Offering, our issued Share capital will be Rmb 3,813,320,000, made up of approximately 2,478,668,000 Domestic Shares and 1,334,652,000 H Shares, fully paid up or credited as fully paid up, representing approximately 65% and approximately 35% of our issued capital, respectively (assuming the Over-allotment Option is not exercised).

Procedures at Our Extraordinary Shareholders' General Meeting

At an extraordinary Shareholders' general meeting held on September 26, 2002, our Shareholders passed certain resolutions, including:

- our conversion into a "overseas subscription company;"
- the issue and offer for sale of H Shares and the granting of the Over-allotment Option;
- the listing of H Shares on the Stock Exchange; and
- the adoption of our new Articles of Association and the authorization for our Directors to amend the Articles of Association in accordance with any comments from relevant governing authorities in the PRC and the Stock Exchange.

The Reorganization

In preparation for the Global Offering, CNOOC further consolidated the operations of its five drilling, well and geophysical subsidiaries into our current entity and transferred its shareholdings in five joint ventures and other related assets to us, and we undertook a statutory merger with CNOOC's wholly owned marine support and transportation subsidiary. The Reorganization took effect as of April 30, 2002.

Immediately following completion of the Global Offering, the number of H Shares will constitute approximately 35% of our issued share capital (assuming that the Over-allotment Option is not exercised).

FURTHER INFORMATION ABOUT OUR BUSINESS

Material Contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by us within the two years preceding the date of this Prospectus which are or may be material:

- the Reorganization Agreement (in Chinese) dated August 15, 2002 between CNOOC and us regarding the Reorganization: CNOOC transferred the assets, liabilities and interests it holds in five specialized companies, six joint ventures and other businesses related to oilfield services to us;
- the Non-Competition Undertaking Agreement (in Chinese) dated September 27, 2002 between CNOOC and us pursuant to which CNOOC promised to use its best efforts to avoid competition with us. For the circumstances under which this agreement would terminate, see section headed "Corporate Structure—Relationship with CNOOC—CNOOC's Undertakings";
- the Comprehensive Service Agreement (in Chinese) dated September 27, 2002 between CNOOC, China Offshore Oil Bohai Corporation, China Offshore Oil Western South China Sea Corporation, CNOOC Yanjiao Enterprises Corporation, CNOOC Finance Corporation Limited and us pursuant to which CNOOC, China Offshore Oil Bohai Corporation, China Offshore Oil Western South China Sea Corporation, CNOOC Enterprises Corporation and CNOOC Finance Corporation Limited will provide various materials, utilities, and ancillary services to us;
- the Reorganization and Merger Agreement (in Chinese) dated August 15, 2002 between CNOOC, CNOOC Shipping Company Limited and us pursuant to which CNOOC Shipping Company Limited merged into our current company, and we undertook all the businesses, assets, rights and liabilities of the consolidated company;
- the Strategic Cooperation Framework Agreement (in Chinese) dated September 27, 2002 between CNOOC China Limited and us regarding the use of materials, utilities and ancillary services between CNOOC China Limited and us;
- the Lease Agreement (in Chinese) dated September 27, 2002 between CNOOC Yanjiao Enterprises Corporation and us in respect of production and office premises located in the Yanjiao Development Zone, Hebei Province for a term of one year for a rental of Rmb 5,159,229 per year;
- the Lease Agreement (in Chinese) dated September 27, 2002 between China Offshore Oil Western South China Sea Corporation and us in respect of production and office premises located in Zhanjiang City, Guangdong Province for a term of one year for a rental of Rmb 625,573 per year;
- the Lease Agreement (in Chinese) dated September 27, 2002 between China Offshore Oil Bohai Corporation and us in respect of production and office premises located in the Tianjin Municipality for a term of one year for a rental of Rmb 1,817,990 per year;

- the Management Agreement for the China Bohai-Japan Offshore Drilling Company Limited (in Chinese) dated October 21, 2002 between CNOOC and us in respect of this Sino-Japanese joint venture, details of which are set out in "Corporate Structure—CNOOC's Undertakings";
- the Trademark License Agreement (in Chinese) dated September 27, 2002 between CNOOC and us in respect of the CNOOC trademark licensed to us for a term of 10 years for a one time payment of Rmb1,000; and
- the Hong Kong Underwriting Agreement dated November 8, 2002, among us, CNOOC and the Hong Kong underwriters, details of which are set out in "Underwriting—Underwriting Arrangements and Expenses—Hong Kong Public Offering."

Intellectual Property Rights

We have a license to use the following trademark which is owned by CNOOC.

This trademark is of value in the conduct of our business. Under a non-exclusive license agreement, we have obtained the right to use this trademark for nominal consideration.

We also own nine patents in the PRC and have applied to register another eight patents with the PRC State Intellectual Property Bureau.

FURTHER INFORMATION ABOUT OUR DIRECTORS, SUPERVISORS, MANAGEMENT AND STAFF

Particulars of Directors' and Supervisors' Service Agreements

We have entered into a service contract with each of our Directors and Supervisors for a term of three years. Our Directors' service contracts are similar in all material respects. The salaries of our Directors and the Supervisors will be determined each year by our Shareholders in the annual general meeting. The executive Directors are entitled to the welfare treatment provided under relevant PRC laws and regulations.

Directors' and Supervisors' Remuneration

Directors. The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to our Directors for each of the three years ended December 31, 2001 and the six-month period ended June 30, 2002 was approximately Rmb 250,509, Rmb 344,028, Rmb 565,488 and Rmb 296,628, respectively.

Save as disclosed in this Prospectus, we did not, and do not expect to, pay any other emoluments to our Directors in respect of the three years ended December 31, 2001.

Under the arrangements currently in force, we estimate that the aggregate remuneration (including benefit in kind) of our Directors and Supervisors for the year ending December 31, 2002 will be approximately Rmb 1,068,000.

Supervisors. The aggregate amount of salaries, housing allowances, other allowances and benefits in kind paid by us to our Supervisors for each of the three years ended December 31, 2001 and the six-month period dated June 30, 2002 was approximately Rmb 114,936, Rmb 154,674, and Rmb 278,236, respectively.

DISCLOSURE OF INTERESTS

Disclosure of Interests

So far as our Directors are aware, CNOOC will, immediately following completion of the Global Offering and assuming that the Over-allotment Option is not exercised, be interested in approximately 2,478,668,000 Domestic Shares, representing approximately 65% of the Shares carrying rights to vote in all circumstances at our Shareholders' general meetings (or, assuming that the Over-allotment Option is exercised in full, approximately 2,460,468,000 Domestic Shares, representing approximately 62% of the Shares carrying rights to vote in all circumstances at our Shareholders' general meetings).

Save as disclosed herein, but not taking into account any Shares which may be taken up under the Global Offering, our Directors are not aware of any legal person or individual (not being one of our Directors or chief executive) who will, immediately following the completion of the Global Offering, be directly or indirectly interested in 10% or more of our Shares then in issue, or an equity interest in any principal subsidiaries referred to in the Accountants' Report.

Disclaimers

Save as disclosed in this Prospectus:

- none of our Directors or Supervisors has any interest in any of our Shares or debentures or in any shares or debentures of any associated company within the meaning of the SDI Ordinance, which will have to be notified to us and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which will be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which will be required to be notified to us and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in each case once the H Shares are listed. For this purpose, the relevant provisions of the SDI Ordinance will be interpreted as if they applied to the Supervisors;

- none of our Directors, Supervisors or Promoter nor any of the parties listed in the paragraph headed "Consents" in the section headed "Other Information" in this Appendix is interested in our promotion, or in any assets which have, within the two years immediately preceding the issue of this Prospectus, been acquired or disposed of by or leased to us or our subsidiaries, or are proposed to be acquired or disposed of by or leased to us or our subsidiaries;

- none of our Directors or Supervisors nor any of the parties listed in the paragraph headed "Consents" in the section headed "Other Information" in this Appendix is materially interested in any contract or arrangement existing at the date of this Prospectus which is significant in relation to our business;

- save in connection with the Underwriting Agreements, none of the parties listed in the paragraph headed "Consents" in the section headed "Other Information" in this Appendix:

  (i) is interested legally or beneficially in any of our Shares or our subsidiaries' shares; or

  (ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for our securities or our subsidiaries' securities;

- none of our Directors or Supervisors has entered or proposes to enter into a service contract with us or any of our subsidiaries (other than contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation);
- no amount or benefit has been paid or given within the two years preceding the date of this Prospectus to our Promoter nor is any such amount or benefit intended to be paid or given; and
- none of our Directors or Supervisors (as defined in the Listing Rules) or their associates or our Promoter has any interest in our five largest suppliers or our five largest customers.

OTHER INFORMATION

Tax and Estate Duty

Pursuant to the Reorganization Agreement referred to in the section headed "Further Information about Our Company—Reorganization" in this Appendix, CNOOC has agreed to pay, and will indemnify us against, any taxes payable in respect of any assets transferred from CNOOC to us, which has accrued on or before the date on which the Reorganization became effective, including liability for PRC estate duty and Hong Kong estate duty, the latter of which might be payable by us or our subsidiaries by reason of any transfer of property (within the meaning of section 35 of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong)) to an affiliated company.

No liability for Estate Duty under PRC laws and regulations will arise from non-PRC nationals holding H Shares.

Our Directors have been advised that no material liability for estate duty under the laws of the PRC, where all of our assets and businesses are situated, or Hong Kong, will likely fall upon us or any of our subsidiaries.

Litigation

We are not engaged in any litigation or arbitration of material importance and our Directors are not aware of any pending or threatened litigation or claim of material importance either by or against us that would have a material effect on our results of operations or financial condition.

Preliminary Expenses

Our preliminary expenses are estimated to be approximately Rmb 500,000 and will be payable by us.

Sole Promoter

CNOOC, our controlling Shareholder, is our Promoter. CNOOC is a PRC state-owned enterprise established on February 12, 1982. Save as disclosed in this Prospectus, within the two years immediately preceding the date of this Prospectus, no amount or benefit has been paid or given to the promoter named above in connection with the Hong Kong Public Offering or the related transactions described in this Prospectus.

Particulars of CNOOC, Our Selling Shareholder

Information about CNOOC, our selling Shareholder, is set forth below.

Name: China National Offshore Oil Corporation

Address: CNOOC Plaza, No. 6, Dong Zhi Men Wai Xiao Jie, Beijing 100027, China

Description of business: State-owned company responsible for the administration and development of PRC offshore petroleum operations in cooperation with foreign oil and gas companies

Number of Sale Shares in the Global Offering (assuming that the Over-allotment Option is not exercised): 121,332,000.

Sponsors

The Joint Sponsors have made an application on our behalf to the Listing Committee for the listing of, and permission to deal in, our H Shares. All necessary arrangements have been made enabling the securities to be admitted into CCASS.

Taxation of holders of H Shares

The Hong Kong Offer Shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) (as amended) and, accordingly, Hong Kong estate duty may be payable in respect thereof on the death of an owner of H Shares.

The sale, purchase and transfer of H Shares are subject to Hong Kong stamp duty and the current rate charged on each of the purchaser and seller is 0.1% of the consideration or, if higher, the fair value of the H Shares being sold or transferred.

No Material Adverse Change

Our Directors confirm that there has been no material adverse change in our financial or trading position or prospects and those of our subsidiaries since June 30, 2002.

Binding Effect

This Prospectus shall have the effect, if an application is made in pursuance hereof, of binding all persons concerned to all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

Miscellaneous

Save as disclosed in this Prospectus:

- within the two years preceding the date of this Prospectus, no share or loan capital has been issued or agreed to be issued, whether fully or partly paid, either for cash or for a consideration other than cash;
- no share or loan capital is under option or is agreed conditionally or unconditionally to be put under option;

- neither us nor any of our subsidiaries has issued or agreed to issue any founder shares, management shares or deferred shares;
- since the date two years prior to the date of this Prospectus, no commissions, discounts, brokerage fee or other special terms have been granted in connection with the issue or sale of any of our Shares or any of our subsidiaries' shares; and
- within the two years preceding the date of this Prospectus, no commission has been paid or payable (except commissions to underwriters) for subscription, agreeing to subscribe, procuring subscription or agreeing to procure subscription of any of our H Shares.

We currently do not intend to apply for the status of a Sino-foreign investment joint stock limited liability company and do not expect to be subject to the Sino-foreign Joint Venture Law.

Save as disclosed in this Prospectus, none of our equity or debt securities are listed or dealt in any other stock exchange nor is any listing or permission to deal being or proposed to be sought.

We have no outstanding convertible debt securities or debentures.

Qualification of Experts

The qualifications of the experts, as defined in the Listing Rules, who have given opinions in this Prospectus are as follows:

Name	Qualification
Credit Suisse First Boston (Hong Kong) Limited	Exempt dealer
Merrill Lynch Far East Limited	Registered investment adviser
Commerce & Finance Law Offices	PRC legal advisers
Sallmanns (Far East) Limited	Property valuer
Ernst & Young	Certified public accountants

Consents

Pursuant to the relevant requirements under the Companies Ordinance and the Listing Rules, CSFB, Merrill Lynch, Commerce & Finance Law Offices, Sallmanns (Far East) Limited and Ernst & Young have given, and have not withdrawn, their respective written consents to the issue of this Prospectus with the inclusion of their reports, valuation certificate, letters and/or opinions and summaries of opinion (as the case may be) and/or the references to their names included herein in the form and context in which they respectively appear.

DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to this Prospectus and delivered to the Registrar of Companies in Hong Kong for registration were:

- copies of the **white** and **yellow** application forms;
- the written consents referred to in the section headed "Other Information" in Appendix VII to this Prospectus;
- details of CNOOC, our selling Shareholder, including its name, address and other information as required by Section 342C(3) of the Companies Ordinance; and
- copies of the material contracts referred to in the section headed "Further Information about Our Business" in Appendix VII to this Prospectus.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Sidley Austin Brown & Wood at 49th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong during normal business hours up to and including November 26, 2002:

- our Articles of Association, together with an unofficial English translation thereof;
- our Accountants' Report as prepared by Ernst & Young, the text of which is set out in Appendix I;
- the letters relating to the profit forecast, the texts of which are set out in Appendix II;
- the letter dated November 11, 2002, summary of values and valuation certificate relating to our property interests prepared by Sallmanns (Far East) Limited, the texts of which are set out in Appendix III, and the full valuation report of Sallmanns (Far East) Limited referred to in the section headed "Business—Real Properties" in this Prospectus;
- the material contracts referred to in the section headed "Further Information about Our Business" in Appendix VII to this Prospectus;
- the written consents referred to in the section headed "Other Information—Consents" in Appendix VII to this Prospectus;
- the PRC Company Law together with an unofficial English translation;
- the Special Regulations together with an unofficial English translation;
- the Mandatory Provisions together with an unofficial English translation; and
- the PRC legal opinion issued by Commerce & Finance Law Offices, our legal advisers as to PRC law, dated November 11, 2002, as described in section headed "PRC Legal Matters" in Appendix V.